UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004 (September 15, 2004)

Commission File Number: 1-9141

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto are the following documents: (i) a release by News Corporation announcing that it has received approval from the Australian Federal Court to convene meetings of shareholders to vote on its proposal to reincorporate from Australia to the United States (the “Reorganization”); (ii) the Information Memorandum that is being mailed to shareholders and optionholders of The News Corporation Limited (“News Corporation”) relating to the proposed Reorganization; (iii) the Memorandum to Holders and Beneficial Owners of News Corporation American Depositary Shares (“ADSs”) regarding the proposed Reorganization; (iv) the Depositary’s Notice of Shareholders’ Meetings which the Depositary, Citibank, N.A., is sending to the holders of ADSs representing Ordinary Shares; (v) the Depositary’s Notice of Shareholders’ Meetings which the Depositary is sending to the holders of ADSs representing Preferred Shares; (vi) the ADS Voting Instructions card for holders of ADSs representing Ordinary Shares; and (vii) the ADS Voting Instructions card for holders of ADSs representing Preferred Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date:	September 15, 2004	By:	/S/ ARTHUR M. SISKIND

Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit
A.	Press Release.

B.	Information Memorandum.

C.	Memorandum to Holders and Beneficial Owners of News Corporation ADSs.

D.	Depositary’s Notice of Shareholders’ Meeting for holders of ADSs representing Ordinary Shares.

E.	Depositary’s Notice of Shareholders’ Meeting for holders of ADSs representing Preferred Shares.

F.	ADS Voting Instructions card for holders of ADSs representing Ordinary Shares.

G.	ADS Voting Instructions card for holders of ADSs representing Preferred Shares.

Exhibit A

N E W S     R E L E A S E

For Immediate Release

Australian Federal Court Approves Shareholder

Meetings to Vote on Proposed Reincorporation

Shareholders to Receive Information Memorandum This Month;

Meetings to be Held October 26

NEW YORK, NY, September 15, 2004 – News Corporation today announced that it has received approval from the Australian Federal Court to convene meetings of shareholders to vote on its proposed reincorporation from Australia to the United States.

The company today filed an Information Memorandum and an Independent Expert’s Report related to the proposal with the Australian Stock Exchange (ASX). The Information Memorandum and Independent Expert’s Report will be mailed to shareholders within the next two weeks.

The scheme meetings will be held immediately after the company’s Annual General Meeting in Adelaide, Australia on Tuesday, October 26, 2004.

The Information Memorandum states that:

•	The Special Committee of Non-Executive Directors established to evaluate the proposal has unanimously recommended the transaction to the Company Board;

•	The Board concludes that the proposed transaction is in the best interests of shareholders and option holders and states that the directors of News Corporation unanimously recommend its approval by shareholders and option holders;

•	The independent expert, Grant Samuel & Associates, concludes that the proposal is in the best interests of News Corporation’s shareholders as a whole as well as each class of shareholders and option holders.

News Corporation Chairman and Chief Executive Rupert Murdoch said: “I and my fellow directors urge shareholders to carefully consider the detailed materials being sent to them and to vote in favour of this proposal.”

Mr. Murdoch said the proposal was designed to make News Corporation a more attractive investment to shareholders and that he believes the proposal has potential benefits for shareholders.

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com

The News Corporation
N E W S R E L E A S E

These benefits include:

•	Enhanced US-based demand for the company’s shares, over time, resulting from an expanded active US shareholder base and the expected inclusion in major US indices;

•	Potential narrowing of the trading discount of the non-voting shares relative to the voting shares, further enhancing the relative value of the non-voting shares;

•	Improved access to a larger pool of capital available in the US, which should provide greater financial flexibility and improved pricing for capital raisings and acquisition purposes;

•	Full consolidation and control of the QPL Publishing Business, a newspaper business with strong growth and profitability characteristics;

•	Reduced corporate complexity; and

•	External reporting in a manner consistent with News Corporation’s peer group in the US.

The reincorporation proposal requires, among other things, the approval of News Corporation’s ordinary shareholders, preferred shareholders and option holders under schemes of arrangement and the approval of News Corporation’s shareholders of a capital reduction under Australian law.

Through the schemes of arrangement and the capital reduction, holders effectively exchange their shares in News Corporation for shares in News Corp US, a Delaware company.

Holders will be able to vote on the proposal either by proxy or in person at the scheme meetings.

If the proposal is approved, News Corporation will be reincorporated in the US and its primary listing will move from the ASX to the New York Stock Exchange (NYSE). The company will retain secondary listings on the ASX and on the London Stock Exchange (LSE).

The directors believe that the proposed transaction creates an opportunity for News’s shares to be included in the S&P500 and other major US stock indices in the future.

If the schemes of arrangement are approved by shareholders and option holders, News Corporation will apply to the Australian Federal Court for final approval. It is expected that, if all required approvals are obtained, the transaction will be completed in November 2004.

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com

The News Corporation
N E W S R E L E A S E

Further information

For Media and Analysts

In Australia	Greg Baxter, Director, Corporate Affairs
(612) 9288 3242 Mobile 0419 461 368

In the U.S.	Media: Andrew Butcher, Vice President, Corporate Communications
(212) 852 7070

Analysts: Reed Nolte, Senior Vice President, Investor Relations
(212) 852 7092

Craig Felenstein, Director, Investor Relations
(212) 852 7084

For Shareholders

In Australia	call 1300 733 343 toll free

In the USA	call 1 800 506 7142 toll free

The complete Information Memorandum and Independent Expert’s Report is available on the company’s website at www.newscorp.com

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of June 30, 2004 of approximately US$52 billion and total annual revenues of approximately US$20 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com

Exhibit B

THE NEWS CORPORATION LIMITED

ABN 40 007 910 330 (News Corporation)

Information Memorandum in relation to a proposal to “re-incorporate” in the United States and to acquire from Murdoch family interests their shareholding in Queensland Press Pty Limited.

The Directors of News Corporation unanimously recommend that you vote in favour of the schemes of arrangement and related resolutions necessary to implement the proposed transaction. The Independent Expert has concluded that the proposed transaction is in the best interests of News Corporation’s Shareholders and Optionholders.

This is an important document and requires your immediate attention. It should be read in its entirety. If you are in doubt as to what you should do, you should consult your investment or other professional adviser.

Timetable

Sunday, 24 October 2004	Eligibility to vote at the AGM, Scheme Meetings and Capital Reduction Meeting determined at 8:00 pm (Adelaide time)

Monday, 25 October 2004	Proxy forms for the AGM, Scheme Meetings and Capital Reduction Meeting must be received no later than 9:00 am (Adelaide time)

Tuesday, 26 October 2004	Meetings to be held at the Adelaide Hilton International Hotel, 233 Victoria Square, Adelaide, South Australia beginning at 10:00 am (Adelaide time):

10:00 am	AGM
not before 10:30 am*	Share Scheme Meeting of Ordinary Shareholders
not before 10:45 am*	Share Scheme Meeting of Preferred Shareholders
not before 11:00 am*	Capital Reduction Meeting
not before 11:15 am*	Option Scheme Meeting

*Each of the meetings following the AGM will commence at the later of the time indicated above or the end of the preceding meeting. The indicated times are times before which the meetings will not commence, and are not intended to limit debate at any prior meeting. The Murdoch Family and their associates will not vote with other Shareholders and Optionholders at the Scheme Meetings. They will vote on the Schemes at separate meetings to be held immediately prior to the AGM.

Wednesday, 3 November 2004	Court hearing for approval of the Schemes

Effective Date of the Schemes

Last day of trading in Ordinary and Preferred Shares

•	ADSs representing Ordinary and Preferred Shares will cease trading on the NYSE on Tuesday, 2 November 2004 US Eastern Standard Time

Thursday, 4 November 2004	News Corp US CDIs commence trading on the ASX on a deferred settlement basis

•	News Corp US shares commence trading on the NYSE on a when-issued basis on Wednesday, 3 November 2004 US Eastern Standard Time

Wednesday, 10 November 2004	Record Date

Friday, 12 November 2004	Implementation Date

•	News Corp US shares commence trading on the NYSE on a regular-way basis on Friday, 12 November 2004 US Eastern Standard Time

Thursday, 18 November 2004	Despatch of holding statements and transmittal letters

Last day of deferred settlement trading on the ASX

Friday, 19 November 2004	News Corp US CDIs commence trading on the ASX on a T+3 basis

Wednesday, 24 November 2004	First settlement of deferred settlement trades on the ASX

All dates following the date of the Scheme Meetings and Capital Reduction Meeting are indicative only and, amongst other things, are subject to the Court approval process and ASX approval.

Date: This Information Memorandum is dated 15 September 2004

Attachment A – Comparison of class rights and of US/Delaware and

Australian corporate laws

1.	Summary

This attachment is a summary only of the class rights attaching to News Corp US capital stock, and of the rights and protections of News Corp US shares. It contains summaries of various provisions of News Corp US’s restated certificate of incorporation and by-laws, and of relevant provisions of the General Corporation Law of the State of Delaware, which is referred to as Delaware law. Since the terms of the restated certificate of incorporation, by-laws and Delaware law are more detailed than the general information provided below, you should rely on the actual provisions of those documents and Delaware law. If you would like to read News Corp US’s restated certificate of incorporation or by-laws, these documents are available free of charge by writing to:

Company Secretary
The News Corporation Limited
GPO Box 4245 Sydney NSW 2001
Australia
Facsimile: +61 2 9288 3275
Email: brodiek@newsltd.com.au

Copies of these documents can also be viewed on News Corporation’s website at www.newscorp.com.

2.	Class rights attaching to News Corp US Capital Stock

2.1	Description of News Corp US capital stock

News Corp US’s certificate of incorporation authorises the issue of up to 9,200,000,000 shares, comprising:

•	6,000,000,000 shares of class A common stock, par value of US$0.01 per share (the News Corp US Non-Voting Common Stock);

•	3,000,000,000 shares of class B common stock, par value of US$0.01 per share (the News Corp US Voting Common Stock);

•	100,000,000 shares of series common stock, par value of US$0.01 per share; and

•	100,000,000 shares of preferred stock, par value of US$0.01 per share.

On implementation of the Share Scheme, shares of News Corp US Voting Common Stock (or CDIs in respect of such shares) will be issued to News Corporation Ordinary Shareholders in exchange for their Ordinary Shares and shares of News Corp US Non-Voting Common Stock (or CDIs in respect of such shares) will be issued to Preferred Shareholders in exchange for their Preferred Shares.

2.2	Class rights attaching to News Corp US Voting Common Stock

The class rights attaching to the News Corp US Voting and Non-Voting Common Stock can be summarised as follows:

(a)	Voting rights

(Voting Common Stock) As a general matter, each of the shares of News Corp US Voting Common Stock entitles the holder to one vote per share on all matters on which stockholders have the right to vote. In this respect, the voting rights attached to News Corp US Voting Common Stock are substantially the same as those attaching to Ordinary Shares in News Corporation.

(Non-Voting Common Stock) As a general matter, the shares of News Corp US Non-Voting Common Stock do not have voting rights. However, holders of shares of News Corp US Non-Voting Common Stock do have the right to vote, together with holders of shares of News Corp US Voting Common Stock, in the following limited circumstances:

(i)	on a proposal to dissolve News Corp US or to adopt a plan of liquidation for News Corp US (and with respect to any matter to be voted on by stockholders following adoption of such a proposal or plan);

(ii)	on a proposal to sell, lease or exchange all or substantially all of the property and assets of News Corp US;

(iii)	on a proposal to adopt an agreement of merger or consolidation in which News Corp US is a constituent corporation, as a result of which the stockholders of News Corp US prior to the merger or consolidation would own less than 60% of the voting power or capital stock of the surviving corporation or consolidated entity (or the direct or indirect parent of such corporation or entity) following the merger or consolidation;

(iv)	with respect to a matter to be voted on by stockholders during a period in which a dividend (or part thereof) in respect of the News Corp US Non-Voting Common Stock has been declared and remains unpaid once due, provided that such right to vote with the News Corp US Voting Common Stock will not apply in relation to any of the above matters where the News Corp US Non-Voting Common Stock already has a right to vote as a class in relation to such matter by law.

The voting rights of News Corp US Non-Voting Common Stock are broadly similar to those attaching to Preferred Shares in News Corporation, but there are important differences. These arise for a number of reasons, including because of differences between Australian law and Delaware law and, in certain instances, because of what is customary for non-voting common stock in a Delaware listed company. By way of comparison, News Corporation’s constitution states that Preferred Shares confer on the holder the right to vote, together with Ordinary Shareholders as one class, in the following circumstances and not otherwise:

(i)	on a proposal to reduce the share capital of the company;

(ii)	on a proposal to wind up or during the winding up of the company;

(iii)	on a proposal for the disposal of the whole of the property, business and undertaking of the company;

(iv)	on a proposal that affects rights attached to the Preferred Share;

(v)	during any period which a dividend in respect of the Preferred Shares is arrears; and

(vi)	on a resolution to approve the terms of a buy-back agreement.

In instances where the News Corp US Non-Voting Common Stock is entitled to vote with the News Corp US Voting Common Stock, each share of News Corp US Non-Voting Common Stock will entitle the holder to one vote.

The reason that the News Corp US Non-Voting Common Stock has no right to vote on a capital reduction or buy-back is that, under Delaware law, no stockholder approval is required in order for the Board of a corporation to resolve to reduce the capital of the corporation (other than for a reduction effected by reducing the par value of the shares of the company) or to buy back shares in the corporation. To require a stockholder vote in these circumstances would therefore be inconsistent with usual custom and practices.

The reason that the News Corp US certificate of incorporation does not expressly refer to the News Corp US Non-Voting Common Stock having a right to vote on a proposal that affects rights attached to the Non-Voting Common Stock is that Delaware law provides for a class vote (whether or not the shares are ordinarily entitled to vote) on amendments to the certificate of incorporation which would increase or decrease the par value of the shares of such class, or alter the powers, preferences or special rights of the shares of that class so as to affect them adversely.

One area in which the voting rights of News Corp US Non-Voting Common Stock and News Corporation Preferred Shares are materially different is in relation to the issue of further preference shares. News Corporation’s constitution provides that the issue of other preference shares ranking in any respect prior to the Preferred Shares is deemed to be a variation of the rights attached to the Preferred Shares, which gives the holder of a Preferred Share a right to vote on the issue at a separate class meeting of Preferred Shares (at which a special resolution would be required to approve the issue) and at a meeting of Shareholders under (iv) above. This protection does not exist for News Corp US Non-Voting Common Stock and, as is noted below, the News Corp US certificate of incorporation allows for the issue of preferred stock and series common stock by the Board at any time without stockholder approval, with such voting, dividend and liquidation rights as the Board may determine.

(b)	Dividends

(Voting Common Stock) Subject to the rights of any outstanding Preferred Stock or Series Common Stock, the holders of shares of News Corp US Voting Common Stock are entitled to such dividends as are declared thereon by the Board from time to time in its sole discretion out of the assets or funds of the corporation legally available therefor.

(Non-Voting Common Stock) Subject to the rights of any outstanding Preferred Stock or Series Common Stock, the holders of shares of News Corp US Non-Voting Common Stock are entitled to the following dividends:

(i)	with respect to fiscal years 2005, 2006 or 2007, if dividends are declared by the Board on the News Corp US Voting Common Stock, each share of News Corp US Non-Voting

Common Stock confers on the holder the right to receive (in the case of cash dividends), non-cumulative dividends equal to the greater of:

(A)	the amount which has been declared by the Board on the share of News Corp US Non-Voting Common Stock with respect to such fiscal year (but not to exceed US$0.10 per share with respect to that fiscal year); and

(B)	an amount equal to 120% of the aggregate of all cash dividends declared with respect to such fiscal year on a share of News Corp US Voting Common Stock;

(ii)	with respect to fiscal year 2008 and thereafter, an amount equal to the dividends declared on the News Corp US Voting Common Stock in respect of such fiscal year.

Preferred Shareholders should note that the dividend rights attached to News Corp US Non-Voting Common Stock are similar (in terms of the right to receive a greater amount of dividends) to those attaching to News Corporation Preferred Shares up to and including fiscal year 2007, but that with respect to fiscal year 2008 and thereafter, the two classes are entitled to receive the same cash dividends and therefore the News Corp US Non-Voting Common Stock ceases to carry any right to a greater dividend than the News Corp US Voting Common Stock.

(c)	Liquidation

Under News Corp US’s certificate of incorporation, in the event of a liquidation, dissolution or winding up of the corporation, the holders of News Corp US Voting Common Stock and News Corp US Non-Voting Common Stock rank equally in the distribution of any funds or assets available for distribution to those two classes of stock. They may rank after all or some of the holders of series common stock or preferred stock, if shares of such stock are issued with liquidation preferences.

Under the constitution of News Corporation, in the event of a winding up of the company, the holders of Preferred Shares are entitled to a refund of their capital and to receive payment of any unpaid dividends on their shares after such sums have been paid to the holders of converting preference shares (if any have been issued) but before such sums are paid to the holders of Ordinary Shares.

(d)	Preferred Stock and Series Common Stock

Under the News Corp US certificate of incorporation, the Board of News Corp US is authorised to issue shares of preferred stock or series common stock at any time, without stockholder approval, and to determine all the terms of those shares, including the following:

(i)	the voting rights, if any;

(ii)	the dividend rate and preferences, if any, which that preferred stock or series common stock will have compared to any other class; and

(iii)	the redemption and liquidation rights and preferences, if any, which that preferred stock or series common stock will have compared to any other class.

Shareholders should note that any of these terms could have an adverse effect on the availability of funds or other assets for distribution to the holders of News Corp US Voting Common Stock and/or Non-Voting Common Stock, or for other corporate purposes. Similarly, voting rights of holders of preferred stock or series common stock could adversely affect the voting power of holders of News Corp US Voting Common Stock and/or Non-Voting Common Stock and could have the effect of delaying, deferring or impeding a change of control of News Corp US. This could protect the continuity of News Corp US management and possibly deprive stockholders of an opportunity to sell their News Corp US Voting Common Stock and/or Non-Voting Common Stock at prices higher than prevailing market prices. Any decision by the News Corp US Board to issue Preferred Stock or Series Common Stock must, however, be taken in accordance with the Board’s fiduciary duty to act in the best interest of the company’s shareholders.

3.	US/Delaware corporate laws and News Corp US’s certificate and by-laws vs Australian corporate laws and News Corporation’s constitution

3.1	Governing laws

News Corp US is incorporated in the United States under the laws of the State of Delaware. News Corporation is incorporated in Australia under the laws of South Australia. If the Schemes are approved, News Corporation Shareholders, whose rights are currently governed by the laws of Australia and the constitution of News Corporation will, upon implementation of the Share Scheme, become holders of News Corp US shares (or CDIs in respect of such shares) and their rights as such will be governed by Delaware law, US federal securities laws, the listing rules of the NYSE and News Corp US’s restated certificate of incorporation and by-laws. A comparison of some of the material provisions of the two regimes is set out below.

In addition to the US laws referred to in the above paragraph, the rights of stockholders of News Corp US, as a company listed on the ASX, will also be governed by the ASX listing rules. News Corp US has elected to apply for a full listing, rather than an exempt foreign listing, on the ASX. Exempt foreign listings are available to foreign companies which are listed on another stock exchange and have significant net tangible assets. A company listed on the ASX in the exempt foreign category is not required to comply with many ASX listing rules, instead such companies are almost exclusively regulated in accordance with the laws and rules of their home jurisdiction. A foreign company with a full listing on the ASX must comply with all the listing rules of the ASX, subject to any specific waivers obtained from the ASX. News Corp US has sought and obtained specific waivers from the ASX of some ASX listing rules. These waivers are described in detail in Section 8.11 of the Information Memorandum.

References to “Australian law” where they appear below are references to the Corporations Act, ASX listing rules and Australian common law, as applicable. References to “Delaware law” are references to the General Corporation Law of the State of Delaware or the common law of Delaware, as applicable. The comparison below is not an exhaustive statement of either the relevant Australian or Delaware law.

3.2	General meetings

(a)	Calling meetings

Under Australian law, the annual general meeting of News Corporation is required to be held within five months after the end of each financial year. Under Delaware law, News Corp US is required to have an annual meeting of stockholders and, if more than 13 months have passed since the last annual meeting, a stockholder may petition the court for an order compelling the holding of the annual meeting.

Under Australian law, a general meeting of News Corporation’s Shareholders may be called from time to time by the Board, individual directors or by Shareholders holding at least 5% of the total votes that may be cast at the meeting. The Directors are required under Australian law to call a general meeting when requested to do so by Shareholders holding at least 5% of the votes that may be cast at the meeting or being at least 100 in number. Under News Corp US’s certificate of incorporation and by-laws, a special meeting of the stockholders of News Corp US may only be called by the Board of News Corp US or by the Chairman or Vice-Chairman. Unlike News Corporation Shareholders, News Corp US stockholders do not have the right to call special meetings of stockholders.

(b)	Notice of meetings

Under Australian law, notice of a general meeting of News Corporation must be given to the company’s shareholders at least 28 days before the date of the meeting. Under Delaware law, notice of a meeting of News Corp US’s stockholders must generally be given to stockholders not less than 10 days, and not more than 60 days, prior to the date of the meeting. The NYSE recommends a minimum 30 day solicitation period and in general companies endeavour to provide at least this amount. Notice is deemed given when deposited in the US mail.

(c)	Quorum for meetings

News Corporation’s constitution states that the quorum for a general meeting of News Corporation’s shareholders is five shareholders. News Corp US’s by-laws state that the quorum for a meeting of News Corp US’s stockholders shall be the holders, present in person or by proxy, of a majority in voting power of all the outstanding shares of stock entitled to vote at the meeting. The quorum required for a News Corp US meeting is therefore much higher than that required for a News Corporation meeting.

(d)	Shareholders’ rights to bring business before a meeting

Under Australian law, Shareholders of News Corporation holding at least 5% of the votes that may be cast on the resolution or being at least 100 in number may, by notice to the company, propose a resolution for consideration at the next general meeting occurring more than two months’ after the date of their notice.

There is no similar statutory right provided to stockholders of News Corp US under Delaware law. Under the by-laws of News Corp US, any stockholder of record who is entitled to vote at the annual meeting may, by notice to the company not later than 45 days prior to the anniversary of the mailing of the company’s proxy material the preceding year, nominate persons for election to the Board or propose other business to be transacted at the annual meeting (provided such other business is a proper matter for stockholder action under Delaware law). In addition, under the US federal securities laws, a company may be required to include in its proxy statement, and present for vote at the annual meeting, certain proposals made by stockholders. Generally, stockholders who have owned for one year either 1% of the shares or US$2,000 worth of shares can require News Corp US to include a qualifying proposal and explanatory statement (not to exceed 500 words) in News Corp US’s proxy statement circulated in advance of the annual meeting on matters on matters in respect of which the stockholder is entitled to vote. Generally, corporate governance proposals meet the SEC’s qualification requirements which are set forth in SEC Rule 14a-8. The deadline set forth in Rule 14a-8 is 120 days before the date the prior year’s proxy statement was mailed. Note that a resolution to amend the certificate of incorporation of News Corp US is not a proper matter for stockholder action at an annual meeting of News Corp US unless the relevant amendment has been approved by the Board of the company.

(e)	Voting majorities required to pass resolutions at a general meeting

Under Australian law, most resolutions put to News Corporation Shareholders require the approval of a majority of votes cast by those present and voting. Super majority approval is required under Australian law for “special resolutions”. Approval by special resolution of shareholders is required for actions such as modifying or repealing the company’s constitution, changing the company’s name or type, selectively reducing or buying back capital (in some circumstances), giving financial assistance in connection with the acquisition of shares in the company, and undertaking a voluntary winding up the company.

Under News Corp US’s by-laws, most resolutions put to News Corp US’s stockholders require the approval of a majority of the votes cast by those present and voting (in person or by proxy). The exceptions to this general rule are set out below.

•	Delaware law requires the approval of a majority of all votes entitled to be cast by News Corp US stockholders (not just a majority of all votes entitled to be cast by those News Corp US stockholders present and voting) for specified actions. These actions include:

(i)	dissolving the company;

(ii)	selling, leasing or exchanging all or substantially all of the company’s property and assets;

(iii)	merging or consolidating (with certain exceptions);

(iv)	removing a director; or

(v)	amending the company’s certificate of incorporation.

•	News Corp US’s certificate of incorporation requires that any resolution to amend the by-laws of the company or certain provisions of the company’s certificate of incorporation (those dealing with the number, election and removal of directors, regulatory restrictions on stock transfer / ownership, stockholder action by written consent, calling of special meetings, amendment of the by-laws or certificate of incorporation and the liability of directors) must be approved by 65% of all votes entitled to be cast by News Corp US stockholders on the resolution.

•	Under Delaware law and News Corp US’s by-laws, resolutions to elect directors (see election of directors below) require a plurality of the votes cast by stockholders at a meeting at which a quorum is present. A resolution to remove a director requires a majority of all votes entitled to be cast by News Corp US stockholders on the action.

3.3	Number and election of directors

(a)	Number of directors

News Corp US’s certificate of incorporation and by-laws provide that the Board will comprise not less than three directors, with the exact number of directors to be fixed from time to time exclusively by the Board. Immediately following implementation of the Share Scheme, the Board of News Corp US will be the same as the Board of News Corporation.

(b)	Election of directors

The certificate of incorporation and by-laws of News Corp US provide for the election of directors at that company’s annual meeting. The certificate of incorporation and by-laws of News Corp US include rotation provisions under which the Board is divided into three staggered classes, with the number of directors in each class being as nearly equal as possible. Each class is elected to hold office until the third annual meeting of stockholders after that class was elected or re-elected, at which time the directors in that class may seek re-election. However, with respect to the initial Board of News Corp US, the directors designated as Class I directors will initially serve until the third annual meeting following implementation of the Schemes, directors designated as Class II directors until the second annual meeting following implementation of the Schemes and Class III directors until the first annual meeting following the implementation of the Schemes.

Stockholders of record entitled to vote at an annual meeting who have complied with the notice and other requirements set forth in the by-laws of News Corp US may nominate persons for election to the Board at an annual meeting. Among other things, the by-laws require that a stockholder seeking to submit a nomination must deliver a notice to the secretary of News Corp US containing specified information regarding the proposed nominee, the stockholder giving such notice and the beneficial owner, if any, on whose behalf the nomination is made. The notice must be delivered not less than 45 nor more than 75 days prior to the first anniversary of the date on which News Corp US first mailed its proxy materials for the preceding year’s annual meeting of stockholders, subject to certain exceptions.

Voting on election of directors is by a plurality of the votes cast of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors, provided that a quorum consisting of a majority of the shares entitled to vote is present or represented by proxy at the meeting. Under the plurality voting system, the directors elected at an annual meeting are those candidates receiving the highest number of votes at the election of directors at that meeting, irrespective of whether any such candidate has received a majority of the votes cast by stockholders at the meeting. This differs from the system applicable in Australia to News Corporation under which a director can only be appointed at a general meeting if the resolution to appoint that director is approved by a majority of the votes cast on the resolution.

(c)	Casual vacancies

News Corporation’s constitution authorises the Board to appoint a person to fill a casual vacancy (a vacancy that results from resignation, removal, disqualification or death) or as an additional director and a director so appointed holds office until the end of the next following general meeting of the company.

Similarly, News Corp US’s certificate of incorporation and by-laws authorise the Board to appoint a person to fill a casual vacancy or as an additional director. However, a director of News Corp US so appointed as an additional director holds office until the next election of the class of directors for which that director is chosen and a director appointed to fill a vacancy resulting from the death, removal or resignation of a director (or other cause) will hold office until the next election of the class to which his or her predecessor director was elected.

(d)	Removal

Under Australian law, the shareholders of News Corporation may at any time (and without cause) remove a director by passing a resolution to do so at a general meeting. The resolution must be passed by a majority of the votes cast by shareholders present and voting.

Under News Corp US’s certificate of incorporation, a director may only be removed for cause. Cause has been interpreted to include fraud, embezzlement, other misuse or conversion of corporate assets, usurpation of a corporate opportunity, gross misconduct or neglect, moral turpitude or other material malfeasance in office. Removal of a director for cause is extremely rare in a Delaware company. In addition, under Delaware law, to remove a director of News Corp US a resolution must be passed by a majority of all votes entitled to be cast by News Corp US stockholders on the resolution. As noted above, a stockholder in News Corp US has no right to call or compel a special meeting of stockholders between annual meetings to remove a director.

3.4	Powers and duties of directors

(a)	Powers

News Corporation’s constitution states that the business of the company shall be managed by the directors, who may exercise all powers of the company which are not, by law or other provisions of the constitution, required to be exercised by the company in general meeting.

Similarly, the certificate of incorporation of News Corp US states that the business and affairs of the company shall be managed by, or under the direction of the company’s Board.

(b)	Duties

Under Australian law, the directors of News Corporation have certain fiduciary obligations to the company. These fiduciary obligations include: a duty to act in good faith in the interests of the company; a duty to act for a proper purpose; a duty not to fetter their discretion; a duty to exercise care, skill and diligence; a duty to avoid conflicts of interest; a duty not to use their position to their advantage and a duty not to misappropriate company property.

Under Delaware law, the directors of News Corp US have similar fiduciary obligations. These fiduciary obligations are referred to under Delaware law as the duty of care and the duty of loyalty.

3.5	Issue of new shares

Subject to applicable laws and listing rules, News Corporation’s constitution authorises the Board to issue shares, options and other securities with preferred, deferred or other special rights or such restrictions, whether with regard to dividends, voting, return of capital etc as the Directors may decide.

The certificate of incorporation of News Corp US authorises the Board to issue up to an aggregate of 100 million shares of series common stock and a like number of shares of preferred stock at any time, without stockholder approval. The Board can, in doing so, confer on the series common stock or preferred stock preferences as to voting, dividends, redemption or liquidation. See the discussion in 2.2(d) above in relation to the effect this may have of diluting the voting, dividend, redemption or liquidation rights of the holders of News Corp US Voting Common Stock and News Corp US Non-Voting Common Stock.

Under Australian law, the Board of News Corporation may issue any number of new Preferred Shares without shareholder approval. Only Ordinary Shares, not Preferred Shares, are subject to the annual limit on share issuances found in the ASX listing rules. Subject to specified exceptions (for pro rata issues etc), the ASX listing rules apply to restrict News Corporation from issuing or agreeing to issue more Ordinary Shares than the number calculated below in any 12 month period unless News Corporation has shareholder approval:

•	15% of the total of: (i) the number of Ordinary Shares on issue 12 months before the date of the issue or agreement, plus (ii) the number of Ordinary Shares issued in the 12 months before the date of the issue or agreement without shareholder approval but pursuant to one of the specified exceptions; plus (iii) the number of Ordinary Shares issued in the preceding 12 months with shareholder approval; less (iv) the number of Ordinary Shares cancelled in that 12 month period;

•	less the number of Ordinary Shares issued in the preceding 12 months without shareholder approval and without the benefit of one of the specified exceptions.

As an ASX listed company, the annual limit on share issuances found in the ASX listing rules will apply to News Corp US after the Reorganisation in relation to issuances of News Corp US Voting Common Stock. The ASX has agreed that the annual limit will not apply to issuances of News Corp US Non-Voting Common Stock. As noted above, the annual limit does not currently apply to issuances of News Corporation Preferred Shares.

The number of shares of News Corp US Voting Common Stock and News Corp US Non-Voting Common Stock (and of any series of preferred stock or series common stock convertible into common stock) which may be issued by the Board without stockholder approval will be subject to limitation under the NYSE listing rules. The NYSE listing rules require stockholder approval of any issuance of common stock (or securities convertible into or exercisable for common stock) if the number of shares issued (or issuable) exceeds 20% of the number of shares of such class of common stock outstanding before the share issuance, except for public offerings for cash and private issues at a price at least equal to the book and market value of the common stock. Issuances that will result in a change of control also require stockholder approval under the NYSE listing rules.

3.6	Variation of class rights

Under Australian law and the constitution of News Corporation, rights attaching to a class of shares in the company can only be varied if approved at a general meeting of that class by 75% of votes cast by the shareholders present and voting. News Corporation’s constitution says that any issue of preference shares ranking prior to the Preferred Shares, shall be taken to be an issue of shares which has the affect of varying the rights of the Preferred Shares. In other words, preference shares ranking in priority to the Preferred Shares cannot be issued without the approval of Preferred Shareholders.

Under Delaware law, any amendment to the certificate of incorporation of News Corp US that adversely affects the rights, powers or preferences of a class of stock, or any change to the par value of a class of stock of News Corp US, must, in addition to any other vote required under the certificate of incorporation, be approved by that class by a majority of all votes entitled to be cast by the stockholders of that class.

Except as otherwise provided in the terms of any series of series common stock or preferred stock, the issuance of shares of any series of series common stock or preferred stock (assuming there were a sufficient number of authorised and unissued shares of such series) would not require a class vote of any class or series of stock of News Corp US.

3.7	Capital maintenance requirements

Under Australian law, shareholders of News Corporation at a general meeting must approve a capital reduction or share buy-back and there are restrictions on payments of dividends out of capital (see below).

Under Delaware law, subject to the NYSE listing rules described above, the directors of News Corp US are generally able to carry out capital reductions (other than reductions in par value) and share buy-backs without needing to obtain stockholder approval.

3.8	Source and payment of dividends

Under Australian law, the directors of News Corporation may pay dividends only out of the company’s distributable profits and not out of share capital. Before declaring a dividend, the directors must be satisfied that the proposed dividend can be paid without causing the company to be unable to pay its debts as they fall due.

Under Delaware law, the directors of News Corp US may declare and pay dividends generally out of (i) the surplus of the company, which is defined to be the company’s net assets less statutory capital; or (ii) if no surplus exists, out of the net profits of the company for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

3.9	Amendments to the constitution/certificate and by-laws

News Corporation constitution

Under Australian law, any amendment to News Corporation’s constitution must be approved by its shareholders. Specifically, a resolution to amend the constitution must be approved by 75% of the votes cast by shareholders present and voting on the resolution. Preferred Shareholders would not ordinarily be entitled to vote on a resolution to amend the company’s constitution. However, any amendment to the constitution which would vary the rights of holders of Preferred Shares (or any other class of shares), needs to be approved by 75% of the votes cast at a separate meeting of those shareholders.

Under Australian law, Ordinary Shareholders of News Corporation holding at least 5% of the voting shares in the company or being at least 100 in number may, by notice to the company, propose a resolution to amend the constitution of News Corporation for consideration at a general meeting of the company.

News Corp US certificate of incorporation

Under Delaware law, any amendment to the certificate of incorporation of News Corp US must first be approved by the company’s board and then by the company’s stockholders. Specifically, a resolution to amend the certificate of incorporation must be approved by holders of a majority of the votes entitled to be cast on the resolution by all stockholders. Holders of News Corp US Non-Voting Common Stock would not ordinarily be entitled to vote on a resolution to amend the company’s certificate of incorporation. However, Delaware law provides that holders of shares of a particular class shall be entitled to vote as a separate class on any resolution to amend the certificate of incorporation if the amendment would (i) increase or decrease the number of authorised shares of the class (unless the certificate of incorporation says otherwise); (ii) increase or decrease the par value of the shares of the class; or (iii) alter the powers, preferences or special rights of the class adversely. News Corp US’s certificate of incorporation provides that, subject to the terms of issue of any series common stock or preferred stock, no class vote of any stock is necessary to increase or decrease the authorised shares of a class of stock of News Corp US.

The certificate of incorporation of News Corp US imposes a higher voting majority than that which would otherwise apply under Delaware law for resolutions to amend certain provisions of the certificate of incorporation. Pursuant to the certificate of incorporation, approval of 65% of all votes entitled to be cast on the resolution by stockholders is required to amend those provisions of the certificate of incorporation dealing with the number, election and removal of directors, regulatory restrictions on stock transfer / ownership, stockholder action by written consent, calling of special meetings, amendment of the certificate of incorporation or by-laws and the liability of directors.

News Corp US by-laws

Under Delaware law and News Corp US’s certificate of incorporation, amendments to the by-laws of News Corp US can be made with board or stockholder approval. The Board is authorised to amend the company’s by-laws at any time by a vote of the majority of the entire board.

Under Delaware law, any resolution put to stockholders to amend the by-laws of News Corp US must be approved by a majority of the votes entitled to be cast on the resolution by the stockholders who are present in person or by proxy at a meeting at which a quorum is present.

The certificate of incorporation of News Corp US imposes a higher voting majority than that which would otherwise apply under Delaware law for resolutions to amend the company’s by-laws. Pursuant to the certificate of incorporation, approval of 65% of all votes entitled to be cast on the resolution by stockholders is required for the stockholders to amend any of the company’s by-laws.

Under News Corp US’s by-laws, any stockholder entitled to vote at the annual meeting of stockholders may, by notice to the company not later than 45 days prior to the anniversary of the mailing of the company’s proxy materials the preceding year, propose a resolution to amend the by-laws of the company for consideration at the annual meeting. It is not necessary for the proposed resolution to have first been approved by the board.

3.10	Directors’ remuneration

Under the ASX Listing Rules and the constitution of News Corporation, the maximum amount to be paid to non-executive directors for their services as directors is not to exceed the amount approved by shareholders in general meeting. This Listing Rule will also apply to News Corp US as an ASX listed company.

The Australian Government has recently enacted legislation which gives shareholders of listed companies (such as Ordinary Shareholders of News Corporation) the right to participate in a non-binding vote, to be held at the annual general meeting, on the adoption of the remuneration report of the company. The remuneration report is included in the directors’ report and is to contain a discussion of the board’s policy in relation to remuneration of directors of the company. There is no equivalent provision to this under Delaware law.

3.11	Release from liability and indemnification of directors

(a)	Release from liability

Under Australian law, News Corporation cannot exempt a director from liability to the company incurred in his or her capacity as a director.

Under Delaware law, a company may include in its certificate of incorporation a provision eliminating the personal liability of a director to the company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate liability for: breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, unlawful payment of dividends, unlawful purchases or redemptions of stock, or any transaction from which the director derived an improper personal benefit. The certificate of incorporation of News Corp US eliminates the liability of a director of News Corp US for monetary damages for breach of fiduciary duty to the extent permitted under Delaware law.

(b)	Indemnification

Under Australian law, a company cannot indemnify a director or officer against a liability owed to the company or related body corporate. As well, a company cannot indemnify a director or officer against the cost of legal proceedings where such proceedings result in them being found to have a liability to the company or a related body corporate.

Delaware law provides that, in the case of actions or suits brought against a director or officer by or in the name of the company, the company may indemnify the director or officer against expenses incurred if the individual acted in good faith and in a manner the individual reasonably believed to be in, or not opposed to, the best interests of the company. However, if the individual is adjudged liable to the company, the individual may be indemnified for his or her expenses only if, and to the extent that, a court determines that, despite the adjudication of liability, the individual is fairly and reasonably entitled to the indemnity.

Under Australian law, a company may indemnify a director or officer against a liability owed to someone other than the company or related body corporate (and also the cost of any related legal proceedings), provided the liability does not arise out of conduct involving a lack of good faith and is not a penalty or compensation order made under the Corporations Act.

Delaware law provides that, in the case of actions or suits brought against a director or officer (other than actions by or in the name of the company), the company may indemnify the director or officer against expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred by the individual, provided the individual acted in good faith and in a manner the individual reasonably believed to be in, or not opposed to, the best interests of the company and, with respect to any criminal proceeding, had no reason to believe was unlawful.

Under Delaware law, a company may advance the expenses of a director or officer in connection with such proceedings, subject to receipt of an undertaking from the director or officer to repay the amounts advanced if it is ultimately determined that the person was not entitled to indemnification.

There are some exceptions to the general rules referred to above. Under US federal securities laws, a US company may not, without court approval, indemnify directors and officers with respect to claims made in connection with registration statements filed with the US Securities and Exchange Commission. As well, indemnification under Delaware law may be limited by public policy in certain circumstances.

Both the constitution of News Corporation and the by-laws of News Corp US contain a provision requiring indemnification of the company’s directors and officers to the extent permitted by law. The by-laws of News Corp US also require the advancement of reasonable expenses to the company’s directors and officers to the extent permitted by law.

3.12	Transactions involving directors or officers

(a)	Shareholder approval

Australia’s Corporations Act prohibits News Corporation from giving directors a financial benefit unless it obtains the approval of shareholders or the financial benefit is exempt. Exempt financial benefits include indemnities, insurance premiums and payments for legal costs which are not otherwise prohibited by the Corporations Act and benefits given on arms’ length terms. Delaware law does not contain an equivalent provision.

The ASX listing rules prohibit News Corporation from acquiring a substantial asset from, or disposing of a substantial asset to, one of its directors unless it obtains the approval of shareholders. As well, the ASX listing rules prohibit News Corporation from issuing shares to a director unless it obtains the approval of shareholders or the share issue is exempt. Exempt share issues include issues made pro rata to all shareholders, under an underwriting agreement, under a dividend or distribution plan or under an approved employee incentive plan. The ASX listing rules will, following implementation of the Share Scheme, also apply to News Corp US as an ASX listed company.

In addition to the ASX listing rules, the NYSE listing rules will, following implementation of the Share Scheme, apply to News Corp US. The NYSE listing rules require stockholder approval for issues of common stock (or securities convertible into or exercisable for common stock) to directors, officers and certain related parties and, subject to certain exceptions, issues to substantial security holders if the number of shares issued (or issuable) exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issue. In addition, the NYSE listing rules provide that, subject to certain exceptions, equity compensation plans require stockholder approval.

(b)	Declarations of interest etc

The News Corporation constitution states that a transaction between the company and an interested director is not avoided merely because of that interest. The Corporations Act generally requires a News Corporation director who has a material personal interest in a matter that relates to the affairs of a company to give the other directors notice of that interest. That director must not be present at a meeting where the matter is being considered or vote on the matter unless the other directors or ASIC approve, or the matter is not one which requires disclosure under the Corporations Act. Directors of News Corporation, when entering into transactions with the company, are subject to the common law and statutory duties to avoid conflicts of interest imposed by Australian law.

Under Delaware law, a contract or transaction between News Corp US and one or more of its directors or officers (or between News Corp US and any other entity in which any such person is a director or officer or has a financial interest) will not be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorises the contract or transaction, or solely because that director’s or officer’s votes are counted for such purpose if:

(i)	the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are known to the Board or committee and the Board or committee in good faith authorises the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors may be less than a quorum; or

(ii)	the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to stockholders and the contract or transaction is specifically approved in good faith by a vote of the stockholders; or

(iii)	the contract or transaction is fair to the company as of the time it is authorised, approved or ratified, by the Board, a committee or stockholders.

3.13	Restrictions on transfer/ownership

Under Australian law, there are only limited circumstances in which News Corporation may refuse to register a transfer of shares. News Corporation may refuse to register a transfer where registration would result in a contravention of, or failure to observe, the provisions of a law of Australia. A provision allowing News Corporation to refuse registration in such circumstances is contained in the company’s constitution.

Under Delaware law, a company may refuse to register a transfer of shares when a transfer restriction is imposed by its certificate of incorporation, by-laws or an agreement signed with the holder of the shares at issue. Pursuant to the certificate of incorporation of News Corp US, the Board may refuse to register a transfer of shares (or alternatively refuse to honour any such transfer, suspend the rights attached to shares or redeem shares at their fair market value) if the Board concludes that such a transfer (or any transfer of an interest in shares) could result in:

•	any violation of, or inconsistency with, any order, law or permit issued by a government body or any binding contract with a government body;

•	the loss of, or failure to secure (or to secure the reinstatement of), any permit held by or required to be held by the company or a subsidiary;

•	the creation, attachment or perfection of any encumbrance or security interest over any property or assets of the company or any subsidiary;

•	the initiation of a proceeding against the company or any subsidiary by any government body;

•	the effectiveness of any order, law or permit issued by a government body or binding contract with a government that, in the judgment of the Board, is adverse to the company or any subsidiary or any portion of the business of the company or any subsidiary; or

•	any circumstance or event giving rise to the right of any government body to require the sale, transfer, assignment or other disposition of any property, assets or rights owned or held directly or indirectly by the company or any subsidiary.

3.14	Takeovers

(a)	Statutory provisions

Australian law places restrictions on a person acquiring interests in the voting shares of News Corporation where, as a result of the acquisition, that person’s or someone else’s voting power in the company increases from 20% or below to more than 20% or from a starting point that is above 20% and below 90%. Generally, such acquisitions cannot be made unless the person does not acquire more than 3% of the voting shares in the company in any six month period, the acquisition is made with shareholder approval or the acquisition is made under a takeover bid made in accordance with Australian law. Takeover bids must treat all shareholders alike and must not involve any collateral benefits. Various restrictions about conditional offers exist and there are also substantial restrictions concerning the withdrawal and suspension of offers.

There are no equivalent statutory provisions under Delaware law.

As a Delaware company, the Board of News Corp US will have the ability to implement a broader range of takeover defence mechanisms than currently permitted under Australian takeovers legislation and policy. While News Corp US has not adopted such enhanced takeover defence mechanisms, the availability of these mechanisms may be regarded as a potential disadvantage of the Reorganisation to the extent that they enable management to discourage or defeat a takeover bid which stockholders would otherwise like to consider. However, such actions may also advantage stockholders by providing protections against a takeover that is not in the short or long term interests of the company. Defensive mechanisms could include, amongst other things: (i) adoption of a stockholder rights plan (or so-called “poison pill”); and (ii) issuance of stock (including preferred stock having disproportionate or blocking voting rights) to friendly hands. While the News Corp US Board will have substantial discretion to implement such measures, if anti-takeover actions implemented in response to an unsolicited offer are challenged by a News Corp US stockholder, including actions of the kind described here, under well-established Delaware law the Board would have the burden of demonstrating that it had reasonable grounds for believing that a threat to corporate policy and effectiveness existed and that the action taken was reasonable in relation to the threat posed.

Delaware law prohibits specified “business combinations” between a corporation and an “interested stockholder” of the corporation, for three years following the time the interested stockholder became such, unless certain statutory exceptions apply or the corporation has elected not to be governed by the statute. An interested stockholder is a person that beneficially owns 15% or more of a corporation’s voting stock. Note however that News Corp US has elected not to be governed by this Delaware statute, so the restrictions contained therein will not apply to News Corp US.

(b)	Constituent documents

News Corporation’s constitution states that a person shall not offer to acquire any share of News Corporation pursuant to a takeover offer or general offer in respect of one or more of the classes of News Corporation’s shares, unless the offer relates to each class of News Corporation shares or offers are contemporaneously made which between them relate to each class of News Corporation shares and the terms of each such offer are comparable (except for certain minor differences).

News Corp US’s certificate of incorporation provides that an owner of News Corp US Voting Common Stock or News Corp US Non-Voting Common Stock must not sell, exchange or otherwise transfer its shares to a person who has made an offer to acquire 15% or more of the outstanding shares of either class of stock unless the offer relates to both News Corp US Voting Common Stock and News Corp US Non-Voting Common Stock, or other offers are contemporaneously made which between them relate to both classes of stock, and the terms and conditions of such offer or offers as they relate to each class of stock are comparable. In order for the offer or offers to be comparable, (i) the percentage of outstanding shares of each class of stock sought to be acquired must be substantially identical, (ii) the principal terms of the offer or offers relating (amongst other things) to conditions for acceptance, relevant time periods, termination, revocation rights and terms of payment must be substantially identical; and (iii) the amount of cash and the value of each other type of consideration offered for a share of each class must be substantially identical.

There are certain transactions and offers which are expressly excluded from this restriction, including:

•

any purchase or offer to purchase shares on or through a securities exchange or regulated securities association if such purchase or offer to purchase: (i) would not constitute a “tender offer” under Section 14(d) of the US Securities Exchange Act of 1934; and (ii) does not result from the solicitation or arrangement for the solicitation of orders to sell News Corp US Voting Common Stock or News Corp US Non-Voting Common Stock in anticipation of or in connection with the transaction,

•	any merger or consolidation in which News Corp US is a constituent corporation, any sale of all or substantially all of the assets of News Corp US, or any similar transaction pursuant, in any such case, to an agreement approved by the Board of News Corp US (or any tender or exchange offer or similar offer conducted pursuant to any such agreement); and

•	any transaction privately negotiated with any stockholder or group of stockholders that would not constitute a “tender offer” under Section 14(d) of the US Securities Exchange Act of 1934, as amended.

A “tender offer” is not defined under the US securities laws, but it is generally interpreted by courts to mean a transaction that involves some or all of the following attributes: active and widespread solicitation of public shareholders for shares of an issuer; a solicitation made for a substantial percentage of an issuer’s stock; an offer to purchase made at a premium over the prevailing market price; terms of the offer which are firm rather than negotiated; an offer that is contingent on the tender of a fixed number of shares and possibly specifying a maximum number of shares; an offer that is only open for a limited time period; an offeree that is subject to pressure to sell stock; and public announcements of a purchasing program that precedes or is coincident with a rapid accumulation of shares.

The provision in the News Corp US certificate of incorporation also differs from the provision in the News Corporation constitution in that the latter provision is triggered where a “takeover offer” is required under Australian law. This means that, under the News Corporation provision, an acquisition of less than 15% of the voting shares may require a “comparable offer”. This is because a takeover offer may be required under Australian law if the acquirer becomes entitled to more than 20% of the voting shares or if, having already been entitled to more than 20%, the acquirer increases its percentage entitlement in any way.

(c)	Removal of directors

The fact that News Corp US has a staggered board which can only be removed for cause may act to discourage a takeover bid which shareholders would otherwise like to consider. In those circumstances, even if the bidder has obtained voting control, the bidder has no right to convene a special general meeting to remove the incumbent directors, and the bidder will not be able to remove an incumbent director or directors prior to the expiry of their three year terms without establishing cause for removal on the part of that director or directors.

3.15	Protection of minority shareholders

(a)	Oppression

Under the Corporations Act, any shareholder of News Corporation can bring an action in cases of conduct which is either contrary to the interests of shareholders as a whole, or oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any shareholders in their capacity as a shareholder, or themselves in a capacity other than as a shareholder. Former shareholders can also bring an action if it relates to the circumstances in which they ceased to be a shareholder.

There are no equivalent statutory provisions under Delaware law, but judicial remedies may be available to stockholders of News Corp US in comparable circumstances.

(b)	Derivative actions

Under Australian law, a statutory derivative action may be instituted by a shareholder, former shareholder or person entitled to be registered as a shareholder, of News Corporation. In all cases, leave of the court is required. Such leave will be granted if: (i) it is probable that News Corporation will not itself bring the proceedings or properly take responsibility for them, (ii) the applicant is acting in good faith, (iii) it is in the bests interests of the company; and (iv) there is a serious question to be tried.

Under Delaware law, a stockholder of News Corp US may bring a derivative action on behalf of the company where those in control of the company have failed to assert a claim belonging to the company. A stockholder must meet certain eligibility and standing requirements, including a requirement that the plaintiff have been a stockholder of the company at the time of the act of which the plaintiff complains and a requirement that the plaintiff maintain his or her status as a stockholder throughout the course of the litigation. A derivative plaintiff must have made a demand on the directors of News Corp US to assert the corporate claim, unless such a demand would have been futile.

(c)	Appraisal rights

Australian law does not provide for appraisal rights.

Under Delaware law, stockholders of News Corp US who have not voted in favour of, or consented in writing to, certain mergers or consolidations will be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares as provided for in the statute in connection with specified mergers and consolidations, and to receive payment of that fair value in cash (in lieu of any consideration provided for in the merger or consolidation) provided that the stockholder complies with certain procedural requirements.

However, appraisal rights are not available to holders of shares which are:

•	listed on a national securities exchange;

•	designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc; or

•	held of record by more than 2,000 stockholders,

unless such holders are required by the terms of the merger agreement to accept in the merger consideration other than any combination of (i) shares of stock (or depositary receipts in respect thereof) of the surviving corporation in the merger; (ii) shares of stock (or depositary receipts in respect thereof) of another corporation that, at the effective date of the merger will be either listed on a national securities exchange, designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of the stock or depositary receipts received; or (iv) any combination of the consideration described in (i), (ii) and (iii).

In addition, appraisal rights are generally not available to the holders of shares of the surviving corporation in the merger, if the merger does not require the approval of the stockholders of that corporation.

3.16	Right to inspect corporation books and records

Under Australian law, a shareholder of News Corporation must obtain a court order to obtain access to the company’s books and records. Under Delaware law, any stockholder may inspect News Corp US’s stock ledger, a list of its stockholders and other books and records of the company upon making a written demand under oath stating a purpose reasonably related to the person’s interest as a stockholder.

3.17	Corporate governance, board composition etc

The composition of News Corporation’s Board and its various committees of Directors, the charters of the committees, as well as the company’s corporate policies as a whole, comply with the combined requirements of the US Sarbanes-Oxley Act and related SEC rules, NYSE listing rules and ASX listing rules, in relation to corporate governance. News Corp US will be subject to the same requirements and will adopt the same structures and policies upon or immediately before implementation of the Reorganisation. Those structures and policies are described in the corporate governance section of the News Corporation website at www.newscorp.com. They are also described, and the extent to which they depart from the ASX’s “Corporate Governance Council Principles of Good Corporation Governance and Best Practice Recommendations” is disclosed, in the annual report sent to Shareholders in the same package as this Information Memorandum.

Attachment B – Summary of rights attaching to CDIs

1.	Introduction

CDIs are units of beneficial ownership in foreign securities, legal title to the securities being held by an Australian depositary entity, CHESS Depository Nominees Pty Limited (CDN), a subsidiary of the ASX.

Each News Corp US CDI holder will receive a holding statement which sets out the number of News Corp US CDIs held by it and the reference number of the holding. These holding statements will be provided to holders when a holding is first established and if there is a change in their holding of News Corp US CDIs.

A summary of the rights and entitlements of News Corp US CDI holders is shown below. Further information about CDIs is available from the ASX or any stockbroker.

2.	Summary of rights and entitlements

(a)	Number of CDIs issued in relation to News Corp US Voting Common Stock and Non-Voting Common Stock

Each Australian Share Scheme Participant that is a holder of Ordinary Shares will receive one Voting CDI for every two News Corporation Ordinary Shares which they hold at the Record Date. Each Voting CDI will represent an interest in one underlying share of News Corp US Voting Common Stock.

Each Australian Share Scheme Participant that is a holder of Preferred Shares will receive one Non-Voting CDI for every two News Corporation Preferred Shares which they hold at the Record Date. Each Non-Voting CDI will represent an interest in one underlying share of News Corp US Non-Voting Common Stock.

(b)	Voting

If holders of Ordinary and Non-Voting CDIs wish to attend, address and vote at News Corp US general meetings in the United States, they will be able to do so. In order to vote, the Ordinary and Non-Voting CDI holders have the following options:

•	instructing CDN, as legal owner, to vote the News Corp US Voting Common Stock or News Corp US Non-Voting Common Stock underlying their Ordinary or Non-Voting CDIs in a particular manner – the instruction form must be completed and returned to the News Corp US share registry prior to the meeting;

•	informing News Corp US that they wish to nominate themselves or another person to be appointed as CDN’s proxy for the purpose of attending and voting at a general meeting; or

•	converting their Ordinary or Non-Voting CDIs into a holding of shares of News Corp US Voting Common Stock or News Corp US Non-Voting Common Stock (whichever is applicable) and voting these at the meeting (however, if thereafter they wished to sell their investment on the ASX, it would be necessary first to convert those shares of News Corp US Voting Common Stock or News Corp US Non-Voting Common Stock back to Ordinary or Non-Voting CDIs) – this must be undertaken prior to the record date for the meeting. Section (c) below provides further detail in respect of the conversion process.

Proxy forms and details of these alternatives will be included in each notice of meeting sent to CDI holders by News Corp US.

(c)	Converting from a CDI holding to a direct holding of News Corp US

Holders of News Corp US CDIs may at any time convert them to News Corp US shares by contacting News Corp US’s Australian share registry either:

•	directly in the case of News Corp US CDIs on the issuer sponsored sub-register operated by News Corp US. Holders will be provided by News Corp US’s Australian share registry with the applicable request form for completion and return; or

•	through their controlling participant (generally a stock broker) in the case of News Corp US CDIs which are sponsored on the CHESS subregister. In this case, the sponsoring participant will arrange for completion of the applicable request form.

In both cases, once News Corp US’s Australian share registry has received the applicable request form, advice will be given to News Corp US’s transfer agent for the shares to be registered in accordance with the instructions in the request form. It is expected that this process will generally take approximately two to three business days to complete, following the initial conversion request being made, although the time for conversion may take longer.

Holding News Corp US shares in certificated form will, however, prevent a person from selling their shares on the ASX, as only News Corp US CDIs will be traded on the ASX.

(d)	Dividends and other shareholder entitlements

The ASTC Settlement Rules have force by virtue of the Corporations Act and grant News Corp US CDI holders the right to receive all dividends and other entitlements which attach to the underlying shares of News Corp US Voting Common Stock or News Corp US Non-Voting Common Stock.

The ASTC Settlement Rules state that CDI holders are to receive all direct economic benefits and other entitlements in relation to the underlying shares (such as the right to receive the same dividends, rights issues and bonus issues) as if they held the underlying News Corp US Voting Common Stock or News Corp US Non-Voting Common Stock. If a cash dividend or any other cash distribution is declared, News Corp US will distribute this dividend or distribution to News Corp US CDI holders in accordance with each News Corp US CDI holder’s entitlement.

(e)	Takeovers

If a takeover bid is made in respect of any of the News Corp US shares of which CDN is the registered holder, CDN is prohibited from accepting the offer made under the takeover bid except to the extent that acceptance is authorised by the relevant CDI holders in accordance with the ASTC Settlement Rules.

(f)	Other rights

As CDI holders will not appear on the News Corp US share register as legal holders of News Corp US shares, any other right conferred on holders of News Corp US shares may be exercised by the CDI holders by means of them instructing CDN.

As to the right to vote at News Corp US general meetings, see Section (b) above.

(g)	Fees

A News Corp US CDI holder will not incur any additional fees or charges as a result of holding CDIs rather than shares of News Corp US Common Stock or News Corp US Non-Voting Common Stock, whether as a result of the implementation of the Reorganisation or in the future.

(h)	Local and international trading in CDIs

News Corp US CDI holders who wish to trade their News Corp US shares will be transferring beneficial interest in News Corp US shares rather than legal title. The transfer will be settled electronically by delivery of the relevant News Corp US CDI holding through CHESS, thereby avoiding the need to effect settlement by the physical delivery of certificates.

The mechanics for trading in shares which are represented by CDIs are no different to trading in other CHESS approved securities. More information on trading CDIs electronically on the ASX is available from the ASX and stockbrokers.

Attachment C – Summary of News Corp US Option Plan and of News Corp

US Former Employee Plan

A.	News Corp US Option Plan

1.	Introduction

News Corp US has adopted the News Corp US Option Plan, conditional upon implementation of the Schemes. The News Corp US Option Plan provides for (a) an initial grant of options under the plan in accordance with the Option Scheme (Replacement Options); and (b) for future grants of options under the plan.

2.	Replacement Options

Replacement Options will be issued on the same terms as all other options issued under the News Corp US Option Plan (as set out in clauses 3 to 12 below), except that those options will:

(a)	be issued under the Option Scheme on a one for two basis, meaning that an Optionholder will receive one Replacement Option for every two Options currently held, rounded up to the nearest whole number;

(b)	have an Exercise Price equal to twice the Exercise Price of the Options they replace;

(c)	have an exercise period equal to the unexpired exercise period of the Options they replace; and

(d)	be vested to the same extent and have the same terms including the vesting schedules as the options they replace.

3.	Offer and acceptance of options

The administrator of the News Corp US Option Plan (which will be the Board of News Corp US or one of its committees) has the authority, in its discretion, to: (i) designate grantees of options; (ii) determine whether and to what extent options are granted; and (iii) determine the number of shares to be covered by each option granted.

4.	Issue limitation

The aggregate number of shares of Non-Voting Common Stock reserved from time to time for the grant of options under the News Corp US Option Plan shall equal 6% of the total issued and outstanding share capital immediately following implementation of the Schemes plus any shares subject to options under the News Corp US Former Employee Plan described in B below which have expired or are forfeited.

5.	Price of options

The Exercise Price for each share of Non-Voting Common Stock subject to an option granted under the News Corp US Option Plan shall be equal to the weighted average market price per share of Non-Voting Common Stock sold on the NYSE during the five trading days immediately prior to the date the option is granted, and will be in US$.

6.	Vesting of options

Each option granted under the News Corp US Option Plan shall, on its grant, be an unvested option (ie. not capable of exercise, as opposed to a vested option). On each anniversary of the grant of any options, one quarter of the options subject of that grant shall become vested options until all those options have vested.

7.	Term of options

The term of options granted under News Corp US Option Plan will be fixed by the administrator of the News Corp US Option Plan, but in no event will it be more than 10 years from the date of grant of those options. The term of options granted under the News Corp US Option Plan may be extended by the administrator, but not so that the term extends beyond 10 years from the date of grant.

8.	Duration of option plan

The News Corp US Option Plan shall terminate automatically 10 years after its adoption by the Board of News Corp US, and may be terminated or suspended at any earlier time by the administrator of the News Corp US Option Plan in respect of shares over which options have not been granted.

9.	Exercise of options

A vested News Corp US Option may be exercised by the delivery of a written notice to News Corp US. The notice shall specify the number of shares over which the News Corp US Options are being exercised. The minimum number of shares over which News Corp US Options may be exercised is 100, or such lesser number as set out in the individual option agreement entered into with News Corporation in connection with the grant of the original Option. The Exercise Price shall be paid in full by the Optionholder at the time of exercise. Such payment shall include, if notice has been given by News Corp US to the Optionholder, any amount of tax necessary to satisfy applicable federal, state, local or international tax requirements.

Each Optionholder authorises News Corp US or any of its related bodies corporate to withhold from any compensation payable to the Optionholder any taxes required to be withheld by News Corp US or those related bodies corporate under foreign or US federal, state or local law as a result of the Optionholder’s exercise of the option.

10.	Listing of shares

If News Corp US so determines, no share may be issued upon exercise of a News Corp US Option unless consent or approval for listing, registration or qualification of those shares upon any securities exchange or under any governmental authority shall have been effected or obtained free of any conditions not acceptable to News Corp US.

11.	Alteration of option plan

The administrator of the News Corp US Option Plan may amend the News Corp US Option Plan in respect of any shares over which News Corp US Options have not been granted. Such an amendment shall be contingent on approval of the stockholders of News Corp US to the extent stated by the Board of News Corp US, required by any applicable law or required by any listing rules applicable to News Corp US. No amendment, suspension or termination of the News Corp

US Option Plan shall impair the rights or obligations under any News Corp US Options previously granted under the News Corp US Option Plan without the consent of the relevant Optionholder.

12.	Reorganisation or reconstruction of capital

The number of shares which may be acquired upon exercise of News Corp US Options, or the exercise price of such options, may, at the discretion of the administrator of the News Corp US Option Plan (but subject to any applicable laws, including any stock exchange rules), be determined to be such number or price as appropriate considering changes in the capital of News Corp US. Such changes include stock splits, stock dividends, split-ups, reverse splits, recapitalisations, mergers, consolidations, combinations or exchanges of shares, spin-offs, reorganisations, liquidations and the like.

B.	News Corp US Former Employee Plan

The terms of options issued under the News Corp US Former Employee Plan are the same as those described above for Replacement Options issued under the News Corp US Option Plan.

Attachment D – UBS AG, Australia Branch Opinion and Financial Services Guide

See over page

This Financial Services Guide is required by Australian law to be given to Australian retail investors, and may not be relevant to you. It contains generic information, which does not specifically relate to the UBS opinion or the Proposed Transaction, regarding the services which UBS AG, Australia Branch, is authorised to provide under its Australian Financial Services Licence.

Financial Services Guide

What is the purpose and content of this guide

This Financial Services Guide (“FSG”) dated 11 March 2004 is an important document. You should read it carefully and make sure you understand it. This FSG provides generic information about UBS AG, Australia Branch (ABN 47 088 129 613) (“UBS AG”, “us”, “we”, “our”) and the services we offer.

This guide also provides specific information about how you pay for our services. UBS AG is providing this FSG to give you key information about the types of financial services we offer. The FSG is intended to assist you in deciding whether to use any of the services offered.

The FSG contains among other things:

•	a summary of the financial services which we are authorised to provide and the kinds of financial products to which those services relate;

•	information about the capacity in which we act when providing services to you;

•	information about your rights as an investor;

•	details on how you can instruct us in relation to your investment;

•	information about the Product Disclosure Statement(s) and any Statement of Advice which you may receive from us;

•	information about remuneration that may be paid to us and other relevant persons in relation to the services provided;

•	information about how complaints against us are dealt with; and

•	information which you can request when you are provided with further market-related advice.

In addition to this FSG, you may, from time to time, receive from UBS AG, a Product Disclosure Statement (“PDS”), a Statement of Advice (“SOA”), or a Record of Advice.

It is not UBS AG’s policy to provide personal financial product advice. If however, you do receive personal financial product advice from UBS AG, you will be provided with an SOA. The SOA will include a statement of UBS AG’s advice, the basis for that advice, as well as information about remuneration and fees that UBS AG may receive in connection with giving you the advice and interests, relationships or associations that may influence the advice.

If UBS AG makes a recommendation to acquire a particular financial product (other than securities) or offer to issue, or arrange the issue of a financial product to you, it will also provide you with a PDS. There are a number of exceptions to when UBS AG must provide a PDS including: where you already have a current PDS; you hold a financial product of the same kind and you have access to current information about that kind of financial product; or the offer is made under a distribution reinvestment plan or switching facility.

The PDS contains details about the particular product and any significant risks associated with holding the product, any amounts that you must pay, and in the case of products which will or may generate a return, information about any commission or other similar payments that will or may impact on the amount of the returns payable to you.

Important information is provided below in answer to commonly asked questions.

Who will be responsible for the financial services given to you?

The financial services listed below will be provided by UBS AG. UBS AG is an Australian Financial Services Licensee under the Corporations Act (Licence No. 231087). It is a foreign Authorised Deposit-Taking Institution under the Banking Act 1959 (Cth), a Full Participant of the Sydney Futures Exchange, a Clearing Participant of SFE Clearing, and a Full Member of Austraclear.

What financial services are we authorised to provide?

UBS AG is authorised to provide the following financial services:

1.	Advising in the following classes of financial products:

•	securities;

•	debentures, stocks or bonds issued or proposed to be issued by a government;

•	derivatives;

•	foreign exchange contracts;

•	warrants which may be managed investment products;

•	managed investment schemes (excluding investor directed portfolio services); and

•	deposit and payment products;

2.	Dealing in the following classes of financial products:

•	securities;

•	debentures, stocks or bonds issued or proposed to be issued by a government;

•	derivatives;

•	foreign exchange contracts;

•	warrants which may be managed investment products;

•	managed investment schemes (excluding investor directed portfolio services); and

•	deposit and payment products;

3.	Underwriting interests in managed investment schemes and issues of securities; and

4.	Making markets for all financial products.

How will you pay for the services and how are any commissions, fees or other benefits calculated?

You may pay UBS AG a fee depending on the services and / or products you choose and the amount you invest.

In particular, UBS AG may receive fees and other benefits from the financial products that it issues to you. To the extent that a PDS is required for a transaction involving a particular financial product, the PDS for the financial product will disclose details of commissions, fees or other benefits received by UBS AG (and any of its related companies) in respect of the transaction involving that financial product.

Related entities of UBS AG may provide financial services in connection with financial products issued by UBS AG. For example, in respect of financial products issued by UBS AG, UBS Securities Australia Limited (ABN 62 008 586 481) may act as broker and market maker. UBS Nominees Pty Limited (ABN 32 001 450 522) may also provide custodial services for financial products provided by UBS AG.

Will anyone be paid for referring me to you?

UBS AG has arrangements with a number of financial intermediaries in relation to the provision of financial products by it to clients of those financial intermediaries. In those circumstances, a referral fee may be paid to the financial intermediary.

This referral fee is usually based on the value of the transaction or financial product that has been provided to you, and the total fee paid will range from 0% to 8% of the value of that transaction or product. The referral fee may be paid in the form of an upfront selling fee and/or periodic trail fees.

In what capacity do we act?

When providing the above financial services to you we act in a principal capacity and not as a representative of any other person.

What kind of advice will you receive?

It is UBS AG’s policy not to provide personal financial product advice. To the extent any advice is given, it is general financial product advice and does not take account of your personal circumstances, needs or objectives. Thus any resulting investment may not be appropriate to your needs and objectives and you should carefully assess how appropriate the recommendations are in light of your particular investment objectives, financial situation and needs.

General financial product advice may also be given through research reports and in product disclosure statements. This advice is not personal advice as it does not consider your personal circumstances, needs or objectives. You should consider your personal objectives, financial situation and needs when reviewing this information before making any decision relating to a financial product, and seek professional independent advice if you think that is appropriate.

What are your rights as an investor?

Where you do receive personal financial product advice your adviser is obliged to have a reasonable basis for the advice given. This means that your adviser must give consideration to your investment objectives, financial situation and particular needs and conduct a reasonable investigation of the subject matter of the advice. If you do not wish to provide personal information, your adviser will be limited in his or her ability to make recommendations specific to your requirements.

You have the right to be advised about any remuneration (including commissions) or other benefit that UBS AG, your adviser and other relevant persons are to receive that may reasonably be expected to be capable of influencing the advice provided to you.

How can you instruct us to buy or sell your investment or change your service arrangements with us?

You must specify to your adviser or to UBS AG exactly what you want us to do. You may give us instructions by telephone, facsimile, in writing or any other means that we agree with you.

What information do we maintain in your file?

We maintain a record of items of personal information that you have provided to us, for example, as recorded in your account opening forms, financial product application forms or transaction documents.

All personal information (as defined in the Privacy Act 1988 (Cth)) collected from you will be used and stored by us in accordance with the Privacy Policy for UBS AG. A copy of the Privacy Policy can be made available to you on request.

What can you do if you have a complaint?

If you have a complaint about the service provided to you by UBS AG or any of their representatives, you should take the following steps.

1.	Contact the UBS AG Representative with whom you have been dealing and tell that person about your complaint.

2.	If your complaint is not satisfactorily resolved within 3 business days, please contact our Regional Manager in your State or put your complaint in writing and send it to us at the following address:

The Complaints Officer

c/- Legal & Compliance Department

UBS

Level 25, Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

We will try to resolve your complaint quickly and fairly.

3.	If you still do not get a satisfactory outcome, you have the right to complain to:

Financial Industry Complaints Service Limited

PO Box 579, Collins Street West,

Melbourne VIC 8007

Telephone: 1300 78 08 08

Fax: 03 9621 2291

Email: fics@fics.asn.au

The Australian Securities and Investment Commission (ASIC) also has a free call Infoline on 1300 300 630 which you may use to make a complaint and obtain information about your rights.

If you would like clarification of any of the matters discussed in this Guide, or require further information including a copy of our internal complaint policy, please contact your adviser.

Contact details

If you have any queries, you can contact us on

(612) 9324 2000.

UBS AG Australia Branch ABN 47 088 129 613 GPO Box 1328L Melbourne, VIC 3001 Tel. +61-3-9242 6100 www.ubs.com

Special Committee of the Board of Directors

The News Corporation Limited

1211 Avenue of the Americas

New York, NY 10036

August 9, 2004

Dear Members of the Special Committee

We understand that The News Corporation Limited, a corporation incorporated under the laws of the State of South Australia (the “Company”), is considering the following transactions (collectively, the “Cruden/QPL Transaction”) whereby: (i) pursuant to the terms of the Kayarem Share Exchange Agreement among the trustee of the Second Trust (as defined in the Kayarem Share Exchange Agreement) (the “Second Trust”), the trustees of the AE Harris Trust (as defined in the Kayarem Share Exchange Agreement) (the “AE Harris Trust”) and News Corporation, Inc., a newly formed Delaware corporation (“New News”) (the “Kayarem Share Exchange Agreement”), New News will acquire all of the issued and outstanding shares of Kayarem Pty. Limited, a corporation incorporated under the laws of the Australian Capital Territory which is wholly owned by the AE Harris Trust and the Second Trust (“Kayarem”), and (ii) pursuant to the terms of the CI Share Exchange Agreement among the trustees of the Settlement Trusts and the Remaining Trust (as each such term is defined in such agreement), Keith Rupert Murdoch, Carlholt Pty Ltd and New News (the “CI Share Exchange Agreement”, and collectively with the Kayarem Share Exchange Agreement, the “Exchange Agreements”), New News will acquire from the Settlement Trusts, the Remaining Trust, the Second Trust and the AE Harris Trust (collectively, the “Murdoch Trusts”) all of the shares in Kayarem, Cruden Investments Pty. Limited and each of their subsidiaries (collectively, the “Cruden Group”). In consideration for these acquisitions, pursuant to the terms of the Exchange Agreements New News will issue to the Murdoch Trusts in the Cruden/QPL Transaction, in the aggregate, 61,927,293 shares of Class A common stock, par value US$0.01 per share (“Class A Shares”), of New News and 307,782,686 shares of Class B common stock, par value US$0.01 per share (“Class B Shares”), of New News (such Class A Shares and Class B Shares collectively referred to herein as the “Consideration”).

Immediately before the consummation of the Cruden/QPL Transaction, the assets and liabilities of the Cruden Group will consist of (A) 307.8 million ordinary shares (the “Ordinary Shares”) of the Company, (B) 69.1 million preferred limited voting ordinary shares (the “Preference Shares”) of the Company, (C) 58.34% of the issued and outstanding ordinary shares of Queensland Press Pty. Ltd., a corporation incorporated under the laws of the State of Queensland (“QPL”), which owns, among other assets, 319.2 million Ordinary Shares and 148.0 million Preference Shares, (D)A$326.5 million of outstanding net debt

UBS AG Australia Branch ABN 47 088 129 613 GPO Box 1328L Melbourne, VIC 3001 Tel. +61-3-9242 6100 www.ubs.com

of the Cruden Group to be assumed by New News (the “External Debt”) and (E) other miscellaneous assets and liabilities (collectively, the “Other Assets and Liabilities”).

Subject to shareholder and other regulatory approvals, immediately after consummation of the Cruden/QPL Transaction, the Company will implement schemes of arrangement (the “Schemes of Arrangement”) and a share cancellation pursuant to the terms of certain agreements (collectively the “Implementation Agreements” and, collectively with the Exchange Agreements, the “Transaction Agreements”) as a result of which, among other things, the Company will become a wholly owned subsidiary of New News and, subject to certain exceptions, every two issued and outstanding Preference Shares and every two issued and outstanding Ordinary Shares will be effectively exchanged for one Class A Share and one Class B Share, respectively, and options to acquire Preference Shares under certain Company option plans will be replaced by substantially similar options to acquire a number of Class A Shares equal to half the number of Preference Shares which can be purchased upon exercise of the existing option. The transactions contemplated by the Implementation Agreements are referred to herein collectively as the “Reincorporation Transactions”. The Cruden/QPL Transaction and Reincorporation Transactions are referred to herein collectively as the “Transactions”.

The terms and conditions of the Transactions are more fully set forth in the Transaction Agreements.

You have requested our opinion as to the fairness from a financial point of view to the Company of the Consideration to be paid to the Murdoch Trusts in the Cruden/QPL Transaction.

UBS AG, Australia Branch and its affiliates (collectively, “UBS”) have acted as financial advisor to the Special Committee of the Board of Directors of the Company formed in connection with the Transactions (the “Special Committee”). UBS will receive a fee for these services and for the provision of its advice and this opinion to the Special Committee. In the past, UBS and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, UBS and its successors may trade securities of the Company for their own accounts and the accounts of their customers, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the Company’s underlying business decision to effect the Transactions or constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Schemes of Arrangement. This opinion is not an independent expert’s report as contemplated by ASIC Policy Statement 75. It has been prepared solely for the purpose of consideration by the Special Committee and the Board of Directors of the Company and without considering the objectives, financial situation or needs of any shareholder or other person.

With your consent, we are not expressing any opinion as to the material terms of the Transaction Agreements, the structure of the Transactions or the fairness or any other aspect of the Reincorporation Transactions, including any effect or impact they may have on the Cruden/QPL Transaction. In rendering this opinion, with your consent, we have not taken into account the Reincorporation Transactions and we have assumed that one Non-Voting Share is equivalent in all material respects to two Preference Shares, one Voting Share is equivalent in all material respects to two Ordinary Shares and New News is equivalent

UBS AG Australia Branch ABN 47 088 129 613 GPO Box 1328L Melbourne, VIC 3001 Tel. +61-3-9242 6100 www.ubs.com

in all material respects to the Company. In rendering this opinion, with your consent, we have assumed that the final executed forms of the Exchange Agreements do not differ in any material respect from the drafts that we have examined and that all of the parties thereto will comply with all of the material terms of the Exchange Agreements. Our opinion is rendered after the sale by the Cruden Group of certain farm assets and art work pursuant to third party appraisals and the transfer of certain debt to members of the family of K. Rupert Murdoch and does not take into account any aspect of such sale other than the cash proceeds thereof. We express no opinion as to what the value of the Class A Shares or the Class B Shares will be when issued pursuant to the Transactions or the prices at which they or the Preference Shares or Ordinary Shares will trade in the future.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company, (ii) reviewed certain financial forecasts prepared by management of the Company that were provided to us by the Company and that are not publicly available, (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of QPL, including financial forecasts prepared by the management of QPL, reviewed by management of the Company, and not publicly available, (iv) conducted discussions with members of the senior management of the Company and QPL concerning the businesses and financial prospects of the Company and QPL, (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of QPL, (vi) compared the financial terms of the Cruden/QPL Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant, (vii) considered certain pro forma effects of the Cruden/QPL Transaction on the Company’s financial statements, (viii) reviewed drafts of the Exchange Agreements, (ix) reviewed estimates of certain assets and liabilities of the Cruden Group prepared by representatives of the Cruden Group, as well as financial statements of certain members of the Cruden Group, (x) reviewed third party appraisals of certain assets of QPL and valuations of certain assets and liabilities of QPL provided by management of the Company (collectively, the “Appraisals”), and (xi) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information and the Appraisals as being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or QPL and we have not been furnished with any such evaluation or appraisal other than the Appraisals. With respect to the financial forecasts of the Company, QPL, and the Cruden Group and the pro forma effects on the Company referred to above, we have assumed, with your consent, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and QPL and the representatives of the Cruden Group as to the future performance of their respective companies. In addition, we have assumed with your approval that the future financial results referred to above will be achieved substantially at the times and in the amounts projected by management. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on the Company and/or QPL and the Cruden/QPL Transaction. Our opinion is necessarily based on economic, monetary,

UBS AG Australia Branch ABN 47 088 129 613 GPO Box 1328L Melbourne, VIC 3001 Tel. +61-3-9242 6100 www.ubs.com

market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Our opinion is being provided solely to the Special Committee and to the Board of Directors of the Company in connection with their consideration of the Cruden/QPL Transaction and may not be used for any other purpose and may not be used or relied upon by any other person.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the Murdoch Trusts in the Cruden/QPL Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

UBS AG, AUSTRALIA BRANCH

14 September 2004

Attachment E - Independent Expert’s Report

The Directors

The News Corporation Limited

2 Holt Street

Surry Hills NSW 2010

AUSTRALIA

Dear Sirs

Re-incorporation of The News Corporation Limited in the

United States and acquisition of Queensland Press Pty Limited

1	Introduction

On 6 April 2004, The News Corporation Limited (“News Corporation”) announced plans to move its domicile from Australia to the United States by incorporating a new group parent company in the United States (“the Proposal”).

Shareholders will exchange their shares in News Corporation, including those shares held through American Depositary Shares (“ADSs”), for shares in a new Delaware incorporated company (“News Corp US”). The exchange will be on the basis of one new share for every two shares currently held (or two new shares for every one ADS currently held). Ordinary shareholders in News Corporation will receive shares of voting common stock (“voting shares”) in News Corp US while the holders of preferred limited voting ordinary (“preferred”) shares in News Corporation will receive shares of non voting common stock (“non voting shares”) in News Corp US. Holders of executive options in News Corporation will receive substitute options in News Corp US (also on a one for two basis). The dividend premium of 20% and the priority as to dividends that currently applies to the preferred shares will be phased out for the non voting shares. Non voting shares will rank equally with voting shares and, after the year ending 30 June 2007, will receive the same dividend as voting shares.

News Corp US plans to have its primary listing on the New York Stock Exchange (“NYSE”) but will also be listed on the Australian Stock Exchange (“ASX”) and the London Stock Exchange (“LSE”).

There will be no material change to the operations, management or strategy of News Corporation. The directors of News Corporation following the 2004 annual general meeting will all become directors of News Corp US.

As part of the Proposal, News Corp US will acquire Kayarem Pty Limited (“Kayarem”) which is 100% owned by interests associated with the family of Rupert Murdoch and certain other entities (“the Murdoch Interests”). Kayarem owns 100% of Cruden Holdings Pty Limited which, in turn, owns 96.4% of Cruden Investments Pty Limited (“Cruden Investments”). The Murdoch Interests also own the remaining 3.6% in Cruden Investments. These entities and certain other companies are collectively referred to as the “Cruden Group”. The Cruden Group directly owns shares in News Corporation and a 58.3% controlling interest in Queensland Press Pty Limited and its subsidiaries (“Queensland Press”). Queensland Press publishes The Courier-Mail, the leading daily newspaper in south east Queensland, and several other titles. News Corporation owns the remaining 41.7% of Queensland Press which will therefore become a wholly owned subsidiary of News Corp US if the Proposal is implemented.

The consideration for the Murdoch Interests’ shareholdings in Kayarem and the outstanding 3.6% in Cruden Investments has several elements:

■	in respect of the ordinary and preferred shares in News Corporation owned by the Cruden Group, the Murdoch Interests will receive voting shares and non voting shares in News Corp US on a one for two basis;

■	other liabilities in the Cruden Group (essentially net borrowings) have been estimated to be A$359.5 million at settlement and will be recognised by reducing the number of non voting shares issued above at an agreed price equivalent to A$11.35 per News Corporation share. There will be a final adjustment based on actual net borrowings at settlement payable in cash;

■	other assets in the Cruden Group (essentially cash and receivables in relation to the sale of the art collection and farm) have been estimated at approximately A$25.5 million. In relation to these assets, the Murdoch Interests will receive 1.05 million voting shares in News Corp US issued at an agreed price equivalent to A$12.13 per News Corporation share. There will be a final adjustment based on actual Kayarem cash and receivables at settlement payable in cash;

■	Queensland Press owns 319.14 million ordinary and 148.01 million preferred shares in News Corporation, representing 15.20% and 3.82% of the issued capital in each of these classes of shares. In respect of these assets, the Murdoch Interests will receive voting shares and non voting shares in News Corp US equal to their pro rata share (ie. 58.3%) of Queensland Press’s interests in News Corporation (on a one for two basis); and

■	in respect of Queensland Press’s business operations, the consideration will be based on an enterprise value for Queensland Press’s business operations of A$2.95 billion plus certain non publishing assets with an agreed value of A$21.5 million less estimated net borrowings of A$487.9 million. This element of the consideration is to comprise 59.72 million voting shares in News Corp US issued at an agreed price equivalent to A$12.13 per News Corporation share. Certain minor non operating assets will be transferred out of Queensland Press prior to settlement. There will be a final adjustment based on actual net borrowings at settlement payable in cash.

As a result of implementation of the Proposal, the voting entitlement of the Murdoch Interests will decrease from 29.86% of News Corporation to 29.47% of News Corp US.

The Proposal is to be implemented by way of:

■	a scheme of arrangement under Section 411 of the Corporations Act (“the Share Scheme”) for shareholders. The Share Scheme also involves a capital reduction; and

■	a creditors’ scheme of arrangement under Section 411 of the Corporations Act (“the Option Scheme”) for all holders of options issued under executive option plans.

The schemes require, inter alia, the approval of each class of shareholder, each class of optionholder and the Federal Court. The Murdoch Interests will vote on the Proposal as a separate class.

News Corporation has engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report on the Proposal stating whether, in Grant Samuel’s opinion, the Proposal is:

■	in the best interests of shareholders as a whole;

■	in the best interests of ordinary shareholders;

■	in the best interests of preferred shareholders; and

■	in the best interests of optionholders.

This report has been prepared solely for the purposes of assessing the impact of the Proposal on shareholders and optionholders and should not be used or relied on for any other purpose. The report will accompany the Notice of Meeting and Information Memorandum to be sent to News Corporation shareholders and optionholders. This letter contains a summary of Grant Samuel’s opinion and the main conclusions.

2	Summary of Conclusions

In Grant Samuel’s opinion, the Proposal is in the best interests of News Corporation shareholders as a whole as well as each of the ordinary shareholders, preferred shareholders and optionholders. The benefits of the Proposal primarily relate to the market for News Corporation shares and involve judgements rather than propositions that can be empirically verified. The directly measurable benefits are limited but Grant Samuel’s judgement is that shareholders as a whole are likely to be better off if the Proposal is implemented than if it is not despite the possibility of some short term adverse impacts.

The Proposal reflects the reality of News Corporation’s business. Approximately 70% of the group’s revenues and more than 80% of profits are generated in the United States. The operational head office is in New York. In the long run, it makes sense for a company’s shareholder base to be aligned with its primary operational base. This has been occurring progressively over the past 20 years. United States based institutions now hold more shares (of both classes) than Australian institutions and this trend seems likely to continue. The shifting of the place of incorporation is arguably a natural step in this transition.

There should be substantial initial and ongoing demand for News Corp US shares from United States based investors particularly as a result of the anticipated inclusion of News Corp US in key United States indices such as the S&P500. In due course, this source of demand should outweigh any selling by Australian (and some other) investors arising from the progressive removal of News Corp US from Australian indices. Nevertheless, there is a risk of some short term adverse effects as Australian (and other) institutions sell down and this may disadvantage those shareholders that need to sell at this time or choose to do so. However, ultimately, the price of shares in News Corp US will be determined by the fundamentals of its performance. It has been suggested that News Corp US will be more highly valued on fundamentals than News Corporation would have been. News Corporation does appear to be valued at lower multiples than its peers although there may be valid reasons for this. Regardless, it seems that the United States market plays an important role in setting prices for News Corporation shares and it is not unreasonable to believe that some discount inevitably applies because News Corporation is not a fully fledged United States company. The evidence is ambiguous but, on balance, it is Grant Samuel’s view that, in time, there should be some positive effect on value from the change of domicile.

In any event, it is reasonable to expect that, at the least, the discount at which the preferred shares have traded will reduce. This expectation is supported by sharemarket trading since the announcement. The reduction of the discount is significant because the preferred shares have been the major (and a very substantial) source of new equity for News Corporation and now represent approximately 65% of the issued capital. A reduced discount would lower the cost of capital and help the group to continue to grow.

There are related benefits including better access to the United States capital markets and enhanced currency for acquisitions. Historically, News Corporation has had a continuing demand for new capital to support its ambitious growth. In the last 20 years, most of this capital has been raised in the United States (primarily through acquisitions) and this is likely to continue to be the case. News Corp US scrip will be more attractive to United States investors than News Corporation scrip and News Corp US will be able to access a much wider range of investors on a more efficient basis.

The effective acquisition of the shareholding in Queensland Press from the Murdoch Interests is strategically sensible and is on terms that Grant Samuel considers fair and reasonable for the acquisition of a controlling interest. The price for the business operations represents relatively high multiples of earnings but these can be justified. Queensland Press is a very attractive business. The Courier-Mail is the only significant metropolitan daily newspaper in south east Queensland, one of Australia’s fastest growing and most prosperous regions. It has a strong track record of earnings growth and there are good prospects for continued growth.

The Proposal has no material effect on control of News Corporation.

As in any major restructuring, there are some costs, disadvantages and risks (in addition to the market demand and indexation issues). The more significant ones are:

■	the move to a different jurisdiction in terms of corporate law, governance and regulation. Some elements may be less favourable for shareholders than the current Australian regime. In particular, there is an opportunity for control to change hands without an offer being made to all shareholders. On the other hand, shareholders have greater protections in some respects. The United States (and Delaware in particular) is obviously regarded as a satisfactory jurisdiction by most of the world’s leading investors and the change is probably of little concern to United States based shareholders in News Corporation. In the final analysis, this is the cost of being directly present in the world’s largest capital market;

■	the phasing out of preferential dividend rights of the preferred shares, in particular the right to 120% of the dividend on ordinary shares;

■	the loss of “pre CGT” status for some shareholders. However, other than the Murdoch Interests, this is expected to affect only 0.4% of shareholders; and

■	commercial and legal risks associated with the acquisition of the Cruden Group and Queensland Press.

The costs, disadvantages and risks are not inconsequential but do not outweigh the advantages.

The Proposal is not a “must do” transaction. News Corporation could stay as it is. Shareholders could preserve the status quo but in doing so they should recognise that:

■	a change of domicile is probably inevitable at some point if the shareholder base becomes increasingly dominated by United States investors. Deferring this event will not make the index and transition issues go away; and

■	such action could hamper News Corporation’s future performance to the extent it inhibits its ability to grow because of a higher cost of capital.

3	Key Conclusions

■	News Corporation is, in practical terms, already a United States based company

From its origins in Adelaide, News Corporation has grown into one of the world’s largest and most diversified media and entertainment companies. Today, its most significant operations are in the United States where it controls:

•	Twentieth Century Fox, one of Hollywood’s largest movie and television program production businesses;

•	the Fox television network, one of four major national free to air broadcast television networks in the United States (with owned stations in nine of the top ten markets);

•	extensive cable television programming such as Fox News Channel, FX, Fox Sports and Fox Movies; and

•	34% of The DIRECTV Group, Inc. (“DirecTV”), one of two major satellite television delivery platforms.

News Corporation has other significant businesses in the United Kingdom (newspapers and 35.3% of British Sky Broadcasting Group plc), Italy, Latin America and Asia.

News Corporation’s Australian businesses are primarily a range of metropolitan, regional and community newspapers, 25% of Foxtel and 50% of Fox Sports Australia. These businesses now represent approximately 10% of group earnings before interest and tax.

News Corporation moved its operational headquarters from Australia to New York more than 20 years ago.

United States based institutions now own more of both the ordinary capital and the preferred share capital than Australian institutions:

■	There is no material change in the control of News Corporation

The impact of the Proposal on the shareholding structure of News Corporation is summarised below. The voting influence of the Murdoch Interests is, in fact, slightly reduced after the Proposal is implemented as they will only control their proportionate interest of the shares previously held through Queensland Press:

Impact on Shareholder Voting Interests
	Before Proposal		After Proposal
	Number (millions)	% Interest	Number (millions)	% Interest
Ordinary/Voting
Murdoch Interests	626.97	29.86%	307.78	29.47%
Other shareholders	1,472.95	70.14%	736.48	70.53%
Total	2,099.92	100.00%	1,044.26	100.00%
Preferred/Non Voting
Murdoch Interests	217.20	5.61%	61.93	3.28%
Other shareholders	3,652.48	94.39%	1,826.24	96.72%
Total	3,869.68	100.00%	1,888.17	100.00%
Source: News Corporation (based on share capital at 30 June 2004)

■	The Proposal should be positive for News Corporation’s market rating and liquidity

It has been suggested that the market for News Corporation shares will be enhanced by the Proposal in several respects:

•	a higher value for equity generally relative to what it would have been in the absence of the Proposal;

•	a reduced discount for the preferred/non voting shares; and

•	increased liquidity.

In Grant Samuel’s view, there is merit in these arguments. However, the purported benefits are not capable of being directly measured or estimated with any degree of reliability. They are fundamentally subjective judgements. Movements in market prices are complex phenomena, being the results of thousands of individual decisions.

In the short term (up to, say, 12 months), the News Corp US share price could be adversely impacted by transition issues, in particular the consequences of the expected changes to the inclusion of News Corp US shares in various market indices. Standard & Poor’s1 has announced that it intends to:

•	consider News Corp US for inclusion in the S&P500 index following the Proposal becoming effective (after a three week notice period) if News Corp US meets the necessary criteria (which it should). The S&P500 is the key benchmark index for the United States equities markets; and

•	if included in the S&P500, remove News Corp US from the S&P/ASX200[2], the key Australian market index, and all other S&P/ASX indices in four equal stages over a nine month period. The staged removal reflects News Corporation’s size and importance in the context of the Australian market. It is the single largest company in the S&P/ASX indices.

[1]	For this purpose, Standard & Poor’s includes the Standard & Poor’s Australian Index Committee.
[2]	This index essentially includes the top 200 companies listed on the ASX.

It is expected that News Corp US will be added to the United States sub index of various international indices such as MSCI[3] and FTSE[4] and will be contemporaneously removed from their respective Australian and regional sub indices.

These index changes are expected to lead to substantial buying and selling by institutional investors including:

•	selling by Australian institutions, both passive index funds (which will have to sell) and active funds. Many institutions have their Australian equities performance benchmarked to the S&P/ASX200 and will not want to have substantial holdings of News Corp US shares because of the potential for significant tracking error;

•	selling and buying by offshore funds benchmarked to MSCI or FTSE regional sub indices that include Australia;

•	buying by United States index funds which should occur immediately upon inclusion in the S&P500; and

•	buying by United States active fund managers, general investors and retail investors.

It is impossible to estimate these funds flows or their likely impact on the share price with any precision. A review of estimates by brokers and others reveals a wide range. Any analysis is little more than a “guesstimate”. The consistent themes that do emerge are that:

•	the level of Australian selling could be very substantial (probably somewhere between A$6 and A$10 billion5) but will occur over a period of time, possibly 12 months; and

•	the net funds flows before buying by general United States investors and active fund managers is probably negative but this non index demand could be significant (and is even harder to predict). Some estimates suggest that active institutions could invest up to A$14 billion (US$10 billion) if they were to match holdings in other comparable companies but this buying is uncertain and will probably only occur gradually over time (ie. it may not match the selling down).

Depending on how these factors play out, there could be some adverse price movements in the short term particularly in the voting shares (as index buying is likely to be concentrated in the non voting shares). Those investors that have to sell in this period could be disadvantaged but the effects will be cushioned by the initial 100% weighting in the S&P500, the phased reduction in S&P/ASX index weighting and the likelihood of hedge fund buying if the share price fell substantially or arbitrage opportunities arose.

However, these factors will only be short term and should not be over-emphasised. In the long run, the share price will be determined by the fundamentals of News Corp US’s financial performance. It has been suggested that News Corp US will be more highly valued on fundamentals than News Corporation would have been. Reasons put forward include:

•	News Corporation has consistently traded at lower earnings multiples than its peer group companies in the United States (such as Time Warner, Inc., The Walt Disney Company and Viacom, Inc.). Further, News Corporation is generally regarded as having better growth prospects than its peers;

[3]	Published by Morgan Stanley Capital International Inc.
[4]	Published by FTSE International Limited.
[5]	Based on the current market capitalisation of approximately A$65 billion.

•	coverage of News Corp US by analysts is likely to increase;

•	some academic studies indicate that inclusion in the S&P500 results in a permanent positive price effect; and

•	most trading in News Corporation still occurs on the ASX and the Australian market, on average, trades at lower multiples than the United States market.

On the other hand:

•	there may well be valid reasons for the apparent discount in the News Corporation share price including a higher risk profile (a greater propensity to make significant strategic moves) as well as its corporate complexity and plethora of partly owned associates rather than consolidated businesses. In addition, the discount is not so substantial if News Corporation’s earnings are measured under United States generally accepted accounting principles;

•	some influential United States based analysts already cover News Corporation;

•	there are also studies that indicate the S&P500 price effects are temporary. Moreover, all of the studies are based on companies in circumstances quite different to News Corporation; and

•	Australia’s lower average multiples may reflect the different composition of its market which has a heavy weighting towards banks and property investment vehicles.

Regardless, it does appear that the United States market plays an important role in price setting for News Corporation shares. Almost 50% of trading in the preferred shares is through ADSs on the NYSE. It is not unreasonable to argue that the United States market inevitably applies some discount because News Corporation is not a fully fledged United States company. Issues may include concerns over shareholder rights in a foreign jurisdiction and the potential for tax inefficiencies in routing United States earnings through Australia and back to the United States. While there is no hard evidence, Grant Samuel believes that at an intuitive level there should be some positive effect on value from the change of domicile, even if minor.

In any event, it is expected that the discount at which the preferred shares have generally traded will reduce. News Corporation preferred shares have historically traded at an average discount of around 15% (but in a range of 4% to 23%). This discount is substantially greater than the discount at which non voting (or low voting) shares in comparable companies such as Viacom, Inc., Comcast Corporation and Liberty Media Corporation trade. The discount has a material impact because preferred shares represent approximately 65% of the issued capital and have been the primary instrument for raising capital. The Proposal should result in a reduction in the discount for several reasons:

•	the likelihood of the non voting shares being the reference stock for the purposes of the S&P500, underpinning demand; and

•	the elimination of the “preferred” status of the shares. Some United States institutions are prohibited from investing in preference shares.

This view is supported by the sharemarket performance since the announcement on 6 April 2004 which shows a sustained reduction in the discount from around 15% to between 6% and 8%:

At the same time, some element of the discount is often attributed to News Corporation’s extensive use of preferred shares as its primary currency for acquisitions and the potentially dilutive effects of this strategy. This strategy is unlikely to change going forward.

There are also some prospects for improved liquidity in the market for News Corporation shares. The United States is the world’s largest and most liquid equity market. Inclusion in the S&P500 (assuming it occurs) would underpin ongoing demand and stimulate trading. Equally:

•	News Corporation is already a highly liquid stock. There is no evidence that comparable companies in the United States enjoy higher levels of turnover (as a percentage of issued capital) than News Corporation does now although the United States equity market is generally more liquid than the Australian equity market;

•	there have been several block trades in News Corporation shares that demonstrated existing capacity to move very large lines of stock at minimal discounts;

•	the higher levels of index fund investment in the United States may lead to a greater proportion of the capital base being “locked up” and effectively reducing the pool available for trading; and

•	turnover in News Corporation shares on the ASX may benefit from News Corporation’s high profile and its leadership position in the Australian market.

■	There may be other benefits such as improved access to capital and an enhanced currency for acquisitions

News Corporation has historically demonstrated a substantial demand for new capital to support its ambitious growth. In the last 20 years, most of this has been raised in the United States (which has been the primary focus of expansion), primarily through the issue of preferred shares (in the form of

ADSs) to vendors of businesses (eg. Hughes Electronics Corporation/DirecTV, Gemstar-TV Guide International, Inc., Chris-Craft Industries, Inc.) but also through cash placements. In total, almost US$20 billion has been raised since 1996.

While News Corporation has clearly shown an ability to raise substantial levels of capital in the past, there have been issues:

•	the fact that News Corporation is a foreign corporation and not included in the S&P500 means there is no access to new capital from the large body of investment institutions restricted to investing in S&P500 securities and, accordingly, it has not undertaken any general institutional raisings. Similarly, these institutions are not attracted to News Corporation scrip where it is offered as consideration in other transactions;

•	the status of the preferred shares is also problematic for some institutions;

•	there has been “flowback” to the Australian market from some recipients of shares in the United States; and

•	the large discount on the preferred shares has effectively raised the cost of capital.

Implementation of the Proposal should eliminate these issues. News Corp US will have access to the full range of United States institutional investors. This is likely to be important as capital will probably be mostly raised in the United States in the future. In particular:

•	News Corp US will be better placed to undertake large scale “follow on” offers of securities (akin to placements and jumbo placements in an Australian context). The United States market has demonstrated its capacity to deliver much larger amounts of capital in such raisings than the Australian market; and

•	News Corp US scrip will be more attractive to vendors of businesses than News Corporation scrip.

■	Shareholders may consider it a disadvantage that News Corp US will be subject to United States corporate law, stock exchange rules and other regulatory requirements

News Corp US and its shareholders will be subject to a different governance and regulatory regime to News Corporation including:

•	the rights set out in the certificate of incorporation and by-laws;

•	Delaware corporate law and United States federal law;

•	NYSE listing rules; and

•	regulation by the United States Securities & Exchange Commission.

In some respects, this regime affords lesser protection for shareholders, especially minority shareholders, than the Australian regime which applies to News Corporation. In particular, a cornerstone of Australian Corporations law is the “20% rule” which inhibits the ability of any party to acquire more than 20% of the shares in a company without either making an offer to all shareholders or receiving approval from shareholders. These rules do not apply to News Corp US.

It is not practical to even attempt to consider the full array of potential consequences of this change but some of the more obvious ones are that:

•	the Murdoch Interests will be able to increase their holding at any time (eg. by buying on market) and obtain a controlling interest in News Corp US without making an offer (although this would require disclosure). However, the Murdoch Interests would be allowed to acquire 3% of the ordinary share capital every six months even under Australia’s current laws and therefore could achieve the same effect, albeit over a three and a half year period;

•	the Murdoch Interests would be able to sell their interest to a third party by way of private treaty sale at any time without that party making an offer to all shareholders;

•	third parties may be able to obtain a significant stake in News Corp US (greater than 20%) without making an offer to all shareholders if this was acquired on market (although there are some constraints); and

•	in general, there appears to be a greater ability to secure a strong enough position to inhibit an open contest for control.

Other aspects of the regime applying to News Corp US that may be of concern to shareholders include the following:

•	News Corp US will have the ability to implement a shareholder rights plan (colloquially referred to as a “poison pill”) which could inhibit the ability of an investor to acquire a significant stake. However:

–	News Corp US has opted out of certain provisions relating to business combinations which could serve to frustrate an offer;

–	such actions may be of benefit to shareholders depending on the circumstances; and

–	there are judicial constraints;

•	partial offers which involve a fixed number of shares as opposed to a fixed percentage of each shareholder’s holding are not prohibited;

•	shareholders do not have the capacity to call general meetings of the company;

•	the provisions relating to voting for directors mean that:

–	directors can be elected with less than 50% of votes; and

–	to vote out an incumbent director will require nomination of an alternative candidate and a plurality vote at a shareholder meeting. Directors may be removed by shareholders only for cause and with a vote greater than 50% of the total issued voting capital;

•	News Corp US is able to issue prior ranking shares without shareholder approval. The terms of such shares could have an adverse impact on the rights or value of existing shares;

•	annual general meetings will be held in the United States; and

•	shareholders will not benefit from changes to Australian corporate law that provide for reforms such as (non binding) votes on executive remuneration.

At the same time:

•	certain key protections, such as the requirement to make equivalent offers to both classes of shares, are carried over in News Corp US’s certificate of incorporation; and

•	some aspects of the United States regime are more favourable to shareholders than the Australian regime including:

–	an arguably broader set of circumstances in which non voting shares can vote;

–	limits on the number of non voting shares that can be issued; and

–	potentially higher hurdles for approval of changes to shareholder rights.

Clearly, there are some aspects that are less favourable to minority shareholders than the Australian regime and these could adversely affect shareholders in some circumstances at a future point in time. Australian shareholders may also be concerned about the transfer to a corporate environment that has evidenced some manifest shortcomings in recent years. However:

•	these issues are unlikely to be of concern to United States based shareholders in News Corporation who are presumably comfortable with the Delaware/NYSE regime;

•	Delaware is clearly an acceptable place of incorporation for United States companies and investors. More than 50% of the companies in the S&P500 are incorporated in Delaware;

•	the problems of recent years in the United States have more to do with personal dishonesty, financial reporting and auditor independence than with rules relating to shareholder rights or takeovers; and

•	it is a take it or leave it package. It is not possible to “cherry pick” all of the good points of Australian corporate regulations (even if there was agreement on what they are) and replicate it in the United States. Even if the key protections could be replicated, their legal efficacy is uncertain and it would defeat the purpose of becoming a “normal” United States company.

In the final analysis, this is the cost of being directly present in the world’s largest capital market. The United States is regarded as a satisfactory jurisdiction by most of the world’s leading investors. Ultimately, effective corporate governance and regulation are more dependent on personal behaviour than the rules themselves.

■	There are other costs, disadvantages and risks which are not inconsequential

Other disadvantages of the change of domicile include:

•	the phasing out of preferential dividend rights that currently attach to the preferred shares. The non voting shares in News Corp US that shareholders receive in exchange for the preferred shares will:

–	only rank equally for dividends; and

–	only be entitled to receive the same dividend as voting shares for financial years from 1 July 2007.

However, the dividends currently paid on News Corporation preferred shares are minimal and provide a yield of less than 1% and there is no certainty that dividends will increase if the

Proposal is implemented. Accordingly, the change in the dividend rights for preferred/non voting shareholders is unlikely to have a material impact on the total returns earned by preferred/non voting shareholders over the period of their investment horizon. Nevertheless, preferred shareholders are giving up a permanent right to a higher dividend that, in the long term, could become economically valuable;

•	those Australian shareholders who hold pre capital gains tax shares (ie. shares acquired before 20 September 1985) will lose that status and become subject to capital gains tax on increases in value from the date the Proposal is implemented. However, apart from the Murdoch Interests, News Corporation estimates that this will apply to only 0.7% of ordinary shareholders and 0.2% of preferred shareholders;

•	Australian shareholders will not receive franked dividends from News Corp US and all shareholders outside the United States will have withholding tax deducted from dividend payments. However:

–	News Corporation has only rarely franked its dividends and future franking is expected to be limited;

–	dividends have represented only a small element of the total return to shareholders; and

–	any withholding tax paid should be creditable against local taxes;

•	some shareholders may be subject to tax on the exchange of shares in News Corporation into shares in News Corp US. This is expected to apply to only a small number of shareholders; and

•	transaction costs are estimated to be approximately US$49 million (excluding stamp duty that may be applicable to elements of the acquisition of the Cruden Group to be paid by News Corp US). These costs represent around 0.1% of News Corporation’s market capitalisation.

Risks arising from implementation of the re-incorporation include:

•	the possibility that the anticipated buying by active fund managers and other investors in the United States does not eventuate or takes considerably longer to develop. There is no specific trigger (other than inclusion in the S&P500) that will compel them to buy shares in News Corp US;

•	the possibility that Standard & Poor’s will not include News Corp US in the S&P500, delay its inclusion or otherwise change the basis of its inclusion or its phased reduction in the S&P/ASX200;

•	the risks of unknown liabilities or other costs incurred as a result of the acquisition of the Cruden Group in order to implement the Proposal. However, the legal agreements provide for a cash adjustment and extensive warranties and indemnities; and

•	unanticipated legal consequences arising from application of United States corporate law or regulation that are disadvantageous relative to what may have occurred under Australian law.

■	The acquisition of Queensland Press’s business operations is strategically sensible and is at a fair price

The acquisition of Queensland Press provides several strategic benefits for News Corporation. It cleans up the group structure, eliminating the situation where an associated company also has a significant shareholding in the head company. More importantly, it brings a substantial and attractive business into 100% ownership, increasing News Corporation’s consolidated activities, reducing the extent of its partly owned associates and providing direct access to cash flows.

News Corp US will effectively acquire the Cruden Group interest in the newspaper publishing business of Queensland Press on the basis of an agreed value for 100% of the business operations of A$2.95 billion. This price represents the following implied multiples:

Queensland Press – Implied Multiples
	Year end 30 June
	2004 actual (52 weeks)	2005 budget (53 weeks)	2005 adjusted
EBITDA[6]	13.9	11.9	11.8
EBITA[7]	15.2	13.1	13.0

The adjusted earnings for the year ending 30 June 2005 reflect the following major adjustments:

•	conversion of the budgeted numbers from a 53 week year to a 52.2 week year; and

•	allowance for the full year effect of new printing presses and colour capacity currently being installed.

The budget forecasts a strong uplift in earnings (13% on a comparable year basis), primarily as a result of increased volume and yields for classified and national advertising coupled with a reduction in newsprint prices. The implied multiples are relatively high but are not unreasonable having regard to:

•	the attributes of the business including:

–	the economic growth prospects for south east Queensland which are arguably the strongest of any region in Australia;

–	the attractive competitive environment. While there is always a risk of new competition (particularly because of the attractions of the Queensland market), this seems unlikely in the foreseeable future given the ownership structure of the industry in Australia;

–	The Courier-Mail’s position as the only significant daily title in the Brisbane market and its pre-eminent position throughout Queensland. The paper has a circulation of approximately 215,000 (Monday to Friday) and 340,000 on Saturday. The Sunday Mail has a circulation of over 615,000;

–	the recent performance of The Gold Coast Bulletin in increasing circulation and the strong population growth of its surrounding area;

–	the track record of earnings growth and the potential upside from factors such as the enhanced colour capacity in Brisbane and the Gold Coast; and

–	the high quality infrastructure. The price incorporates the cost of new print facilities at the Gold Coast and the majority of the cost associated with enhanced colour capacity in Brisbane;

•	the transaction involving the acquisition of a controlling interest; and

[6]	EBITDA is earnings before net interest, tax, depreciation, amortisation and other/significant items.
[7]	EBITA is earnings before net interest, tax, amortisation of goodwill and other/significant items.

•	multiples implied in acquisitions of other newspaper publishers (in Australasia and globally) and by the share prices of listed newspaper groups. Newspaper acquisitions in Australasia have been in the range 7 to 12 times forecast EBITDA but mostly around 10 to 12 for quality groups while Australia’s four listed newspaper groups currently trade in a fairly tight range of 9.6 to 10.9 times forecast 2004/05 EBITDA. Particular regard was had to:

–	the acquisition of Wilson & Horton Limited, the owner of The New Zealand Herald. This transaction implied an overall EBITDA multiple of 10.6 times the current (incomplete) year and 10.0 times the following year. The business included regional and community newspapers and printing businesses. The independent expert applied a multiple of 11.5 to 12.5 times “maintainable” EBITDA for The New Zealand Herald only; and

–	the multiples for West Australian Newspapers Limited (“WA Newspapers”), a listed company that publishes The West Australian. This newspaper has characteristics closest to The Courier-Mail. WA Newspapers trades at approximately 10.9 times forecast 2004/05 EBITDA. This share price, while generally regarded as “full” by analysts, does not include a premium for control. In addition, WA Newspapers faces higher prospective capital expenditure requirements than Queensland Press and also faces some level of direct competition. At the same time, the extent of any premium may be tempered by the limited synergies available to News Corp US on acquisition (as the businesses are already integrated).

The Courier-Mail is one of the best newspaper franchises in Australia and accordingly the Queensland Press business (of which The Courier-Mail and The Sunday Mail represent more than 75% of EBIT) warrants a multiple at the upper end of the range. Grant Samuel also undertook a discounted cash flow analysis which resulted in net present values broadly consistent with the agreed enterprise value of A$2.95 billion. A number of different scenarios in addition to management forecasts were considered.

The consideration to be paid in respect of the Murdoch Interests’ shareholding in the Queensland Press business (plus certain non publishing assets and less net borrowings) is 59.72 million voting shares issued at an agreed price equivalent to A$12.13 per News Corporation share. This price was based on the volume weighted average price for the five day period ended 15 July 2004. Since then, the ordinary shares have traded around or below these levels. On this basis, the nominated share price represents a fair market value (if not a slight premium) and the effective consideration is therefore broadly consistent with the agreed value (A$2.95 billion for 100%). As at 13 September 2004, the ordinary share price was A$11.30.

The shares issued to the Murdoch Interests will be added to what is already a significant shareholding in News Corporation. Accordingly, the additional shares issued could attract a premium for control if sold by the Murdoch Interests with the rest of their holding. If the shares were valued on a full control basis the notional value paid for Queensland Press would be higher to the extent the control value of News Corp US (or a significant shareholding) exceeds the market value of shares. However:

•	it is difficult to estimate the extent of any control premium with any reliability;

•	there is no current intention by the Murdoch Interests to sell their holding; and

•	the shares to be issued represent approximately 5.5% of the issued voting shares. The Murdoch Interests could acquire an equivalent number of shares by buying them on market over a 12 month period even under Australia’s limited “creep” provisions (which allow acquisitions of 3% every six months).

The pro forma impact of the Queensland Press acquisition on News Corporation’s earnings for the year ended 30 June 2004 is slightly positive:

Queensland Press – Earnings Impact on News Corporation(Australian GAAP)
Year ended 30 June 2004	Before	After[8]
EBIT (A$ millions)	4,302	4,495
Net profit (A$ millions)	2,312	2,378
Earnings per share (pre consolidation)	41.1¢	41.4¢
Source: News Corporation, Grant Samuel analysis

There are commercial risks associated with the acquisition of Queensland Press. However these risks are no more than those that arise in any arm’s length acquisition of an operating business in the newspaper publishing industry. The warranties and indemnities in relation to Queensland Press are less than might typically be included in a sale and purchase agreement but this reflects the fact that News Corporation already owns 41.7% of Queensland Press and supervises its management.

■	Alternatives, apart from the status quo, are limited

News Corporation has advised that it had considered a number of alternatives to the Proposal before settling on the Proposal. If some form of re-incorporation in the United States or creation of a United States based entity is considered beneficial, there are few alternatives to replacement with a new top company. The alternatives include:

•	a dual listed structure between a United States and an Australian entity; and

•	alternative spin outs of all non Australian businesses into a new entity.

All of the above alternatives involve either breaking up the group or have other difficulties (such as tax implications or loss of critical mass). News Corporation has indicated that it considers that its long term strategy is best achieved by preserving the integrated business rather than breaking it up. It also believed that the dual listed structure has its own significant issues. Grant Samuel concurs with this view.

In implementing the change of domicile, there may have been alternatives to the legal structure involving the acquisition of the Cruden Group and Queensland Press but:

•	this structure was settled on as one that created tax efficiencies for the Murdoch Interests (by eliminating multiple layers of tax) without creating adverse effects for News Corporation;

•	it also facilitated the acquisition of Queensland Press and simplified the group structure; and

•	legal protections have been built in to protect against unexpected liabilities.

There are no mechanisms of which Grant Samuel is aware that would avoid the index transition issues.

[8]	The “After” column shows the impact of the acquisition of Queensland Press only. It does not reflect the impact of the acquisition of the balance of the Cruden Group (ie. receivables and net borrowings), which reduces the pro forma earnings per share to 41.2¢.

The most obvious alternative to the Proposal is the status quo. It is not a “must do” transaction. News Corporation could remain as is. However:

•	a change of domicile is probably inevitable at some point as the shareholder base becomes increasingly dominated by United States investors (assuming further transactions are concentrated in that market). Deferring this event will not make the index and transition issues go away; and

•	such action could hamper News Corporation’s future performance as it may inhibit its ability to grow because of a higher cost of capital.

■	Optionholders are treated fairly

Executive optionholders will receive new options in News Corp US. They will receive the options on the same basis as shareholders (ie. one for two) with the same expiry date, exercise price (adjusted for the consolidation) and other essential terms as their current options. The position of executive optionholders is preserved in terms of their potential entitlement to value. The Proposal should be positive for shareholder value (relative to the status quo) and optionholders will also participate in that value gain.

4	Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of shareholders or optionholders in News Corporation. Because of that, before acting in relation to their investment, shareholders and optionholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders and optionholders should read the Information Memorandum issued by News Corporation in relation to the Proposal.

Similarly, approval or rejection of the Proposal is a matter for individual shareholders and optionholders, based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy and tax position. Shareholders or optionholders who are in doubt as to the action that they should take in relation to the Proposal should consult their own professional adviser.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. This document is set out at the beginning of the full report.

This letter is a summary of Grant Samuel’s opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully

GRANT SAMUEL & ASSOCIATES PTY LIMITED

The News Corporation Limited

Financial Services Guide and

Independent Expert’s Report

in relation to

the Proposed Reorganisation of

The News Corporation Limited

Grant Samuel & Associates Pty Limited

(ACN 050 036 372)

14 September 2004

Financial Services Guide

Grant Samuel & Associates Pty Limited (“Grant Samuel”) carries on business at Level 19, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000. Grant Samuel holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act 2001 requires Grant Samuel to provide this Financial Services Guide (“FSG”) in connection with its provision of an independent expert’s report (“Report”) which is included in a document (“Disclosure Document”) provided to members by the company or other entity (“Entity”) for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel’s client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for The News Corporation Limited (“News Corporation”) in relation to the proposal to re-incorporate News Corporation in the United States and acquire Queensland Press Pty Limited (the “News Corporation Report”), Grant Samuel will receive a fixed fee of A$1.5 million plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 7.3 of the News Corporation Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 7.3 of the News Corporation Report:

“Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with News Corporation or Queensland Press that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal. During the past ten years, Grant Samuel or companies associated with Grant Samuel have been retained as follows:

■	Grant Samuel was retained by the solicitors of shareholders in Cruden Holdings in relation to certain litigation with the Australian Taxation Office in the years 2002 to 2004. This engagement has ceased; and

■	Grant Samuel Property Pty Limited was retained as adviser to News Corporation for tenant representation in relation to News Corporation’s property interests in Perth between September 2002 and March 2003.

In addition, four executives of Grant Samuel and its related entities hold small parcels of shares in News Corporation.

Grant Samuel had no part in the formulation of the Proposal. Its only role has been the preparation of this report.

Grant Samuel will receive a fee of A$1.5 million for the preparation of this report. This fee is not contingent on the outcome of the Proposal. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.”

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services’ Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

1	Introduction

On 6 April 2004, The News Corporation Limited (“News Corporation”) announced a proposal to restructure the company (“the Proposal”). In commercial terms, the Proposal has two key elements:

■	the substitution of a new company (“News Corp US”), as the ultimate holding company for the News Corporation group. News Corp US will be incorporated in Delaware in the United States and have its primary listing on the New York Stock Exchange (“NYSE”). Shareholders in News Corporation (the existing Australian incorporated entity) will effectively exchange their ordinary shares and preferred limited voting ordinary (“preferred”) shares in News Corporation for corresponding shares in News Corp US; and

■	the acquisition of the 58.3% interest in Queensland Press Pty Limited and its subsidiaries (“Queensland Press”) held by interests associated with the family of Rupert Murdoch and certain other entities (“the Murdoch Interests”). Queensland Press owns The Courier-Mail, The Sunday Mail and certain other regional newspapers. News Corporation currently owns the remaining 41.7% of Queensland Press.

From a legal perspective, the Proposal will be structured in a different manner but is designed to achieve the same commercial effect. The legal structure of the Proposal is described below.

The Murdoch Interests own 100% of Kayarem Pty Limited (“Kayarem”) which, in turn, owns 100% of Cruden Holdings Pty Limited (“Cruden Holdings”). Kayarem and Cruden Holdings collectively own 96.4% of Cruden Investments Pty Limited (“Cruden Investments”). The other 3.6% of Cruden Investments is owned by a number of trusts which, for this purpose, are part of the Murdoch Interests. These entities (and their other subsidiaries) are collectively referred to in this report as the “Cruden Group”. The Cruden Group owns 58.3% of Queensland Press. The Cruden Group and Queensland Press each also hold ordinary and preferred shares in News Corporation. The existing structure is summarised below (on a simplified basis):

News Corp US is a new entity currently wholly owned by the Murdoch Interests and with only a nominal amount of capital on issue. To implement the Proposal, a wholly owned subsidiary of News Corp US will enter into various transactions:

■	all the shares in News Corporation, including those shares held through American Depositary Shares (“ADSs”), but excluding 100 redeemable preference shares issued to News Corp US prior to implementation of the Proposal, will be cancelled in exchange for shares in News Corp US (“the Reorganisation”). Ordinary shareholders will receive one share of voting common stock (“voting shares”) in News Corp US for every two ordinary shares held. Holders of preferred shares will receive one share of non voting common stock (“non voting shares”) in News Corp US for every two preferred shares held. Holders of ADSs (which represent four ordinary or preferred shares) will receive two shares for each ADS. The cancelled shares will then be replaced by new shares with similar terms which will be issued to the News Corp US subsidiary; and

■	it will acquire Kayarem and the outstanding 3.6% in Cruden Investments from the Murdoch Interests. The consideration for the Murdoch Interests’ shareholdings in Kayarem and Cruden Investments has several elements:

•	in respect of the 307.83 million ordinary and 69.18 million preferred shares in News Corporation owned by the Cruden Group, the Murdoch Interests will receive voting shares and non voting shares in News Corp US on a one for two basis;

•	other liabilities in the Cruden Group at settlement will be recognised by reducing the number of non voting shares issued above at an agreed price of A$22.70 (equivalent to A$11.35 per News Corporation share, being the weighted average price of the preferred shares for the five days to 15 July 2004). An estimate of the liabilities as at the expected completion date has been agreed at A$326.5 million. In addition, an adjustment will be made for stamp duty in excess of A$18 million, which will be borne by the Murdoch Interests (but paid by News Corp US). This excess is presently estimated to be A$33 million. To the extent that actual liabilities are different to this estimate, there will be a cash adjustment between the parties;

•	other assets in the Cruden Group (essentially cash and receivables in relation to the sale of the art collection and farm) have been estimated at approximately A$25.5 million. In relation to these assets, the Murdoch Interests will receive 1.05 million voting shares in News Corp US (equivalent to 2.10 million ordinary shares in News Corporation) issued at an agreed price of A$24.26 per share (equivalent to A$12.13 per News Corporation share, being the weighted average price of the ordinary shares for the five days to 15 July 2004). Apart from the cash and receivables, the Cruden Group has no material investments other than its shareholdings in News Corporation and Queensland Press. To the extent that actual Kayarem cash and receivables are different to the estimate, there will be a cash adjustment between the parties;

•	Queensland Press owns 319.14 million ordinary and 148.01 million preferred shares in News Corporation, representing 15.20% and 3.82% of the issued capital in each of these classes of shares. In respect of these assets, the Murdoch Interests will receive voting shares and non voting shares in News Corp US equal to their pro rata share (ie. 58.3%) of Queensland Press’s interests in News Corporation (on a one for two basis); and

•	in respect of Queensland Press’s business operations, the consideration will be based on an enterprise value for Queensland Press’s business operations of A$2.95 billion plus certain non publishing assets (with an agreed value of A$21.5 million) less net borrowings estimated to be A$487.9 million at completion. The estimated net borrowings allow for sale of assets, interest costs and the impact of the News Corporation dividend reinvestment plan. To the extent actual net borrowings at settlement is different to this estimate, there will be a cash adjustment. The effect of the transaction terms is that the Murdoch Interests will receive their share of the net cash flow of Queensland Press until settlement. This element of the consideration, being 58.3% of A$2,483.6 million, is to comprise 59.72 million voting shares in News Corp US (equivalent to 119.44 million ordinary shares in News Corporation) issued at an agreed price of A$24.26 (equivalent to A$12.13 per News Corporation share). The non publishing assets to be acquired include:

–	a commercial property in Brisbane adjacent to the Queensland Press head office;

–	interests in the E*TRADE eCommerce Fund, L.P. (“E*TRADE eCommerce Fund”) and ArrowPath Fund II, L.P (“ArrowPath Fund”);

–	an 8.8% investment in Australian Associated Press Pty Limited (“AAP”); and

–	a 7.7% investment in Comindico Holdings Pty Limited (“Comindico”).

In addition, certain properties and other assets are being sold prior to completion of the Proposal. Most of these assets are minor and have been sold to third parties. The sales are not contingent on the Proposal. The major asset is a Sydney residential property which will be sold to an associate of the Murdoch Interests (or an alternative party nominated by the Murdoch Interests) at an independent valuation undertaken for this purpose. To the extent funds from these transactions are not received prior to completion, they will be reflected in the net borrowings adjustment.

The final number of shares to be issued to the Murdoch Interests may vary slightly because of participation in News Corporation’s dividend reinvestment plan. Technically, the acquisition of Kayarem and the 3.6% of Cruden Investments will occur prior to the Reorganisation but, for practical purposes, all these transactions will occur at the same time. There will also be an internal restructuring pursuant to which non Australian businesses will be moved to become directly owned by News Corp US rather than through News Corporation.

The effect of these transactions is that:

■	existing shareholders will have exchanged their shares in News Corporation for corresponding shares in News Corp US;

■	the Murdoch Interests will swap their shares in News Corporation, including their proportionate interest in the shares held through Queensland Press, for shares in News Corp US on the same basis as other shareholders in News Corporation; and

■	the business of Queensland Press will become wholly owned by News Corp US.

The structure of the group after implementation of the Proposal (and the internal restructuring) is depicted below (on a simplified basis):

Other features of the Proposal include the following:

■	News Corp US is expected to have its primary listing on the NYSE but will also be listed on the Australian Stock Exchange (“ASX”) and the London Stock Exchange (“LSE”);

■	the preferred shares currently enjoy certain preferential rights in relation to dividends:

•	the shares are entitled to a non-cumulative dividend equal to the higher of:

–	dividends declared by the directors on the preferred shares of up to 15% of paid up capital, or A$0.075 per annum; and

–	120% of all dividends declared in respect of ordinary shares in respect of a financial year; and

•	they rank in priority to ordinary shares for the payment of dividends and repayment of capital in a winding up.

Under the Proposal, the non voting shares in News Corp US will rank equally with voting shares in relation to payment of dividends. Initially, they will be entitled to a dividend equal to the higher of:

•	any dividends declared by the directors on the non voting shares (to a maximum of US$0.10 per annum); and

•	120% of the voting shares dividend.

However the 20% premium will cease in relation to dividends in respect of periods after the year ending 30 June 2007. Thereafter, non voting shares will receive the same dividends as voting shares;

■	the Cruden Group and Queensland Press will receive shares in News Corp US in exchange for their existing shares in News Corporation. These shares will remain on issue as “hook stock” but because they will be held by subsidiaries of News Corp US the shares will (while they remain held by subsidiaries of News Corp US) not have the right to receive dividends or the right to vote and will not be deemed outstanding for purposes of determining voting requirements, securities or regulatory requirements or any other purpose and may not participate in any tender offer. They will be treated as treasury stock for United States accounting purposes;

■	for those shareholders with Australian addresses, the shares will be legally registered in the name of CHESS Depositary Nominees Pty Limited, a subsidiary of the ASX. The shares will be represented by CHESS Depositary Interests (“CDIs”) which can be traded through the ASX’s CHESS system;

■	holders of options in News Corporation issued under the News Corporation Share Option Plan or the News Corporation Australian Executive Option Plan will have their options cancelled and will receive substitute options in News Corp US. In essence, the new options will:

•	be exercisable into 50% of the number of shares as they were previously; and

•	the exercise price will be twice the previous exercise price.

These changes reflect the one for two consolidation of the share capital. In all other material respects, the options will have the same terms and conditions as current options.

Holders of options issued by companies acquired by News Corporation (which have been converted to options over News Corporation shares) will not participate in the schemes of arrangement to implement the Proposal but other adjustments will be made so that they are treated on an equivalent basis;

■	there will be no changes to the management of the News Corporation group. All the directors of News Corporation in place after the 2004 annual general meeting will become directors of News Corp US; and

■	shares in News Corp US that would have been issued to ineligible shareholders (ie. those residents outside Australia, New Zealand, the United States, the United Kingdom and a number of other countries) will be sold by a nominee through the sharemarket and the proceeds returned to the ineligible shareholders.

The Proposal requires a number of conditions to be met prior to being implemented. These conditions are set out in full in the Information Memorandum. The conditions include:

■	approval of the Proposal by each class of News Corporation shareholders and each class of News Corporation optionholders and approval of the share cancellation by all shareholders;

■	obtaining a primary listing for News Corp US on the NYSE;

■	obtaining a full foreign listing for News Corp US on the ASX;

■	receipt of certain opinions from United States tax advisers; and

■	obtaining approval from the Foreign Investment Review Board for the Murdoch Interests to acquire News Corp US shares as part of the acquisition of the Cruden Group.

2	Scope of the Report

2.1	Purpose of the Report

The Proposal is to be implemented by:

■	a members’ scheme of arrangement under Section 411 of the Corporations Act between News Corporation and its shareholders (“the Share Scheme”). Under Section 411, the Share Scheme must by approved by a majority in number (ie. at least 50%) of each class of shareholders present and voting (either in person or by proxy) representing at least 75% of the votes cast on the resolution. For the purposes of the Share Scheme, there are four separate classes of News Corporation shareholders:

•	ordinary shareholders in News Corporation other than those who are associated with the Murdoch Interests and various other family members and related entities (the “Murdoch Family”);

•	ordinary shareholders in News Corporation who are associated with the Murdoch Family;

•	preferred shareholders in News Corporation other than those who are associated with the Murdoch Family; and

•	preferred shareholders in News Corporation who are associated with the Murdoch Family.

The Share Scheme also involves a capital reduction under Section 256C of the Corporations Act. The capital reduction must be approved by ordinary and preferred shareholders (voting together) holding at least 75% of the votes cast on the resolution (either in person or by proxy); and

■	a creditors’ scheme of arrangement under Section 411 of the Corporations Act between News Corporation and its executive optionholders (“the Option Scheme”). Under Section 411, the Option Scheme must by approved by a majority in number (ie. at least 50%) of each class of executive optionholders present and voting (either in person or by proxy) representing at least 75% of the value of the options present and voting. For the purposes of the Option Scheme, there are two separate classes of executive optionholders:

•	executive optionholders in News Corporation other than those who are associated with the Murdoch Family; and

•	executive optionholders in News Corporation who are associated with the Murdoch Family.

The Share Scheme and the Option Scheme will then be subject to approval by the Federal Court.

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to securityholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert’s report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. As the directors of News Corporation are also directors of News Corp US, a report is required in these circumstances.

Accordingly, News Corporation has engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report for the purposes of Section 411 of the Corporations Act. The report is to set out Grant Samuel’s opinion as to whether the Proposal is:

■	in the best interests of shareholders as a whole;

■	in the best interests of ordinary shareholders in News Corporation;

■	in the best interests of preferred shareholders in News Corporation; and

■	in the best interests of executive optionholders in News Corporation.

Grant Samuel is to state reasons for those opinions.

Grant Samuel is independent of News Corporation and has no involvement with, or interest in the outcome of, the Proposal other than the preparation of this report. A copy of this report is to be despatched to shareholders and optionholders with the Information Memorandum prepared by News Corporation.

This report has been prepared by Grant Samuel to assist the directors of News Corporation in making their recommendation to shareholders and optionholders in relation to the Proposal and to assist the shareholders and optionholders of News Corporation to assess the merits of the Proposal. The sole purpose of this report is an expression of Grant Samuel’s opinion as to whether the Proposal is in the best interests of News Corporation shareholders and optionholders. This report should not be used for any other purpose or by any other party.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of News Corporation shareholders or optionholders. Because of that, before acting in relation to their investment, shareholders and optionholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders and optionholders should read the Information Memorandum issued by News Corporation in relation to the Proposal.

Approval or rejection of the Proposal is a matter for individual shareholders and optionholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders and optionholders who are in doubt as to the action they should take in relation to the Proposal should consult their own professional adviser.

2.2	Basis of Evaluation

There is no legal definition of the expression “in the best interests”. The Australian Securities Commission (now the Australian Securities and Investments Commission (“ASIC”)) issued Policy

Statement 75 which established certain guidelines in respect of independent expert’s reports prepared for the purposes of Sections 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on the meaning of “fair and reasonable” in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of “in the best interests” other than to imply that it is similar to “fair and reasonable”.

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, “in the best interests” must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the securityholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel’s opinion, the most appropriate basis on which to evaluate the Proposal is to assess the overall impact on the shareholders and optionholders of News Corporation and to form a judgement as to whether the expected benefits to the shareholders and optionholders outweigh any disadvantages and risks that might result.

In forming its opinion as to whether the Proposal is in the best interests of News Corporation shareholders and optionholders, Grant Samuel has considered the following:

■	the likely impact on the market for, and the market value of, shares and options in News Corporation;

■	the impact on News Corporation’s business operations;

■	the effect on earnings and dividends attributable to existing News Corporation shareholders and optionholders;

■	the effect on the financial position of News Corporation;

■	the effective acquisition price paid by News Corporation for the 58.3% interest in the business of Queensland Press compared to the underlying value of the interest in Queensland Press;

■	any other advantages and benefits arising from the Proposal; and

■	the costs, disadvantages and risks of the Proposal.

2.3	Sources of the Information

The following information, inter alia, was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

■	the Information Memorandum relating to the Proposal;

■	annual reports of News Corporation for the four years ended 30 June 2003;

■	News Corporation results for the year ended 30 June 2004;

■	audited annual accounts for Queensland Press for the three years ended 30 June 2003;

■	press releases, public announcements, media and analyst presentation material and other public filings by News Corporation, including information available on its website;

■	brokers’ reports and recent press articles on News Corporation and the media industry (and particularly the newspaper publishing industry) including earnings forecasts;

■	sharemarket data and related information on Australian and international listed companies engaged in the media industry (particularly the newspaper publishing industry) and on acquisitions of companies in this industry;

■	sharemarket trading data for the ASX and NYSE available on Bloomberg; and

■	announcements by Standard & Poor’s regarding News Corporation.

Non Public Information provided by News Corporation and Queensland Press

■	management accounts for Queensland Press’s newspaper publishing business for the five years ended 30 June 2004;

■	unaudited annual accounts for Queensland Press for the year ended 30 June 2004;

■	budget for Queensland Press’s newspaper publishing business for the year ending 30 June 2005 prepared by the management of Queensland Press;

■	group forecast for Queensland Press’s newspaper publishing business for the five years ending 30 June 2010 prepared by the management of Queensland Press;

■	analysis of the News Corporation share register by Computershare Analytics Pty Limited (“Computershare Analytics”); and

■	other confidential documents, board papers, presentations and working papers.

In preparing this report, representatives of Grant Samuel visited Queensland Press’s newspaper publishing facilities at Murarrie and Bowen Hills in Brisbane. Grant Samuel has also held discussions with, and obtained information from, senior management of Queensland Press and News Corporation and News Corporation’s legal and financial advisers and advisers to the Special Committee of News Corporation.

2.4	Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel’s opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by News Corporation and its advisers. Grant Samuel has considered and relied upon this information. News Corporation has represented in writing to Grant Samuel that to the best of its knowledge and belief the information provided by it was complete and not incorrect or misleading in any material respect, subject to the fact that forecasts, budgets and other forward looking statements are inherently uncertain and cannot be guaranteed or otherwise warranted by News Corporation. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the Proposal is in the best interests of News Corporation shareholders and optionholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or “due diligence” investigation might disclose. “Due diligence” is the responsibility of News Corporation and its management. News Corporation has undertaken its own legal, accounting and tax due diligence investigations and is satisfied with the results. Due diligence is beyond the scope of an independent expert’s report. In any event, an opinion of the kind expressed in this report is more in the nature of an overall review rather than a detailed audit or investigation.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of News Corporation or Queensland Press. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included the budget for Queensland Press for the year ending 30 June 2005 prepared by management of Queensland Press. Queensland Press is responsible for the budget. However, as News Corporation supervises Queensland Press, the budget has also been through the News Corporation budget review process and has been approved by senior management and the board of News Corporation. Grant Samuel has used and relied on the budget for the purposes of its analysis. Grant Samuel has assumed that the budget was prepared appropriately and accurately based on the information available to management at the time and within the practical constraints and limitations of such estimates. Grant Samuel has assumed that the budget does not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise. The major assumptions underlying the budget were reviewed by Grant Samuel in the context of current economic, financial and other conditions. However, it should be noted that the budget and the underlying assumptions have not been reviewed (nor is there a statutory or regulatory requirement for such a review) by an investigating accountant for reasonableness, accuracy of compilation or appropriate application of assumptions.

Subject to these limitations, Grant Samuel considers that, based on the inquiries it has undertaken and only for the purposes of its analysis for this report (which do not constitute, and are not as extensive as, an audit or accountant’s examination), there are reasonable grounds to believe that the budget has been prepared on a reasonable basis. In forming this view, Grant Samuel has taken the following factors, inter alia, into account:

■	the budget has been prepared through a detailed budgeting process involving preparation of “ground up” budgets by management of individual newspapers and newspaper publishing operations and then reviewed by the central management of Queensland Press;

■	the 2005 budget has been reviewed in detail by News Corporation management as part of its role in supervising Queensland Press;

■	a review of actual and budgeted performance over the last five years indicates that Queensland Press’s actual results have generally been within 5% of the budgeted results for each year. While there have been exceptions (such as the year ended 30 June 2001 where actual performance was well below budget), this is able to be explained by changes in the newspaper operations or external factors (such as unplanned subscription drives and worse than expected downturn in advertising revenues) which had a major impact on revenue and EBITDA but were not reflected in the budget, rather than a general inability to meet budgeted performance; and

■	year to date performance (albeit less than two months) is ahead of budget.

Grant Samuel has no reason to believe that the budget reflects any material bias, either positive or negative. However, the achievability of the budget is not warranted or guaranteed by Grant Samuel or News Corporation. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

As part of its analysis, Grant Samuel has developed a ten year cash flow model which uses the budget for the year ending 30 June 2005 and management forecasts for the five years ending 30 June 2006 to 2010 as a starting point. Grant Samuel has reviewed the sensitivity of the cash flow model to changes in key variables. The sensitivity analysis isolates a limited number of assumptions which are inputs to the cash flow model and shows the impact of the expressed variations to those assumptions on the cash flow model. No opinion is expressed as to the probability or otherwise of those expressed variations occurring. Actual variations may be greater or less than those modelled. In addition to not representing best and worst case outcomes, the sensitivity analysis does not, and does not purport to, show the impact of all possible variations to the business model. The actual performance of the business may be negatively or positively impacted by a range of factors including, but not limited to:

■	changes to the assumptions other than those considered in the sensitivity analysis;

■	greater or lesser variations to the assumptions considered in the sensitivity analysis than those modelled; and

■	combinations of different variations to a number of different assumptions that may produce outcomes different to the combinations modelled.

In forming its opinion, Grant Samuel has also assumed that:

■	matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;

■	the information set out in the Information Memorandum sent by News Corporation to its shareholders and optionholders is complete, accurate and fairly presented in all material respects;

■	the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;

■	the Proposal will be implemented in accordance with its terms; and

■	the legal mechanisms to implement the Proposal are correct and will be effective.

To the extent that there are legal issues relating to assets, properties or business interests or issues relating to compliance with applicable laws, regulations and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

3	Profile of News Corporation

3.1	Background

News Corporation is one of the world’s leading diversified international media and entertainment companies. The company’s activities are principally conducted in the United States, the United Kingdom, Italy, Asia, Australia and the Pacific Basin. Approximately 70% of News Corporation’s revenues and 84% of operating income for the year ended 30 June 2004 was derived from the United States.

The company’s origins date from 1923 in Australia as a publisher of a daily newspaper in Adelaide. A core strategy of the company has been to become a vertically integrated media group, as both a creator and distributor of content across a range of delivery platforms including cable networks, television and satellite broadcast. The company has expanded and diversified its operations across different markets and media forms through both organic development and acquisitions. News Corporation has been an aggressive acquirer of media businesses over the past 25 years. Landmark events have included:

■	the acquisition of The Times newspaper group in the United Kingdom in 1981;

■	the acquisition of Twentieth Century Fox in 1985;

■	the acquisition of the Herald & Weekly Times group in Australia in 1987;

■	the establishment of the Fox television network in the United States in 1987;

■	the development of the British Sky Broadcasting Group plc (“BSkyB”) business in the United Kingdom (originally through the launch of Sky in 1989, but with a key merger in 1990);

■	the acquisition of the Star satellite business in Asia in 1993;

■	the launch of Fox News Channel in 1996; and

■	the acquisition of The DIRECTV Group, Inc. (“DirecTV”) (formerly Hughes Electronics Corporation) in the United States in 2003.

In the short to medium term, News Corporation expects to focus on operational improvements from existing businesses. In the longer term, growth is expected to be organic rather than acquisition driven but acquisitions are nevertheless likely to remain a feature of News Corporation’s activities.

3.2	Business Operations

News Corporation operates principally in eight industry segments including filmed entertainment, cable network programming, television, direct broadcast satellite television, newspapers, magazines and inserts, book publishing and other. The structure of major businesses and associates of News Corporation is shown in the chart below:

The main business groups are described below:

■	Filmed Entertainment, Television and Cable Network Programming

Fox Entertainment Group, Inc. (“Fox Entertainment”) is separately listed on the NYSE and houses News Corporation’s United States content and distribution assets. News Corporation holds 82.06% of the equity and 97.04% of the voting power of Fox Entertainment. Fox Entertainment produces and distributes feature films and television through Fox Filmed Entertainment, a leading producer and distributor of feature films, Twentieth Century Fox Television, a producer of network television programming, Twentieth Television, a producer and distributor of television programming and Fox Television Studios, a producer of broadcast and cable programming. Fox Entertainment owns production facilities in the United States, Australia and Latin America. Fox Entertainment also holds interests in cable network programming businesses in news, sports, general entertainment and movies, including The Fox Cable Networks Group (FX, Fox Movies, Fox Sports etc.) and the Fox News Channel. Through Fox Entertainment, News Corporation owns the Fox Broadcasting Company which has become the fourth free to air television network in the United States. Fox Entertainment owns 35 stations (including duopolies) in key markets, of which 25 are Fox stations and has 196 affiliated television stations.

News Corporation has other television and cable network programming interests outside of Fox Entertainment. These include its indirect wholly-owned subsidiary, STAR Group Limited, which is involved in the development, production and distribution of television programming throughout Asia and the Middle East and a 50% interest in Fox Sports Australia.

■	Direct Broadcast Satellite Television

News Corporation has a variety of interests in pay television platforms, most of which utilise satellite delivery, including an approximate 35% interest in BSkyB. BSkyB operates Sky digital, the United Kingdom’s largest digital television platform. In April 2003, News Corporation acquired Telepiu S.p.A. (“Telepiu”), Vivendi Universal’s satellite pay television platform in Italy. Telepiu was then merged with Stream S.p.A. (“Stream”) to form SKY Italia S.r.l. (“SKY Italia”) which is 80.1% owned by News Corporation. SKY Italia is currently the only meaningful multi-channel pay television provider in Italy.

DirecTV is a provider of digital television entertainment, broadband satellite services and video and data broadcasting across the United States. DirecTV is owned 34% by Fox Entertainment and is separately listed on the NYSE. News Corporation also owns 30% of Sky Multi-Country Partners, 30% of Innova, S de R.L de C.V. (Mexico) (“Innova”) and 49.7% of Sky Brasil and has a number of minority interests including a 25% interest in the Australian cable and satellite television service provider FOXTEL and various platforms throughout Asia.

■	Newspapers

News Corporation publishes more than 195 different newspapers, and prints more than 40 million newspapers per week. News Corporation publishes over 110 titles in Australia (including the Daily Telegraph and The Australian and 80 suburban and community newspapers) and owns 41.7% of Queensland Press. It also publishes nine titles in the United Kingdom (including The Sun, The Times and The Sunday Times) and the New York Post.

■	Magazines and Inserts

News Corporation is the largest shareholder in Gemstar-TV Guide International, Inc. (“Gemstar-TV Guide”). Gemstar-TV Guide provides interactive programming guides including the TV Guide magazine. News Corporation also owns News America Marketing, a portfolio of consumer promotion media. Other titles include InsideOut, Donna Hay, Smart Source and The Weekly Standard.

■	Publishing

Through HarperCollins Publishers Inc. (“HarperCollins”), News Corporation is engaged in English language book publishing on a worldwide basis. HarperCollins is one of the world’s largest English language book publishers.

■	Other

The company’s other interests include NDS Group plc (“NDS”), which specialises in digital television technology and software, News Outdoor Limited, an outdoor advertisement company, ownership of Festival Mushroom Records and an interest in the Australian National Rugby League.

The composition of operating revenue by business segment and geographic region is shown the charts below:

3.3	Financial Performance

A summary of News Corporation’s financial performance for the five years ended 30 June 2004 is summarised below. The figures have been prepared using Australian accounting standards and Australian Generally Accepted Accounting Principles (“Australian GAAP”):

News Corporation – Financial Performance (A$ millions)
	Year ended 30 June
	2000 actual	2001 actual	2002 actual	2003 actual	2004 actual
Revenue	22,443	25,578	29,014	29,913	29,428
EBITDA[1]	3,304	3,799	4,291	5,128	5,146
Depreciation and amortisation	(521)	(653)	(685)	(697)	(751)
EBITA[2]	2,783	3,146	3,606	4,431	4,395
Amortisation of goodwill	(41)	(53)	(64)	(79)	(93)

EBIT[3]	2,742	3,093	3,542	4,352	4,302
Net interest expense	(814)	(935)	(1,000)	(791)	(630)
Exchangeable securities expense	(79)	(90)	(93)	(94)	(113)
Net profit/(loss) from associates before other items	(228)	(162)	(314)	(159)	367

Profit before tax and other items	1,621	1,906	2,135	3,308	3,926
Income tax expense	(225)	(428)	(640)	(989)	(1,246)
Outside equity interests	(137)	(196)	(348)	(421)	(314)

Net profit before other items	1,259	1,282	1,147	1,898	2,366
Other items (net of tax and outside equity interests)	662	(2,028)	(13,109)	(90)	(54)
Net profit attributable to News Corporation shareholders	1,921	(746)	(11,962)	1,808	2,312
Statistics
Diluted earnings per share	46.9 ¢	-19.2 ¢	-243.1 ¢	34.2 ¢	41.1 ¢
Growth in revenue	na	14.0%	13.4%	3.1%	-1.6%
Growth in EBIT	na	12.8%	14.5%	22.9%	-1.1%
EBIT margin	12.2%	12.1%	12.2%	14.5%	14.6%

Source: News Corporation

News Corporation is a highly diversified business with earnings generated across eight segments. Over the five years ended 30 June 2004, News Corporation has experienced strong growth in revenue and EBIT averaging approximately 7% and 10% per annum respectively in A$ terms or 11% and 16% per annum respectively in US$ terms. Approximately 70% of News Corporation’s revenues are generated in US$ and, accordingly, results are impacted by the A$/US$ exchange rate. For example, in 2004, EBIT rose 21% in US$ terms but declined by 1% in A$ terms reflecting the significant depreciation in the US$ over the year.

[1]	EBITDA is earnings before net interest, tax, depreciation, amortisation and other/significant items.
[2]	EBITA is earnings before net interest, tax, amortisation of goodwill and other/significant items.
[3]	EBIT is earnings before net interest, tax and other/significant items.

An analysis of performance by industry segment in US$ terms is set out below. This table excludes contributions from partly owned associates such as BSkyB:

News Corporation – Segment Performance (US$ millions)
	Year ended 30 June
	2000 actual	2001 actual	2002 actual	2003 actual	2004 actual
Revenue
Filmed Entertainment	3,856	3,666	4,040	4,486	5,187
Television	3,684	3,690	4,274	4,763	5,027
Cable Network Programming	1,264	1,455	1,869	2,270	2,538
Direct Broadcast Satellite Television	-	-	-	220	1,665
Magazines and Inserts	999	904	864	923	979
Newspapers	2,804	2,482	2,411	2,718	3,425
Book Publishing	1,031	1,029	1,078	1,162	1,276
Other	513	576	659	932	862
Total revenue	14,151	13,802	15,195	17,474	20,959
EBIT
Filmed Entertainment	119	265	473	641	886
Television	706	542	458	851	957
Cable Network Programming	76	106	199	430	617
Direct Broadcast Satellite Television	-	-	-	(68)	(267)
Magazines and Inserts	259	236	235	256	271
Newspapers	548	488	430	400	592
Book Publishing	89	111	118	133	158
Other	(68)	(79)	(58)	(111)	(150)
Total EBIT	1,729	1,669	1,855	2,532	3,064
Statistics
Growth in revenue	na	-2.5%	10.1%	15.0%	19.9%
Growth in EBIT	na	-3.5%	11.1%	36.5%	21.0%
EBIT Margin	12.2%	12.1%	12.2%	14.5%	14.6%

Source: News Corporation annual reports and press releases

The filmed entertainment and television segments together have been the largest contributors to News Corporation’s performance since 2003 and collectively represented approximately 49% of revenue and 60% of EBIT in the year ended 30 June 2004. The contribution by the newspaper segment, the third largest contributor to performance, has fluctuated since 2000 although this is partly due to volatility in the US$ over the period (as the operations are primarily located in Australia and the United Kingdom).

The filmed entertainment and cable network programming businesses are dependent on the commercial success of the programming content (eg. feature films and television series) developed by the company for sale into the theatrical, television, cable, home entertainment and related markets and therefore revenues from those sources are less predictable. Nevertheless, the group has enjoyed consistent success over the last five years with global hits such as X-Men, Cast Away, Moulin Rouge and Planet of the Apes. It has also had continued strength in television production (The Simpsons, X-Files etc.). However, an important contributor to the outstanding earnings growth since 2000 has been the worldwide growth in the home entertainment market and DVD sales. The growth in earnings from cable network programming reflects across the board success of its various channels, particularly Fox News Channel (now the number one cable news service) which has achieved unprecedented growth in subscribers.

A significant proportion of the company’s revenues (in excess of 40% in 2004) is generated from advertising sales through the television, direct broadcast satellite television, cable networks, newspapers and inserts businesses and there is a high proportion of fixed costs in these businesses, resulting in substantial operating leverage. As a consequence, results for the 2001 and 2002 financial years were impacted by the weak advertising market, particularly in the United States, which began to recover in late 2002/early 2003.

The growth in revenue also reflects a number of acquisitions including that of the Chris-Craft Industries, Inc. (“Chris-Craft”) television stations in July 2001, a controlling interest in SPEED cable channel in 2002 and the consolidation of two months of results of SKY Italia acquired in April 2003 (which was previously accounted for as an associate) in 2003.

News Corporation also has a number of non-controlling interests in broadcasting assets (including the 35% interest in BSkyB and other international satellite platforms), several of which are developmental (in terms of subscriber numbers and revenue growth) and yet to make a positive contribution to earnings. The contribution from associates for the year ended 30 June 2004 includes six months of the results of DirecTV acquired on 22 December 2003. The composition of the contribution from associates for the last five years is summarised below:

News Corporation – Share of Associated Entities Profits/(Losses) (A$ millions)
	Year ended 30 June
	2000 actual	2001 actual	2002 actual	2003 actual	2004 actual
BSkyB (35%)[4]	(150)	(76)	(51)	132	315
Sky Brasil and Innova	(129)	(153)	(212)	(93)	(60)
FOXTEL (25%)	(11)	(11)	(15)	(15)	(27)
Stream (50%)[5]	-	-	(66)	(294)	-
Other[6]	62	78	30	111	139
Associated entities profits/(losses) before other items	(228)	(162)	(314)	(159)	367
Other items	(70)	(87)	(1,120)	70	(45)
Associated entities profits/(losses)	(298)	(249)	(1,434)	(89)	322

Source: News Corporation

Revenue and EBIT growth, particularly from filmed entertainment and expansion of the group’s cable network programming businesses, has not (until recently) been translated into net earnings growth for shareholders. This has been due to write downs and losses on sales of non-core assets sales and the funding of acquisitions principally by equity issuance which has resulted in dilution of earnings per share.

[4]	News Corporation’s investment basis was negative from 31 December 2001 through to 11 November 2002 and therefore the company’s share of BSkyB’s results was not recognised during this period.
[5]	The company’s share of Stream’s losses was included as part of associated entities from 1 April 2002 until 30 April 2003 when it was merged with Telepiu to form the consolidated entity SKY Italia.
[6]	Other primarily comprises Gemstar-TV Guide, DirecTV, Independent Newspapers Limited, Queensland Press, The National Geographic Channel as well as Fox Family Worldwide and Fox Sports International until each was sold in 2001.

In particular, in 2002 News Corporation recorded a substantial net loss due to write downs in the carrying value of News Corporation’s investments in Gemstar – TV Guide (A$11 billion), Stream (A$590 million), KirchMedia (A$460 million) and News Corporation’s share of BSkyB’s write off in its investment in KirchPayTV (A$1.1 billion).

Other items for the last five years are summarised in the following table:

News Corporation – Other Items (A$ millions)
	Year ended 30 June
	2000 actual	2001 actual	2002 actual	2003 actual	2004 actual
Disposal of interests in subsidiaries	-	-	-	504	(142)
Sale of:
Fox Family Worldwide	-	-	2,323	-	-
Echostar shares	598	415	468	-	-
Outdoor Life Network	-	-	271	-	-
The Golf Channel	-	476	-	-	-
Healtheon/WebMD	-	(426)	-	-	-
Write-down of investments:
Gemstar-TV Guide	-	-	(11,138)	(551)	-
Knowledge Enterprises	-	-	-	(158)	-
Sports rights	-	-	(1,861)	-	-
Stream	-	-	(590)	-	-
KirchMedia	-	-	(460)	-	-
One.Tel Limited	-	(576)	-	-	-
Dividend income	-	-	-	-	73
NDS float	220	-	-	-	-
Early extinguishment of debt	-	-	(191)	(143)	(18)
Write-down/sale of other non-current assets	504	(923)	(756)	(30)	61
Other	(136)	(240)	(40)	-	-
Change in accounting policy[7]	-	(1,107)	-	-	-
Other items (before tax)	1,186	(2,381)	(11,974)	(378)	(26)
Tax on other items	(454)	440	(15)	218	17
Other items from associated entities	(70)	(87)	(1,120)	70	(45)
Other items (after tax)	662	(2,028)	(13,109)	(90)	(54)

Source: News Corporation

[7]	In 2001 News Corporation changed its accounting policy relating to marketing and development costs incurred in the production and distribution of films such that these costs were expensed as incurred going forward. In prior periods these costs were capitalised and expensed over time.

3.4	Financial Position

News Corporation’s financial position as at 30 June 2003 and 2004 is summarised below:

News Corporation – Financial Position (A$ millions)
	As at 30 June
	2003 actual	2004 actual
Receivables and prepayments	6,184	6,602
Inventories	1,931	2,193
Payables	(8,298)	(7,847)
Provisions	(972)	(1,037)
Net working capital	(1,155)	(89)
Inventories	4,103	3,824
Property, plant and equipment	6,299	5,565
Investments in associated entities	5,526	14,971
Other investments	1,195	811
Publishing rights, titles and television licences	32,724	31,185
Goodwill	377	318
Other	(3,279)	(2,750)
Total funds employed	45,790	53,835
Net borrowings	(4,985)	(6,253)
Exchangeable securities	(2,084)	(2,055)
Net assets	38,721	45,527
Outside equity interests	(6,397)	(5,650)
Equity attributable to News Corporation shareholders	32,324	39,877
Statistics
NTA[8] per share	$2.08	$3.56
Gearing[9]	10.9%	11.6%

Source: News Corporation

As a creator and distributor of television content and filmed entertainment, News Corporation’s financial position includes substantial intangible assets, including television licences and newspaper mastheads (A$31.2 billion as at 30 June 2004).

Investments in associated entities represents listed (A$11.8 billion) and unlisted (A$3.2 billion) investments. The acquisition of a 34% interest in DirecTV in December 2003 resulted in an increase in investments in associates at 30 June 2004 of A$9.8 billion.

Inventories (current and non current) principally represent unamortised filmed entertainment, television and sports programming rights.

Other represents the non current portion of receivables, prepayments, payables, provision for deferred income tax and other provisions.

[8]	NTA is net tangible assets, which is calculated as equity attributable to News Corporation shareholders less intangible assets, adjusted for the market value of listed investments.
[9]	Gearing is net borrowings divided by total funds employed.

Exchangeable securities essentially represent securities that are exchangeable into ordinary shares in BSkyB, although they are also redeemable (in BSkyB shares or cash) in certain circumstances.

Acquisitions have been principally funded through equity issues and as a result, gearing remains low at 11.6%.

3.5	Capital Structure and Ownership

3.5.1	Overview

News Corporation had 2.10 billion fully paid ordinary shares and 3.87 billion fully paid preferred shares on issue at 30 June 2004. The company’s issued capital includes 2.85 billion shares held through ADSs on issue in the United States (48% of total issued capital). Each ADS represents four shares.

The share capital of News Corporation is summarised in the table below:

News Corporation – Share Capital as at 30 June 2004
	Ordinary	Preferred	Total
Total issued shares	2,099,924,431	3,869,681,290	5,969,605,721
Shares held through ADSs	507,149,404	2,339,963,548	2,847,112,952
ADSs (represents 4 shares)	126,787,351	584,990,887	711,778,238
ADSs as a percentage of total	24.2%	60.5%	47.7%

Source: News Corporation

A subsidiary of News Corporation has also issued a total of 13.80 million preference shares which are redeemable at the option of News Corporation and rank after all debt holders in respect of dividends and repayment of capital. Dividends on these preference shares can only be paid out of available profits.

3.5.2	Ordinary Shares

At 12 August 2004, News Corporation had 64,681 registered holders of ordinary shares. The following table sets out the major holders of ordinary shares in News Corporation at 12 August 2004:

News Corporation – Top Ten Ordinary Shareholders
Shareholder	Number of Shares (millions)	% Interest
Cruden Group	626.97	29.86%
Citicorp Nominees Pty Limited	598.07	28.48%
Westpac Custodian Nominees Limited	170.45	8.12%
JP Morgan Nominees Australia Limited	169.31	8.06%
National Nominees Limited	154.33	7.35%
ANZ Nominees Limited	63.67	3.03%
RBC Global Services Australia Nominees Pty Ltd	28.26	1.35%
Cogent Nominees Pty Limited	25.72	1.22%
Queensland Investment Corporation	16.82	0.80%
HSBC Custody Nominees (Australia) Limited	13.89	0.66%
Top ten ordinary shareholders	1,867.49	88.93%
Other shareholders	232.43	11.07%
Total ordinary shareholders	2,099.92	100.00%

Source: News Corporation

Substantial holders with an interest in News Corporation ordinary shares greater than 5% at 12 August 2004 are set out below:

News Corporation – Substantial Ordinary Shareholders as at 12 August 2004

Shareholder	Number of Shares (millions)	% Interest
Cruden Group/Rupert Murdoch	626.97	29.86%
Liberty Media Corporation	192.00	9.15%
Fidelity Group	151.13	7.20%

Source: IRESS, News Corporation

3.5.3	Preferred Shares

News Corporation preferred shares have the following characteristics:

■	an effective dividend entitlement equal to the higher of:

•	such amount as the directors declare up to a maximum of 15% on capital. The original par value of the shares was 50 cents which results in an annual dividend of up to 7.5 cents per share; and

•	the dividend paid on ordinary shares plus a premium of 20%;

■	rank in priority to ordinary shares:

•	in relation to dividends; and

•	on a winding up (as to return of capital and any unpaid dividends);

■	participate in any surplus on a winding up on a pro rata basis with holders of ordinary shares;

■	voting rights may only be exercised at a general meeting in the following circumstances:

•	on proposals to reduce the share capital of News Corporation, to wind up News Corporation or for the disposal of the whole of the property, business and undertaking of News Corporation;

•	on a proposal that affects the rights attached to preferred shares;

•	during a period in which a dividend on a preferred share is in arrears; or

•	on a resolution to approve the terms of a buy-back agreement; and

■	if a formal takeover offer is made for the ordinary shares, an offer at the same price per share and on otherwise comparable terms must also be made for the preferred shares.

At 12 August 2004, News Corporation had 18,907 registered holders of preferred shares. The following table sets out the major holders of preferred shares in News Corporation at 12 August 2004:

News Corporation – Top Ten Preferred Shareholders
Shareholders	Number of Shares (millions)	% Interest
Citicorp Nominees Pty Limited	2,481.57	64.12%
JP Morgan Nominees Australia Limited	361.34	9.34%
Cruden Group	217.20	5.61%
National Nominees Limited	204.48	5.28%
Westpac Custodian Nominees Limited	187.86	4.85%
RBC Global Services Australia Nominees Pty Ltd	57.13	1.48%
Cogent Nominees Pty Limited	44.50	1.15%
Queensland Investment Corporation	42.92	1.11%
ANZ Nominees Limited	40.87	1.06%
AMP Life Limited	31.77	0.82%
Top ten preferred shareholders	3,669.64	94.82%
Other shareholders	200.35	5.18%
Total preferred shareholders	3,869.99[10]	100.00%

Source: News Corporation

Substantial holders with an interest in News Corporation preferred shares greater than 5% as at 12 August 2004 are set out below:

News Corporation – Substantial Preferred Shareholders as at 12 August 2004
Shareholder	Number of Shares (millions)	% Interest
Liberty Media Corporation	843.06	21.79%
Capital Group	313.37	8.10%
Cruden Group/Rupert Murdoch	217.20	5.61%

Source: News Corporation

3.5.4	Options

As at 12 August 2004, News Corporation had 8,000 options outstanding over ordinary shares and options outstanding over 286.2 million preferred shares (including options over ADSs). All the options have been issued under various executive and staff option plans, except for 11.5 million which were issued by companies acquired by News Corporation and have been converted to options over News Corporation shares. The options have a variety of exercise prices (A$4.57 to A$22.00) and expiry dates (up to 2014).

3.6	Share Price Performance

News Corporation currently has a primary listing on the ASX and secondary listings on the NYSE, the LSE and the New Zealand Stock Exchange. Shares are traded on the NYSE through the ADS program.

[10]	The number of preferred shares on issue at 12 August 2004 (3,869,986,390) is different from that on issue at 30 June 2004 (3,869,681,290) (referred in to Section 3.5.1) as a result of the exercise of executive options during this period.

The share price and trading history of trading in ordinary shares on the ASX since January 1999 is set out below:

News Corporation – Ordinary Share Price and Trading History
	Share Price (A$)			ASX Trading
				Average Weekly Volume (000s)	Average Weekly Transactions
	High	Low	Close
Year ended
1999	16.10	9.81	14.79	17,698	2,436
2000	28.00	13.51	14.00	25,325	4,708
2001	19.95	11.78	15.62	29,493	5,417
2002	15.78	8.44	11.48	48,471	8,968
2003	13.81	9.19	11.99	43.481	7,664
Quarter ended
March 2004	12.56	11.39	11.78	49,187	6,740
Month ended
April 2004 (announcement 6 April 2004)	13.20	11.78	12.77	51,603	7,331
May 2004	13.01	12.56	12.97	36,136	4,889
June 2004	13.29	12.42	12.68	49,085	6,008
July 2004	12.74	11.97	12.22	34,252	5,830
August 2004 (to 13 August 2004)	12.35	10.85	11.15	47,392	8,315

Source: IRESS

The share price and trading history of preferred shares on the ASX since 1 January 1999 is set out below:

News Corporation – Preferred Share Price and Trading History

	Share Price (A$)			ASX Trading
				Average Weekly Volume (000s)	Average Weekly Transactions
	High	Low	Close
Year ended

1999	14.60	9.15	13.05	16,373	1,245
2000	25.00	12.10	12.80	16,480	2,042
2001	17.62	10.22	13.05	17,386	2,129
2002	13.25	7.10	9.55	27,957	3,181
2003	11.66	7.65	10.00	25,731	3,395

Quarter ended
March 2004	10.90	9.95	10.39	46,044	3,194

Month ended
April 2004 (announcement 6 April 2004)	12.40	10.37	11.85	45,017	3,504
May 2004	12.10	11.56	11.93	26,995	2,518
June 2004	12.44	11.41	11.75	39,908	2,976
July 2004	11.82	11.14	11.47	17,622	2,405
August 2004 (to 13 August 2004)	11.48	10.16	10.49	28,207	3,311

Source: IRESS

The following graph illustrates price movements and trading volumes for News Corporation ordinary and preferred shares on the ASX since January 1999:

The share issues that have funded acquisitions have been preferred shares and accordingly, over time, this has resulted in a larger number of preferred shares than ordinary shares on issue. In addition, there is a larger free float of preferred shares than ordinary shares. Trading has therefore gravitated towards the preferred shares although the ordinary shares continue to demonstrate higher levels of relative liquidity. Turnover and liquidity statistics are summarised below:

News Corporation – Turnover for Year ended 30 June 2004
				Volume Traded (millions)			Turnover
Share	Average Issued Shares[11] (millions)	Liquidity Factor[12] (%)	Average Free Float (millions)	ASX	NYSE (ADSs)[13]	Total	% of Issued Shares	% of Free Float
Ordinary	2,098.5	61.0%	1,280.1	2,302.7	1,221.3	3,524.0	167.9%	275.3%
Preferred	3,615.2	72.0%	2,602.9	1,739.5	1,516.6	3,256.1	90.1%	125.1%

Source: IRESS

[11]	Number of issued shares and free float shares is an average of issued capital at 30 June 2003 and 30 June 2004.
[12]	Liquidity factor represents the percentage of shares held by shareholders other than the Murdoch Interests and Liberty Media Corporation as assessed for S&P/ASX index purposes.
[13]	Reflects the underlying number of shares traded not ADSs traded (each ADS represents four ordinary or preferred shares).

The relative performance of News Corporation ordinary shares, the S&P/ASX All Ordinaries Index, the S&P/ASX Media Index and the S&P500 in the last two and a half years is summarised in the graph below:

News Corporation’s underperformance relative to the S&P/ASX All Ordinaries Index is due to a wide range of factors. The decline in 2002 to some extent mirrors similar declines by its United States media peers from the post technology “bubble” share price highs and may also have reflected macro factors such as the high exposure to a very weak United States economy and a particularly weak advertising market. It may also reflect company specific developments such as the announcement of over A$13 billion in abnormal write downs in the 2002 year (principally relating to Gemstar-TV Guide) and selling pressure related to the de-weighting in the S&P/ASX indices on 30 September 2002 from 6.3% to 5.3% of the S&P/ASX200 following the introduction of the free float adjustment. The more recent period of underperformance against the S&P/ASX All Ordinaries Index may, at least in part, reflect News Corporation’s US$ earnings base at a time when the A$ strengthened against the US$ but it has also underperformed against the S&P500.

4	Profile of Queensland Press

4.1	Background and Business Operations

Queensland Press’s main activity is newspaper publishing and printing in Queensland. It is the publisher of the leading Queensland newspapers, The Courier-Mail and The Sunday Mail which, while Brisbane based, serve the south east Queensland area and beyond. Queensland Press also owns the leading newspapers on the Gold Coast and in Cairns, The Gold Coast Bulletin and The Cairns Post.

Queensland Press owns printing facilities at each of its major locations, at Murarrie in Brisbane, Molendinar on the Gold Coast and in Cairns. In addition to printing the various newspapers, magazines and inserts published by Queensland Press in each of these regions, it also undertakes printing activities for other entities in the News Corporation group as well as a small amount of third party contract printing, although these activities are peripheral to the main activity of newspaper publishing. Queensland Press prints the Queensland edition of The Australian and the Quest community newspapers for News Corporation on a cost recovery basis. Third party contract printing is undertaken at Molendinar and in Cairns, although its contribution to revenue and earnings is immaterial.

A$44 million has recently been invested in a new printing facility at Molendinar. The installation was completed over a 20 month period and the first newspapers were printed on the new press in May 2004, with the new press fully operational in late July 2004. A substantial upgrade of the four printing presses at the Murarrie facility in Brisbane is planned for the 2005 financial year, with A$35 million forecast to be spent upgrading the colour capacity of each of the presses to increase their current capacity by 50%. This upgrade is expected to commence in December 2004 and be completed by September 2005.

Queensland Press is 58.3% owned by the Murdoch Interests with the remaining 41.7% owned by News Corporation. Although not a controlled entity of News Corporation, Queensland Press and News Corporation’s Australian newspaper publishing business enjoy the benefits of belonging to a larger media group in areas such as strategy, editorial content, national advertising and production, where there is a sharing of knowledge and technology and in purchasing. Areas of cost sharing or co-operation between Queensland Press and News Corporation’s Australian newspaper publishing business include:

■	Newsnet, a metropolitan newspaper network which represents 14 metropolitan newspapers (including The Courier-Mail and The Sunday Mail) to major clients for national display advertising;

■	NewsAdvantage, a concept developed by News Corporation for customer focussed classified advertising. The NewsAdvantage customer contact centre in Brisbane is the second of five such centres proposed by News Corporation across Australia. It handles classified customers for The Courier-Mail and the Quest community newspapers;

■	News Interactive, which provides Queensland Press and News Corporation with the ability to aggregate classified advertising across Australia into specialised internet sites for employment (careerone.com.au), real estate (realestate.com.au) and motoring (carsguide.com.au) that are owned by News Corporation;

■	the supply of newsprint to Queensland Press is under a contract entered into between News Limited (a subsidiary of News Corporation) and Norske Skog (Australasia) Pty Limited (“Norske Skog”). This contract remains in force until terminated by either party, but this cannot occur any earlier than 30 June 2010. The terms of this contract, in particular price, reflect the supply of newsprint to all of News Corporation’s Australian newspaper operations, including Queensland Press. Similar group purchasing arrangements exist for major cost inputs including energy, external printing, distribution, telecommunications and information technology; and

■	the support of News Corporation bureaux and wire services which provide national editorial content for all of Queensland Press’s newspapers.

In August 2003, Queensland Press paid A$2.2 million to acquire 100% of the issued capital of the Dialect Solutions Group (“Dialect”), a group created by the merger of three companies, including two companies previously owned by Queensland Press (QSI Payments, Inc. and News Connect Pty Ltd). Dialect provides technology solutions for payments processing and interactive communication services to businesses worldwide. Queensland Press’s 100% interest in Dialect has been sold as part of the Proposal.

Queensland Press also holds investments in a number of listed and unlisted entities involved in the media and electronic media industries. A number of these investments, including Dialect and a residential property in Sydney (collectively referred to as the “excluded investments”), have been sold prior to, or as part of, the Proposal. The investments that are being retained by Queensland Press are:

■	319.14 million ordinary shares (15.20%) and 148.01 million preferred shares (3.82%) in News Corporation (held through a subsidiary, Telegraph Investment Co Pty Limited);

■	a commercial property in Brisbane adjacent to the Queensland Press head office;

■	a US$15 million commitment (representing a 13.9% interest) in the E*TRADE eCommerce Fund, a US$107.8 million limited partnership formed in October 1999 for the purpose of investing funds in securities of development stage companies primarily in the electronic commerce industry, as well as internet infrastructure companies and other enabling technologies. The fund has a term of 10 years. As at 30 June 2004, Queensland Press had invested US$14.25 million in the fund with a further US$0.75 million committed;

■	a US$15 million commitment (representing a 7.3% interest) in the ArrowPath Fund, a US$206.3 million limited partnership formed in June 2000 for the same purpose as the E*TRADE eCommerce Fund. The fund has a term of 10 years. As at 30 June 2004, Queensland Press had invested US$5.2 million in the fund with a further US$9.8 million committed;

■	1.3 million shares (representing an 8.8% interest) in AAP, Australia’s largest independent news and information provider specialising in the delivery of real-time news and information; and

■	44.6 million ordinary shares and 4,745.7 million Series 4X convertible preference shares (representing a fully diluted interest of 7.7%) in Comindico, an unlisted public telecommunications company that owns a national internet-protocol based telecommunications network which can carry voice, data and multimedia traffic simultaneously. It provides carriage services to internet service providers and corporations both directly and through channel partners. Comindico has been loss making since its inception in May 2000.

4.2	Profile of Major Newspapers

Queensland Press’s newspaper titles are set out in the following table. Each of the regional business units generally comprises a daily paid title and one or more weekly free titles:

Queensland Press – Newspapers
Regional Business Unit	Paid Daily/Weekly	Associated Publications[14]
		Free	Paid
Brisbane	The Courier-Mail The Sunday Mail	Brisbane News
Gold Coast	The Gold Coast Bulletin The Weekend Bulletin	Gold Coast Sun (North and South editions) Tweed Sun
Cairns	The Cairns Post The Cairns Weekend Post	Cairns Sun Passport to Cairns[15]	Tablelands Advertiser Port Douglas & Mossman Gazette[16] Cairns Post Exchange[15]

A profile of each of the major newspapers is set out in the following sections.

4.2.1	The Courier-Mail

The Courier-Mail is a daily broadsheet newspaper published Monday to Saturday and distributed in Brisbane and throughout Queensland, although approximately 70% of sales are in Brisbane. To provide local coverage, five separate editions of The Courier-Mail are published, covering the Brisbane metropolitan area, Gold Coast, Sunshine Coast, Moreton region and North Queensland. It is Australia’s second highest selling daily broadsheet (after the Sydney Morning Herald), and is the only daily newspaper servicing the Brisbane region. There has been no daily print competitor in Brisbane since News Corporation’s daily tabloid The Telegraph ceased publication in 1988. The only daily print competition for The Courier-Mail comes from News Corporation’s national daily, The Australian, which has a relatively small circulation in Brisbane. The Courier-Mail is an important source of local news, particularly with the decline of local content in other forms of media.

Recent product development for the weekday edition (such as Today, Good Life, The Guide, Sport and Q Confidential) has focussed on linking the newspaper with the metropolitan market, to support its dominant position in Brisbane.

[14]	Excludes inserts such as TV Guide and Home.
[15]	Passport to Cairns and Cairns Post Exchange are custom publishing initiatives undertaken by Queensland Press in Cairns.
[16]	Queensland Press owns 70% of Duvir Holdings Pty Limited, the publisher of Port Douglas & Mossman Gazette. The remaining 30% is owned by an unrelated third party.

The Courier-Mail’s circulation and readership since December 1999 is summarised in the following chart:

Circulation of both the weekday and Saturday editions of The Courier-Mail has been relatively stable over the past four years. Cover price increases from A$0.80 to A$1.00 for the weekday edition and from A$1.30 to A$1.60 for the Saturday edition achieved over this period have corresponded with product improvements and have not significantly affected circulation. Weekday circulation has been maintained at around 215,000-220,000 (although it is currently at around the 215,000 level) and Saturday circulation at around 335,000-345,000. Stable circulation is assisted by a relatively high proportion of sales to subscribers, with over 50% of weekday and around 35% of Saturday sales on this basis. Sales are primarily through a network of 1,000 newsagents and 3,500 subagents, most of which are on individual contracts as well as through supermarkets, convenience stores, service stations and other outlets.

Readership has grown over this period from around 605,000 to more than 625,000 for the weekday edition (representing readership penetration in Queensland of 20%) and from around 910,000 to over 940,000 for the Saturday edition (representing readership penetration in Queensland of more than 30%), although readership did peak at 968,000 in December 2002. The Courier-Mail is very strong in the most attractive sectors of the Queensland market, reaching 34% (weekday) to 50% (Saturday) of the AB demographic. Recent growth in readership has been predominantly in the AB demographic and upper income groups.

The Courier-Mail has a consistent record of strong earnings and high margins and generates over half of Queensland Press’s newspaper publishing revenue and EBITDA. Advertising revenue (which represents around 80% of total revenue) is approximately two-thirds classified and one-third display. Classified advertising is driven by employment (35-40% of classified revenue), real estate (30% of classified revenue) and motor vehicles (20-25% of classified revenue) and has benefited from the impact of the NewsAdvantage contact centre in Brisbane in the 2003 and 2004 financial years. Classified advertising is expected to continue to grow based on continuing population growth creating volume growth in real estate and employment. Around 50% of total display advertising revenue is generated outside of Queensland by

Newsnet (national and retail advertising) although locally generated display advertising revenue is also driven by national advertising, which represents around 20% of total display revenue. Growth in display advertising revenue has been limited by the inability to satisfy advertiser demands for colour positions, which will be removed when The Courier-Mail is able to benefit from the colour upgrade of the printing presses from May 2005 (ie. towards the end of the 2005 financial year). The colour upgrade is also expected to generate additional revenue from classified advertising.

Growth in EBITDA in the year ending 30 June 2005 is expected to be in line with that achieved in prior years, reflecting continued growth in advertising revenue and cost containment (assisted by a 7% decline in newsprint costs). The 2005 financial year EBITDA does not reflect the impact of the colour press upgrade.

4.2.2	The Sunday Mail

The Sunday Mail is a weekly tabloid newspaper published on Sunday and distributed throughout Queensland, although approximately 50% of sales are in Brisbane. As with The Courier-Mail, five editions are published to cover the various regions of the state. It is the second highest selling newspaper in Australia (after News Corporation’s The Sunday Telegraph) and is the only Sunday newspaper servicing Queensland, although there is competition in south east Queensland from the Sydney Sunday papers and from Sunshine Coast Sunday published by APN News & Media Limited (“APN”). Sunshine Coast Sunday is distributed in the Sunshine Coast region (from Caboolture to Noosa) and has circulation of around 14,000 (this compares to The Sunday Mail’s Sunshine Coast circulation of around 43,000).

The Sunday Mail’s circulation and readership have grown since December 1999 as summarised in the following chart:

Recent growth in circulation and readership has seen The Sunday Mail reach two milestones, circulation of 615,000 and readership of 1.5 million (representing readership penetration in Queensland of 50%), although readership has dropped slightly in the June 2004 survey. The Sunday Mail reaches more than 50% of the AB demographic, professionals and high income groups. Recent readership growth has been primarily amongst higher income groups and women. Growth in circulation has been achieved despite cover price increases from A$1.40 to A$1.60 over the period, as cover price increases have corresponded with product improvements. A further increase in cover price to A$1.70 has been implemented in August 2004 in conjunction with the launch of two new preprinted sections, a Queensland edition of ie (Inside Entertainment) and Homefront (real estate/home improvement editorial) which is expected to further boost circulation. Sales are primarily through newsagents/subagents, convenience stores and service stations, although there has been a considerable increase in sales through supermarkets since Sunday trading commenced in the 2003 financial year. Around 25% of sales are by subscription.

The Sunday Mail generates around 20% of Queensland Press’s revenue and EBITDA and also enjoys relatively high margins (although not as high as those achieved by The Courier-Mail). Circulation revenue represents a relatively large proportion of total revenue at around 40% and has grown in line with increases in circulation and cover price over the period. The Sunday Mail’s high penetration is attractive to advertisers as it offers them a wide audience. The majority of advertising revenue (around 75%) is display advertising with much of the balance (around 25%) represented by colour magazines and inserts. There is relatively little classified advertising in The Sunday Mail. As is the case with The Courier-Mail, around 50% of total display advertising revenue is generated by Newsnet, with local display advertising driven by national advertising (22% of total display advertising revenue) and retail (18% of total display advertising revenue). Display advertising is expected to benefit from the colour upgrade to the printing presses towards the end of the 2005 financial year.

Growth in EBITDA in the year ending 30 June 2005 is expected to be in line with that achieved in the 2004 financial year, reflecting growth in advertising and, in particular, circulation revenue. Costs are expected to be impacted by the partial printing of The Sunday Mail at Molendinar while the upgrade of the printing presses takes place. The 2005 financial year EBITDA does not reflect the impact of the colour press upgrade.

4.2.3	The Gold Coast Bulletin

The Gold Coast Bulletin is a daily tabloid newspaper published Monday to Saturday and is the only daily newspaper servicing the entire Gold Coast region, from Beenleigh in south east Queensland to Ballina in northern New South Wales (although its primary circulation area is from Sanctuary Cove to Kingscliff). In addition, more than 1,700 weekday and 4,000 weekend copies of The Gold Coast Bulletin are sold in Brisbane. The Gold Coast Bulletin is the second highest selling daily newspaper in Australia outside of the state capitals (after the Newcastle Herald) and is the second largest daily newspaper in Queensland (after The Courier-Mail). Its only daily print competition comes from APN’s Daily News, a tabloid newspaper published Monday to Saturday which is distributed in the Tweed Heads region and has an average daily circulation of around 5,000 (compared to The Gold Coast Bulletin’s average daily circulation of around 40,000). Competition from The Courier-Mail is minimal with less than 10% overlap on weekdays and around 20% on Saturdays.

The Gold Coast Bulletin’s circulation since December 1999 and readership since December 2001 is summarised in the following chart:

The Gold Coast Bulletin is one of the strongest growing newspapers in Australia. This is in part due to strong population growth in the Gold Coast region, which has grown at an average rate of 3.6% per annum for the last five years. With an estimated population of more than 450,000 at 30 June 2003[17], the city of the Gold Coast is larger than Canberra and Hobart, making it the sixth largest city in Australia. Weekday circulation has grown by almost 4,500 copies (from 36,870 to 41,344) over the last four and a half years. Saturday circulation has increased by 11,500 copies (from 68,118 to 79,635) over the same period. Significant product enhancements and concentrated marketing efforts have enabled growth in circulation to be achieved despite cover price increases from A$0.70 to A$1.00 for the weekday edition and from A$1.20 to A$1.60 for the Saturday edition over the period. Subscribers represent around 25% of weekday sales and 20% of Saturday sales. Sales are predominantly through newsagents and subagents but convenience stores, supermarkets and service stations have been a growth area since their introduction in the 2003 financial year.

Weekday readership has generally been maintained in a band around 103,000-111,000 over the last two and a half years. The latest weekday readership figure of 107,000 represents 26% penetration of the Gold Coast region. Saturday readership of 178,000, representing 44% penetration of the Gold Coast region, has shown a considerable increase (in excess of 10%) over the last two and a half years. Readership of both the weekday and Saturday editions peaked in the December 2003 survey period at 121,000 and 186,000 respectively.

The Gold Coast Bulletin has consistently generated strong revenue and earnings growth and makes up around 15% of Queensland Press’s newspaper publishing revenue and EBITDA. The strong growth in performance of The Gold Coast Bulletin reflects:

■	high population growth, which has expanded the Gold Coast’s economic base and provided growth in demand for real estate; and

[17]	Source: Australian Bureau of Statistics, Regional Population Growth 2002-03, Catalogue Number: 3218.0.

■	substantial government infrastructure and other business investment in the region.

Advertising revenue (which represents around 85% of total revenue) is approximately 60% display and 40% classified. Display advertising revenue is primarily real estate, which represents 40-45% of display revenue. Other significant contributors are national and retail advertising. Classified advertising revenue is driven by real estate (25-30% of classified revenue), employment (around 20% of classified revenue) and motor vehicles (around 15% of classified revenue). Expenses in recent years have increased in line with the increase in the level of business activity and growth in advertising volumes (with increases being mainly in staff costs and newsprint).

Growth in EBITDA in the year ending 30 June 2005 is expected to be more subdued than that achieved in prior years, although still relatively high compared to The Courier-Mail and The Sunday Mail. Growth in revenue is budgeted to fall to its lowest level in three years, primarily as a result of a decline in the rate of growth in advertising revenue, with advertising volumes being affected by a change in page size from 40 centimetres to 38 centimetres. However, both display and classified advertising revenues (ie. yields) are expected to benefit from the ability to offer increased colour for the full 2005 financial year. Margins are expected to increase considerably, reflecting the impact of the new printing press facility, which provides increased colour availability and a lower cost structure for the newspaper.

4.2.4	The Cairns Post

The Cairns Post is a daily tabloid newspaper published Monday to Saturday and distributed in the Cairns region. It is the leading newspaper in far north Queensland and Queensland’s third largest daily newspaper (after The Courier-Mail and The Gold Coast Bulletin). It has no daily local print competitor, but competes (to a greater extent than Queensland Press’s other major newspapers) with other local media including eight commercial radio stations, three commercial television stations and a number of tourism publications. There is also a small amount of print competition from The Australian and The Courier-Mail.

The Cairns Post’s circulation since December 1999 and readership since December 2001 is summarised in the following chart:

The Cairns Post has an average daily circulation of 27,150 on weekdays and 44,688 on Saturdays. Weekday circulation has increased gradually over the last two years (although it has not reached the levels achieved in the late 1990s) and Saturday circulation is at an all time high. The weekday cover price has increased by 20 cents to A$1.00 and the Saturday cover price has increased by 30 cents to A$1.40 over this period. A further increase in the cover price of the Saturday edition to A$1.50 is planned for September 2004. Around 25% of weekday and 15% of Saturday sales are by subscription. Sales are primarily through newsagents and subagents.

After a period of decline in 2001 and 2002, readership of the weekday edition has increased in the last year, as a result of editorial enhancements as well as rising inbound tourism, Australian Airlines’ locating its operational base in Cairns and the development of the Cairns Esplanade (a recreational area on the Cairns foreshore), Marlin Coast (north of Cairns) and Port Douglas areas. The Cairns Post has a weekday readership of 86,000 (representing 38% penetration of the Cairns region). Saturday readership has also improved, although in the last two surveys (December 2003 and June 2004), Saturday readership has slipped below the lows of 2001 and 2002 to 105,000, although this still represents significant penetration (47%) of the Cairns region.

The revenue and EBITDA of The Cairns Post had been relatively flat in the financial years prior to 2003. The appointment of a new editor in June 2002 resulted in the newspaper being redesigned with the introduction of a number of new sections and increased depth of news coverage and revenue (in particular advertising revenue) and EBITDA improved. The Cairns Post generates around 5% of Queensland Press’s newspaper publishing revenue and EBITDA.

Advertising revenue (which represents around 75% of total revenue) is approximately 50% classified, 40% display and 10% other (represented primarily by colour magazines and inserts). Classified advertising revenue is primarily real estate. Around 40% of display advertising revenue is generated by local retailers, although this percentage has fallen from around 50% as a result of competition and increased discounting from other forms of media. Expenses have moved in line with revenue, being relatively flat prior to the 2003 financial year and then increasing as advertising volumes and revenue have increased.

Growth in EBITDA in the year ending 30 June 2005 is expected to be robust, reflecting ongoing benefits from the restructure of the newspaper as well as a strengthening economy resulting from greater government spending, increased tourism and population growth. The key strategic deliverables for the 2005 financial year are growth in home delivery sales, recovering lost market share in local retail advertising and strengthening ties with the community.

4.3	Financial Performance

The historical financial performance of Queensland Press for the five years ended 30 June 2004 and the budgeted financial performance for the year ending 30 June 2005 are summarised below:

Queensland Press - Financial Performance (A$millions)
	Year ended 30 June					Year
	2000 actual	2001 actual	2002 actual	2003 actual	2004 actual	ending 30 June 2005 budget
Advertising	313.6	294.1	314.9	358.9	402.9	438.7
Circulation	86.6	86.9	90.7	94.9	95.7	101.6
Other	39.8	35.2	30.9	29.9	29.2	30.0

Newspaper publishing revenue	440.0	416.2	436.5	483.7	527.8	570.3
Newspaper publishing EBITDA	160.0	137.5	151.4	181.7	212.2	247.5
Depreciation and amortisation	(17.7)	(16.7)	(15.4)	(17.4)	(18.3)	(23.0)
Newspaper publishing EBIT	142.3	120.8	136.0	164.3	193.9	224.5
Net gain/(loss) on sale of non current assets	-	0.3	0.8	1.1	-
Dialect EBIT	-	(0.1)	-	(9.7)	(7.5)
Dividend from News Corporation	20.3	20.3	20.6	20.7	20.7
Other investments	(1.1)	(1.7)	25.0	(18.4)	(12.7)
Significant items	-	-	-	(26.1)	-
Net interest expense	(39.6)	(47.0)	(39.9)	(35.0)	(32.3)

Operating profit before tax	121.9	92.6	142.5	96.9	162.1
Income tax expense	(29.6)	(24.3)	(42.1)	(70.4)	(53.6)
Operating profit after tax	92.3	68.3	100.4	26.5	108.5
Outside equity interests	-	(0.1)	(0.1)	(0.1)	(0.1)
Profit after tax attributable to Queensland Press shareholders	92.3	68.2	100.3	26.4	108.4
Statistics
Newspaper publishing revenue growth	na	-5.4%	4.9%	10.8%	9.1%	8.0%
Newspaper publishing EBITDA growth	na	-14.0%	10.1%	20.0%	16.8%	16.6%
Newspaper publishing EBIT growth	na	-15.1%	12.6%	20.8%	18.0%	15.8%
Newspaper publishing EBITDA margin	36.4%	33.0%	34.7%	37.6%	40.2%	43.4%
Newspaper publishing EBIT margin	32.3%	29.0%	31.2%	34.0%	36.7%	39.4%
Source:	Queensland Press statutory accounts, management accounts and budget

Queensland Press’s newspaper publishing revenue and EBITDA have generally grown in line with the Australian advertising market cycle. Newspaper advertising expenditure in Australia generally reflects economic conditions. Advertising expenditure reached a peak in the 2000 financial year reflecting the strength of the national economy and substantial Federal government campaigns for changes to the tax system and the health insurance system. The strength of the national economy was evidenced by strong equity markets, particularly in the technology sector and strong property markets. The peak in 2000 was followed by a major downturn in advertising expenditure in the 2001 financial year reflecting weaker economic conditions including the impact of the introduction of the Goods and Services Tax on 1 July 2000, the decline in the technology market and softer advertising after the Sydney 2000 Olympic period. The weak economic conditions continued in the 2002 financial year as a result of the slowing global economy following the terrorist attacks of 11 September 2001, although Australia’s strong domestic economy more than offset the impact of these events on Australian newspaper advertising. Advertising expenditure rebounded in the 2003 financial year as economic conditions improved. Positive economic conditions have continued into the 2004 financial year, assisted by an increase in advertising expenditure associated with the Rugby World Cup.

Queensland Press’s total newspaper publishing revenue over the past five years has largely followed this trend as advertising revenue represents around 75% of Queensland Press’s total revenue. The 2000 financial year was a big news year, reflected in strong growth in both advertising and circulation revenue. It was also a 53 week year, rather than the standard 52 week year. The decline in total revenue in the 2001 financial year reflects Australian advertising expenditure generally during this period, although circulation revenue was able to be maintained. Advertising revenue returned to 2000 levels in the 2002 financial year reflecting the impact of the strong domestic economy and total revenue was further enhanced by an increase in circulation revenue as newspapers provided in depth news and analysis of events of national and international significance such as the September 11 terrorist attacks coupled with Queensland Press increasing the cover price of most of its major newspapers. Circulation revenue continued to grow in the 2003 financial year, bolstered by news events such as the Bali bombing, the war in Iraq and the SARS epidemic, but was relatively flat in the year ended 30 June 2004 as a result of a combination of 10 cent price increases for the Saturday editions of The Courier-Mail and The Gold Coast Bulletin and the weekday edition of The Cairns Post and a decline in circulation volumes at The Courier-Mail resulting from an absence of big stories during the period.

Queensland Press’s EBITDA has generally followed movements in revenue. The trend in EBITDA margins, in particular the increasing margins post the 2001 financial year, reflects the high operating leverage of newspaper publishing businesses. A high proportion of newspaper publishing costs are fixed or semi fixed in nature, resulting in a high proportion of each dollar of incremental revenue flowing straight to EBITDA. Staff and newsprint costs are the major expenses, representing more than 60% of total expenses (before depreciation) each year. Consequently, EBITDA grows (and declines) at a faster rate than revenue. The growth in EBITDA and lower EBITDA margins in the 2001 financial year were exacerbated by an increase in newsprint costs in that year, although the higher margins achieved in the 2000 financial year were impacted by 2000 being a 53 week year. The Courier-Mail, The Sunday Mail, The Gold Coast Bulletin and The Cairns Post together make up around 95% of EBITDA.

Queensland Press earns high margins compared to the margins earned by the newspaper publishing divisions of most other listed newspaper publishing companies. Its margins are most similar to those of West Australian Newspapers Holdings Limited (“WA Newspapers”), which has reported EBITDA margins in the range 34-39% over the last five years.

Further growth in revenue and EBITDA has been budgeted by management of Queensland Press for the year ending 30 June 2005. The budget has been prepared on a very detailed “bottom-up” basis (ie. newspaper by newspaper). The major assumptions underlying the budget are:

■	the 2005 financial year is a 53 week year. The additional week is expected to generate incremental revenue of A$10.3 million and incremental EBIT of A$6.4 million;

■	inflation of 2.5%;

■	growth in advertising revenue of 8.9% which is lower than that achieved in the prior two years. Growth is expected to be achieved in both classified and display advertising through a combination of volume and rate increases. The main volume growth for classified advertising is expected to be in real estate and employment as a result of continued population growth while the driver of increased display volume is national advertising through Newsnet. The volumes and rates for classified advertising are also budgeted to benefit from a full year of additional colour capacity in The Gold Coast Bulletin;

■	growth in circulation revenue of 6.2% resulting from an increase in circulation of each of the major newspapers after a slight drop in circulation (of The Courier-Mail) in the 2004 financial year as well as 10 cent increases in the cover price of The Sunday Mail and the Saturday edition of The Cairns Post in 2004 (with no loss of sales);

■	a 7% decline in the cost per tonne of newsprint;

■	other expenses (ie. excluding newsprint and depreciation) are budgeted to increase by 4.8%.
The main cost increases are:

•	employee wages and salaries throughout the business resulting from an increase in non-award wages of 3% and an increase in the company contribution to superannuation, offset to some extent by a reduction in the total number of employees;

•	increased marketing costs associated with the launch of two new sections in The Sunday Mail and masthead support for The Courier-Mail; and

•	the impact of 20 weeks of back up production at Molendinar while the colour press upgrade takes place at Murarrie;

■	the A$4.7 million increase in depreciation reflects a full year of depreciation of the new printing press at Molendinar; and

■	the 2005 budget does not reflect the impact of the planned colour press upgrade in Brisbane.

The contribution from Dialect has been shown separately in the above analysis as it is not part of the newspaper publishing business of Queensland Newspapers, although the contribution from Dialect is included in Queensland Press’s operating activities in its statutory accounts. Queensland Newspaper’s 100% interest in Dialect was sold on 30 June 2004.

The overall financial performance of Queensland Press, particularly in the 2002 and 2003 financial years, has been impacted by the performance of its investments. Other investments in the above table represents investments other than Queensland Press’s investment in News Corporation (which has been shown separately). Other investments includes investment income (dividends received from AAP), investment management expenses, net gains and losses on the sale of other investments (including Dialect in the 2004 financial year) and write downs of other investments (which have amounted to more than A$100 million over the five year period).

Significant items of A$26.1 million in the year ended 30 June 2003 represent a write off of A$10.0 million in the value of plant and equipment and a write off of A$16.1 million relating to Dialect software. These amounts were also included in Queensland Press’s operating activities in its statutory accounts.

The income tax expense in the year ended 30 June 2003 included A$31.0 million of future income tax expense written off or not brought to account in relation to that year.

Outside equity interests represent the 30% interest in the publisher of Port Douglas & Mossman Gazette.

4.4	Financial Position

The financial position of Queensland Press as at 30 June 2004 is summarised below:

Queensland Press - Financial Position (A$ millions)
As at 30 June 2004 actual
Debtors and prepayments	91.7
Inventories	6.1
Creditors and accruals	(44.6)
Net working capital	53.2
Property, plant and equipment	262.7
Investment in News Corporation (at cost)	1,619.2
Other investments	26.9
Intangible assets (publishing rights and titles)	410.6
Deferred tax liability (net)	(19.5)
Tax provision	(19.8)
Employee entitlements	(25.0)
Other	(2.0)
Total funds employed	2,306.3
Cash and deposits	26.6
Bank loans and finance lease liabilities	(570.0)

Net borrowings	(543.4)
Net assets	1,762.9
Outside equity interests	(0.4)
Equity attributable to Queensland Press shareholders	1,762.5
Statistics
NTA per share	$120.80
Gearing	23.6%

Source: Queensland Press

The financial position of Queensland Press is relatively straightforward. Its most significant asset is its investment in News Corporation, which represents around 70% of funds employed. Other investments (representing the retained investments) are largely immaterial at around 1% of funds employed as a result of write downs to date of around A$50 million (excluding the excluded investments other than the residential property in Sydney) which were sold on or before 30 June 2004.

The total funds employed in the newspaper publishing business (ie. excluding the investment in News Corporation and other investments) is A$660.2 million (including A$410.6 million of intangible assets).

The investment in News Corporation is shown at cost. The market value of this investment at 30 June 2004 was A$5,768.2 million.

Publishing rights and titles are stated at deemed cost and are not amortised on the basis that the Directors consider the life of the publishing rights and titles to be indefinite.

5	Value Analysis of Queensland Press

5.1	Summary

For the purposes of the Proposal, the business operations of Queensland Press have been valued as follows:

Queensland Press – Agreed Value for Purposes of Proposal
A$ millions
Agreed value of newspaper publishing business	2,950.0
Estimated net borrowings at completion	(487.9)
Agreed value of retained investments	21.5
Net value of Queensland Press (excluding investment in News Corporation)	2,483.6
Source: News Corporation

The value excludes Queensland Press’s investment in News Corporation. In addition, a number of Queensland Press’s investments, the excluded investments, have been sold and the cash proceeds received (or to be received) in relation to these sales have been applied to reduce estimated net borrowings at completion.

The agreed value of the newspaper publishing business of Queensland Press for the purposes of the Proposal is A$2.95 billion. Grant Samuel has assessed the appropriateness of this value by reference to:

■	capitalisation of earnings or cash flows (implied multiples of EBITDA and EBITA); and

■	discounted cash flow analysis.

Grant Samuel also considered other parameters that can be used to benchmark value such as revenue multiples.

The value of A$2.95 billion represents multiples of 11.8 times adjusted forecast EBITDA and 13.0 times adjusted forecast EBITA. Grant Samuel considers that these multiples are warranted for acquisition of a controlling interest in Queensland Press in view of the particular attributes of Queensland Press’s newspaper publishing business and the available evidence on multiples implied from acquisitions of comparable companies and by the share prices of comparable listed companies.

The assessment of the multiples implied by the agreed value of A$2.95 billion is discussed in detail in Section 5.3 of this report.

The agreed value of A$2.95 billion is also broadly consistent with the results of a discounted cash flow analysis. The discounted cash flow analysis considered a number of different scenarios including the company’s own forecasts to 2010 and long term growth rates for revenue and expenses for the 2011 to 2014 years estimated by Grant Samuel as well as alternative assumptions derived by Grant Samuel including:

■	a range of discount rates and perpetual growth rates;

■	changes to advertising and circulation revenue assumptions over the forecast period;

■	changes to newsprint costs over the forecast period; and

■	changes to the long term growth rate assumptions for revenue and expenses for the 2011 to 2014 years.

The discounted cash flow analysis is discussed in detail in Section 5.4 of this report.

Grant Samuel has placed greater weight on the assessment of the earnings multiples implied by the agreed acquisition price than the discounted cash flow analysis in forming its conclusion. This approach is considered appropriate as earnings multiples:

■	provide a more market based assessment of value in situations where there is a substantive body of comparable evidence;

■	are the most common benchmarks used by analysts and acquirers in valuing newspaper publishing businesses; and

■	for mature, steady state, relatively simple businesses with only a few key drivers, are just as capable of capturing the growth patterns and risk profile of the business as the more sophisticated discounted cash flow analysis.

Discounted cash flow analysis is more useful for businesses that have changing growth profiles in the medium to long term, lumpy cash flows or limited lives.

5.2	Methodology

5.2.1	Overview

The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm’s length transaction. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies that are commonly used for valuing businesses:

■	capitalisation of earnings or cash flows;

■	discounting of projected cash flows;

■	industry rules of thumb; and

■	estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these valuation methodologies has application in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable for start-up businesses, businesses with an erratic earnings pattern or businesses that have unusual capital expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of different earnings or cash flow measures including EBITDA, EBITA, EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBITA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA, EBITA and EBIT multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer.

Where an ongoing business with relatively stable and predictable cash flows is being valued, Grant Samuel uses capitalised earnings or operating cash flows as a primary reference point.

Application of this valuation methodology involves:

■	estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and

■	consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk.

The choice between EBITDA, EBITA and EBIT is usually not critical and should give a similar result. All are commonly used in the valuation of industrial businesses. EBITDA can be preferable if depreciation or non-cash charges distort earnings or make comparisons between companies difficult. EBITA avoids the distortions of goodwill amortisation.

In assessing the appropriateness of the agreed value for Queensland Press’s newspaper publishing business, Grant Samuel has placed particular reliance on the EBITDA and EBITA multiples implied by the agreed value compared to the EBITDA and EBITA multiples derived from an analysis of comparable listed companies and transactions involving comparable businesses.

Discounting of projected cash flows has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries, including mining, and for the valuation of start-up projects where earnings during the first few years can be negative. Discounted cash flow valuations involve calculating the net present value of projected cash flows. The cash flows are discounted using a discount rate which reflects the risk associated with the cash flow stream. Considerable judgement is required in estimating future cash flows and the valuer generally places great reliance on medium to long term projections prepared by management. In addition, even where cash flow forecasts are available for up to, say, ten years, the terminal or continuing value is usually a high proportion of value. Accordingly, the multiple used in assessing this terminal value becomes the critical determinant in the valuation (ie. it is a “de facto” cash flow capitalisation valuation). The net present value is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. The arbitrary assumptions that need to be made and the width of any value range mean the results are often not meaningful or reliable. Notwithstanding these limitations, discounted cash flow valuations are commonly used in valuing industrial companies and can at least play a role in providing a check on alternative methodologies, not least because explicit and relatively detailed assumptions as to expected future performance need to be made. Grant Samuel has therefore also considered a discounted cash flow analysis prepared for Queensland Press’s newspaper publishing business operations.

Industry rules of thumb are commonly used in some industries. These are generally used by a valuer as a “cross check” of the result determined by a capitalised earnings valuation or by discounting cash flows. While they are only used as a cross check in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. In the case of newspapers, multiples of revenue are most commonly used as a rule of thumb check on value. However, it should be recognised that rules of thumb are usually relatively crude and prone to misinterpretation.

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading. Such an approach is not appropriate in Queensland Press’s case.

5.2.2	Capitalisation Multiples

Determination of the appropriate earnings multiple is usually the most judgemental element of a valuation. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers it is necessary to infer the appropriate multiple from other evidence.

The primary approach is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. However, each transaction will be the product of a unique combination of factors, including:

■	economic factors (eg. economic growth, inflation, interest rates) affecting the markets in which the company operates;

■	strategic attractions of the business - its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry;

■	rationalisation or synergy benefits available to the acquirer;

■	the structural and regulatory framework;

■	investment and sharemarket conditions at the time; and

■	the number of competing buyers for a business.

A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings.

An alternative approach is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies. To convert sharemarket data to meaningful information on the valuation of companies as a whole, it is market practice to add a “premium for control” to allow for the premium which is normally paid to obtain control through a takeover offer. This premium is typically in the range 20-35%.

The premium for control paid in takeovers is observable but caution must be exercised in assessing the value of a company or business based on the market rating of comparable companies or businesses. The premium for control is an outcome of the valuation process, not a determinant of value. Premiums are paid for reasons that vary from case to case and may be substantial due to synergy or other benefits available to the acquirer. In other situations premiums may be minimal or even zero. It is inappropriate to apply an average premium of 20-35% without having regard to the circumstances of each case. In some situations there is no premium. There are transactions where no corporate buyer is prepared to pay a price in excess of the prices paid by institutional investors through an initial public offering.

Acquisitions of listed companies in different countries can be analysed for comparative purposes, but it is necessary to give consideration to differences in overall sharemarket levels and ratings between countries, economic factors (economic growth, inflation, interest rates) and market structures and the regulatory framework. It is not appropriate to adjust multiples in a mechanistic way for differences in interest rates or sharemarket levels.

The analysis of comparable transactions and sharemarket prices for comparable companies will not always lead to an obvious conclusion as to which multiple or range of multiples will apply. There will often be a wide spread of multiples and the application of judgement becomes critical. Moreover, it is necessary to consider the particular attributes of the business being valued and decide whether it warrants a higher or lower multiple than the comparable companies. This assessment is essentially a judgement.

5.3	Assessment of Implied Multiples

5.3.1	Overview

The agreed value of the newspaper publishing business of Queensland Press for the purposes of the Proposal of A$2.95 billion implies the following multiples:

Queensland Press – Implied Valuation Parameters
	Variable (A$ million)	Implied Multiple
Multiple of sales revenue
Historical (year ended 30 June 2004)	527.8	5.6
Forecast (year ending 30 June 2005)	570.3	5.2
Adjusted forecast (year ending 30 June 2005)	568.6	5.2
Multiple of EBITDA
Historical (year ended 30 June 2004)	212.2	13.9
Forecast (year ending 30 June 2005)	247.5	11.9
Adjusted forecast (year ending 30 June 2005)	249.2	11.8
Multiple of EBITA
Historical (year ended 30 June 2004)	193.9	15.2
Forecast (year ending 30 June 2005)	224.5	13.1
Adjusted forecast (year ending 30 June 2005)	226.2	13.0

The table shows multiples for Queensland Press’s newspaper publishing business based on three measures of earnings. The actual multiples for the year ended 30 June 2004 are based on Queensland Press’s 2004 accounts. The forecast multiples are based on Queensland Press’s newspaper publishing business budget for the year ending 30 June 2005. The adjusted forecast multiples have been calculated by Grant Samuel based on Queensland Press’s budget. The major adjustments made to calculate the adjusted forecast for the year ending 30 June 2005 are:

■	the 2005 financial year is a 53 week year for the purposes of preparing management accounts. The usual year is 52 weeks. However, every four to six years there is a 53 week year to allow for the impact of leap years and the fact that there are 52 weeks and one day in a year (Queensland Press’s last 53 week year was the 2000 financial year). Many newspaper publishing businesses operate on a 52 week basis for the purposes of management accounts (rather than the 30 June basis used for statutory accounts) to enable more relevant comparisons to be made from year to year (particularly in terms of the number of Saturday and Sunday editions of newspapers published in a year). A 53 week year has an additional week of revenue and substantially the same cost base (except for variable costs) being spread across an additional week, resulting in incremental revenue and earnings. Queensland Press’s budget has been adjusted to spread the impact of the additional week across a five year period, reducing revenue by A$8.2 million and EBITDA and EBITA by A$5.1 million;

■	the 2005 budget does not include the expected impact of the substantial colour printing upgrade of the Murarrie printing facility in Brisbane which is expected to commence in December 2004. Grant Samuel has adjusted the budget for the expected impact of this upgrade based on information provided by management of Queensland Press. The budget has also been adjusted to exclude the additional costs associated with printing some parts of The Courier-Mail and The Sunday Mail at Molendinar while the press upgrade takes place; and

■	the 2005 budget does not reflect the full benefit of the insert upgrade completed at the Murarrie printing facility during the 2004 financial year. Grant Samuel has adjusted the budget for additional revenue that Queensland Press expects to generate from fuller utilisation of this upgrade.

Grant Samuel considers that this measure of earnings is the most relevant in terms of assessing the value of 100% of Queensland Press’s newspaper publishing business.

Multiples of EBITDA are the primary parameter on which transactions in the newspaper publishing industry are based. However, EBITA multiples are also relevant because EBITDA does not reflect the capital intensity of the industry (ie. the level of ongoing capital expenditure as a proportion of EBITDA) or the differences in capital expenditure requirements between participants in the industry. The level of free cash flow can vary widely, particularly when significant upgrades or new printing facilities are required or are in the process of being installed. EBITA provides a proxy (albeit not perfect) for free cash flow from operations and therefore EBITA multiples are meaningful.

The table also sets out another rule of thumb, multiples of sales revenue. This parameter provides some insight as to the reasonableness of the value, but needs to be treated with caution.

In assessing the reasonableness of these multiples, Grant Samuel has considered the market evidence in terms of multiples implied by the acquisitions of other Australian, New Zealand and international newspaper publishing companies and the share prices of listed Australian and international newspaper publishing companies.

5.3.2	Market Evidence

Transaction Multiples

There have been several transactions in the newspaper publishing sector in recent years both in Australia and New Zealand and internationally. An analysis of selected transactions is set out in Sections 1 and 2 of Appendix 1 to this report.

Grant Samuel regards relevant transactions that have taken place in Australia and New Zealand as the primary benchmark against which to judge the valuation parameters for the newspaper publishing business of Queensland Press. These transactions are regarded as the most relevant as they have taken place in the same (or similar) markets to that in which Queensland Press operates. The following table sets out data on selected transactions in Australia and New Zealand:

Selected Recent Transaction Evidence - Australia and New Zealand
Date Announced	Target	Transaction	Consideration (millions)[18]	EBITDA Multiple		EBITA Multiple
				historical	forecast	historical	forecast
Australia
Mar 2004	The Trading Post	Acquisition by Telstra	A$636.0	13.8	12.0	14.8	12.7
Sep 2003	Text Media	Acquisition by Fairfax	A$71.0	21.3	10.6	24.0	11.1
Aug 2003	Geelong Advertiser Group	Acquisition by News Corporation	A$57.3	na19	7.2	na	7.7
Aug 2003	Harris	Acquisition of 85.3% by Rural Press	A$48.3	10.9	7.7	na	na
Nov 2002	Quokka Press	Acquisition by WA Newspapers	A$16.5	15.2	8.2	na	10.9
Aug 1998	Federal Capital Press	Acquisition by Rural Press	A$164.0	13.0	11.3	16.5	14.2
New Zealand
Apr 2003	INL’s New Zealand publishing businesses	Acquisition by Fairfax	NZ$757.2	10.8	10.0	12.9	11.7
Oct 2001	Wilson & Horton’s newspaper publishing business	Acquisition by APN	NZ$847.8[20]	10.9	10.6	12.9	12.7

Source: IRESS, Bloomberg, annual reports, takeover documents, broker’s reports, company announcements

[18]	Implied equity value if 100% of the company or business had been acquired.
[19]	Not available.
[20]	Represents the estimated equity value of Wilson & Horton’s newspaper publishing business. It has been calculated by excluding the assets and earnings attributable to other assets, which includes The Radio Network and other non newspaper publishing activities.

The details of these transactions are discussed in Section 1 of Appendix 1 to this report. The Australian and New Zealand transaction evidence shows that acquirers have generally been willing to pay 10-12 times forecast EBITDA and 11-14 times forecast EBITA for controlling interests in large, metropolitan Australian and New Zealand newspaper publishing businesses such as The Trading Post Group Pty Ltd (“The Trading Post”), Federal Capital Press of Australia Pty Limited (“Federal Capital Press”), Independent Newspapers Limited’s (“INL”) New Zealand publishing business and Wilson & Horton Limited (“Wilson & Horton”) (ie. businesses that have similar characteristics to Queensland Press). Smaller or regional newspaper publishing businesses such as Geelong Advertiser Group, Harris and Company Limited (“Harris”) and Quokka Press have been acquired at lower multiples, but are of less relevance when considering the valuation parameters for the newspaper publishing business of Queensland Press.

The most relevant benchmarks against which to compare the newspaper publishing operations of Queensland Newspapers are the acquisition of Wilson and Horton by APN in 2001 and the acquisition by John Fairfax Holdings Limited (“Fairfax”) of the New Zealand newspaper publishing business of INL in 2003. Wilson & Horton published The New Zealand Herald, New Zealand’s leading daily newspaper (as well as a number of regional newspapers). INL published two metropolitan dailies (The Press and The Dominion Post) and two national Sunday newspapers (Sunday Star Times and Sunday News) as well as a number of regional newspapers. These transactions took place at forecast EBITDA multiples of 10.6 and 10.0 times respectively and at forecast EBITA multiples of 12.7 and 11.7 times respectively. In relation to these transactions:

■	the multiples of forecast earnings implied by these transactions reflect the leading position of the major newspapers acquired, particularly The New Zealand Herald and the generally positive growth outlook for the relevant markets;

■	both of the transactions involved the acquisition of one or more major paid daily or weekly newspapers and a number of regional paid and associated free titles and, in the case of Wilson & Horton, commercial printing. Accordingly, the multiples are to some extent a blended multiple representing a higher multiple for the major daily or weekly title and lower multiples for the balance. At the same time, the major titles generally represent a large proportion of the newspaper publishing business’s earnings;

■	both of the transactions were announced around three months prior to year end (June in the case of INL and December in the case of Wilson & Horton). As a result the forecast multiples set out in the above table reflect actual results for the majority of the year. The forecast multiples for the following years (which represent a full year of forecast earnings) are the more appropriate comparable to Queensland Press’s implied forecast multiples (which are also forecasts for a full year). On this basis, the comparable forecast multiples implied by the acquisitions were 9.1 and 10.0 times forecast EBITDA respectively and 9.9 and 11.8 times forecast EBITA respectively[21];

■	the independent experts that opined on these transactions applied a multiple of 11.5-12.5 times “maintainable” EBITDA for The New Zealand Herald only. The value equated to a multiple of 11.4-12.6 times current year (2001) EBITDA and 10.9-12.0 times forecast (2002) EBITDA. Similarly, The Press and The Dominion Post were valued at a multiple of 11.1-12.2 times current year (2003) EBITDA and 10.0-11.0 times forecast (2004) EBITDA;

[21]	Note that the multiples implied by the acquisition of Wilson & Horton exclude the estimated impact of the non newspaper publishing assets. The forecast multiples for the overall business were 9.6 times EBITDA and 11.9 times EBITA.

■	both Fairfax and APN had strategic reasons for making these New Zealand acquisitions, primarily geographic and product diversification as well as rationalisation of the overall cost base. This may have resulted in APN and Fairfax paying higher multiples than they would have otherwise been prepared to pay, although neither of the transactions was competitive; and

■	Wilson & Horton’s operations are concentrated in the upper half of the North Island of New Zealand. The New Zealand Herald primarily serves the Auckland region, the most populous and fastest growing part of New Zealand. In contrast, INL’s metropolitan newspapers primarily served Wellington and Christchurch, two smaller cities with more modest growth prospects. In addition, INL’s press infrastructure was in need of substantial expenditure on upgrading.

Grant Samuel has also considered, for completeness, the multiples implied by the acquisitions of newspaper publishing businesses in the United Kingdom and the United States. While of less direct relevance because of differences in economic factors, market structures and regulatory frameworks, Grant Samuel believes that, even after taking these factors into account, the transactions provide reasonable guidance and support for the valuation parameters for the newspaper publishing business of Queensland Press. The details of these transactions are discussed in Section 2 of Appendix 1 to this report. The main conclusions that can be drawn from this analysis are:

■	there is reasonably clear evidence that acquisitions of larger, more attractive metropolitan newspapers in the United Kingdom/Ireland and North America take place at around 12-13 times forecast EBITDA and 13-14.5 times forecast EBITA (eg. Telegraph Group Limited (“Telegraph Group”) and Belfast Telegraph Newspapers Limited in the United Kingdom and Central Newspapers, Inc. and Times Mirror Company in the United States). The high multiples reflect the relative security, franchise strength, prestige and market power of these types of newspapers;

■	the June 2004 announcement of Press Acquisitions Limited’s acquisition of Telegraph Group (publisher of The Daily Telegraph and The Sunday Telegraph in Britain), is recent evidence of the high multiples acquirers are willing to pay for quality metropolitan newspapers. The acquisition price for the business represents multiples of 13.6 times forecast EBITDA and 15.9 times forecast EBITA. These high multiples reflect in part the competitive nature of the auction process. At the same time there are important differences between Telegraph Group and Queensland Press:

•	The Daily Telegraph, with a daily circulation of around 875,000, is one of Britain’s largest newspapers in a highly competitive market. It is the highest circulating broadsheet newspaper and enjoys a global reputation;

•	The Telegraph Group’s revenue base is quite different to Queensland Press’s with a much lower proportion of classified advertising. Revenue is predominantly circulation and display advertising; and

•	the buyer may have anticipated a significant level of cost savings;

■	as with the New Zealand transactions discussed above, the majority of the transactions in the United Kingdom/Ireland and North America have involved the acquisition of one or more daily titles as well as weekly and other publications and the multiples implied by the acquisition price are a blended multiple;

■	higher multiples have been paid, particularly in the United Kingdom/Ireland for regional titles. The United Kingdom regional newspaper publishing industry has been the subject of considerable change in ownership structure over recent years which has involved consolidation among industry participants. The drive to consolidate has pushed acquisition multiples for regional newspaper publishing businesses higher. In addition, a number of the acquisitions have been strategically important. Where significant synergies or cost savings are expected to be achieved, this reduces the effective multiple paid. It is unlikely that forecast EBITDA and EBITA multiples of this magnitude (ie. up to 19 and 20.5 times respectively) would be paid in Australia given the lack of drive for consolidation and the limited (if any) synergies or cost savings that would be achieved. On the other hand, Queensland Press in particular enjoys a much less competitive environment; and

■	a number of the transactions in North America in recent years have involved the acquisition of major metropolitan daily newspapers. The forecast EBITDA multiples implied by these transactions are in the range 9.4-13.3 times, with all except three transactions being in the range 11-12 times (13.7-14.5 times EBITA). In considering these multiples it is important to recognise that:

•	some transactions also involved the acquisition of smaller newspapers and community newspapers and the multiples represent blended multiples;

•	many of the North American newspapers operate in competitive markets where there are other daily newspapers; and

•	some of the acquisitions involved rationalisation opportunities for operators in adjacent or nearby markets or where acquirers believed that they could significantly increase operating margins under their ownership.

Trading Multiples

There are a number of listed companies in Australia and internationally that have substantial newspaper publishing operations. An analysis of selected comparable companies is set out in Sections 3 and 4 of Appendix 1 to this report.

The trading multiples of the listed Australian newspaper publishing companies provide support for the multiples implied by the valuation of Queensland Press’s newspaper publishing operations:

Share Market Ratings of Selected Australian Listed Newspaper Companies
	Market Capitalisation (A$ millions)	EBITDA Multiple			EBITA Multiple
		2003 historical	2004 forecast	2005 forecast	2003 historical	2004 forecast	2005 forecast
Fairfax	3,642.8	17.8	10.6	9.6	23.9	13.2	11.7
APN	2,111.7	11.3	9.9	9.5	13.2	11.4	10.8
Rural Press	1,611.3	14.3	11.9	10.9	16.2	13.7	12.4
WA Newspapers	1,548.5	14.2	12.0	10.9	16.6	13.7	12.3
Simple average		14.4	11.1	10.2	17.5	13.0	11.8
Weighted average[22]		15.0	10.9	10.0	18.7	13.0	11.7

Source: IRESS, annual reports, broker’s reports, company announcements

[22]	Weighted by market capitalisation.

These multiples are based on share prices at 17 August 2004 and do not incorporate a premium for control. A detailed discussion of these companies is set out in Section 3 of Appendix 1 to this report.

The analysis indicates that Australian companies with significant newspaper publishing operations are currently trading on forecast 2005 multiples in the range 9.5-10.9 times EBITDA and 10.8-12.4 times EBITA.

The companies with operations most similar to those of Queensland Press are WA Newspapers and Fairfax. APN and Rural Press Limited (“Rural Press”) are less relevant as they are primarily regional newspaper publishers and APN also has significant operations in other forms of media (radio and outdoor advertising).

The West Australian, published by WA Newspapers, operates in a similar environment to The Courier-Mail in that it is the only daily broadsheet newspaper servicing the region and the economic environment in Western Australia is similar to that in Queensland (ie. high employment growth and a strong real estate market). These characteristics and the high margins earned by WA Newspapers are reflected in its relatively high trading multiples. Analysts often comment that they consider WA Newspapers to be fully priced.

However, in contrast to The Courier-Mail and The Sunday Mail, which have no significant print competitor, WA Newspapers competes directly with News Corporation on the weekend. News Corporation publishes the Sunday newspaper, Sunday Times, which unlike The Sunday Mail, carries a significant volume of classified advertising. There is also the threat of further competition from News Corporation as it is already established in the region. In addition, WA Newspapers does not have the same quality of plant and faces higher ongoing capital expenditure requirements than Queensland Press (in the region of A$10 million per annum compared to Queensland Press’s A$3 million per annum).

Fairfax publishes the leading daily metropolitan broadsheet newspapers in New South Wales and Victoria as well as regional titles. It also has significant newspaper publishing operations in New Zealand as a result of its acquisition of INL in June 2003, the publisher of, amongst other titles, two metropolitan daily newspapers and two national Sunday newspapers. Fairfax’s trading multiples are slightly lower than WA Newspapers, reflecting the competitive markets that Fairfax operates in (ie. there is more than one daily newspaper servicing each market) and the less attractive economic outlook for the south eastern states (in comparison to the outlook for Western Australia).

The trading multiples of listed newspaper publishing companies in the United Kingdom/Ireland and North America have also been considered for completeness. A detailed discussion of these companies is set out in Section 4 of Appendix 1 to this report. This analysis indicates that:

■	the United Kingdom/Ireland companies include publishers of major national titles (Daily Mail & General Trust plc (“DMGT”) and Independent News & Media plc (“IN&M”)) and publishers of regional and community newspapers (Trinity Mirror plc and Johnston Press plc). Publishers of major national titles tend to trade at higher multiples than publishers of predominantly regional and community newspapers. DMGT and IN&M are currently trading at forecast 2005 EBITDA multiples of 9-9.5 times, slightly below their Australian counterparts (although the United Kingdom companies generally have a December year end rather than a June year end); and

■	the North American newspaper publishing companies are mostly publishers of major flagship titles but many also own other media related businesses. For example, all except Knight-Ridder, Inc., Dow Jones & Company, Inc., The McClatchy Company, Lee Enterprises, Inc., Pulitzer, Inc. and Journal Register Company are diversified media companies that own broadcasting and/or other assets. There are therefore considerable differences in the size and scope of the operations and the competitive dynamics of the North American listed companies compared to the newspaper publishing business owned by Queensland Press. The “pure” newspaper publishing companies that focus on large markets (rather than midsized markets) in North America currently trade at multiples of around 9-10 times forecast 2005 EBITDA (again with a December year end).

5.3.3	Analysis and Conclusions

The agreed value of the newspaper publishing business of Queensland Press of A$2.95 billion implies multiples of adjusted 2004/05 forecast EBITDA and EBITA of 11.8 times and 13.0 times respectively. These multiples are relatively high but are considered reasonable in the context of the acquisition of a controlling interest, the comparable trading and transaction multiples set out above and the attributes of Queensland Press’s newspaper publishing business including its historical performance, market position and short to medium term growth outlook.

The market evidence would generally appear to support multiples of more than 10 times forecast EBITDA for a leading newspaper with a substantial presence in a major city such as The Courier-Mail, The Sunday Mail and The Gold Coast Bulletin. Lower multiples would apply to smaller or regional newspapers (such as The Cairns Post and the other suburban and regional newspapers) depending on performance and outlook.

In this context:

■	the newspapers service some of the most attractive regions in Australia in terms of economic environment and growth prospects:

•	the economic outlook for Queensland is positive, driven by strong population growth and high business investment. Growth in gross state product is forecast to average 3.9% per annum over the next five years[23], the third highest growth in Australia (after the Northern Territory and Western Australia) and above the national average of 3.5%. This growth is spread fairly consistently across the five year period, with annual growth rates ranging from 3.2% in the 2006 financial year to 4.7% in the 2008 financial year. In recent years, economic growth in Australia and Queensland has resulted from growth in domestic consumption, in particular, real estate markets. The short term outlook is for economic growth to be more export focused as the global economy recovers. Queensland is well placed to benefit from this change in focus as its key industries (agriculture, mining and tourism) are export driven. In addition, the Queensland government announced a A$6 billion capital works program in its 2004/05 budget, which should provide further stimulus to the economy; and

•

Queensland has historically benefited from high population growth, well above the national average, assisted by high levels of interstate and increasing levels of overseas migration. Population growth is expected to continue at around 1.8% per annum through to 2011[24], the highest rate of population growth of any state or

[23]	Source: Access Economics’ Business Outlook, June Quarter 2004, calculated based on constant prices.
[24]	Source: Australian Bureau of Statistics, Population Projections Australia 2002-2101, Catalogue Number: 3222.0, Series B (medium) assumptions.

territory over this period (and well above the national average of 1.0% per annum). Within Queensland, the south east corner (including Brisbane and the Gold Coast) is the highest population growth area. The population demographics are also relatively attractive, with population growth increasingly dominated by people between the ages of 15 and 64 (ie. less skewed towards retirees) and with an increasing proportion in higher income brackets (ie. more professionals), both of which lead to higher levels of spending. High population growth is largely responsible for growth in the employment and real estate markets and also drives retail sales, the three most important sources of advertising revenue. These markets are growing in Queensland at rates well above the rest of Australia and the employment and real estate markets have not suffered from the recent price and volume declines to the same extent as the Sydney and Melbourne markets.

These factors would suggest that Queensland has better economic growth prospects than those of the regions served by comparables such as WA Newspapers (The West Australian) and Wilson & Horton (The New Zealand Herald). The outlook is materially better than it is for markets covered by the INL newspapers;

■	advertising expenditure in metropolitan newspapers (national, daily and Sunday) in Australia has grown, on average, by 2.9% per annum over the period from 1994 to 2003[25]. Advertising expenditure in regional newspapers across Australia has grown by 3.7% per annum on average over the same period. Advertising revenue generated by Queensland Press’s newspaper publishing business has grown at a considerably faster rate over the last five years (by 5.9% per annum on average) reflecting the above average growth experienced in the Queensland market as well as Queensland Press’s unique position in its key markets. There is no reason to believe that this trend will not continue;

■	Queensland Press has enjoyed steady growth in revenue and earnings over the past six years (excluding the major downturn affecting the 2001 financial year) despite newspaper publishing being a relatively mature business. Revenue has grown, on average, by almost 5% per annum through growth in both advertising yields and volumes and in circulation yields. Overall circulation volumes have also grown, but only marginally (and have predominantly been confined to the Gold Coast region). The business is efficiently operated and has consistently earned relatively high and growing margins. Growth in EBITDA has been substantial at an average rate of almost 9% per annum, reflecting the high operating leverage of the business as well as staff reductions and a decline in newsprint prices over the period. Revenue and EBITDA growth in the 2005 financial year are expected to be stronger reflecting the continuing strength of the relevant local economies, further reductions in newsprint prices, the impact of the new press facilities at Molendinar and the impact of 2005 being a 53 week year. Management of Queensland Press has advised Grant Samuel that the newspaper publishing business is tracking ahead of budget for the first six weeks of the 2005 financial year;

■	The Courier Mail, The Sunday Mail and The Gold Coast Bulletin provide over 90% of EBITDA;

■

the ongoing capital requirements of the newspaper publishing business are very low in comparison to other Australian newspaper publishers. Queensland Press has just spent A$44 million installing a new state of the art printing press at Molendinar on the Gold

[25]	Source: The CEASA Report – Advertising Expenditure in Main Media – Year ended 31 December 2003.

Coast. The substantial portion of the A$35 million to be spent upgrading the colour capacity of the printing presses at Murarrie in Brisbane will also be paid for prior to completion (although installation will not be complete). The business being acquired is therefore an “upgraded” business, with minimal capital expenditure requirements over the next decade. The ongoing capital expenditure for the business is forecast to be around A$3 million per annum. This situation contrasts with that of comparables such as WA Newspapers and the INL publications;

■	the major newspapers are the largest in their respective regions and The Courier-Mail and The Sunday Mail are the two largest newspapers in Queensland, with a combined weekly circulation of over two million copies. In addition, the combined circulation of the major newspapers has generally been steady or increasing at a time when the circulation of other Australian and New Zealand newspapers is declining;

■	the major newspapers (The Courier-Mail and The Sunday Mail) have virtual monopoly positions. There are no major print competitors to Queensland Press in its key markets. There is a risk of a change in the competitive landscape, made more likely by the attractiveness of the Brisbane and south east Queensland markets compared to the rest of Australia. However, there are a number of reasons why the risk of a competitor entering the market, while it does exist, is low:

•	there has been ample opportunity for a competitor to enter the market and there has been no successful attempt to do so over the last five years. News Corporation did introduce a competing newspaper, The Telegraph (prior to acquiring its 41.7% interest in Queensland Press), but withdrew from the market after sustaining several years of losses;

•	arguably the most logical opening in the market is for a daily tabloid newspaper. News Corporation is the only significant publisher of tabloid newspapers in Australia and it is not in its interests to start up a competing newspaper in the south east Queensland market;

•	the barriers to entry are high in terms of capital costs and the requirement for an extensive distribution network to service a wide geographic area (although the focus would be the south east corner of the state). There would also need to be an ability to withstand a long period of start up losses;

•	for a new entrant to the Australian market, a single newspaper published in Queensland (or south east Queensland) would not be economically viable; and

•	for existing participants and new entrants, the existing cross media and foreign ownership restrictions are an effective barrier to entering the Queensland market.

In any event, Queensland Press would be better placed to withstand any price war compared to a potential new entrant given its entrenched position in Queensland. Furthermore, the business environment in Queensland is dominated by small to medium sized enterprises (rather than national head offices as is the case in Sydney and Melbourne). The smaller size and fragmentation of the Queensland business environment and the substantial relationships and critical mass that Queensland Press has developed means that it would be difficult for any competitor to make a significant impact;

■	while there is competition from other forms of media, the impact on revenues and earnings has not been material:

•	while the internet has a presence and may in part explain falling circulation over time, it has not to date had a significant impact on revenue. In addition, Queensland Press has countered the impact of the internet through being part of News Corporation’s internet strategy in relation to classified advertising sites for employment, real estate and motor vehicles; and

•	other forms of media such as television and radio are more fragmented because of internal competition, although they have had and will continue to have an impact in smaller (arguably overserviced) markets such as Cairns.

In any event, this competition impacts on all newspaper publishers and is reflected in their trading or acquisition multiples;

■	there is scope for further growth in revenue and EBITDA through:

•	increases in cover prices, which are low compared to those charged in the southern states and Western Australia, particularly for Saturday and Sunday editions. The Saturday editions of the West Australian and The Age sell for A$2.00 and the Saturday edition of The Sydney Morning Herald sells for A$2.20, compared to A$1.60 for the Saturday edition of The Courier-Mail and A$1.70 for The Sunday Mail; and

•	the ability to increase advertising rates, which are relatively low on a cost per thousand readers basis compared to most other Australian newspaper publishers;

■	ownership of the Brisbane News, the Gold Coast suburban newspapers and the Cairns regional newspapers and custom publishing initiatives provide an important defence against a competitor but make a relatively small contribution to earnings (the four major newspapers represent 95% of EBITDA) and therefore have almost no impact on implied multiples. News Corporation’s ownership of the Quest suburban newspapers in Brisbane also provides an element of protection; and

■	the agreed price of A$2.95 billion for Queensland Press’s newspaper publishing business is an arm’s length price that has been negotiated between News Corporation’s Special Committee and the Murdoch Interests. Both parties have been separately advised in relation to the price and the price of A$2.95 billion represented an agreed outcome that was satisfactory to both parties.

There would be limited scope for an acquirer (including News Corp US) to achieve cost savings or synergies given that Queensland Press is essentially operated as part of the News Corporation group and already benefits from this relationship.

Having regard to these factors, Grant Samuel believes that multiples of 11.8 times adjusted 2004/05 forecast EBITDA and 13.0 times adjusted 2004/05 forecast EBITA are appropriate. The newspaper publishing business of Queensland Press is one of the best franchises in Australia. The particular attributes of the business justify a multiple at the top end of the range applying to comparable Australian and international transactions. It also justifies a premium over the trading multiples of key comparables such as WA Newspapers (even before allowing for any control premium). While some control premium over the trading multiples of WA

Newspapers is appropriate, it is arguably limited as there are minimal synergies available to an acquirer that are not already reflected in the earnings of the newspaper publishing business. The forecast EBITDA multiple of 11.8 times is consistent with this view.

5.4	Discounted Cash Flow Analysis

5.4.1	Overview

Management of Queensland Press has prepared a detailed forecast for the newspaper publishing business for the period from 1 July 2006 to 30 June 2010. Grant Samuel has used the budget for the year ending 30 June 2005 and this forecast as the basis for developing a 10 year financial model from 1 July 2004 to 30 June 2014 (the “10 Year Model”). Grant Samuel has extended the management forecasts for a further four years to the year ending 30 June 2014 to provide a ten year financial model using estimated long term growth rates for revenue and expenses (ie. incorporating the impact of the advertising cycle).

Given the inherent uncertainty about any long term projections and resultant discounted cash flow analysis the discounted cash flow and sensitivity analysis should be treated with considerable caution. The appearance of precision can be misleading. Discounted cash flow and sensitivity analysis provides a framework for estimating value but does not substitute for the commercial judgements that must be applied when valuing businesses or companies.

The 10 Year Model and specific detail on certain assumptions are not set out in this report at the request of Queensland Press on the basis of commercial sensitivity.

5.4.2	Assumptions Underlying the Financial Model

The key operating assumptions applied in the years ending 30 June 2006 to 2010 of the 10 Year Model are summarised below:

General

■	inflation of 2.5% per annum;

■	the corporate taxation rate is 30% and there is no change in taxation legislation that has a material impact on Queensland Press’s results;

■	no significant changes in legislation, or in the policies and procedures of the regulators and resolution of outstanding issues in a manner consistent with Queensland Press’s expectations;

■	the years ending 30 June 2005, 2009 and 2014 are 53 week years. The exit value (in 2014/15) has been calculated using an adjusted ungeared after tax cashflow that removes the impact of the 53 week year;

■	the forecasts prepared by management of Queensland Press incorporate a cyclical downturn late in the year ending 30 June 2006 and the year ending 30 June 2007. This cycle is forecast to result in initial boosts to volumes in some sectors followed by falls in most sectors before a recovery. However, the Cairns region is forecast not to suffer the downturn in the cycle due to its later entry into the current domestically driven cycle and the expected growth in international tourism in the 2008 and 2009 financial years; and

■	the estimated long term growth rates that Grant Samuel has adopted for the four years ending 30 June 2011 to 2014 are 3.5% for revenue and 2.5% for expenses.

Revenue

The 10 Year Model calculates revenue by major newspaper or group of suburban/regional newspapers and by type of revenue based on a combination of factors. For the years ending 30 June 2006 to 2010 the key assumptions are:

■	display and classified advertising revenues are forecast by sector (eg. retail, real estate, motor vehicle). For the four major newspapers (that contribute 90% of total revenue):

•	average annual volume increases throughout the forecast period that are higher than the average annual growth rate of 1.8% per annum achieved for the five years ended 30 June 2004, which includes the major downturn in the 2001 financial year. The increase in the average annual growth rate reflects the impact of additional colour capacity (that is currently turned away in the case of display advertising), increased insert capacity and a more moderate downturn in the advertising cycle in the 2007 financial year than was experienced in the 2001 financial year (in part attributable to the absence of any downturn in the Cairns region); and

•	average annual yield increases throughout the forecast period that are above the average annual growth rate achieved for the five years ended 30 June 2004 due to the impact of increased colour availability and up sell opportunities in the contact centre (for classified advertising);

■	other advertising revenue (colour magazines, inserts and online) increases significantly in the 2006 financial year reflecting the impact of the colour press upgrade and increased insert capacity at Murarrie, after which other advertising revenue increases by around 4.5% each year;

■	the combination of the above results in total advertising revenue growing by 6.6% per annum over the five years to 30 June 2010, compared to average annual growth of 5.9% per annum over the five years to 30 June 2004;

■	circulation volumes and cover prices (ie. yields) are forecast to increase each year. The growth in circulation volumes and yields is supported by an increase in marketing and editorial enhancements to maintain current or near current penetration levels (in light of increasing population); and

■	other revenue (primarily commercial printing and other sundry revenue) grows by 2.5-3.5% each year.

Operating Costs

The key assumptions relating to operating costs are:

■	wages and salaries (including superannuation) are forecast to increase in line with increases achieved in recent years. In addition, the number of employees is forecast to increase over the period, predominantly in editorial, advertising, contact centre and computer services, to facilitate initiatives and growth;

■	after the 7% decline in newsprint costs per tonne budgeted for the year ending 30 June 2005, newsprint costs are forecast to increase by 7% in each of the years ending 30 June 2006 and 2007 before stabilising. Waste rates and content are forecast to approximate current levels;

■	computer services costs in Brisbane are forecast to increase by an incremental 10% each year, partially offset by cost savings flowing from capital expenditure; and

■	general expenses are forecast to increase by inflation, except for marketing expenses, which are forecast to increase at a rate above inflation to support advertising growth.

Capital	Costs

The key assumptions relating to capital costs are base capital expenditure of A$3 million per annum (indexed by inflation) except:

■	in the year ending 30 June 2006, total capital expenditure is A$10.8 million reflecting the refurbishment of the Bowen Hills office and the relocation of Brisbane News in Brisbane; and

■	the capital expenditure used to calculate the ungeared after tax cash flow for the exit value is A$10 million to take account of the long term capital expenditure requirements of a newspaper publishing business.

The forecast capital expenditure for the year ending 30 June 2005 largely excludes the cost of the colour press upgrade at Murarrie as the majority of this cost will be accounted for as part of the net borrowings adjustment and therefore will not be borne by News Corp US.

Outcome

The overall outcome is that EBITDA grows at an average rate of around 7.8% per annum until the year ending 30 June 2010 and then average growth reduces to around 4.5% per annum (or 3.7% per annum excluding the impact of the 53 week year in the year ending 30 June 2014). Grant Samuel regards these growth rates as realistic for the purposes of the discounted cash flow analysis.

5.4.3	Valuation Parameters

The net present value of projected cash flows has been calculated using the following parameters:

■	discount rates in the range 9.0-11.0%. These rates represent an A$ nominal after tax weighted average cost of capital and were applied to nominal ungeared after tax cash flows for the business. The after tax weighted average cost of capital for Queensland Press has been determined by applying the following formula:

WACC =	(	Re ×	E	)	+	(	Rd	×	(1	–t) ×	D	)
			V								V

Where

E V	= proportion of equity

D V	= proportion of debt

Re	= cost of equity

Rd	= cost of debt

t	= the corporate tax rage

The debt/equity mix has been estimated as 75-80% equity and 20-25% debt in line with the debt/equity mix of other participants in the newspaper publishing industry in Australia. A cost of equity of 11.1-11.7% has been derived using the capital asset pricing model which, in turn, is based on the following assumptions:

•	a risk free rate of 5.7%[26];

•	a market risk premium of 6%. Grant Samuel believes this figure is within the range of generally accepted figures of long term market risk premiums in the Australian capital market; and

•	a beta factor of 0.9-1.0. This beta factor is a judgement by Grant Samuel taking into account the beta factors of selected Australian and international comparable companies and Grant Samuel’s assessment of the riskiness of newspaper publishing businesses relative to the market as a whole;

A cost of debt of 7.0% has been adopted, representing a margin of 1.3% over the risk free rate and a corporate tax rate of 30% has been applied.

The calculated discount rate is 9.6-10.3%. Based on the calculated discount rate, Grant Samuel believes discount rates in the range 9.5-10.5% would be appropriate for the discounted cash flow analysis but rates of 9.0-11.0% have been included for illustrative purposes; and

■	terminal values at 30 June 2014 have been calculated by applying an exit multiple to forecast 2014/15 ungeared after tax cash flow[27]. The exit multiples have been calculated based on the range of discount rates of 9.0-11.0% and perpetual growth rates from 2014 in the range 2.5-4.0% (ie. real growth in the range 0-1.5%). The multiples of 2014/15 ungeared after tax cash flow and the forecast 2014 EBITDA multiples that the resulting terminal values imply are set out below:

Queensland Press – Terminal Value Parameters (times)
		Discount rate
		9.0%	9.5%	10.0%	10.5%	11.0%
Exit Multiple (multiple of ungeared after tax cash flow)
	2.5%	15.4	14.3	13.3	12.5	11.8
Perpetual growth rate	3.0%	16.7	15.4	14.3	13.3	12.5
	3.5%	18.2	16.7	15.4	14.3	13.3
	4.0%	20.0	18.2	16.7	15.4	14.3
Implied forecast 2014 EBITDA multiple
	2.5%	10.7	9.9	9.2	8.7	8.2
Perpetual growth rate	3.0%	11.6	10.7	10.0	9.3	8.7
	3.5%	12.7	11.7	10.8	10.0	9.3
	4.0%	14.1	12.8	11.7	10.8	10.1

In Grant Samuel’s opinion, a forecast 2014 EBITDA multiple of around 10 times (excluding the impact of the year ending 30 June 2014 being a 53 week year) would be reasonable taking into account the characteristics of Queensland Press’s newspaper publishing business, the likely long term impact of technological change in the media industry and the growth outlook at that point in time.

[26]	Approximates the yield to maturity on 10 year Australian Government bonds prevailing during July and August 2004.
[27]	Ungeared after tax cash flow is defined as EBITDA adjusted for movements in working capital, tax paid and capital expenditure.

5.4.4	Outcomes and Sensitivity Analysis

The net present value outcomes derived from the discounted cash flow analysis, including the impact on net present value of changes in key variables, is summarised below:

Queensland Press – Outcomes and Sensitivity Analysis (A$ billions)
Key Parameter		Discount rate
		9.0%	9.5%	10.0%	10.5%	11.0%
Management forecasts 2005-2010 and Grant Samuel assumptions thereafter
	2.5%	3.39	3.14	2.93	2.74	2.58
Perpetual growth rate	3.0%	3.56	3.28	3.04	2.84	2.66
	3.5%	3.75	3.44	3.18	2.95	2.75
	4.0%	3.99	3.63	3.33	3.08	2.86
Changes to management assumptions for 2005-2010 (assuming a perpetual growth rate of 3.0%)
2007 downturn of same magnitude as 2001		3.13	2.89	2.69	2.51	2.34
	5 year CAGR[28] of 1.8%[29]	3.58	3.30	3.06	2.85	2.67
Advertising volume	5 year CAGR of 1.0%	3.46	3.19	2.96	2.77	2.59
	5 year CAGR of 3.5%	3.86	3.53	3.28	3.05	2.86
	5 year CAGR of 3.2%[29]	3.29	3.04	2.82	2.63	2.47
Advertising yield	5 year CAGR of 2.5%	3.18	2.93	2.72	2.54	2.39
	5 year CAGR of 5.0%	3.60	3.32	3.08	2.87	2.69
	Flat volume	3.51	3.24	3.00	2.80	2.63
Circulation revenue	Cover price increase by inflation/flat volume	3.45	3.18	2.95	2.75	2.58
Newsprint costs	Increase by inflation post 2007	3.45	3.18	2.95	2.76	2.58
Changes to post 2010 assumptions (assuming a perpetual growth rate of 3.0%)
Revenue	4.0%	3.63	3.35	3.10	2.89	2.71
	4.5%	3.71	3.41	3.16	2.95	2.75
	5.0%	3.78	3.48	3.23	3.00	2.81
	5.5%	3.86	3.55	3.29	3.06	2.86
	2.0%	3.56	3.28	3.05	2.84	2.66
Expenses	3.0%	3.55	3.27	3.04	2.83	2.65
	4.0%	3.53	3.26	3.03	2.82	2.64

The scenarios analysed are arbitrary but reflect concerns that potential buyers of the business would have. The scenarios analysed do not, and do not purport to, represent possible best and worst case scenarios that Queensland Press could face. They are simply theoretical indicators of the sensitivities of the 10 Year Model. These scenarios are indicative of the wide range of potential outcomes that could be faced by Queensland Press and more extreme outcomes are quite conceivable. Moreover, the 10 Year Model is essentially static in nature and cannot adequately reflect the potential for changes in multiple variables. The net present values are very sensitive to small changes in variables and small changes in a number of variables can result in substantial changes in net present value.

[28]	CAGR is cumulative average growth rate.
[29]	These percentages (1.8% for advertising volumes and 3.2% for advertising yields) are equivalent to the actual CAGR for the five years ended 30 June 2004.

The discounted cash flow analysis in the above table indicates the following:

■	the value is extremely sensitive to the discount rates. Estimation of discount rates involves a substantial element of professional judgement;

■	the value is also very sensitive to the exit multiple. It is not possible to precisely determine growth rates in perpetuity. While the perpetual growth rates of 2.5-4.0% appear low, they reflect the likely long term impact of technological change on competition in the newspaper publishing and the wider media industry. Grant Samuel considers that a 2014 EBITDA multiple of around 10 times is appropriate in these circumstances;

■	the discounted cash flow analysis is sensitive to the magnitude of downturns and to changes in advertising yields (which affect revenue but not costs) and growth in revenue post 2010; and

■	the discounted cash flow analysis is not particularly sensitive to changes in advertising volumes (as this affects both revenue and costs), circulation revenue (because it is a relatively small proportion of total revenue), newsprint costs or growth in expenses post 2010.

The above analysis supports the agreed value of A$2.95 billion attributed to the newspaper publishing business of Queensland Press. The value of A$2.95 billion is consistent with a number of the outcomes shown in the above table, including many that reflect more conservative assumptions than those adopted by management of Queensland Press.

5.5	Other Items

5.5.1	Net Borrowings

As at 30 June 2004, Queensland Press had net borrowings of A$543.4 million. The net borrowings figure to be used for the purposes of the Proposal is an estimate based on the 30 June 2004 net borrowings “rolled forward” to completion (which has been assumed to be mid November 2004) and including the net proceeds from the sale of the excluded investments:

Queensland Press – Net Borrowings for Purposes of the Proposal
	A$ millions	A$ millions
Net borrowings at 30 June 2004		(543.4)
Cash generated from newspaper publishing activities	32.6
Net proceeds from sale of excluded investments	11.7
Other	11.2
Movement in net borrowings		55.5
Net borrowings for purposes of the Proposal		(487.9)

Source: News Corporation

Cash generated from newspaper publishing activities has been calculated based on actual after tax earnings from 28 June 2004 to 1 August 2004 and estimated after tax earnings from 2 August 2004 to 14 November 2004, less estimated capital expenditure and less the estimated increase in working capital through to mid November 2004. The capital expenditure to be incurred over this period includes the majority of the balance of the amount to be spent upgrading the colour printing capacity at the Murarrie printing plant in Brisbane.

Other represents the interim dividend to be received from News Corporation (net of shares in News Corporation acquired through participation in the dividend reinvestment plan) and the clearing of prepaid interest.

5.5.2	Other Assets

Queensland Press’s other assets, the retained investments, have been valued by News Corporation at A$21.5 million. The basis of the valuation of each of the retained investments is as follows:

■	the 13.9% investment in E*TRADE eCommerce Fund has been valued on the basis of the balance of the capital account at 30 June 2004, converted into A$ at an exchange rate of A$1 = US$0.73;

■	the 7.3% investment in ArrowPath Fund II has been valued on the basis of the balance of the capital account at 30 June 2004, converted into A$ at an exchange rate of A$1 = US$0.73;

■	the 7.7% interest in Comindico has been valued at nil;

■	the 8.8% interest in AAP has been valued on the following basis:

•	the News Agency business has been valued at nil as the business is run on a breakeven basis for the benefit of shareholders;

•	the Communications Services business (AAP’s only other operating business) has been valued on a capitalisation of earnings basis; and

•	surplus property has been valued on the basis of an independent valuation.

Surplus cash at 30 June 2004 has been added to the business valuation to determine the value of the equity in AAP. Queensland Press’s 8.8% interest in AAP has been calculated on a pro rata basis; and

■	the surplus commercial property in Brisbane has been valued on the basis of a valuation report by CB Richard Ellis Pty Ltd as at 2 July 2004.

Grant Samuel has reviewed the basis on which each of these investments has been valued and regards the valuations as reasonable for the purposes of the Proposal.

5.5.3	Commitments

It should also be noted that Queensland Press has unpaid capital commitments in relation to two of its retained investments:

■	US$0.75 million in the E*TRADE eCommerce Fund; and

■	US$9.8 million in the Arrowpath Fund II,

which the general partner is entitled to call at its discretion and which Queensland Press is required to pay within 14 days of such a call.

No adjustment has been made for these commitments.

6	Evaluation of the Proposal

6.1	Background

News Corporation’s origins were in Adelaide and it remains an Australian incorporated entity. However, its business is increasingly focussed on the United States and international markets. The initial move towards the United States began in 1985 with the acquisition of Twentieth Century Fox but has accelerated with the development of the Fox television network and cable programming business and, most recently, has been cemented with the DirecTV transaction. The United States is now the dominant part of the business although the other international operations have also been growing strongly. The Australasian operations represented approximately 10% of EBIT in the year ended 30 June 2004. The recent mix is shown below:

The operational headquarters was moved from Australia to New York more than 20 years ago and senior management is based there. For all practical purposes, except for the place of incorporation (and its attendant legal consequences), News Corporation is a United States company.

At the same time, this imbalance between the operations and corporate structure has given rise to a number of problems. The primary issue is that trading in, and ownership of, News Corporation shares has been gravitating towards the United States. Substantial amounts of capital have been raised in the United States over the past decade, particularly through issues of preferred shares, often to vendors of acquired companies. Issues have been made in relation to:

■	DirecTV (2003);

■	Gemstar-TV Guide (2001);

■	Chris-Craft (2000);

■	Fox/Liberty Networks (1999);

■	Heritage Media Corporation (1997); and

■	New World Communications Group Incorporated (1996).

In total almost US$20 billion has been raised from these transactions. Over the same period no capital was raised from the Australian market.

As a consequence, United States investors now represent a substantial proportion of the News Corporation shareholder base:

News Corporation – Shareholder Analysis
	Ordinary Shares (%)	Preferred Shares (%)
Cruden Group	29.86	5.61
Liberty Media Corporation	9.15	21.79
United States institutions	20.83	34.28
Australian institutions	18.92	19.53
Other institutions	12.26	4.96
Other holders	8.98	13.83
Total	100.00	100.00
Source: IRESS, Computershare Analytics (7 July 2004)

Indeed, the holdings of United States based institutions are collectively greater than those of Australian institutions for both ordinary and preferred shares. Similarly, a substantial component of the total trading in News Corporation shares occurs through the ADSs on the NYSE. Moreover, the proportion has been increasing particularly in the past three years (following a decline that mirrored the decline in United States equity markets generally):

However, News Corporation faces impediments to its acceptance amongst United States institutional investors. A number of them, particularly “passive” funds but also many “active” funds, are prevented from holding shares in News Corporation for one or more reasons:

■	it is a foreign incorporated entity;

■	it is not included in the S&P500 index or any other United States index; or

■	they are not permitted to own preference shares.

An analysis of the News Corporation register reveals that a large number of major United States fund managers have very limited holdings in News Corporation, relative to their holdings of News Corporation’s peers such as Time Warner, Inc. (“Time Warner”), Viacom, Inc. (“Viacom”) and The Walt Disney Company (“Disney”).

This has led to certain inefficiencies in the raising of capital by News Corporation including:

■	inability to access many of the key fund managers for raising capital, reducing the pool available to the company and inevitably adversely affecting the terms on which it can be raised; and

■	selling down by vendors of acquiree companies that have been issued News Corporation scrip, ultimately leading to flowback into the Australian market.

Separately, the shared ownership of Queensland Press between News Corporation and the Murdoch Interests, but with the business operations fully integrated with News Corporation’s Australian newspaper publishing business, gives rise to related party issues and potential conflicts of interest.

These factors have provided the impetus for the Proposal which has been made feasible by the introduction in Australia of “scrip for scrip” rollover relief that enables a tax free share exchange for most shareholders.

6.2	Approach to the Evaluation

Apart from the effective acquisition of the Murdoch Interests’ 58.3% interest in the business of Queensland Press, the Proposal has no direct economic impact on News Corporation shareholders. It is essentially neutral in so far as shareholders will have the same economic interests before and after the Proposal (except for the impact of the acquisition of Queensland Press). Ordinary shareholders, preferred shareholders and optionholders are all “rolling over” their interests on the same basis. There is no change to the operations, management or, except for Queensland Press and the share capital consolidation, the financial or capital structure of News Corporation.

Accordingly, Grant Samuel’s focus in assessing whether or not the Proposal is in the best interests of securityholders is to examine the anticipated benefits and advantages of re-incorporation as a United States company and to compare these to the costs, disadvantages and risks associated with such a transition. It is necessary to then weigh the pros and cons and form an overall view of the trade offs for securityholders. These may differ between ordinary shareholders, preferred shareholders and optionholders and, in any event, do not apply equally to all holders within a class. For example, United States shareholders in News Corporation may have very different perspectives to Australian shareholders. These issues are examined in Sections 6.4 to 6.8.

The effective acquisition of the 58.3% interest in the business of Queensland Press is an integral part of the Proposal. Grant Samuel has examined this transaction separately, although the conclusions in relation to this transaction form part of the overall analysis. In assessing this element of the Proposal, Grant Samuel has considered whether the value of the consideration represents a fair price for the business of Queensland Press. Grant Samuel has also considered the financial impacts on News Corporation, such as the effect on earnings per share and gearing, although it should be noted that, given the size of News Corporation, the effects are relatively immaterial. This analysis is set out in Sections 6.9 and 6.10.

Finally, it is necessary to consider whether the Proposal is likely to preclude alternative transactions that could be more advantageous to shareholders and optionholders.

The Proposal can be considered to be in the best interests of each class of shareholder and optionholder if they are likely to be better off if the Proposal is implemented than if it is not.

6.3	Impact on News Corporation

6.3.1	Structure and Ownership

The only change to the capital structure is the 60.77 million voting shares to be issued to the Murdoch Interests in respect of the acquisition of the Queensland Press business and the other assets in the Cruden Group and the reduction of the number of non voting shares issued to the Murdoch Interests as a result of the adjustment for the liabilities of the Cruden Group (15.83 million non voting shares). The Murdoch Interests’ voting power will slightly decrease from 29.86% to 29.47% because they previously controlled all of Queensland Press’s interest in News Corporation but will now only have a direct holding equal to their proportionate interest. Except for the Queensland Press and Cruden Group adjustments, shareholders in News Corporation will have the same percentage interest in News Corp US as they had before the Proposal.

The impact on ownership structure is summarised below:

Impact on Shareholder Voting Interests
	Before Proposal		After Proposal
	Number (millions)	% Interest	Number (millions)[30]	% Interest
Ordinary/Voting
Murdoch Interests	626.97	29.86%	307.78	29.47%
Liberty Media Corporation	192.00	9.15%	96.00	9.19%
Other shareholders	1,280.95	60.99%	640.48	61.34%
Total	2,099.92	100.00%	1,044.26	100.00%
Preferred/Non Voting
Murdoch Interests	217.20	5.61%	61.93	3.28%
Liberty Media Corporation	843.06	21.79%	421.53	22.32%
Other shareholders	2,809.42	72.60%	1,404.71	74.40%
Total	3,869.68	100.00%	1,888.17	100.00%

Source: News Corporation (based on share capital at 30 June 2004)

Accordingly, it can be seen that the Proposal has no material impact on the ownership structure or voting control position of the group.

The initial directors of News Corp US will be the same as the directors of News Corporation immediately before the Proposal is implemented (but after the 2004 annual general meeting). There will be no changes to the management or operational structure of News Corporation.

6.3.2	Earnings

There are two primary effects on News Corporation’s earnings arising from the Proposal:

■	News Corp US will report using US$ as its home currency and utilising United States Generally Accepted Accounting Principles (“US GAAP”). News Corporation’s primary accounts have historically been prepared in A$ under Australian GAAP although it has also released approximate results under US GAAP for informational purposes; and

■	the acquisition of Kayarem and the outstanding 3.6% of Cruden Investments, principally the impact of acquiring the business of Queensland Press.

[30]	Ignores shares in News Corp US to be held by the Cruden Group and Queensland Press which will be treated as Treasury Stock.

The following table summarises the significant differences resulting from the application of the different accounting regimes over the past four years:

News Corporation –Financial Performance Under Australian GAAP and US GAAP (A$ millions)
			Year ended 30 June
		2001	2002	2003	2004
Revenue	Australian GAAP	25,578	29,014	29,913	29,428
	US GAAP[31]	25,387	28,776	29,752	29,208
	Difference	191	238	161	220
EBITDA	Australian GAAP	3,799	4,291	5,128	5,146
	US GAAP[31,32]	3,311	3,711	4,817	5,089
	Difference	488	580	311	57
EBIT	Australian GAAP	3,093	3,542	4,352	4,302
	US GAAP[31]	1,823	2,117	3,886	4,115
	Difference	1,270	1,425	466	187
Net profit after tax	Australian GAAP	(746)	(11,962)	1,808	2,312
	US GAAP[31]	(218)	(14,670)	1,421	2,152
	Difference	(528)	2,708	387	160

Source: News Corporation

The major adjustments to net profit after tax are summarised below:

News Corporation – Reconciliation of
Australian GAAP to US GAAP (A$ millions)
	Year ended 30 June
	2001	2002	2003	2004
Profit/(loss) after tax and other items - Australian GAAP	(746)	(11,962)	1,808	2,312
Items increasing/(decreasing) reported income:
Depreciation/amortisation of goodwill and intangibles	(600)	(633)	47	56
Amortisation of cable distribution investments	(167)	(221)	(214)	(181)
Gain/(loss) on sale of non-current items	1,516	(314)	33	147
Adjustment of write-down in investments	-	34	104	-
Equity in losses of associates	(1,289)	(1,495)	(51)	(48)
Change in carrying value of exchangeable securities	1,535	(63)	(70)	39
Outside equity interests	146	74	40	3
Income tax benefit/(expense) on US GAAP adjustments	(91)	97	(306)	(176)
Other (net)	(407)	(69)	30	-
Net adjustments to reported income	643	(2,590)	(387)	(160)
Profit/(loss) after tax and other items before accounting change – US GAAP[31]	(103)	(14,552)	1,421	2,152
Accounting change	(115)	(118)	-	-
Profit/(loss) after tax and other items – US GAAP [31]	(218)	(14,670)	1,421	2,152
Source: News Corporation

[31]	The US GAAP figures for 2001 to 2003 are approximate. They are based on the significant differences between US GAAP and Australian GAAP and are prepared by News Corporation for the purposes of its Form 20F Annual Report lodged with the United States Securities & Exchange Commission.
[32]	EBITDA under US GAAP has been calculated on the basis that amortisation of cable distribution investments is added back.

Set out below is the pro forma consolidated financial performance of News Corporation for the year ended 30 June 2004 which shows the impact of Queensland Press on the earnings of News Corporation as if it had occurred on 1 July 2003:

News Corporation – Pro forma Impact on Financial Performance
	Year ended 30 June 2004
	Reported (Australian GAAP) A$ millions	Restated (US GAAP) A$ millions			Pro Forma (US GAAP)
					A$ millions			US$ millions[33]
Revenue	29,428		29,208			29,714			21,162
EBIT	4,302		4,115			4,304			3,065
Net profit/(loss) from associates before other items	367		na			197			140
Net interest expense (including exchangeable securities)	(743)	}			}			}
Income tax expense	(1,246)	}	na		}	(2,579)		}	(1,836)
Outside equity interests	(314)	}			}			}
Net profit before other items	2,366		na			1,922			1,369
Other items (net of tax and outside equity interests)	(54)		na			274			195
Net profit attributable to News Corporation shareholders	2,312		2,152			2,196			1,564
Statistics
Diluted earnings per share (pre consolidation)	41.1 ¢		38.3	¢		38.4	¢		27.4	¢

Source: News Corporation, Grant Samuel analysis

The major impact of the Proposal on earnings is the adjustments made to reflect US GAAP, which have the effect of decreasing net profit attributable to News Corporation shareholders by A$160 million and diluted earnings per share (pre consolidation) by 2.8 cents. The main adjustments relate to:

■	different classifications for other/significant items (ie. some items that are regarded as other or significant items under Australian GAAP are treated as “above the line” items under US GAAP);

■	recognition of amortisation of cable distribution investments over the original term of the cable distribution agreement as a reduction in revenue (rather than costs associated with cable distribution investments being treated as an intangible asset); and

■	removal of amortisation of goodwill as goodwill and intangible assets with indefinite lives are not amortised but are assessed at least annually for impairment.

Adjustments have also been made to reflect additional income tax expense based on the impact of US GAAP adjustments and to adjust net profit/(loss) from associates for the application of US GAAP.

[33]	The pro forma US GAAP statement of financial performance for the year ended 30 June 2004 has been translated into US$ assuming an exchange rate of A$1 = US$0.7122.

The impact of the acquisition of the Cruden Group (under US GAAP) has a much less substantial impact, increasing net profit attributable to News Corporation shareholders by A$44 million, but because of the issue of additional shares, increasing earnings per share (pre consolidation) by only 0.1 cents.

One-off costs associated with the implementation of the Proposal have not been reflected in the pro forma financial performance.

The details relating to the pro forma financial performance are set out in Section 4 of the Information Memorandum.

6.3.3	Financial Position

The impact of the Proposal on News Corporation’s financial position is similar to the impact on earnings. There are two primary effects:

■	News Corp US will report in US$ under US GAAP rather A$ under Australian GAAP; and

■	the acquisition of the Cruden Group (including the business of Queensland Press).

The major changes caused by the transition to US GAAP include:

■	assets (including intangibles, investments and property, plant and equipment) are not able to be revalued in excess of cost;

■	equity instruments issued in an acquisition are valued on the date that the terms of the acquisition are agreed to and announced (rather than at fair value at the date of the closing of the acquisition);

■	goodwill and intangible assets with indefinite lives are not amortised but are assessed at least annually for impairment. In addition, prior to the 2003 financial year, acquired intangible assets (including goodwill) were amortised on a straight line basis over a period not exceeding 40 years;

■	reclassification of certain intangible assets (with a value of A$6.3 billion) from publishing rights, titles and television licences to goodwill;

■	reclassification of unamortised cable distribution investments from intangible assets to other non current assets;

■	recognition of deferred taxes for the future consequences of temporary differences between the values assigned to identifiable assets and the tax basis of the identifiable assets in relation to the acquisition of entities; and

■	exchangeable securities are included in interest bearing debt.

Set out below is a pro forma statement of financial position of News Corporation as at 30 June 2004 assuming the Proposal was implemented on that date:

News Corporation – Pro forma Impact on Financial Position
	As at 30 June 2004 (A$ millions)
	Reported (Australian GAAP)		Restated (US GAAP)		Pro Forma (US GAAP)
	A$ millions		A$ millions		A $ millions		US$ millions[34]
Current assets		8,795		8,799		8,914		6,220
Current liabilities		(8,884)		(8,588)		(9,273)		(6,470)
Net working capital		(89)		211		(359)		(250)
Investments		15,782		15,640		15,662		10,929
Publishing rights, titles and television licences		31,185		15,808		17,426		12,160
Goodwill		318		10,167		10,167		7,095
Other (net)		6,639		1,722		2,517		1,756
Total funds employed		53,835		43,548		45,413		31,690
Net borrowings		(6,253)		(8,348)		(9,171)		(6,400)
Exchangeable securities		(2,055)		-		-		-
Net assets		45,527		35,200		36,242		25,290
Outside equity interests		(5,650)		(5,491)		(5,491)		(3,832)
Equity attributable to News Corporation shareholders		39,877		29,709		30,751		21,458
NTA per share (pre consolidation)	A$	3.56	A$	2.78	A$	2.65	US$	1.85
Gearing		11.6%		19.2%		20.2%		20.2%
Source: News Corporation, Grant Samuel analysis

Again, the major impact of the Proposal is the adjustments made to reflect US GAAP, which have the effect of decreasing equity attributable to News Corporation shareholders by A$10.2 billion, decreasing NTA per share (pre consolidation) by A$0.78 and increasing gearing considerably (as a result of the inclusion of exchangeable securities in net borrowings).

The acquisition of the Cruden Group (under US GAAP) increases equity attributable to News Corporation shareholders by A$1.0 billion. NTA per share (pre consolidation) falls by A$0.13 (because of the issue of additional shares) and gearing increases marginally (as a result of the additional net borrowings assumed by News Corporation as part of the acquisition of the Cruden Group).

The details relating to the preparation of the pro forma statement of financial position are set out in Section 4 of the Information Memorandum.

[34]	The pro forma US GAAP statement of financial position as at 30 June 2004 has been translated into US$ assuming an exchange rate of A$1 = US$0.6978. To enable comparison with the News Corporation and Queensland Press statements of financial position included in Sections 3.4 and 4.4, certain items (such as cash and current interest bearing debt) have been classified differently in the above table compared to their treatment in Section 4 of the Information Memorandum. There is no impact on equity attributable to News Corporation shareholders.

6.4	Impact on the Market for News Corporation Shares

6.4.1	Introduction

News Corporation expects the Proposal to have a beneficial impact on the market for News Corporation shares. Three potential benefits have been put forward:

■	a higher market value for equity generally relative to what it would have been in the absence of the Proposal;

■	a reduced discount for the preferred/non voting shares; and

■	increased liquidity (ie. lower buy/sell spread and greater ability to move larger lines of stock).

In Grant Samuel’s view, there is merit in these arguments. However, the purported benefits are not capable of being directly measured or estimated with any degree of reliability. They are fundamentally subjective judgements and movements in market prices are a complex phenomena, being the results of thousands of individual decisions.

The initial market reaction following the announcement of the Proposal would appear to support the expectation of higher market values and a reduced discount although the effect has disappeared since:

The decline around 25 June 2004 reflected adverse market reaction to the announcement by Standard & Poor’s35 about its intentions regarding treatment of News Corporation in its various United States and Australian indices. The market had been expecting that News Corporation would remain in Australian indices in some form and was clearly “disappointed” by the announcement. Since early July 2004, both the ordinary and preferred shares have traded down, with both classes of shares now below pre-announcement price levels. However, the preferred shares have continued to perform more strongly than the ordinary shares (ie. the discount has reduced).

[35]	For this purpose, Standard & Poor’s includes the Standard & Poor’s Australian Index Committee (which includes representatives of the ASX).

As at 13 September 2004, the closing price of News Corporation ordinary and preferred shares on the ASX was A$11.30 and A$10.86 respectively. However, it is not necessarily fair to argue that this means there is no market value benefit from the Proposal. Given the timeframe, it is not possible to isolate the direct effects of the Proposal from other factors such as company specific operating performance. For example, the announcement relating to BSkyB on 4 August 2004 had a significant negative impact. In addition, the Standard & Poor’s announcement may have triggered some early selling by those affected by the index change.

6.4.2	Expected Impact on Overall Market Value

(i)	Overview

In Grant Samuel’s opinion, there is some prospect that, as a result of the Proposal the market value of equity in News Corp US will be greater than the market value of News Corporation would have been in the absence of the Proposal (but not necessarily higher in absolute terms than pre announcement levels). The expected effects arising from the Proposal that might contribute to an increase in value include:

■	initial and ongoing demand from United States investors for News Corp US shares (outweighing the negative effects in Australia) particularly through inclusion in key indices;

■	a higher profile for the company within the United States, more comprehensive analyst coverage and greater awareness amongst investors focussed on “domestic” stocks; and

■	more direct benchmarking against other listed media groups (eg. through US$, US GAAP reporting).

However, the situation needs to be analysed in two phases. There are short term considerations and longer term prospects. There is likely to be a transition period of perhaps 12 months during which time the share price could be impacted adversely as a result of “index issues”. In the longer term, other factors will come into play.

(ii)	Short Term Impacts

The potential short term disruption may occur because, while the change of domicile will trigger buying by United States investors, there is also likely to be a substantial level of selling by Australian investors caused by the Proposal. Steps will be taken to try to minimise the impact and smooth the transition but there is still a not insignificant risk of some temporary adverse movements in the share price and the prospect of supply exceeding the new demand (at least for a period or at particular points in time). This situation arises because of the issues surrounding News Corp US’s inclusion in various stockmarket indices which have been the focus of considerable media and analyst discussion since the Proposal was announced. Inclusion in, or exclusion from, indices has come to be perceived as a critical factor in contemporary stockmarkets. It drives demand (and supply) by both:

■	index or “passive” funds (ie. funds that invest in the stocks included in a particular index in as close as possible to the proportions in that index and seek to mirror its performance). Index funds have been a growing feature of the investment landscape and are believed to represent approximately 10% of the Australian institutional investment market and 15-20% of the United States institutional investment market; and

■	those “active” managers and institutions that, in terms of their equities performance, are benchmarked against an index and therefore tend not to stray too far from a portfolio composition that is broadly similar to the index (sometimes referred to as “index hugging” investors).

In Australia, the S&P/ASX indices are the only domestic indices of note and the S&P/ASX200 Index is the primary index benchmark for institutional investment (essentially the top 200 companies listed on the ASX). In the United States, the S&P500 Index is generally regarded as the primary institutional index benchmark, while international funds typically utilise MSCI[36], FTSE[37] or Standard & Poor’s global or regional indices.

At the same time, it should be recognised that index issues are not particularly relevant to other investors such as:

■	funds focussed on absolute returns (eg. hedge funds);

■	corporate investors; and

■	private investors.

News Corporation is presently included in a number of key Australian and international indices. The relevant weightings are summarised below:

News Corporation – Weighting in Market Indices[38]
		Ordinary Shares %	Preferred Shares %	Total %
Australia[39,40]	- S&P/ASX50	2.84	5.77	8.61
	- S&P/ASX200	2.31	4.70	7.01
	- All Ordinaries	3.11	5.36	8.47

MSCI	- Australia	3.06	5.68	8.74
	- EAFE (Europe, Australasia, Far East)	0.16	0.29	0.45
	- World	0.07	0.12	0.19
	- Kokusai (World ex Japan)	0.07	0.14	0.21

FTSE	- All-World Europe-Asia Pacific	0.15	0.26	0.41
	- All-World Asia Pacific	0.42	0.73	1.15
	- All-World	0.07	0.11	0.18
Source: IRESS, Morgan Stanley Capital International, Inc. and FTSE Group

News Corporation is the largest single company in the All Ordinaries Index and the second largest company (because of the free float adjustment) in the S&P/ASX indices.

[36]	Morgan Stanley Capital Index, published by Morgan Stanley Capital International, Inc.
[37]	Published by FTSE International Limited.
[38]	Based on share prices as at 30 July 2004.
[39]	News Corporation is also a member of other S&P/ASX indices including the S&P/ASX 100, S&P/ASX 20 and various sector indices.
[40]	News Corporation’s weighting in the S&P/ASX indices (but not the All Ordinaries Index) reflects a free float adjustment (ie. excluding holdings that are perceived to be “locked up”) of 61% for the ordinary shares and 72% for the preferred shares.

The Proposal will have a dramatic impact on the indices in which News Corporation is included. It is expected that News Corp US will be:

■	removed from the MSCI Australia and MSCI EAFE indices but will be added to the MSCI United States index. It will remain in the MSCI World indices at roughly the same weighting; and

■	removed from the FTSE Europe-Asia Pacific and Asia Pacific indices and included in the FTSE United States indices. It will remain in the FTSE World indices at roughly the same weighting.

These changes are expected to occur soon after the date the Proposal becomes effective. The position with the Standard & Poor’s indices is different. This stems, in large part, from the sheer size of News Corporation in the context of the Australian market and its position as the second largest stock in the key market index (the S&P/ASX200) with a 7% weighting.

On 25 June 2004, Standard & Poor’s announced its intended policy and this was clarified by a further announcement on 6 August 2004. If the Proposal is implemented and News Corp US is accepted into the S&P500, News Corporation would be removed from the S&P/ASX200 (and the S&P/ASX50). No guarantees were given by Standard & Poor’s that News Corp US would be included in the S&P500 but it meets all of the criteria and there is no reason to expect it will not be included. The rationale for the policy was based on ensuring the integrity of the indices and avoiding the possibility of having News Corp US counted twice in Standard & Poor’s global indices (eg. the S&P Global 1200 which incorporates the S&P500 and the S&P/ASX50).

However, in recognition of News Corporation’s size and importance in the Australian market there will be a transition phase. While News Corp US will be included in the S&P500 after the Proposal becomes effective at its full market weight (after a three week notice period), it will be removed from S&P/ASX indices in four equal stages over a nine month period (with the first reduction on the same day News Corp US is added to the S&P500). Standard & Poor’s has advised that its overriding objective is to ensure that the change causes minimal disruption to the market and the decision follows extensive consultation (including a survey) with major market participants. During the transition phase Standard & Poor’s will also publish a parallel index that fully excludes News Corp US from the S&P/ASX indices from the outset. It is understood that the survey revealed a wide range of preferred transition periods. Inevitably not everyone will be happy with the outcome but the alternative index should help to appease those that wanted a short timetable.

A further complicating factor is that the S&P indices in the United States are in the process of converting to a “free float” basis of calculation (the S&P/ASX and MSCI indices are already calculated on this basis). The index weighting is reduced to exclude blocks of shares deemed not likely to be traded (eg. the Murdoch Interests). This change is being implemented in two stages, in March 2005 and September 2005. News Corporation’s free float factors for S&P/ASX index purposes are 61% for the ordinary shares and 72% for the preferred shares. It is reasonable to expect that similar (but not necessarily identical) factors would be applied to News Corp US in the S&P500. However, if the Proposal is implemented well before March 2005, News Corp US could be included in the S&P500 at its full weight initially and then be down weighted in March 2005 and September 2005 along with other similarly affected stocks.

Standard & Poor’s has also not made a decision as to whether News Corp US voting shares or non voting shares will be the reference stock (only one is included but the market value and weighting is “grossed up” for the total number of shares on issue). However, based on the inclusion criteria, it appears likely that it will be the non voting shares.

It is also expected that News Corp US will be included in other United States market indices such as the Russell 1000, Russell 3000 and Wilshire 5000 (from the first review date after the Proposal is implemented).

All of these changes will impact on the supply and demand for shares in News Corp US over the short term and this is likely to affect the share price. However, it is not possible to accurately map the expected funds flows or predict exactly how the situation will play out. A number of brokers and others have made estimates but they all vary substantially. The key issues are:

■	the expected selling by Australian based investors. Based on Computershare Analytics data, Australian institutions own approximately 19% of the ordinary shares and 20% of the preferred shares which represent an aggregate market value of approximately A$12-13 billion (US$9 billion) based on current share prices. Australian index funds will need to sell immediately at the time of any index weighting reductions. Broker analysis suggests that index funds represent approximately 10% of the institutional market (ie. they hold approximately A$1.3 billion of News Corporation shares). Other institutions will have more flexibility but because the S&P/ASX200 is such a critical benchmark for measuring equities performance it is expected that there will be a substantial level of selling as they will not wish to hold a large interest which could cause “tracking error” where their portfolio performed materially out of line with the index. A significant number of institutions are understood to have mandates that are limited to shares included in the S&P/ASX200 index. Nevertheless:

•	some institutions may hold for a considerable period before selling in order to maximise their exit price by capturing the benefits of United States originating buying; and

•	some may choose to retain a holding, even if reduced, and accept the tracking error as the price of creating the opportunity of superior performance. Many have some scope to vary from the index.

In any event, not all of the Australian institutions are index driven investors and will choose to buy or sell News Corp US shares solely on the merits of the investment case. Some balanced funds (as opposed to Australian equities funds) may also be able to hold News Corp US as part of their allocation to international shares and some may be able to negotiate specific exclusions for their News Corp US holdings. There is no reason to expect that Australian retail investors will sell any shares as a direct result of the Proposal. News Corp US will still be listed on the ASX and none of the other changes should, of themselves, trigger any selling. Broker estimates suggest that the aggregate level of selling across both classes of shares by Australian investors is likely to be anywhere in the range A$6-10 billion (based on current share prices) although this will be spread over the period in which News Corp US is progressively removed from the S&P/ASX indices (but probably not in a directly matched manner);

■

index related selling by offshore investors as a result of the removal from the MSCI regional indices and, to a lesser extent, the FTSE regional indices. Those investing on a global index basis will be unaffected as News Corporation would largely retain its weighting but it is understood a meaningful proportion invest regionally and these investors would sell. There would be some offsetting buying as a result of inclusion in their respective United States indices but it appears the funds investing regionally are more concentrated in non United States indices. Accordingly, a net outflow is expected.

Institutional holdings excluding Australian and United States based institutions total approximately A$5 billion and some element of this could end up being sold (most of which would occur around the date the Proposal becomes effective); and

■	the level of buying by United States investors. There will be some automatic buying by index funds. Some estimates put this at around A$4.3-5.0 billion (US$3.0-3.5 billion) on a free float basis based on roughly US$1 trillion of index funds and News Corp US’s expected free float adjusted weighting in the S&P500 indices of around 0.30-0.35%. There may also be a temporary boost to buying if News Corp US shares are initially fully weighted in the S&P500 before the planned free float adjustment comes into effect. Most of this buying will occur immediately upon News Corp US entering the S&P500 and other indices but is likely to be concentrated in the non voting shares assuming these are the reference stock for the S&P500.

A much larger question revolves around the level of buying by “index hugging” investors and non index related buying (ie. from the general body of United States investors including institutions with flexible mandates and value investors such as hedge funds). As News Corp US will be a relatively small component in the S&P500, it is not a “must hold” stock and not holding it would have a minimal effect on tracking error. Accordingly, buying from index hugging investors may be more muted. There will also be buying from other general investors although this will be tempered by the fact that many of these are already able to hold News Corporation shares through the ADS program (and may well do so). United States institutions already hold approximately A$20 billion of News Corporation shares. Nevertheless, there is likely to be some incremental demand from the fact that News Corp US is a United States company and is part of the S&P500. The level of buying from these sources is impossible to predict. However, some analysis that has been done suggests the aggregate demand could be significant. A comparison of the implied shareholding of some of the leading active fund managers and mutual funds (based on their aggregate holdings in the media sector as a percent of market capitalisation) with their current investment in News Corporation (and Fox Entertainment) suggests there could be additional buying capacity of up to US$10 billion, which would comfortably exceed the likely level of selling. At the same time it needs to be recognised that there is no particular event other than the S&P500 inclusion that will trigger large scale buying by these non index investors. It is unlikely to happen “overnight”. While News Corporation enjoys a high profile in Australia, it will be only a midsized company in the United States and is not a household name in the broker investment market. Realistically, the investor interest in the company will probably take some time to develop and it will not necessarily coincide with the selling by Australian and other institutions. Additionally, it will be complicated by issues such as sector allocation, substitution effects and any company specific developments.

Broker estimates vary from net positive to net negative flows as a result of the change of domicile and indexation consequences. It is clear that there is likely to be a net negative flow before allowing for general United States buying (including index hugging investors). This is a large “swing factor”. All of the flows are potentially substantial and could have a material impact on the market value of shares in the company at particular points in time. This could have adverse implications for some shareholders, particularly index funds who have limited flexibility as to when they sell. There is certainly scope for downward pressure on the share price at the time of sale (eg. around the three later S&P/ASX down weighting dates). A particular problem may arise in so far as the selling will comprise both ordinary and preferred shares while the index related buying is likely to be concentrated in the non voting shares.

However, in Grant Samuel’s view, while there may be disadvantages for some shareholders, the index issues should not be over-emphasised:

■	the numbers cannot be estimated with any precision. They are little more than educated guesses, in particular the level of non index related buying by United States investors. Any estimates should be treated with considerable caution. Arguably, it is just as valid to take the broad view that, given the size of the United States institutional investment market (approximately US$6-7 trillion), it is not unreasonable to expect that it could generate sufficient demand to soak up the level of selling by Australian and other investors, particularly if that selling occurs over a period of, say, 6-12 months. The balance of evidence would suggest that the overall effects are likely to be positive;

■	there is potential for any downward pressure to be cushioned by either:

•	holding off by those funds not forced to sell if the price is not satisfactory; and/or

•	buying activity by hedge funds that see arbitrage opportunities;

■	the transition will be structured to assist exiting shareholders in so far as:

•	entry into the S&P500 will occur first, creating the full level of demand before selling needs to commence; and

•	the removal from the S&P/ASX200 will be staged so there should be no large scale dumping of shares; and

■	the index issues should be regarded as temporary factors only. The Australian sourced selling occurs once only. Eventually, the ongoing demand will soak up the forced selling. In the long run, the News Corp US share price will be determined by the fundamentals of its performance, growth outlook and risk profile.

(iii)	Longer Term Valuation Issues

There has been some suggestion that News Corporation is under-rated by the stockmarket relative to its peers in the United States and that the Proposal should result in an improvement in its rating, at least once the index issues have passed. Analysts often comment that News Corporation trades at a 10-15% discount to peers such as Time Warner, Viacom and Disney.

This proposition is difficult to prove or disprove. Analysis of relative earnings multiples is difficult at least in part because News Corporation is a complex business with:

■	numerous associated companies, some of which are listed but several of which are not;

■	early stage investments which, while potentially valuable, are contributing substantial losses; and

■	minority interests in key businesses.

Grant Samuel’s comparative analysis is set out below (based on share prices at 5 April 2004, being the day prior to the announcement of the Proposal). It does suggest that News Corporation was trading at a discount to its peers:

Share Market Ratings of Selected United States Listed Media Companies[41]

	Market Capitalisation (millions)	EBITDA Multiple			Price Earnings Multiple
		2003 historical	2004 forecast	2005 forecast	2003 historical	2004 forecast	2005 forecast
News Corporation	A$ 69,201.7	9.4	9.4	9.3	30.1	28.1	22.8
News Corporation (US GAAP)		10.4	9.9	na	47.6	31.7	na
Main Peer Group
Time Warner	US$81,625.1	11.3	10.1	9.2	23.4	29.6	24.9
Viacom	US$72,098.0	13.4	12.0	11.2	31.6	25.3	23.1
Disney	US$55,734.5	17.5	12.7	10.9	37.2	25.1	20.7
Other Comparables
Comcast	US$66,762.1	11.8	9.9	8.9	nc	96.0	45.4
Fox Entertainment	US$29,342.2	11.9	9.8	9.0	28.2	22.6	19.7
Liberty Media[42]	US$27,213.9	8.4	5.6	5.0	nc	nc	nc
BSkyB	£13,184.6	29.2	19.7	13.0	41.3	40.6	21.8
Simple average[43]		14.8	11.4	9.6	32.3	39.9	25.9
Weighted average[44]		12.4	10.1	8.9	20.4	35.5	23.4

Source: IRESS, annual reports, broker’s reports, company announcements

Further details on this analysis are set out in Appendix 2.

If News Corporation earnings are measured on a US GAAP basis, which is the more valid comparison, the discount is not so apparent. However, News Corporation is generally regarded as having better medium term growth prospects than its peers. This is evident from the five year earnings per share forecasts which show higher growth prospects than Time Warner, Viacom and Disney:

Comparable Growth Prospects

Five Year Earnings per Share Growth Forecast
News Corporation	22%
Time Warner	15%
Viacom	10%
Disney	10%

Source: Morgan Stanley Equity Research

While the relationship is not linear and News Corporation has some specific factors contributing to bottom line growth, this analysis does suggest that an argument can be made that News Corporation is not valued as highly as its peer group.

[41]	News Corporation has a June year end (2004 means 30 June 2004) whereas the peer group and other comparable companies have December year ends. Accordingly, the correct comparison is a blend of different years.
[42]	Liberty Media’s EBITDA multiples include the proportionate EBITDA contribution from major investments and equity affiliates.
[43]	The calculation of the simple average multiple excludes News Corporation.
[44]	The calculation of the weighted average multiple excludes News Corporation and is weighted by market capitalisation.

It is suggested that once News Corp US becomes an S&P500 company it will be more “visible” and treated as a standard United States company and this should lead it to being re-rated to value parameters more in line with the other major participants in the sector, particularly on a growth adjusted basis. In broad terms, it makes most sense for a company to have its primary sharemarket aligned with its operating base. A company is most likely to be valued highest by those investors most familiar with its business and its markets and with a deeper understanding of the day to day performance and the surrounding economic and regulatory conditions (notwithstanding the increasing globalisation of equity markets, modern telecommunications, information flows and the internationally integrated operations of many institutional investors and financial intermediaries).

Other factors which would also support an uplift in the News Corp US share price (relative to what it would have been in the absence of the Proposal) include the following:

■	News Corporation is followed by only a limited number of United States based analysts (approximately 10). While this does include most of the larger Wall Street investment banks, some of these still have only Australian based analysts. In contrast, News Corporation’s peers appear to be followed by approximately 30-40 analysts. It is likely that, over time, many of this broader group of analysts would start to cover News Corp US. Increased analyst coverage should stimulate higher levels of trading and increased demand for shares;

■	while News Corporation publishes its accounts in US$ and provides approximate US GAAP information it is not in exactly the same manner as its peer group. After the Proposal is implemented there will be a uniform and transparent comparison;

■	most of News Corporation’s share trading still occurs in Australia which could still therefore be argued to be the primary price setting market. On average, the Australian market trades at lower multiples than the United States market:

This suggests, at least superficially, that News Corporation may be accorded a higher multiple if the primary market for its shares shifts to the United States;

■	a large proportion of trading occurs in the United States, even if it is less than occurs in Australia, and that market therefore plays an important role in price setting for News

[45]	Price earnings ratios calculated using 12 months trailing earnings.

Corporation. It is almost inevitable that the United States market, even if subconsciously, discounts News Corporation because it is not a fully fledged United States company. Reasons may include concerns over its domicile in a foreign jurisdiction, the absence of “proper” United States accounts and the potential for tax inefficiencies (earnings having to go from the United States to Australia and back to investors); and

■	there is some evidence that inclusion in indices such as the S&P500 results in permanent value gains for a company. This has been demonstrated in a number of academic studies including by Standard & Poor’s itself. The Standard & Poor’s report[46] showed an average 8% excess return (above the market) immediately upon announcement of inclusion in the S&P500 up to the effective date. It also showed a 9% excess return in the 12 month period from announcement suggesting the positive effect is permanent. Several other studies[47] have found similar effects when measuring longer term returns (say 60 days or more after announcement). This evidence runs contrary to the expected impact in an efficient market.

Academics and others have grappled with explaining this effect as the event is, theoretically, “information free”. Standard & Poor’s specifically states that inclusion in an index involves no judgement as to the investment merits of the company. Some of the reasons put forward include:

•	greater investor awareness;

•	higher visibility and more stringent investor monitoring results in expectations of better management performance and increased earnings[48];

•	a lower cost of capital because of changed investor perceptions as to risk (the certification hypothesis), notwithstanding Standard & Poor’s assertions that inclusion reflects no judgements as to the investment merits; and

•	better access to capital enabling higher growth strategies to be implemented.

In Grant Samuel’s opinion, there is some merit in these propositions but there are countervailing views and factors:

■	the lower rating may well reflect differences in the outlook for growth or the risk profile of the business. News Corporation would be seen as being more “entrepreneurial” with a greater propensity for bold moves than its peers, providing more growth potential but arguably greater risk. Its lower rating may also reflect the corporate complexity with its extensive network of partly owned associates and minority interests. In any event, all of the companies are well traded and extensively analysed. There is a high level of turnover in News Corporation shares in the United States. News Corporation is already benchmarked against its United States peers

[46]	Bos, R., Event Study: Quantifying the Effect of being added to an S&P Index, Standard & Poor’s, September 2000.
[47]	Sheifer, A., Do demand curves for stocks slope down?, The Journal of Finance, 1986, Vol 41.
Lynch, A. and Medenhall, R., New Evidence on Stock Price Effects Associated with Changes in the S&P500 Index, The Journal of Business, July 1997, Vol 70(3).
Dhillon, U. and Johnson, H., Changes in the Standard & Poor’s 500 List, The Journal of Business, 1991, Vol 64.
Chen, H., Noronha, G. and Singal, V., The Price Response of S&P500 Index Additions and Deletions: Evidence of Asymmetry and a New Explanation, The Journal of Finance, August 2004, Vol 59(4).
[48]	Denis, D., McConnel J., Outchinnikov, A. and Yu, Y., S&P500 Additions and Earnings Expectations, The Journal of Finance, October 2003, Vol 58(5).
Chen, H., Noronha, G. and Singal, V., The Price Response of S&P500 Index Additions and Deletions: Evidence of Asymmetry and a New Explanation, The Journal of Finance, August 2004, Vol 59(4).

and is followed and researched by several of the most influential media analysts in the United States. Increased coverage by other firms may not make a material difference. On this basis, there is no specifically identifiable reason that the United States market will value News Corp US more highly after the Proposal is implemented than it would have valued News Corporation;

■	it could be argued that the Australian market may have had a tendency to fully value News Corporation. It has long enjoyed a market rating (measured by the price earnings ratio) well above the market average. It may well be that News Corporation enjoys some “scarcity” value in that investors in the Australian market have few alternatives that provide exposure to global markets (and the United States in particular) in a business with such a strong market position and quality of assets;

■	Australia’s lower average market rating may be attributable to the different composition of the respective markets. The Australian market is heavily skewed by the four large trading banks and the listed property trust sector (which together with other banks represent more than 35% of the S&P/ASX200). These entities generally have relatively low earnings multiples, certainly compared to major sectors in the United States such as technology and pharmaceuticals. In any event, there is mixed evidence as to market ratings. There are examples of sectors where the United States markets value participants at lower multiples than those of comparable companies in other markets; and

■	the academic evidence is debatable. There are also credible studies have shown that the positive effect from inclusion in the S&P500 is only temporary[49]. In any event, News Corporation’s circumstances are quite different to those of the companies included in the studies. Most of the samples in the studies appeared to pick up smaller companies achieving inclusion in the S&P500 through growth. None appeared to involve companies with the relative presence of News Corporation in other markets (and where they were being removed from those markets).

In summary, the evidence is ambiguous. Nevertheless, Grant Samuel is of the view that the balance of risk is on the upside but it is recognised that this is more of an intuitive judgement than a proposition that can be empirically verified.

[49]	Goedhart, N. and Hut, R., Stock Indexes: Does Membership Matter?, McKinsey Quarterly, 2004 Number 2.

6.4.3	Discount on Preferred Shares

The preferred shares have consistently traded at a discount to the ordinary shares, despite their entitlement to a dividend premium. The discount, both in percentage and absolute terms, is shown below:

The percentage discount has generally been volatile, ranging from as low as 4% (in 1999) to a high of 23% (in 1996). The long term average has been around 14%. Since 2001 it has been consistently around 15% until the sharp reduction in the discount in 2004. The discount has been attributed to a number of factors, including:

■	the expectation of further dilution through equity issues associated with acquisitions;

■	the perceived share overhang of major shareholders; and

■	that currently, many United States fund managers are underweight News Corporation as their investment mandate does not allow them to invest in stocks outside of major indices (eg. the S&P500), non United States stocks or preference shares.

The lack of voting power does not appear to be regarded as a significant contributor to the discount.

Analysts typically comment that the discount increases at times when the market anticipates that there may be new issues of preferred shares as a result of possible transactions. This is supported by the increase in the discount as the DirecTV transaction evolved. This view would also suggest that the decrease in the discount in the period up to the announcement of the Proposal on 6 April 2004 may have reflected the market’s expectation of limited corporate activity following the successful completion of the DirecTV transaction, a stronger balance sheet and a period of some consolidation.

Following the announcement of the Proposal, the preferred share discount narrowed further to around 5% (close to the all time low), possibly reflecting market expectation that the preferred shares would be included in both United States and Australian indices. However, it widened to approximately 8% immediately following the clarification of the situation in relation to the inclusion by Standard & Poor’s in its indices on 25 June 2004, possibly on the expectation of index related selling and increased uncertainty over whether the Proposal will be approved by shareholders. The discount has since settled at around 6% to 8%.

While there may be specific reasons for the level of the discount, it is apparent that this discount has historically been greater than for other comparable securities in the United States market. The following charts show that the non voting shares of Viacom and Comcast Corporation (“Comcast”) trade at minimal discounts and that even Liberty Media Corporation (“Liberty Media”) Series A shares trade at a discount of less than 10%:

Viacom has had a significantly larger number of non-voting (Class B) shares on issue since mid 2000 and those shares have generally traded a small discount of less than 1% to the price of voting shares. In contrast to the News Corporation preferred shares, Viacom non-voting shares have equal dividend rights to voting shares.

Neither Comcast voting (Class A) nor non-voting (Class A Special) shares pay dividends, although the Class A shares are entitled to 66.7% of voting power. Prior to November 2002, there were only 21.6 million Class A shares on issue compared to 915.6 million Class A Special shares and the Class A Special shares traded at a premium to Class A shares, reflecting their significantly greater liquidity. With the increased liquidity following the issue of 1.35 billion Class A shares in 2002, the Class A Special shares have traded at a discount to the Class A shares of around 3-4%.

The Liberty Media Series A shares have one vote per share, while the Series B shares have ten votes per share. The Series B shares are exchangeable at any time on a one for one basis for Series A shares. Neither class of share pay cash dividends. Since August 2001[50], Liberty Media Series A shares have traded at a discount of between 0% and 5% to the Series B shares. This small discount reflects the significantly greater number of Series A shares (2.8 billion) than Series B shares (121 million) on issue and that Series A shares are widely held and actively traded. In contrast Series B shares are closely held and thinly traded.[51]

The reduction in the discount since the announcement of the Proposal and an analysis of the comparable securities would suggest that the discount for News Corp US non voting shares should be lower than that of the News Corporation preferred shares. Factors contributing to the probable reduction in the discount include the following:

■	the “preferred” status of the preferred shares is an impediment for some United States investors who cannot hold preference shares. This will not apply to the non voting shares;

[50]	Between 9 March 1999 and 10 August 2001, Liberty Media was a tracking stock of AT&T Corporation.
[51]	Approximately 90% of the Series B shares are held by John Malone, who controls approximately 28% of the voting power in Liberty Media.

■	it is likely that the non voting shares will be the reference share for inclusion in the S&P500 index, underpinning demand for these shares as opposed to the voting shares; and

■	the non voting shares are more likely to grow in number over time as they are the preferred “currency” for acquisitions. Their relative liquidity is likely to improve compared to the voting shares.

The reduction in the discount is important because preferred shares now represent 65% of the issued capital and are likely to be the securities used in future capital raisings and acquisitions. To the extent the discount can be reduced, the cost of capital for such transactions would be reduced. This benefits all shareholders and would help the group to grow in a more effective manner.

At the same time, some element of the discount is often attributed to News Corporation’s use of preferred shares as the primary currency for acquisitions and the potentially dilutive effects of this strategy. This situation is unlikely to change going forward. Accordingly, the discount applied to non voting shares in News Corp US may exceed the level of discount evident in the comparable companies such as Viacom and Comcast.

6.4.4	Liquidity

It is reasonable to expect that listing on the NYSE and inclusion in the S&P500 should improve the liquidity of the market for News Corporation shares. Several academic studies have demonstrated the increase in liquidity following the inclusion of companies in the S&P500[52]. However:

■	News Corporation is already a relatively liquid stock with a deep, well traded market. Recent block trades in News Corporation shares have demonstrated an ability to move large lines of shares with no significant effect on the market and at minimal discounts;

■	the high level of index funds in the United States may potentially detract from liquidity as a higher proportion of the capital will be locked up in holdings that are rarely traded;

■	News Corporation enjoys a high profile in the Australian market, at least in part because it is the largest Australian company listed on the ASX. These factors may contribute to the very high turnover on the ASX, particularly for the ordinary shares. ASX trading in the year ended 30 June 2004 represented well over 200% of issued ordinary share capital excluding ADSs and the Murdoch Interests. Accordingly, after the Proposal is implemented and Australian institutions sell down, the “replacement volume” (ie. shares effectively shifted to the United States) may be less liquid.

There may also be some concerns that, over time, liquidity in the Australian market will “dry up”. While this will occur, it is unlikely to adversely impact shareholders in a material sense as the NYSE trading should become increasingly liquid as ownership concentration in the United States increases. The Australian market will inevitably become secondary and pricing will be essentially set in the United States. However:

•	small parcels should still be able to be easily traded even if prices simply run off the overnight NYSE prices; and

[52]	Amihuol, Y. and Mendelson, H., Asset Pricing and the Bid-Ask Spread, Journal of Financial Economics, 1986 (17).
Erwin, G. and Miller, J., The Liquidity Effects Associated with the Addition of a Stock to the S&P500 Index: Evidence from the Bid/Ask Spread, Financial Review, 2000 (33).

•	large lines of stock will be able to be sold (or bought) through the NYSE where there should be ample liquidity; and

■	while there is evidence that the United States market as a whole is more liquid in a relative sense than the Australian market:

•	News Corporation is more liquid than the Australian market average and its relative turnover (if the ASX and NYSE trading is combined) is:

–	comparable to or better than its peers; and

–	better than the NYSE trading of companies of similar size; and

•	the highest levels of trading are for NASDAQ listed stocks. Trading in NYSE listed companies is only slightly above Australian levels.

The following tables set out turnover statistics for a selection of comparable companies:

Turnover Statistics – Trading Volume as % of Shares on Issue
	Period to 30 June 2004
	3 months	12 months
News Corporation ordinary shares	42.8%	167.8%
News Corporation preferred shares	23.4%	90.0%
News Corporation total	30.2%	113.5%
Selected Australian Companies
BHP Billiton Limited	24.1%	96.9%
National Australia Bank Limited	24.1%	83.1%
Commonwealth Bank of Australia	15.3%	67.7%
Australia and New Zealand Banking Group Limited	16.7%	75.6%
Telstra Corporation Limited	20.1%	81.4%
Simple Average	20.1%	80.9%
Weighted Average	20.4%	81.7%
Selected United States Media Companies
Time Warner	17.8%	89.8%
Disney	25.3%	112.4%
Viacom voting	16.6%	72.5%
Viacom non-voting	22.2%	95.5%
Viacom total	21.8%	94.4%
Comcast Class A (voting)	37.3%	149.2%
Comcast Class A Special (non-voting)	48.0%	197.2%
Comcast total	41.6%	168.1%
Simple Average	26.6%	116.2%
Weighted Average	26.2%	114.9%

Source: Bloomberg, Nasdaq

Turnover Statistics – Trading Volume as % of Shares on Issue
	Period to 30 June 2004
	3 months	12 months

Selected United States Listed Companies (US$35-70 billion)
Tyco International Limited	26.8%	118.8%
Hewlett-Packard Company	22.2%	98.3%
ConocoPhillips	24.5%	79.7%
Morgan Stanley	28.5%	107.1%
Wyeth	25.3%	101.0%
BellSouth Corporation	14.5%	65.6%
Bristol-Myers Squibb Company	18.6%	80.5%
United Technologies Corporation	25.9%	111.1%
E. I. du Pont de Nemours and Company	21.2%	87.4%
The Boeing Company	22.9%	101.6%
The Gillette Company	18.9%	72.5%
Simple Average	22.7%	93.1%
Weighed Average	22.9%	94.4%
Selected NASDAQ Companies[53]
eBay Inc.	44.9%	196.8%
Oracle Corporation	29.8%	117.2%
QUALCOMM Inc.	37.8%	164.6%
Simple Average	37.5%	159.5%
Weighted Average	37.4%	159.2%

Source: Bloomberg, Nasdaq

6.5	Other Advantages and Benefits of the Re-incorporation

6.5.1	Access to Capital

News Corporation has been aggressive in raising new capital and acquiring businesses over many years. Its ability to successfully execute this strategy has been fundamental to the group’s growth and success. In total, it has raised almost US$20 billion, virtually all from the United States market over the last decade. Efficient access to the lowest cost capital is likely to continue to be a critical determinant of success in the future. The Proposal enhances News Corporation’s ability to raise capital on the best possible terms:

■	it will have unfettered access to the world’s largest capital market. The United States market is a far larger and deeper market than Australia and able to support larger capital raisings. News Corporation has had access to the United States equity market (eg. through issuing ADSs). However, News Corporation’s historical capital raisings have been limited to either:

•	issues to vendors of businesses; or

•	cash placements to corporate investors such as Liberty Media.

News Corporation has made no general institutional issues in the United States because a large element of the potential institutional investor base is prevented from investing in

[53]	Nasdaq turnover has been adjusted to account for inter-dealer trading and double-counting of volume by dealers.

News Corporation through various forms of mandate restriction (although there have been several large block trades that distributed holdings amongst institutional investors).

As a United States incorporated entity, listed on the NYSE and included in the key S&P500 index, News Corp US will be able to approach all of the major institutional investors in the United States and there will be no impediment to them investing in News Corp US. Accordingly, News Corp US will be better placed to raise capital through follow on offers (akin to placements and jumbo placements in an Australian context) to the general institutional market than News Corporation; and

■	similarly, it will have a more attractive “currency” for acquisitions (ie. to offer vendors as consideration). Particularly in the United States, scrip is attractive to vendors of assets as they can defer capital gains tax liabilities. Clearly, the track record of the past decade shows that News Corporation ADSs are acceptable to United States investors. However, News Corp US scrip will be more attractive to potential merger partners or vendors of businesses than News Corporation scrip in view of its:

•	primary reporting in US$;

•	primary listing on the NYSE and conformance with United States corporate regulation;

•	presence in key United States indices; and

•	greater liquidity (as a result of index inclusion).

Under the current structure, there is considerable risk of “flow back” of scrip into the Australian market and this has happened on occasion. News Corp US scrip will also be more attractive than Fox Entertainment scrip because of its greater liquidity, size and diversity and the fact that it is the ultimate parent, not a controlled subsidiary.

6.5.2	Fox Entertainment

Fox Entertainment was created as a separate listed entity to overcome some of the issues associated with News Corporation’s Australian incorporation and structure. As an NYSE listed, United States incorporated entity with predominantly United States operations, it was believed that Fox Entertainment would be attractive to both investors and vendors of businesses where News Corporation wished to offer scrip as consideration. However, trading in Fox Entertainment shares has been hampered by the perceived overlap with News Corporation, the control by News Corporation and the more limited liquidity. The Proposal will inevitably exacerbate these issues and the rationale for a separate listed Fox Entertainment becomes less clear. The Proposal also provides a means to facilitate a further “clean up” of the group by reabsorbing Fox Entertainment (eg. by converting the minorities in Fox Entertainment into shareholders in News Corp US). News Corp US will be able to provide all of the features that may have made Fox Entertainment attractive to United States investors except for its almost pure United States focus. Management has stated that it does not intend to do this in the short term but clearly the potential remains.

6.6	Costs and Disadvantages of the Re-incorporation

6.6.1	Governance issues

The change from an Australian incorporated entity raises a number of governance issues for shareholders, particularly for Australian shareholders, including the following:

(i)	Shareholders will be subject to United States corporate law and regulation

As an Australian incorporated entity with a primary listing on the ASX, News Corporation is governed, inter alia, by the Australian Corporations Act and the ASX Listing Rules and is regulated by ASIC[54]. In contrast, News Corp US will be subject to Delaware corporate law and NYSE listing rules and be subject to regulation by the United States Securities & Exchange Commission (“SEC”)[55]. The rights of shareholders and the governance of News Corp US will also be determined by the certificate of incorporation and the by-laws of the company which prescribe certain matters. Essentially, the certificate of incorporation sets out the rights of each class of share capital and other structural matters while the by-laws prescribe more day to day matters related to administration and operation of the company. There is a material difference between the rights that shareholders in News Corp US will have compared to their rights as shareholders in News Corporation. Attachment 1 of the Information Memorandum sets out a comprehensive explanation of these differences.

In some respects, it can be argued that the Delaware/NYSE regime and the News Corp US constitution afford lesser protection for shareholders, especially minority shareholders. A major point of difference is the provisions relating to changes in control of the company. In simple terms there is greater potential for control of News Corp US to change hands without an offer being made to all shareholders. A cornerstone of Australian Corporations law is the “20% rule” under which no party can increase its shareholding to 20% or more (of the voting capital) without making a formal takeover offer to all shareholders or obtaining the approval of the remaining shareholders (except under the “creep” provisions which allows 3% to be acquired every six months or with shareholder approval). The Murdoch Interests already control 29.86% of the ordinary shares in News Corporation. They cannot therefore acquire more than 3% of the ordinary capital of News Corporation in any six month period without also extending a takeover offer to all shareholders or obtaining shareholder approval. Additionally, they cannot sell their interest to a single buyer without approval or the buyer making an offer to all shareholders at that price.

In contrast, the situation with News Corp US is quite different. It is not feasible or practical to even attempt to consider the full array of potential consequences of this change. However, some of the more obvious ones are that:

■	the Murdoch Interests can increase their holding in News Corp US by any amount at any time (eg. by buying on market) without making a takeover offer to all shareholders. This provides the potential for them to move to a greater level of influence and potentially to a position of control (ie. more than 50% of voting shares) without the consent of other shareholders although this would require disclosure and other filing requirements and, under Delaware law, majority shareholders have a fiduciary duty to minority shareholders. It should also be noted that even under Australian law the Murdoch Interests could acquire 3% every six months and therefore move to a position of control over a three and a half year period;

[54]	However, it should be noted that because News Corporation has its ADSs listed on the NYSE, it is already subject to some degree of regulation by the NYSE and the SEC. Legislation such as the Sarbannes-Oxley Act of 2002 already applies to News Corporation.
[55]	As News Corp US will have a full foreign listing on the ASX it will also be subject to the ASX Listing Rules.

■	the Murdoch Interests would be able to sell their interest to a third party without that party making an offer to all shareholders. The Murdoch Interests will have a 29.47% holding of the voting capital of News Corp US and such a parcel would generally be regarded as conferring a significant degree of influence if not control. It is quite likely that such a holding would attract a premium over the market trading price of News Corp US shares if sold as a single holding to a party that wanted control but did not want to acquire the whole company. In such circumstances other shareholders would not receive the premium. Indeed, it is conceivable the Murdoch Interests could receive a higher premium because of the saving to the bidder from not having to acquire other shares at the same price;

■	a third party could acquire a significant stake in News Corp US, say more than 20%, without making an offer to all shareholders (by buying on market or through private treaty dealing). A (voting) holding above 20% is likely to confer a significant degree of influence. Such a situation seems relatively unlikely while the Murdoch Interests continue to hold their stake but equally it is not inconceivable that Liberty Media could seek to increase its holding and effectively share control of News Corp US with the Murdoch Interests. However, there may be some restrictions on how such shares can be accumulated without triggering the provisions relating to “offers” under the certificate of incorporation; and

■	there appears to be a greater ability for a bidder to secure a strong enough position to inhibit an open contest for control. In general, the Australian rules limit bidders to 20% pre bid stakes and attempt to ensure a fair auction develops if there is more than one bidder. The rules in the United States appear to allow a single party to lock up significant shareholdings in advance of making an offer, thereby restricting the possibilities of a counter offer.

There are a number of other aspects of the regime that will apply to News Corp US that may be of concern to shareholders, including the following:

■	News Corp US will have the ability to implement a shareholder rights plan (colloquially referred to as a “poison pill”) which could inhibit the ability of a bidder to acquire the company or a significant stake in the company. These plans can be implemented without shareholder approval. It is possible that such a plan could prevent shareholders from receiving what would otherwise be an attractive offer. At the same time:

•	News Corp US has decided to “opt out” of Section 203 of the Delaware General Corporation Law. Section 203 can be used to frustrate bidders who intend to combine their business with a target company (by creating a three year waiting period before they can do so without either prior board approval before the bidder obtains a 15% or greater voting stake or a two-thirds vote of disinterested shareholders);

•	such plans can also prevent parties from securing control on terms that could disadvantage shareholders; and

•	there are judicial constraints on directors acting other than in a bona fide manner;

■

even where a formal offer is made, United States takeover laws (Regulation 14(d) of the Exchange Act) allow a bidder to make a partial offer which can be for a fixed aggregate number of shares as opposed to a fixed percentage of each shareholder’s shareholding.

Such a bid structure can mean that in some circumstances control can pass to a bidder with some shareholders selling (and receiving a control premium for) a high percentage of their holding while those not accepting will receive no premium;

■	Delaware law allows the directors to issue shares which carry preferences as to voting, dividends, redemption or liquidation without shareholder approval. These issues could effectively diminish the rights of existing shareholders. The certificate of incorporation of News Corp US creates two classes of such shares that could be issued in the future without shareholder approval;

■	neither voting nor non voting shareholders are required to approve any capital reduction or share buybacks by News Corp US. In addition, News Corp US is able to issue prior ranking shares. At present, approval of both classes is required for any such proposal;

■	News Corp US shareholders will not be able to call shareholders meetings in the same way in which they can under Australian law (either 100 in number or by shareholders representing more than 5% of the voting capital). Meetings may only be called by the board of directors, chairman or vice chairman of News Corp US. This would inhibit, for example, the ability to remove directors at the behest of shareholders;

■	the system for election and removal of directors is different. The key differences arise from the “plurality” system of voting. Under this system, directors are elected in order of the number of votes received up to the number of directors to be elected. The main consequences of this arrangement are that:

•	a director can be elected with less than a majority of votes (which cannot occur in Australia); and

•	to vote out a director, there must be an alternative candidate that polls higher than the incumbent.

In addition, there are restrictions on the ability to remove directors:

•	they can only be removed for cause;

•	shareholders cannot call an extraordinary general meeting (ie. it can only be done at the annual general meeting); and

•	any resolution to remove directors of News Corp US (as opposed to a voting contest at the annual general meeting) requires a majority of all voting shares (50% of all votes entitled to be cast, not just those present and voting) compared to only 50% of those present and voting under Australian laws. This represents a high hurdle but, in view of the Murdoch Interests present shareholding, this is unlikely to make any material difference in the current circumstances;

■	shareholders will not benefit from recent changes to Australian corporate law such as the changes requiring a (non binding) vote by shareholders on the remuneration of directors and senior executives;

■	under Delaware law, directors may determine the compensation of the board. However, as News Corp US will remain listed on the ASX, aggregate directors’ fees will remain subject to shareholder approval (as this is an ASX Listing Rule requirement);

■	directors are exempt from personal liability for monetary damages for breach of fiduciary duty (to the extent permitted under Delaware law). Such exemptions are not permitted under Australian law; and

■	under Delaware law there are no statutory provisions relating to oppression of minorities but there is a large body of case law on this issue.

On the other hand:

■	important protection and rights for shareholders are carried over into News Corp US’s certificate of incorporation. For instance:

•	any offer (for 15% or more of the shares of either class) must be made on the same terms for both voting and non voting shares, although there are certain broad exceptions permitted under the certificate of incorporation (ie. on market transactions that are not tender offers, board approved mergers and private transactions); and

•	any shareholder is able to nominate persons to the board or propose other resolutions (albeit only at the annual general meeting and only after giving the requisite advance notice); and

■	there are some positive features of the Delaware/NYSE regime and the News Corp US constitution:

•	a holder of News Corp US non voting shares will be able to vote (with the holders of the voting shares) on certain proposals to merge or consolidate the company if shareholders will hold less than 60% of the surviving company. Although preferred shareholders in News Corporation probably would have had a vote (or effective say) on many similar proposals (because they are typically undertaken by way of takeover offer or scheme of arrangement), they would not in all cases;

•	the number of non voting shares in News Corp US that can be issued other than through a pro rata issue will be subject to a limit of 20% of the outstanding shares under the NYSE listing rules. At present, the News Corporation articles allow any number of preferred shares to be issued without shareholder approval and the ASX listing rules limiting non pro rata issues to 15% do not apply to the preferred shares;

•	a number of events, such as amendment of the certificate of incorporation, sale of substantially all the assets, dissolution and most mergers, must be approved by a 50% majority of all shareholders entitled to vote at the meeting, not just those present and voting (and in the case of certain changes to the certificate of incorporation, a 65% majority). While nominally a lower hurdle than Australia’s 75% (of present and voting), a 50% majority of all shareholders is in fact a higher hurdle if shareholders representing less than two thirds of total shares actually vote; and

•	appraisal rights (effectively a cash buyout at a judicially determined “fair value”) are available in certain circumstances.

Clearly there are some aspects that are less favourable than the Australian regime and these could adversely affect shareholders in some circumstances at a future point in time. Australian shareholders may also be concerned about the transfer to a corporate environment that has evidenced some manifest shortcomings in recent years (eg. Enron, Worldcom, Adelphia). However:

■	these issues are unlikely to be of concern to United States based shareholders in News Corporation who are presumably comfortable with the Delaware/NYSE regime;

■	despite its reputation as a “business friendly” environment, Delaware has a well regarded corporate regulatory regime. It has an extensive jurisprudence track record and is responsible for much of the United States corporate law decisions. Approximately 50% of all listed companies in the United States (and more than 50% of the S&P500) are incorporated in Delaware. Clearly, the vast majority of the world’s investment institutions regard Delaware as an acceptable place of incorporation;

■	the problems of recent years in the United States have more to do with personal dishonesty, financial reporting and auditor independence than with rules relating to takeovers, election of directors or shareholder voting. These shortcomings can be argued to apply equally to Australia which has had its share of corporate collapses (eg. HIH, OneTel); and

■	it is a take it or leave it package. It is not possible to “cherry pick” all of the “good points” of Australian corporate regulations (even if there was agreement on what they are) and replicate it in the United States. Even if the key protections could be replicated, their legal efficacy is uncertain and it would defeat the purpose of becoming a “normal” United States company.

In the final analysis, this is the cost of being directly present in the world’s largest capital market. The United States is obviously regarded as a satisfactory jurisdiction by most of the world’s leading investors. Ultimately, effective corporate governance and regulation are more dependent on personal behaviour than the rules themselves.

(ii)	General meetings to be held in the United States

News Corporation has a long history of holding its annual general meeting in Adelaide, South Australia. News Corp US is able to hold its annual general meeting anywhere but it is intended that it will be held in the United States. It will be impractical for most Australian based shareholders to attend these meetings although Australian institutions with global affiliates may be able to (and there will be an Australian “information meeting”). To this extent, Australian shareholders are being disenfranchised. However:

■	the perceived importance of attending the annual general meeting will vary from shareholder to shareholder. Many may not regard it as particularly important;

■	shareholders holding voting shares, even if through CDIs, will still be able to vote on resolutions put to shareholders; and

■	United States based shareholders, who collectively own more than Australian investors, will be more easily able to attend the meeting.

(iii)	Inability of CDIs holders to vote directly

Australian shareholders in News Corp US will hold their shares through CDIs and will be unable to vote their voting shares (and, when relevant, non voting shares) directly at general meetings of News Corp US. However, they have the following options:

■	instruct the nominee and legal owner of the shares, CHESS Depositary Nominees Pty Limited, to vote the shares in the desired manner by proxy;

■	instruct CHESS Depositary Nominees Pty Limited to appoint the CDIs holder as proxy, enabling the CDIs holder to vote the News Corp US shares at the meeting; or

■	convert their News Corp US CDIs into a holding of voting shares and vote these at the meeting, which may incur a fee and will require conversion back to CDIs in order to sell the shares on the ASX.

Clearly, CDIs holders will be able to exercise their votes but the process is unusual and cumbersome.

On the other hand, United States based investors will now be able to hold their shares directly rather than through ADSs which is a benefit to them in respect of the same issues.

6.6.2	Loss of Preferential Rights for Preferred Shareholders

Holders of News Corporation preferred shares currently enjoy certain preferential rights as to dividends. In particular, the preferred shares have the right to receive a dividend equal to the higher of a base dividend of 7.5 cents per share or 120% of the ordinary dividend. Over the last five years, the ordinary dividends have remained constant at 3 cents per share and preferred shareholders have received a dividend of 7.5 cents per share (ie. 4.5 cents more than the ordinary dividend). They also rank in priority to ordinary shares.

Under the Proposal, these rights will be amended so that the non voting shares in News Corp US received in exchange for preferred shares will rank only on a pari passu basis with ordinary shares for repayment of capital (50 cents) and unpaid dividends in any winding up of News Corp US. In addition, the 20% premium will be phased out and will cease to apply after dividends paid in respect of the year ending 30 June 2007. In other words, after financial year 2007 they will receive the same dividend as voting shares. The base dividend, which is discretionary up to a maximum, will operate in a similar manner to the preferred shares up to 2007 with the US$0.10 cap similar to A$0.075, allowing for the share consolidation.

The phasing out of the 20% premium represents a direct and permanent disadvantage to preferred shareholders. At the same time, it needs to be recognised that:

■	notwithstanding the higher dividends, preferred shares have consistently traded at a discount to ordinary shares;

■	dividends have only ever been a minor element of the total return to News Corporation shareholders. The dividend yield on preferred shares over the last five years has been less than 1%. News Corporation is perceived as a “growth” company where most of the expected return is generated through capital growth rather than dividends. There is no certainty that dividends will increase if the Proposal is implemented. Accordingly, the change in the dividend rights for preferred/non voting shareholders is unlikely to have a material impact on the total returns earned by preferred/non voting shareholders over the period of their investment horizon; and

■	to the extent the extra dividends on the preferred shares are not paid out, the value of News Corp US should, theoretically, increase on a dollar for dollar basis. As preferred shareholders represent approximately 65% of the total capital, they should effectively recoup 65% of the dividend reduction.

A winding up of News Corporation in which proceeds were less than the capital paid in (and any unpaid dividends) is, at the present point in time, extremely unlikely and the loss of this preference is not materially prejudicial to preferred shareholders.

In summary, the reduction in preference rights is unlikely to have a material impact on the total returns earned by preferred shareholders. The returns will be determined to a far greater extent by the fundamental performance and growth of the underlying business (to which the Proposal makes a positive contribution). However, there may be a slight reduction in annual income and preferred shareholders are giving up a permanent right to a higher dividend that, in the long term, could become economically valuable.

6.6.3	Transaction and Administration Costs

The Proposal will incur transaction costs estimated to be approximately US$49 million (excluding stamp duty that may be applicable to elements of the acquisition of the Cruden Group of approximately A$18 million that News Corp US has agreed to pay). The transaction costs will be expensed during the year ending 30 June 2005. These costs are one-off costs and are not material in the overall context of News Corporation. They represent around 0.1% of market capitalisation.

News Corporation management has advised that it does not believe that there will be any significant change in administration costs for the group as a result of the Proposal.

6.6.4	US GAAP Reporting

Following the proposed restructure, News Corp US will report its results using US GAAP and will report in US$. It will no longer report in either A$ or under Australian GAAP. This change is expected to result in lower reported earnings than News Corporation would have reported under Australian GAAP.

However, in Grant Samuel’s opinion this is unlikely to have any material adverse impact on shareholders. The transition to US GAAP has no direct economic consequences for shareholders. It is merely a change in accounting presentation and has no cashflow impact. There is no material impact on the ability of News Corp US to pay dividends compared to News Corporation. There is unlikely to be any impact on the share price as News Corporation has already had a practice of disclosing its results in A$ under approximate US GAAP and the differences between US GAAP and Australian GAAP are well understood.

6.6.5	Unfranked Dividends and Withholding Tax

As News Corp US is not an Australian incorporated company, dividends will not be franked. In addition, there will be a withholding tax at the rate of 15% on dividends paid to Australian residents and on dividends paid to other non United States resident shareholders[56]. However:

■	News Corporation’s dividends have only been franked in the 1992-1994 period, in June 2000 and in December 2000 (50% only). The final dividend for the year ended 30 June

[56]	The rate of withholding tax may vary from 15% depending on the double tax treaty between the shareholders home country and the United States.

2004 is also fully franked. Management has advised that it is expected that, in the absence of the Proposal, the quantum of franking credits that will attach to dividends over time is likely to be very limited on a per share basis;

■	News Corporation pays out a very low dividend. Dividends represent a very small proportion of the total return to shareholders:

News Corporation – Dividend Profile

	Year ended 30 June
	2000	2001	2002	2003	2004
Ordinary Shares
Dividend per share (cents)	3.0	3.0	3.0	3.0	3.0
Yield on share price (year end)	0.13%	0.17%	0.31%	0.27%	0.24%
Preferred Shares
Dividend per share (cents)	7.5	7.5	7.5	7.5	7.5
Yield on share price (year end)	0.37%	0.48%	0.92%	0.82%	0.64%

Source: News Corporation

Accordingly, any loss of franking would have a minor impact on Australian shareholders. Even if dividends were substantially higher, the benefit forgone would be the same value because it is the absolute level of Australian tax paid that is the determining factor (ie. the percentage of franking would decrease if dividends increase);

■	there is no detriment to non Australian shareholders as they receive no benefit from dividend franking (except for the elimination of withholding tax); and

■	for Australian residents and residents in most other non United States jurisdictions, the withholding tax will be creditable against the shareholder’s foreign income. Accordingly, there should be no net cost (other than a timing cost) for shareholders from the withholding tax impost (although there is always the possibility of an adverse outcome depending on particular individual circumstances).

6.6.6	Loss of pre-CGT status

Australian resident shareholders in News Corporation who own shares acquired before 20 September 1985 are currently exempt from Australian capital gains tax (“CGT”) on any gain arising from the sale of those shares.

News Corporation shares exchanged for News Corp US shares will be deemed to have been acquired at the date the News Corp US shares are issued, with a cost base equal to the market value of News Corp US shares immediately after implementation of the Scheme. Australian shareholders who have received News Corp US shares in return for News Corporation shares will be subject to Australian CGT on any capital gain that arises from the subsequent disposal of News Corp US shares (but only in respect of gains subsequent to the date of the implementation of the Proposal).

This is clearly a potentially significant disadvantage for those shareholders in this position. However, the party that primarily suffers from this effect is the Murdoch Interests. The company has estimated that pre-CGT shareholders other than the Murdoch Interests represent approximately 0.7% of the ordinary capital and 0.2% of the preferred capital.

6.6.7	Tax Treatment of Share Exchange

For most Australian, United States and United Kingdom shareholders the Proposal should result in a tax free exchange. Australian shareholders will be able to elect to “roll over” their holding with the cost base for their News Corporation shares becoming the cost base for their News Corp US shares. However:

■	those Australian shareholders and optionholders that hold their shares on “revenue account” will not be able to rollover and may be subject to taxation if their cost base is less than the News Corporation share price at the time the Proposal is implemented; and

■	there may be shareholders in jurisdictions other than Australia and the United States for whom the Proposal is not a tax free exchange. News Corporation believes that this situation will apply to only a small number of shareholders and optionholders.

6.6.8	Loss of Investment Opportunity

There will be a number of Australian investment institutions that may be forced to either sell their investment in News Corp US or substantially reduce their exposure because of restrictions in their mandates. This will include:

■	passive index funds who will need to sell all of their holding;

■	funds limited to investing in shares included in the S&P/ASX200 (or similar indices) unless they can negotiate an exclusion or waiver for the News Corp US holding; and

■	index hugging funds allowed only limited tracking error relative to indices such as the S&P/ASX200. These funds are likely to need to reduce their total investment in News Corp US to keep inside their limits.

Apart from the potential price issues when selling (see Section 6.4) these shareholders will be disadvantaged to the extent that there is a loss of opportunity to invest in News Corp US and earn the returns it may generate for shareholders.

6.6.9	Other

Other disadvantages include the following:

■	shareholders in some jurisdictions (essentially those resident outside Australia, New Zealand, the United States, the United Kingdom and a number of other countries) will not be eligible to receive News Corp US shares and will have their News Corporation shares sold by a nominee and the proceeds returned to them. However:

•	these shareholders will receive market value for their interests; and

•	News Corporation estimates that this procedure will apply to shareholders representing less than 1 million shares; and

■	individuals who are not United States residents may have United States estate duties applied to their United States assets including News Corp US shares held at the time of death. In simple terms, for Australian shareholders, no tax is payable unless the estate exceeds US$1.5 million but there are complications in the application of these rules. Shareholders resident in other countries will be subject to different rules. Shareholders who could be affected should consult their personal taxation adviser about the full implications of this provision.

6.7	Risks associated with the Re-incorporation

6.7.1	Demand for News Corp US shares

The analysis set out in Section 6.4 was premised on expectations as to the level of buying and selling by institutional investors. There is limited hard evidence to assist in attempting to predict these funds flows. Realistically, they are little more than “guesstimates” based on the judgements of individuals dealing with a broad range of investors.

In particular, there is a risk that the anticipated level of buying by non index investors based in the United States either does not eventuate at the levels expected or occurs more gradually over a longer period of time. For these investors there is no compulsion to acquire News Corp US shares. Unlike passive index funds it will certainly not be automatic. They will each need to be convinced that News Corp US represents a sound investment proposition and those that are most familiar or interested may well already be shareholders. New investors will need to balance any interest against other issues such as cash flows, sector allocation, the relative merits of peer group companies (eg. do they sell down other exposures).

6.7.2	Index weighting and demand for News Corp US shares

The share price of News Corp US will, at least in the short term, be influenced by the changes in its index treatment, particularly in the Standard & Poor’s indices (including S&P/ASX indices) and the MSCI and FTSE indices.

However, while an assessment can be made of the expected treatment (and Standard & Poor’s has made certain public statements) no written commitments have been made by any of the organisations responsible for the indices. Although the risk appears minimal, News Corp US is not guaranteed to be included the S&P500. In addition, the identity of the reference stock for inclusion in the S&P500 (voting shares or non voting shares) has not been finalised.

Accordingly, there is a risk that the eventual treatment of News Corp US or the timing of inclusion and exclusion could be different to that which has been expected.

6.7.3	Application of United States Law

The analysis set out in Section 6.6 describes Grant Samuel’s understanding of the major differences between the regulatory and governance regimes that will apply to News Corp US and the Australian regime that has applied to News Corporation.

However, it must be recognised that there is a vast array of aspects in which Australian and United States corporate law and regulation differ and these could have an impact on News Corp US shareholders in the future. A complete description of all of these differences and their potential consequences is beyond the scope of this report and, in any event, Grant Samuel does not hold itself out as an expert in corporate law. Accordingly, there is a risk that there may be circumstances or issues not covered in Section 6.6 which result in News Corp US shareholders being disadvantaged relative to the position they might have been in had the Proposal not been implemented.

In this context, Australian shareholders need to recognise that they may have greater difficulty in enforcing legal action against News Corp US than they would have against News Corporation.

6.8	Other Issues

6.8.1	Australian Foreign Ownership Restrictions

News Corporation is deemed to be a foreign company under Australia’s Foreign Acquisitions and Takeovers Act. Under Australian law, News Corporation is not allowed to acquire significant interests in media assets in Australia such as metropolitan and regional newspapers and television stations. However, its existing interests were “grandfathered” following the 1987 acquisition of Herald & Weekly Times Limited.

The relief granted by the Federal Treasurer was subject to foreign “non portfolio” interests holding no more than 39% of News Corporation’s total issued capital. For this purpose, only large corporate holdings such as the Murdoch Interests and Liberty Media count. Portfolio holdings by investment institutions or retail investors are excluded.

The Federal Treasurer has advised that he has no objection to the Proposal under Australia’s foreign investment policy and that the rules applying to News Corporation will also apply to News Corp US.

Accordingly, the Proposal should have no impact on the ability of the group to either retain its Australian assets or to acquire any new assets in Australia (except in so far as the Proposal could be argued to increase the likelihood of new corporate shareholders obtaining a significant shareholding that might breach the foreign shareholding limit).

6.8.2	Corporate Taxation

As a United States company, News Corp US will be subject to taxation on its worldwide income. Prima facie this is disadvantageous as, under the current structure, News Corporation is subject to tax on its worldwide income (through the controlled foreign corporation provisions of the Income Tax Assessment Act) at the Australian corporate tax rate of 30% compared to the United States corporate tax rate of 35%.

However, News Corporation has advised that earnings in jurisdictions such as Australia and the United Kingdom are not likely to incur any “top up” taxes in the United States for the foreseeable future.

6.9	Acquisition of the Cruden Group

The Proposal involves the acquisition of the Cruden Group. The acquisition of the Cruden Group is not strictly necessary to implement a change of domicile for News Corporation. However, because of the potential tax impacts on the Murdoch Interests, it became the only practical way to achieve the objective. The structure that was settled on was one which created tax efficiencies for the Murdoch Interests (by eliminating multiple layers of tax) without creating adverse tax effects for News Corporation. It also facilitated the acquisition of the Queensland Press business which News Corporation had long had an interest in achieving (given the integration with its other Australian newspaper operations).

The Cruden Group has been restructured prior to acquisition so that its only assets and liabilities are:

■	shares in News Corporation;

■	a 58.3% shareholding in Queensland Press;

■	cash and receivables (including certain receivables from asset sales); and

■	net borrowings.

Nevertheless, by acquiring the Cruden Group, News Corp US is exposed to the risk of unexpected liabilities or other costs arising in any of the entities acquired. However, the legal agreements provide for:

■	a cash settlement if actual net borrowings at settlement differs from the estimated net borrowings figure used as the basis of the consideration; and

■	extensive warranties and indemnities in relation to any other liabilities (eg. taxation) that arise subsequently and were not taken into account in the settlement adjustments.

News Corporation may incur a substantial amount of stamp duty on the acquisition of the Cruden Group but the cost above A$18 million will be borne by the Murdoch Interests. The figure of A$18 million is designed to approximate the cost that would have been incurred if News Corporation was only acquiring Queensland Press.

6.10	The Queensland Press Transaction

The acquisition of the 58.3% interest in Queensland Press is strategically advantageous for News Corporation:

■	it “cleans up” the group structure by eliminating the situation where a partly owned associate (and moreover owned in partnership with the Chairman and main shareholder) owns shares in the head company (15.20% of the ordinary shares and 3.82% of the preferred shares). The Murdoch Interests effectively control the Queensland Press holding in News Corporation despite News Corporation’s part ownership. Following the Proposal, the ownership of the group will be much more transparent as the Murdoch Interests will only have a direct interest in News Corp US and will only control their proportionate interest in the shares previously held by Queensland Press. Their level of control is therefore reduced materially (before the effect of acquiring the business of Queensland Press is taken into account);

■	Queensland Press is an attractive business in its own right and moving from minority ownership to 100% ownership significantly strengthens News Corporation’s Australian newspaper business (even though the businesses currently operate as an integrated business). The Courier-Mail is the only daily metropolitan newspaper in Brisbane and is the preeminent newspaper throughout south east Queensland, arguably Australia’s fastest growing and most prosperous region. In any event, it makes commercial sense given that The Courier-Mail and the other papers published by Queensland Press are already effectively fully integrated parts of News Corporation’s Australian newspaper business. They share editorial resources (eg. common feature inserts such as TV Guide, Escape and Body & Soul), information technology resources, co-operate on online activities and pool national advertising;

■	it increases the extent of News Corporation’s wholly owned operating business and consolidated earnings and cash flow;

■	it gives News Corporation direct access to the substantial cash flows (EBITDA is forecast to exceed A$247 million in the year ending 30 June 2005);

■	it reduces the extent of partly owned associates in the News Corporation group which has been an issue for investors;

■	it eliminates the “related party” issues on all dealings between Queensland Press and News Corporation. These are extensive because of the close working relationship between the two businesses;

■	it effectively enhances the value of News Corporation’s current 41.7% interest which does not benefit from any minority interest protections (there is no shareholders’ agreement); and

■	it preserves News Corporation’s equal ownership with Fairfax of AAP.

In Grant Samuel’s opinion the financial terms of the acquisition are fair and reasonable. The price for the Queensland Press business was agreed after negotiations between the Murdoch Interests and the Special Committee, each of whom had engaged financial advisers. Grant Samuel’s value analysis of the Queensland Press business is set out in Section 5. In summary:

■	the implied multiples of earnings are relatively high but are reasonable having regard to:

•	the attributes of the Queensland Press business operations; and

•	the evidence available on multiples implied by:

–	the acquisition of newspaper publishing businesses (in Australia, New Zealand and internationally); and

–	the market prices of listed newspaper publishing groups in Australia as well as the United States and the United Kingdom; and

■	a discounted cash flow analysis using a variety of assumptions and parameters resulted in net present values consistent with the agreed value for the Queensland Press business in the Proposal.

Grant Samuel considers the values attributable to the non publishing assets (both the retained and the excluded investments) to be reasonable (and, in any event, not material to the transaction as a whole). The adjustments for net borrowings are appropriate. In addition, the asset sales are on fair terms. Most of the sales have been implemented and are to parties not associated with the Murdoch Interests. The outstanding sale of the Sydney residential property is based on an independent valuation.

The consideration to be paid for Queensland Press (including certain non publishing assets and less estimated net borrowings) is 59.72 million voting shares issued at an agreed price equivalent to A$12.13 per News Corporation share. This price was based on the volume weighted average price for the five day period ended 15 July 2004. Since then the ordinary share price has traded around or below these levels. On this basis, the nominated share price represents a fair market value (if not a slight premium) and the effective consideration is therefore broadly consistent with the agreed value (A$2.95 billion for 100%). As at 13 September 2004, the ordinary share price was A$11.30.

The shares issued to the Murdoch Interests will be added to what is already a significant shareholding in News Corporation. Accordingly, the additional shares issued could attract a premium for control if sold by the Murdoch Interests with the rest of their holding. If the shares were valued on a full control basis the notional value paid for Queensland Press would be higher to the extent the control value of News Corp US (or a significant shareholding) exceeds the market value of shares. However:

■	it is difficult to estimate the extent of any control premium with any reliability;

■	there is no current intention by the Murdoch Interests to sell their holding; and

■	the shares to be issued represent approximately 5.5% of the issued voting shares. The Murdoch Interests could acquire an equivalent number of shares by buying them on market over a 12 month period even under Australia’s limited “creep” provisions (which allow acquisitions of 3% every six months).

The pro forma impact of the Queensland Press acquisition on News Corporation’s earnings for the year ended 30 June 2004 is slightly positive:

Queensland Press – Earnings Impact on News Corporation (Australian GAAP)
Year ended 30 June 2004	Before	After[57]
EBIT (A$ millions)	4,302	4,495
Net profit (A$ millions)	2,312	2,378
Earnings per share (pre consolidation)	41.1¢	41.4¢
Source: News Corporation, Grant Samuel analysis

There are commercial risks associated with the acquisition of Queensland Press including the potential for economic downturn, weak financial performance, poor strategic or operational management decisions or a change in the competitive environment. However these risks are no more than those that arise in any arm’s length acquisition of an operating business in the newspaper publishing industry. The warranties and indemnities in relation to Queensland Press are less than might typically be included in a sale and purchase agreement where a business is being acquired by a new party but this reflects the fact that News Corporation already owns 41.7% of Queensland Press and supervises its management.

6.11	Optionholders

Executive optionholders will receive new options in News Corp US. They will receive the options on the same basis as shareholders (ie. one for two) with the same expiry date and other essential terms as their current options. The exercise price will be adjusted for the one for two consolidation. The position of executive optionholders is therefore preserved in terms of their potential entitlement to value. The Proposal should be positive for shareholder value and optionholders will also participate in that value gain.

6.12	Alternatives

News Corporation has advised that it had considered a number of alternatives to the Proposal before settling on the structure adopted. If some form of re-incorporation in the United States or creation of a United States based entity is considered beneficial, there are few alternatives to replacement with a new top company. The alternatives include:

■	a dual listed structure similar to Rio Tinto, BHP/Billiton or Brambles but between a United States and an Australian entity; and

■	alternative spin outs of all non Australian businesses into a new entity.

All of the above alternatives involve either breaking up the group or have other difficulties (such as tax implications or loss of critical mass). News Corporation has indicated that it considers that its long term strategy is best achieved by preserving the integrated business rather than breaking it up. None of the alternatives necessarily also created the opportunity to acquire the balance of Queensland Press. It also believed that the dual listed structure has its own significant issues. Grant Samuel concurs with this view.

[57]	The “After” column shows the impact of the acquisition of Queensland Press only. It does not reflect the impact of the acquisition of the balance of the Cruden Group (ie. receivables and net debt), which reduces the pro forma earnings per share to 41.2¢.

There are no mechanisms of which Grant Samuel is aware that as part of a change of domicile would avoid the index transition issues. They are likely to arise however and whenever a change of domicile occurs.

6.13	Conclusion

The Proposal reflects the reality of News Corporation’s business. Approximately 70% of the group’s revenues and more than 80% of profits are generated in the United States. The operational head office is in New York. For all intents and purposes, News Corporation is a United States company. In the long run, it makes sense for a company to have its shareholder base aligned with its primary operational base. This has been occurring progressively over the past 20 years. United States institutions now hold more shares (in both classes) than Australian institutions and this trend seems likely to continue. The shifting of the place of incorporation is arguably a natural step in this transition.

There should be substantial initial and ongoing demand for News Corp US shares from United States based investors particularly as a result of the anticipated inclusion of News Corp US in key United States indices such as the S&P500. There will be a considerable level of selling by Australian (and other) investors as a result of exclusion of News Corp US from the S&P/ASX200 and other indices (such as the MSCI). The expected level of selling (from both index funds and active funds) may be substantial and is likely to outweigh the level of automatic buying by United States index funds. However:

■	there will be buying from other active investors in the United States. It is difficult to predict the level of this buying but it could be substantial;

■	the removal of News Corp US from the S&P/ASX indices will be phased over nine months allowing the selling to be more readily absorbed by what is a relatively liquid market for shares in the company;

■	any estimates of buying and selling by institutions are subject to very high levels of uncertainty; and

■	in the longer term the share price will be primarily determined by the fundamentals of the financial performance of News Corp US. It is easy to over-emphasise the importance of the flows from index changes.

Nevertheless, there is a risk of some downward pressure on the share price during this transition period. This may disadvantage those shareholders that need to sell (either actually or for practical purposes) their News Corp US shares as a result of these index changes or choose to do so.

In relation to value over the longer term, it has been suggested that, News Corp US will be more highly valued on fundamentals than News Corporation would have been in the same circumstances. There is some evidence that News Corporation is rated at lower multiples than comparable media companies such as Time Warner, Disney and Viacom, particularly having regard to relative growth prospects. However, there may be valid reasons for this discount. It could be due to differences in risk profile and the relative complexity of News Corporation’s structure.

More broadly, it seems that the United States market plays an important role in setting prices for News Corporation shares and it is not unreasonable to believe that some discount inevitably applies because News Corporation is not a fully fledged United States company. The evidence is ambiguous but, on balance, it is Grant Samuel’s view that, in time, there should be some positive effect on value from the change of domicile.

In any event, it is reasonable to expect that, at the least, the discount at which the preferred shares trade will reduce. This expectation is supported by sharemarket trading since the announcement. The reduction of the discount is significant because the preferred shares have been the major (and a very substantial) source of new equity for News Corporation and represent approximately 65% of the issued capital. A reduced discount would lower the cost of capital and help the group to continue to grow.

The Proposal brings other benefits including better access to the United States capital markets and enhanced currency for acquisitions. News Corporation has historically demonstrated a high demand for new capital to support its ambitious growth. In the last 20 years, most of this has been raised in the United States (primarily through acquisitions) and this is likely to continue to be the case. News Corp US scrip will be more attractive to United States investors than News Corporation scrip and News Corp US will be able to access a much wider range of investors on a more efficient basis.

The effective acquisition of the shareholding in Queensland Press from the Murdoch Interests is strategically sensible and is on terms that Grant Samuel considers fair and reasonable for the acquisition of a controlling interest. The price for the business operations represents relatively high multiples of earnings but these can be justified. Queensland Press is a very attractive business. The Courier-Mail is the only significant daily metropolitan newspaper in south east Queensland, one of Australia’s fastest growing and most prosperous regions. It has a strong track record of earnings growth and there are good prospects for continued growth.

The Proposal has no material effect on control of News Corporation.

As in any major restructuring, there are some costs, disadvantages and risks (in addition to the market demand and indexation issues). The more significant ones are:

■	the move to a different jurisdiction in terms of corporate law, governance and regulation. Some elements may be less favourable for shareholders than the current Australian regime. In particular, there is an opportunity for control to change hands without an offer being made to all shareholders. On the other hand, shareholders have greater protections in some respects. The United States (and Delaware in particular) is obviously regarded as a satisfactory jurisdiction by most of the world’s leading investors and the change is probably of little concern to United States based shareholders in News Corporation. In the final analysis, this is the cost of being directly present in the world’s largest capital market;

■	the phasing out of preferential dividend rights of the preferred shares, in particular the right to 120% of the dividend on ordinary shares;

■	the loss of “pre CGT” status for some shareholders. However, other than the Murdoch Interests, this is expected to affect only 0.4% of shareholders; and

■	commercial and legal risks associated with the acquisition of the Cruden Group and Queensland Press.

The costs, disadvantages and risks are not inconsequential but do not outweigh the advantages.

However, it is not a “must do” transaction. News Corporation could stay as it is and shareholders could preserve the status quo. This may be tempting to those Australian shareholders who have to sell for indexation related reasons. Various reasons have been put forward as to why the Proposal may not be acceptable, including:

■	risks of weakened share price at the time of sale;

■	the loss of opportunity to invest in News Corporation and potentially earn superior returns; and

■	the potential impact on the Australian market from the removal of News Corporation including:

•	further overweighting in the key indices of banking and financial stocks; and

•	loss of size and relevance to offshore investors with an overall reduction in inward investment flows and therefore in market value.

In Grant Samuel’s opinion, these reasons are not compelling:

■	the transition price risk is unavoidable but is being actively managed to minimise it;

■	only pure index funds and those funds who have limited tracking error flexibility or whose mandate is restricted to, say, S&P/ASX200 stocks are “forced” to sell. In fact, it is arguable that index funds should be indifferent, particularly to the loss of opportunity, as their objective is only to mirror the performance of the index whatever it is;

■	the loss of opportunity argument only applies to those with heavily restricted mandates. News Corp US will still be listed on the ASX. To blame the need to sell on its exclusion from an arbitrary performance benchmark obscures a lack of willingness to take decisions. If an investor believes News Corp US is a good investment they should be prepared to back that judgement;

■	many Australian investors that feel compelled to hold News Corporation shares by virtue of its large presence in the S&P/ASX indices may in fact be relieved at its removal from the index. In the last few years it has underperformed the index (ie. an index without it would have realised a higher rate of return) and some may have the view that it:

•	provides an unwelcome added level of volatility to returns and unnecessary exposure to the US$/A$ exchange rate; and

•	does not reflect the performance of the Australian economy;

■	a change of domicile is probably inevitable at some point if the shareholder base becomes increasingly dominated by United States investors. Deferring the event will not make the index and transition issues go away; and

■	such action could hamper News Corporation’s future performance as it may inhibit its ability to grow because of a higher cost of capital.

Optionholders essentially preserve their position. They are treated on the same basis as shareholders and will benefit to the same extent in the value enhancement created by the Proposal.

In summary, the benefits of the Proposal primarily relate to the market for News Corporation shares and involve judgements rather than propositions that can be empirically verified. The directly measurable benefits are limited but Grant Samuel’s judgement is that shareholders are likely to better off if the Proposal is implemented than if it is not despite the possibility of some short term adverse impacts.

Accordingly, in Grant Samuel’s opinion, the Proposal is in the best interests of:

■	shareholders in News Corporation as a whole;

■	ordinary shareholders in News Corporation;

■	preferred shareholders in News Corporation; and

■	optionholders in News Corporation.

The decision of each securityholder (including optionholders) as to whether to vote in favour of the Proposal is a matter for individual securityholders based on each securityholder’s views as to value and future market conditions, expectation as to returns from their current investment, risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary between securityholders. If in any doubt, securityholders should consult an independent professional adviser.

7	Qualifications, Declarations and Consents

7.1	Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manage property development funds in Australia and New Zealand. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent expert’s reports for Australian companies in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 315 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Ross Grant BSc MSc (Hons) MCom (Hons) MBA, Stephen Wilson MCom (Hons) CA (NZ) FSIA and Jaye Gardner BCom LLB (Hons) CA ASIA. Each has a significant number of years of experience in relevant corporate advisory matters. Melinda Snowden BEc LLB ASIA, Alison Long BCom MAppFin CFA CA and James Lilico BSc (Hons) assisted in the preparation of parts of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

7.2	Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to whether the Proposal is in the best interests of News Corporation shareholders and optionholders. Grant Samuel expressly disclaims any liability to any News Corporation shareholder or optionholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

This report has been prepared under Australian law for Australian law purposes and to meet Australian regulatory requirements. Grant Samuel makes no claim and accepts no responsibility as to whether or not this basis of preparation is adequate or appropriate for any other jurisdiction. Grant Samuel expressly disclaims any obligations or liabilities under United States law.

Grant Samuel has had no involvement in the preparation of the Information Memorandum issued by News Corporation and has not verified or approved any of the contents of the Information Memorandum. Grant Samuel does not accept any responsibility for the contents of the Information Memorandum (except for this report).

Grant Samuel has had no involvement in News Corporation’s due diligence investigation in relation to the Information Memorandum and does not accept any responsibility for the completeness or reliability of the process which is the responsibility of News Corporation.

7.3	Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with News Corporation or Queensland Press that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal. During the past ten years, Grant Samuel or companies associated with Grant Samuel have been retained as follows:

■	Grant Samuel was retained by the solicitors of shareholders in Cruden Holdings in relation to certain litigation with the Australian Taxation Office in the years 2002 to 2004. This engagement has ceased; and

■	Grant Samuel Property Pty Limited was retained as adviser to News Corporation for tenant representation in relation to News Corporation’s property interests in Perth between September 2002 and March 2003.

In addition, four executives of Grant Samuel and its related entities hold small parcels of shares in News Corporation.

Grant Samuel had no part in the formulation of the Proposal. Its only role has been the preparation of this report.

Grant Samuel will receive a fee of A$1.5 million for the preparation of this report. This fee is not contingent on the outcome of the Proposal. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

7.4	Declarations

News Corporation has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving negligence, wilful misconduct, reckless misbehaviour, fraud, breach of contract or misleading or deceptive conduct by Grant Samuel. News Corporation has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Grant Samuel shall bear the proportion of such costs caused by its action where Grant Samuel or its employees and officers are found to have been negligent, engaged in wilful misconduct, reckless misbehaviour, fraud or liable for breach of contract or misleading or deceptive conduct. Any claims by News Corporation are limited to an amount equal to three times the fees paid to Grant Samuel.

Advance drafts of this report were provided to News Corporation and its advisers. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

7.5	Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Information Memorandum to be sent to shareholders and optionholders of News Corporation. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

7.6	Other

The accompanying letter dated 14 September 2004 and the Appendices form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. This document is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

14 September 2004

Appendix 1

Market Evidence for Newspaper Publishers

1	Market Evidence from Transactions – Australia and New Zealand

Recent Transaction Evidence - Australia and New Zealand

Date Announced	Target	Transaction	Consideration (millions)[1]	Revenue Multiple		EBITDA Multiple[2]		EBITA Multiple[3]
				historical	forecast	historical	forecast	historical	forecast
Australia
Mar 2004	The Trading Post	Acquisition by Telstra	A$636.0	4.9	4.3	13.8	12.0	14.8	12.7
Sep 2003	Text Media	Acquisition by Fairfax	A$71.0	2.9	na	21.3	10.6	24.0	11.1
Aug 2003	Geelong Advertiser Group	Acquisition by News	A$57.3	na	na	na4	7.2	na	7.7
Aug 2003	Harris	Acquisition of 85.3% by Rural Press	A$48.3	0.9	0.8	10.9	7.7	na	na
Nov 2002	Quokka Press	Acquisition by WA Newspapers	A$16.5	na	2.4	15.2	8.2	na	10.9
Aug 1998	Federal Capital Press	Acquisition by Rural Press	A$164.0	3.1	2.9	13.0	11.3	16.5	14.2
New Zealand
Apr 2003	INL’s New Zealand publishing businesses	Acquisition by Fairfax	NZ$757.2[5]	2.5	2.4	10.8	10.0	12.9	11.7
	Wilson & Horton Group		NZ$970.8	3.2	3.1	10.8	10.2	13.4	12.7
Oct 2001		Acquisition by APN	NZ$847.8[6]	3.2	3.1	10.9	10.6	12.9	12.7

Source: IRESS, Bloomberg, annual reports, takeover documents, broker’s reports, company announcements

The Trading Post Group Pty Ltd/Telstra Corporation Limited

On 8 March 2004, Telstra Corporation Limited (“Telstra”) announced that it had acquired 100% of Australian based The Trading Post Group Pty Ltd (“Trading Post”) from Dutch company Trader Classified Media NV for a cash consideration of A$636 million. The Trading Post is a market leader in Australian classified advertising, operating 22 state-based, predominantly weekly print publications focused on local advertising (most under the Trading Post masthead, but also including Things That Go, Collectormania,

[1]	Implied equity value if 100% of the company or business had been acquired.
[2]	Represents gross consideration divided by EBITDA. The gross consideration is the sum of the equity and/or cash consideration plus borrowings net of cash. EBITDA is earnings before net interest, tax, depreciation and amortisation.
[3]	Represents gross consideration divided by EBITA. EBITA is earnings before net interest, tax and goodwill amortisation.
[4]	Not available.
[5]	Represents acquisition price for New Zealand publishing businesses of NZ$1,188 million less net borrowings of the businesses acquired of NZ$430.8 million.
[6]	Represents the estimated equity value of the Wilson & Horton Group’s newspaper publishing businesses. It has been calculated by excluding the asset values and earnings attributable to other assets, which includes The Radio Network and other non newspaper publishing activities.

Local Trader, Buy & Sell, Zest for Life and Auto Trader Xtra) with an annual circulation of 27.0 million (17.2 million paid and 9.8 million free), five online sites (including the leading online classifieds website in Australia, trading-post.com.au) with 717,000 monthly users and two automotive inserts. Revenue is generated primarily from advertising (48% classified and 23% display) with the balance from circulation. Almost all advertising revenue is from general or automotive (rather than the more cyclical real estate and employment). 87% of revenue is generated in the eastern states of New South Wales, Victoria and Queensland. The Trading Post is a relatively high margin business (with EBITDA margins of around 35-36%) reflecting the lower cost of publishing an advertising only newspaper with no editorial content. The relatively high multiples reflect the strategic nature of the acquisition for Telstra’s Sensis business and the expectation that substantial revenue and cost synergies would result from the acquisition. Based on forecast EBITDA for the year ending 30 June 2005 (the multiples shown in the table are based on calendar years), the forecast EBITDA multiple paid by Telstra falls from 11.2 times to 9.9 times when estimated synergies of A$11 million are included.

Text Media Group Limited/John Fairfax Holdings Limited

On 29 September 2003, John Fairfax Holdings Limited (“Fairfax”) announced a takeover offer for all the ordinary shares in Text Media Group Limited (“Text Media”) that it did not already own for A$2.33 cash per share plus an additional eight cents per share if the takeover offer was successful. At the time of the announcement Fairfax had an effective 19.9% interest in Text Media through a combination of prior on market acquisitions and pre-acceptance agreements. Text Media owned over 80 titles including Melbourne Weekly (a real estate publication in Melbourne), a book publishing business and a customer publishing business (which included a joint venture with Pacific Publications Pty Limited). In February 2003, Text Media had acquired Metropolis Media Pty Limited (“Metropolis Media”), publishers of The Melbourne Times, The City Weekly and The Emerald Hill Times, free inner city and CBD newspapers in a glossy magazine format, for A$4.6 million. The acquisition of Text Media was expected to strengthen Fairfax’s position in the Melbourne suburban publishing market. Synergies from the elimination of public company costs and operational improvements were expected. Text Media’s historical earnings do not include the full year impact of earnings from Metropolis Media and therefore the historical earning multiples are not a meaningful indicator of acquisition multiples.

Geelong Newspaper Group/News Limited

On 28 August 2003, Independent Newspapers Limited (“INL”) announced it had agreed to sell the Geelong Advertiser Group to News Limited (“News”) for A$57.3 million (NZ$64 million) in cash. The Geelong Advertiser Group published the daily Geelong Advertiser and two free weekly newspapers, the Geelong News and The Echo as well as a number of local magazines. The Geelong Advertiser is Victoria’s oldest daily newspaper and the second oldest morning daily in Australia. INL had earlier rejected a NZ$62 million cash offer from Fairfax.

Harris and Company Limited/Rural Press Limited

On 22 August 2003 Rural Press Limited (“Rural Press”) announced a takeover offer for all the issued shares in Harris and Company Limited (“Harris”) for A$31.00 cash per share. Harris is an unlisted public company based in Burnie in the north west of Tasmania. Its primary business activity is publishing the regional daily tabloid newspaper, the Burnie Advocate (which has a daily circulation of approximately 25,000). Other titles published include the Western Herald, a weekly newspaper and Western Tiers, a monthly magazine. Harris also has a printing business and a 40% interest in The Examiner, a regional daily newspaper based in Launceston. Rural Press subsequently indicated that it would increase its offer price depending on the level of acceptances. Rural Press ultimately received acceptances in respect of 85.3% of Harris’s issued shares resulting in an offer price of A$31.50 cash per share.

Quokka Press/West Australian Newspapers Holdings Limited

West Australian Newspapers Holdings Limited (“WA Newspapers”) announced the acquisition of Quokka Press in November 2002. Quokka Press publishes the Perth based weekly classifieds newspaper, Quokka. Quokka runs an average of 30,000 free lineage classified advertisements a week and generates revenue from paid circulation of about 57,000 copies a week and from paid advertising revenue from display and commercial lineage advertisements. The business was considered to be a good strategic fit with and complementary to WA Newspapers’ existing assets.

The Federal Capital Press of Australia Pty Limited/Rural Press Limited

On 24 August 1998, Rural Press announced that it would acquire The Federal Capital Press of Australia Pty Limited (“Federal Capital Press”) for A$164 million. Federal Capital Press was the publisher of Canberra’s daily newspaper The Canberra Times, The Sunday Times, a free weekly community tabloid newspaper The Chronicle and several other free papers and magazines. Rural Press expected to obtain substantial synergies from Federal Capital Press’s existing franchise, experienced management team and high capacity colour printing presses, particularly when combined with its existing operations in New South Wales.

Independent Newspapers Limited’s New Zealand Publishing Businesses/John Fairfax Holdings Limited

On 14 April 2003, Fairfax announced that it would acquire the New Zealand publishing businesses of INL for NZ$1.2 billion. The businesses included two metropolitan daily newspapers (The Press and The Dominion Post), two national Sunday newspapers (Sunday Star Times and Sunday News), seven regional dailies, 53 community publications and associated websites. The business also published 13 magazine titles and owned Gordon and Gotch, the distributor of 55% of all magazines in New Zealand. The acquisition allowed Fairfax to diversify its business and geographic mix by increasing its exposure to regional and community newspapers and reducing Fairfax’s reliance on Australia. Following the acquisition, 30% of Fairfax’s revenues would be generated in New Zealand. The deal was expected to have a positive impact on earnings per share in the 2004 financial year. As INL had a June year end, the forecast multiples for the year ending 30 June 2003 reflected actual results for the majority of the year. The forecast multiples for the year ending 30 June 2004 implied by the acquisition price were 9.1 times forecast EBITDA and 9.9 times forecast EBITA.

Wilson and Horton Limited/APN News & Media Limited

On 31 October 2001, APN News & Media Limited (“APN”) announced that it would acquire Wilson & Horton Limited and its subsidiaries and Wilson & Horton Finance Limited (the “Wilson & Horton Group”) from its largest shareholder, Independent News & Media Plc (“IN&M”) for an aggregate cash consideration of A$809 million (NZ$971 million). The Wilson & Horton Group published New Zealand’s leading newspaper, The New Zealand Herald (with a daily circulation of 209,898), eight regional daily newspapers, 32 non-daily newspapers and two magazines. It also had significant commercial printing operations and a one third interest in The Radio Network, New Zealand’s leading radio network along with Clear Channel Communications and APN. The strategic benefits of the acquisition included broader geographic and product coverage, as well as potential rationalisation of the cost base. The more relevant acquisition multiples are those that exclude the estimated impact of non newspaper publishing assets (such as The Radio Network). As Wilson & Horton had a 31 December year end, the forecast multiples for the year ending 31 December 2001 reflected actual results for the majority of the year. The forecast multiples for the year ending 31 December 2002 were 9.6 times forecast EBITDA and 11.9 times forecast EBITA and 10.0 times forecast EBITDA and 11.8 times forecast EBITA after adjusting the acquisition multiples to exclude the estimated impact of non newspaper publishing assets.

2	Market Evidence from Transactions – International

Recent Transaction Evidence – International
Date Announced	Target	Transaction	Consideration (millions)	Revenue Multiple		EBITDA Multiple		EBITA Multiple
				historical	forecast	historical	forecast	historical	forecast
United Kingdom
Jun 2004	Telegraph Group	Acquisition by Press Holdings	£729.5	2.4	2.2	20.8	13.6	27.7	15.9
Dec 2003	IN&M’s London regional newspaper business	Acquisition by Archant	£62.0	3.6	na	13.3	na	14.4	na
Dec 2003	Trinity Mirror’s Irish regional newspaper business	Acquisition by 3i Group	£46.3	2.9	na	na	na	15.6	na
Oct 2003	Guiton Group	Acquisition by Claverley of 65% not already owned	£78.2	1.1	na	10.5	na	14.8	na
Dec 2002	SMG’s publishing business	Acquisition by Gannett	£206.0	2.7	na	12.2	10.7	17.4	14.5
Mar 2002	Regional Independent Media	Acquisition by Johnston Press	£560.0	3.3	na	14.5	na	na	na
Nov 2000	Express Newspapers	Acquisition by Northern & Shell	£125.0	0.5	na	na	na	9.1	na
Oct 2000	Southnews	Acquisition by Trinity Mirror	£285.4	4.3	4.4	20.1	19.3	21.4	20.5
May 2000	News Communications & Media	Acquisition by Gannett	£446.9	3.7	3.6	15.9	14.2	21.7	19.2
Mar 2000	Belfast Telegraph Newspapers	Acquisition by IN&M	£289.0	5.4	5.2	13.0	12.0	14.2	13.2
North America
Jul 2004	21st Century Newspapers	Acquisition by Journal Register Company	US$415.0	2.7	2.6	11.9	11.5	na	na
Dec 2003	Merced Sun-Star	Acquisition by McClatchy	US$ 40.5	3.2	na	na	13.5	na	na
Apr 2003	The Record Group	Acquisition by Dow Jones	US$144.0	3.9	3.8	13.6	12.0	15.0	13.7
Jul 2002	Canwest’s community newspapers	Acquisition by Transcontinental	C$255.0	2.6	na	8.5	na	na	na
Jun 2002	Sioux City Journal	Acquisition by Lee Enterprises of 50% not already owned	US$120.6	5.5	na	12.7	11.5	na	na
Feb 2002	Howard Publications	Acquisition by Lee Enterprises	US$749.0	na	na	14.1	11.5	na	na
Jun 2000	Central Newspapers	Acquisition by Gannett	US$2,648.2	3.3	3.2	11.8	11.6	14.8	14.4
Jun 2000	Greater St Louis suburban newspapers	Acquisition by Pulitzer	US$165.0	3.2	na	12.9	na	na	na
Mar 2000	Times Mirror	Acquisition by Tribune	US$6,923.4	2.6	2.5	12.9	11.8	16.1	14.3
Dec 1998	Sun Media	Acquisition by Quebecor	C $ 982.7	2.8	2.3	14.7	11.5	19.8	14.5
Dec 1998	Southam	Acquisition of 29% not already owned by Hollinger	C$ 2,514.7	2.2	2.1	10.2	9.4	12.2	11.4
Nov 1997	Cowles Media	Acquisition by McClatchy	US$1,279.6	2.6	2.5	17.8	13.3	22.2	na

Source: Bloomberg, annual reports, takeover documents, broker’s reports, company announcements

Telegraph Group Limited/Press Holdings International Ltd

On 22 June 2004, Hollinger International, Inc (“Hollinger International”) announced that it had agreed to sell Telegraph Group Limited (“Telegraph Group”) to the privately held Press Acquisitions Limited (“Press Acquisitions”). Telegraph Group publishes The Daily Telegraph, The Sunday Telegraph and The Spectator magazine. The acquisition price for the business of £665 million (after taking into account cash balances of £64.5 million) represents high multiples of forecast EBITDA and EBITA. These high multiples reflect in part the competitive nature of the auction process, with Daily Mail & General Trust plc (“DMGT”) and German publisher Axel Springer AG dropping out of the auction when the price became too high and Press Acquisitions finally outbidding venture capital fund 3i Group plc (“3i Group”). However, the high multiples also reflect the price that acquirers are willing to pay for a leading quality broadsheet. The Daily Telegraph, with a daily circulation of around 875,000, is one of Britain’s largest newspapers in a competitive market.

Independent News & Media plc’s London regional newspaper business/Archant Regional Limited

On 11 December 2003, IN&M announced that it had agreed to sell its London regional newspaper business to Archant Regional Limited (“Archant”) for £62 million. The London regional newspaper business comprised five newspaper divisions (Post, East London, North London, Kent and North West). The acquisition of IN&M’s London regional newspaper business made Archant, a privately owned regional newspaper business, the third largest participant in the London regional newspaper market. The high multiples implied by the acquisition price confirm the value that acquirers attribute to strong newspaper franchises (even where the titles are regional). The sale to Archant followed expressions of interest from a number of parties after the United Kingdom Competition Commission prevented Gannett Co., Inc. (“Gannett”) acquiring all of the newspapers (for £60 million) as had been announced in March 2003.

Trinity Mirror plc’s Irish regional newspaper business/3i Group plc

On 1 December 2003, Trinity Mirror plc (“Trinity Mirror”) announced that it had agreed to sell its regional newspaper business in Ireland to venture capital fund, 3i Group. The transaction was structured as a sale of the shares in Trinity Mirror subsidiaries, Century Press and Publishing Limited and The Derry Journal Limited, for £46.3 million in cash plus the assumption of £0.6 million in debt. The businesses publish seven newspapers in Northern Ireland and the Republic of Ireland, including The News Letter in Belfast, The Derry Journal and the Donegal Democrat. At the time of the acquisition, the economy in Northern Ireland was experiencing strong growth and in addition, 3i Group considered that there was the opportunity to consolidate newspaper ownership in the Irish market, as had occurred in the United Kingdom market over the previous 10 years.

The Guiton Group Limited/Claverley Company

On 28 October 2003, Claverley Company (“Claverley”) announced a recommended takeover offer for the 65% of shares in The Guiton Group Limited (“Guiton Group”) that it did not already own. The offer was either £2.80 cash per share or £2.90 cash per share on the basis that half of the offer price was paid at settlement and the other half paid one year later. Guiton Group was based in the Channel Islands and published daily and weekly newspapers in Jersey and Guernsey, including the daily titles Jersey Evening Post and Guernsey Press, as well as operating associated websites. Guiton Group also had a wholesale and retail division, CI Newsagents (which had a total of 41 stores in the Channel Islands, the Isle of Man and the Isle of Wight) and a technology division, Itex (the largest computer services provider in the Channel Islands). Newspaper publishing represented only 32% of revenue but more than 100% of EBITA (given the low margin nature of the wholesale/retail division and the loss making technology division). The transaction resulted from the Guiton family’s decision to sell its 37% shareholding in the Guiton Group. Under the terms of the Shareholders’ Agreement with Claverley, Claverley had a preemptive right in relation to these shares and, under the relevant listing rules, was required to make a formal offer to all shareholders in Guiton Group to increase its shareholding.

SMG plc’s publishing business/Gannett Co., Inc.

On 23 December 2003, Gannett announced that it had entered into an agreement with SMG plc (“SMG”) to acquire SMG’s publishing business for £216 million. SMG’s publishing business publishes three of Scotland’s highest circulation regional broadsheet newspapers, The Herald, Sunday Herald and Evening Times, 11 specialist consumer and business-to-business magazine titles and an online advertising and content business. SMG’s publishing business was seen as a strong strategic fit with Gannett’s existing United Kingdom operations, extending its portfolio to Scotland for the first time and offering enhanced opportunities for growth. Gannett also expected to be able to generate cost savings given that the margins earned by SMG’s publishing business were considerably lower than those generated by Gannett’s United Kingdom operations. At the time of the acquisition, the Scottish advertising market was in the midst of a prolonged downturn.

Regional Independent Media Holdings Limited/Johnston Press plc

On 12 March 2002, Johnston Press plc (“Johnston Press”) announced it would acquire Regional Independent Media Holdings Limited (“Regional Independent Media”) for £560 million. Regional Independent Media was the fifth largest regional newspaper publishing group in the United Kingdom by circulation, with a portfolio of 53 titles comprising six daily, 29 weekly paid-for and 18 weekly free titles. The aggregate weekly circulation was approximately 3.3 million copies, attracting a total readership of approximately 7.3 million. Regional Independent Media was the leading publisher of regional newspapers in most of its markets in Yorkshire and the North West of England and the majority of its paid-for titles had the number one position in the core areas which they served. The acquisition was considered to be complementary to Johnston Press’s existing regional newspaper franchises, building on its presence in Yorkshire and Scotland and extending its United Kingdom coverage. The acquisition was expected to generate annual cost savings of £9 million.

Express Newspapers Group/Northern & Shell Group

On 22 November 2000, United News & Media Plc (“United News & Media”) announced it had sold the Express Newspapers Group (“Express Newspapers”) to Northern & Shell Group (“Northern & Shell”) for £125 million in cash. Express Newspapers published three national titles, Daily Express, Sunday Express and Daily Star, together with related publishing and printing assets and certain new media assets. The Daily Express had a daily circulation of approximately 1 million. This sale followed the announcement by United News & Media in August 2000 that it intended to focus on and develop its business media assets.

Southnews plc/Trinity Mirror plc

On 27 October 2000, Trinity Mirror announced it would acquire all of the issued shares in Southnews plc (“Southnews”) for £12.00 cash per share. Southnews was the leading regional newspaper publisher in southeast England, publishing 24 weekly paid-for titles (with a circulation of approximately 314,000) and 60 free titles (with a distribution of approximately 3.3 million). Its principal titles included Uxbridge Gazette, Uxbridge Leader, Middlesex Chronicle, Croydon Advertiser, Harrow Observer and Brent Leader. These titles were highly complementary to Trinity Mirror’s existing franchise in southeast England and enabled Trinity Mirror to offer advertisers extensive newspaper coverage in this part of the United Kingdom. The acquisition gave Trinity Mirror’s portfolio of regional newspapers a better balance across the regional economies of the United Kingdom and allowed Trinity Mirror to move into a more financially strong region. Trinity Mirror expected substantial synergies from the acquisition including reductions in material costs from Trinity Mirror’s purchasing power, the elimination of certain corporate and administrative overhead and, over time, the printing of Southnews’ titles on Trinity Mirror’s presses. In addition, Trinity Mirror intended to absorb Southnews’ national advertising sales representation into its existing national sales operation.

News Communications & Media plc/Gannett Co., Inc.

On 5 May 2000, Gannett announced that it would acquire all of the issued shares in News Communications & Media plc (“News Communications & Media”) for £18.00 cash per share. News Communications & Media was the eighth largest regional newspaper publisher in the United Kingdom. It had a portfolio of 99 titles comprising four daily, 49 paid-for weekly and 46 free weekly titles. In addition it published 13 free monthly titles and two associated titles. News Communications & Media also owned a printing company and had interests in magazine publishing, leaflet distribution and electronic publishing. The offer was 45% higher than a £306 million offer from Gannett that News Communications & Media rejected in the prior year. The acquisition offered enhanced opportunities for growth and increased Gannett’s strategic focus in the United Kingdom regional newspaper publishing sector with the geographical spread of News Communications & Media’s titles complementing that of Newsquest plc (“Newsquest”), which Gannett had acquired in 1999.

Belfast Telegraph Newspapers Limited/Independent News & Media plc

As a condition of the merger between Trinity plc (“Trinity”) and Mirror Group plc (“Mirror Group”), the Secretary of State for Trade and Industry in Ireland required that the merged company, Trinity Mirror, dispose of Belfast Telegraph Newspaper Limited (“Belfast Telegraph Newspapers”). On 17 March 2000, Trinity Mirror announced it had agreed to sell Belfast Telegraph Newspapers to IN&M for £292 million less net borrowings. Belfast Telegraph Newspapers was the leading newspaper publisher in Northern Ireland. Its flagship titles included The Belfast Telegraph (with a circulation of 112,000) and Sunday Life (with a circulation of 95,000). Its weekly newspapers included The Community Telegraph, Farm Trader and Ads for Free. Belfast Telegraph Newspapers was also the largest contract printer in Ireland and operated one of the most advanced regional internet sites in the United Kingdom. 84% of group revenue was attributable to publishing. Belfast Telegraph Newspapers was a highly profitable business and achieved an EBITDA margin of 42% in the year ended 31 December 1999. IN&M announced that it expected that the acquisition would enhance earnings.

21st Century Newspapers, Inc./Journal Register Company

On 6 July 2004, Journal Register Company announced that it had reached an agreement to acquire 21st Century Newspapers, Inc. (“21st Century Newspapers”), a privately held operator of one of the largest news clusters in the United States, for US$415 million in cash. 21st Century Newspapers owned four daily newspapers, The Daily Oakland Press, The Macomb Daily, The Daily Tribune and The Morning Sun, which had a combined weekday circulation of 137,500 and a combined Sunday circulation of 176,000 and 87 non-daily publications with distribution of around 1.5 million in the Michigan market. The acquisition extended Journal Register Company’s footprint into some of Michigan’s most affluent and fastest growing markets and fitted well with its clustering strategy of acquiring a number of community and suburban newspapers in attractive markets. 21st Century Newspapers’ revenues had been weak over the last 12 months, reflecting the slower relative growth of the Michigan market (compared to the United States economy generally).

Merced Sun-Star/The McClatchy Company

On 4 December 2003, The McClatchy Company (“McClatchy”) announced that it had entered into an agreement to purchase from Pacific-Sierra Publishing, Inc. the assets of the Merced Sun-Star, a daily newspaper in Merced, California, and five nearby non dailies for US$40.5 million in cash. The Merced Sun-Star had weekday circulation of 17,400 and weekend circulation of 21,500. The Merced region was considered to be a fast growth market, with population growth significantly above the national average and an expanding retail base. The acquisition was seen as a good strategic fit with McClatchy’s group of newspapers in the Central Valley of California and offered the potential for cost savings, joint capital programs and development of online synergies and opportunities. The forecast EBITDA multiple of 13-14 times implied by the acquisition price falls to around 10-11 times after adjusting the acquisition price for the value of the tax savings from amortising acquisition related intangible assets for tax purposes.

The Record Group/Dow Jones & Company, Inc.

On 16 April 2003, Dow Jones & Company, Inc. (“Dow Jones”) announced that it had agreed to acquire The Record newspaper of Stockton, California from Omaha World-Herald Company for US$144 million in cash. The Record had a weekday circulation of around 59,000 and a Sunday circulation of over 72,000 and the region in which it was distributed (Stockton and the San Joaquin Valley) had experienced above average population growth and the newspaper had benefited from the economic growth (higher employment and strong retail growth) associated with the increase in population. The forecast multiples implied by the acquisition price are after expected synergies. Market commentators believed that Dow Jones was paying a full price for the acquisition, particularly considering that The Record already earned EBITDA margins higher than the current Dow Jones portfolio of community newspapers. However, the acquisition price could be justified on strategic grounds and may also reflect the lifting of cross-ownership constraints on media companies. The high multiples indicate that there continue to be strategic buyers for community newspapers, particularly those in areas of strong growth.

Canwest Global Communications Corporation’s community newspapers/GTC Transcontinental Group Ltd

On 10 July 2002, GTC Transcontinental Group Ltd (“Transcontinental”) announced it would acquire Canwest Global Communications Corporation’s (“Canwest”) 12 community newspapers and 32 related publications in the four Atlantic provinces and Saskatchewan, as well as the printing operations related to these publications, for C$255 million. The 12 community newspapers included 10 dailies in cities such as St. John’s, Newfoundland, Halifax and Nova Scotia, as well as two weeklies, monthlies, shoppers and insert publications. This acquisition was expected to double Transcontinental’s newspaper business and consolidate it as Canada’s second largest publisher of community newspapers. The historical EBITDA multiple of 8.5 times implied by the acquisition price was reportedly at the bottom of the 8-10 times range that CanWest sought, although the relatively illiquid market for newspaper acquisitions in Canada and CanWest’s urgency to sell was likely to have contributed to the lower multiple.

Sioux City Journal/Lee Enterprises, Inc.

On 6 June 2002, Lee Enterprises, Inc. (“Lee Enterprises”) announced its intention to acquire the remaining 50% interest in the Sioux City Journal from the operating partner, a subsidiary of The Hagabone Corporation in a deal valued at US$60.3 million (US$59.3 million in cash and the swap of a group of Montana weekly newspapers). The Sioux City Journal had a daily circulation of 42,800. The acquisition was in line with Lee Enterprises’ strategy of focussing on daily newspapers in midsized markets. Lee Enterprises acquired its initial 50% interest in the Sioux City Journal through its acquisition of Howard Publications, which was completed in April 2002. Lee Enterprises expected to be able to generate operating synergies through 100% ownership of the newspaper.

Howard Publications/Lee Enterprises, Inc.

On 12 February 2002, Lee Enterprises announced it would acquire 100% of the stock in Howard Publications, a family owned company that published 16 daily midsized newspapers for US$749 million. After adjustments, including US$50 million of cash on Howard Publications’ balance sheet, the effective acquisition price was US$694 million. Howard Publications’ newspapers included the North County Times in Oceanside and Escondido, California (daily circulation of 89,000), The Times of northwest Indiana (daily circulation of 88,000) and the Waterloo Courier in Iowa (daily circulation of 44,000). The purchase also included Howard Publications’ 50% interest in the Sioux City Journal in Iowa. The acquisition raised Lee Enterprises’ daily circulation to more than 1.1 million in 45 newspapers across 18 states. The transaction was consistent with Lee Enterprises’ strategy to expand its newspaper publishing operations by acquiring midsized newspapers in good markets following the sale of its television stations two years earlier. Lee Enterprises expected to generate cost savings from centralised purchasing of newsprint and reductions in corporate overhead. The implied historical EBITDA multiple for the year ended 30 April 2001 is relatively high as 2001 earnings reflected the impact of the advertising downturn. The implied historical EBITDA multiple for the prior year was 12.3 times. The forecast EBITDA multiple shown in the above table is for the year ending 30 September 2003 (Lee Enterprises financial year) and is after projected cost and revenue synergies. It would be expected that the implied forecast EBITDA multiple for the year ending 30 April 2002 would be higher than 11.5 times.

Central Newspapers, Inc./Gannett Co., Inc.

On 28 June 2000, Gannett announced it would acquire all the issued shares in Central Newspapers, Inc. (“Central Newspapers”). Under the terms of the offer, Central Newspapers’ Class A and Class B shareholders received US$64.00 and US$6.40 cash per share respectively. Central Newspapers owned The Arizona Republic, The Indianapolis Star, three other daily newspapers in Indiana and one daily newspaper in Louisiana. Central Newspapers also owned a direct marketing business, an internet and technology investment management group and other related media and information businesses. The transaction offered Gannett the opportunity to add two flagship newspapers to its operations and the ability to expand its presence in Phoenix, the fourteenth largest market in the United States and the fastest growing market in the United States and Indianapolis, the twenty-ninth largest United States market. The transaction was expected to have a positive impact on Gannett’s cash earnings per share in the year ending 31 December 2000 and in its first full year of ownership by Gannett in the year ending 31 December 2001. The forecast EBITDA multiple in the year ending 31 December 2002 after anticipated synergies has been reported to be 9.5 times.

Greater St Louis suburban newspapers/Pulitzer, Inc.

On 26 June 2000, Pulitzer, Inc. (“Pulitzer”) announced it would acquire all the Greater St Louis suburban newspapers from Journal Register Company for US$165 million. The Greater St Louis suburban newspapers comprised 38 weekly newspapers, the Ladue News and various niche publications serving the St Louis area. The acquisition was consistent with Pulitzer’s acquisition strategy as it was an investment in properties and a marketplace that Pulitzer know well and at a price that enabled the company to build long term value. Pulitzer expected to achieve cost efficiencies in areas such as newsprint, property leasing and other purchasing related costs from the acquisition.

Times Mirror Company/Tribune Company

On 13 March 2000, Tribune Company (“Tribune”) announced a merger with Times Mirror Company (“Times Mirror”), creating the third largest newspaper publisher in the United States. Under the terms of the merger, a cash offer of US$95.00 per share was made for up to 28 million (or 48%) of Times Mirror shares and after this, each outstanding Times Mirror share would be converted into 2.5 Tribune shares. Times Mirror was engaged in publishing newspapers, professional information and magazines. Its flagship titles were the Los Angeles Times (with a weekly circulation of 1.1 million), News Day, The Baltimore Sun, The Hartford Courant, The Morning Call, The (Stamford) Advocate and Greenwich Time. The merged entity would be a major-market multimedia leader, with operations in broadcasting, publishing and interactive media in 18 of the top 30 United States markets. It would also be the only media company with a television-newspaper-interactive combination in the top three markets of New York, Los Angeles and Chicago, with the ability to provide a one-stop shop for advertisers.

Sun Media Corporation/Quebecor, Inc.

On 9 December 1998, Quebecor, Inc. (“Quebecor”) announced that it would acquire all of the issued shares in Sun Media Corporation (“Sun Media”) for C$21.00 cash per share. Sun Media was the second largest daily newspaper publisher in Canada in terms of circulation and published seven daily newspapers in major urban centres in Canada. Sun Media’s community newspaper group published seven daily community newspapers, 96 weekly community newspapers and shopping guides in Canada and Florida and 19 farming and other speciality publications. It also had interests in online products and a local news station. The merged entity controlled approximately 25% of daily newspaper circulation in Canada and published daily newspapers in 10 of the top 11 markets in Canada with 7.8 million copies sold each week. Qubecor’s offer topped an earlier offer by Torstar Corporation.

Southam, Inc./Hollinger, Inc.

Southam, Inc. (“Southam”) was a Canadian newspaper publisher with interests in daily and community newspapers as well as business information publications and databases in Canada and the United States. It published 32 daily newspapers and 58 non-daily newspapers including The Montreal Gazette, Vancouver Sun and The Province. Southam dominated the Canadian newspaper publishing industry, controlling 30% of daily circulation. In December 1998, Hollinger, Inc. (“Hollinger”) offered to acquire the 22 million shares it did not already own in Southam for C$22.00 per share plus a C$7.00 special dividend to be paid by Southam. In January 1999, Hollinger increased this offer to C$25.25 per share plus the C$7.00 special dividend. At the time of its offer, Hollinger already owned 71% of Southam which it had built up over the prior three years. Since Hollinger gained control 1996, Southam had undergone substantial changes including an overhaul of the Board, the installation of Hollinger operating and financial executives and an improvement in the look and quality of several newspapers. In October 1998, Southam launched the National Post, the first new national daily newspaper in Canada in over thirty years. The National Post was expected to be loss-making for the first three years of operation despite Southam’s existing operational and distribution base.

Cowles Media Company/McClatchy Newspapers, Inc.

On 15 November 1997, McClatchy Newspapers, Inc. (“McClatchy Newspapers”) announced that it would acquire all of the issued shares in Cowles Media Company (“Cowles Media”) for US$90.50 cash per share. Cowles Media was a newspaper, magazine and information services company. Its major title was the Star Tribune, the twelfth largest newspaper in the United States in terms of Sunday circulation with 673,000 subscribers, serving Minneapolis and St Paul. McClatchy Newspapers was the highest bidder for the closely held Cowles Media beating offers made by Gannett, The Washington Post Company (“Washington Post”) (which owned 28% of Cowles Media) and Tribune. The acquisition gave McClatchy Newspapers a foothold in the midwest of the United States and made it the eighth largest United States newspaper publisher. The acquisition was made at a time when newspaper industry profits were rising as the price of newsprint was declining. In addition there was a surge in the United States economy boosting classified advertising sales.

Hollinger International, Inc. Restructuring

In addition to the above transactions, Hollinger International underwent a restructuring during 2000 and 2001 that saw it dispose of most of its community newspaper assets and some of its metropolitan newspaper assets. While detailed financial information on these transactions is not publicly available, the following comments can be made:

■	in August 2000, Hollinger International sold its remaining United States community newspapers (excluding the Chicago group) comprising 11 paid daily newspapers, three paid non-daily newspapers and 31 shoppers and TMC products to Bradford Publications Company, Newspaper Holdings, Inc., Paxton Media Group, Inc. and Forum Communications Company for approximately C$215 million. Hollinger International reported that the acquisition price represented a trailing 12 month EBITDA multiple of over 12 times;

■	in November 2000, Hollinger International completed the sale of its Canadian newspaper and related assets to CanWest. The assets sold were:

•	a 50% interest in the National Post (with Hollinger International to continue as managing partner);

•	the metropolitan and a large number of community newspapers in Canada; and

•	the operating Canadian internet properties,

for approximately C$3.2 billion in CanWest shares and subordinated debentures and cash. Hollinger International reported that the sale price reflected the full enterprise value of the assets being sold with the newspapers being valued at approximately 10 times EBITDA;

■	effective from January 2001, Hollinger International sold UniMedia Company to Gesca Limited, a subsidiary of Power Corporation of Canada. The publications sold represented the French-language newspapers of Hollinger International including three paid circulation daily newspapers and 15 weekly newspapers published in Quebec and Ontario;

■	in July 2001 Hollinger International announced that it had sold most of its remaining Canadian newspapers, including the community newspapers in Ontario, for C$220 million in cash. The purchaser was formed and financed by Scotia Merchant Capital, Ontario Teachers’ Pension Plan Board and a company controlled by Mr Michael Sifton;

■	in August 2001, Hollinger International announced that it had agreed to sell its remaining 50% interest in the National Post to CanWest. The acquisition price was not disclosed but was assumed by market analysts to be less than the C$100 million valued by CanWest for the original 50% interest. Analysts estimated total losses since its October 1998 launch were near C$190 million.

The National Post had a total circulation of 336,150 copies. The sale was completed in April 2002 and substantially completed Hollinger International’s sale of its Canadian newspapers; and

■	in November 2001, Canadian Newspapers LP, which is 87% owned by Hollinger International sold the Chatham Daily News and the Sarnia Observer to Osprey Media Group for C$35 million.

3	Market Evidence from Share Market Trading Prices - Australia

Share Market Ratings of Selected Australian Listed Newspaper Companies
	Market Capitalisation (A$ millions)	EBITDA Multiple			EBITA Multiple
		2003 historical	2004 forecast	2005 forecast	2003 historical	2004 forecast	2005 forecast
Fairfax	3,642.8	17.8	10.6	9.6	23.9	13.2	11.7
APN	2,111.7	11.3	9.9	9.5	13.2	11.4	10.8
Rural Press	1,611.3	14.3	11.9	10.9	16.2	13.7	12.4
West Australian Newspapers	1,548.5	14.2	12.0	10.9	16.6	13.7	12.3
Simple average		14.4	11.1	10.2	17.5	13.0	11.8
Weighted average[7]		15.0	10.9	10.0	18.7	13.0	11.7
Source: IRESS, annual reports, half year reports, broker’s reports, company announcements

[7]	Weighted by market capitalisation.

All of the companies in the above table have a 30 June year end except for APN which has a 31 December year end. The multiples are based on share market prices as at 17 August 2004 and do not reflect a premium for control. WA Newspapers announced its results for the year ended 30 June 2004 on 5 August 2004. The multiples shown in the above table for WA Newspapers for 2004 are therefore historical and not forecast multiples.

John Fairfax Holdings Limited

Fairfax is Australasia’s largest newspaper publishing group. It also operates an interactive network, f2. Fairfax publishes a number of metropolitan and regional newspapers. Its leading mastheads are The Sydney Morning Herald, The Age and The Australian Financial Review. Other Fairfax titles include The Sun-Herald and regional titles The Newcastle Herald, The Illawarra Mercury and The Post Newspaper Group. Fairfax also has a 43.4% interest in information service provider AAP Information Services Pty Ltd. In June 2003, Fairfax acquired the New Zealand publishing business of INL for NZ$1.2 billion. In January 2004, Fairfax acquired Text Media, a publishing business based in Melbourne. Fairfax dominates the print classifieds market in Australia, although competition from online classified advertising is increasing. Fairfax has spent more than A$200 million over the past four years building a new newspaper and magazine printing plant which is expected to increase colour advertising revenues. The historical multiples for Fairfax in the above table are not meaningful as they do not include the impact of the acquisition of INL’s New Zealand publishing business. The forecast multiples for 2004 include only four months of earnings from Text Media, although the impact is not material as Text Media is estimated to represent less than 5% of Fairfax’s total EBITDA.

APN News & Media Limited

APN is Australasia’s largest publisher of regional newspapers and also operates radio and outdoor advertising businesses. APN publishes 24 daily newspapers and 90 non-daily newspapers across Australia and New Zealand. It is planning to launch a new Auckland-based Sunday newspaper, The Herald on Sunday, during 2004. In New Zealand, APN publishes the country’s largest metropolitan daily, The New Zealand Herald as well as a number of regional and community newspapers and mass market magazines. APN’s newspaper publishing businesses operate in the attractive, growth oriented markets of Auckland (which continues to grow at above national average levels) and regional Queensland, northern New South Wales and New Zealand. Publishing currently represents around 55% of group revenue but more than 70% of group EBIT. In August 2004, APN announced an A$25 million upgrade of its newspaper printing facilities, with the development of a new site on the Sunshine Coast in Queensland. The new press is expected to be commissioned in February 2006 and will have capacity for 80 pages of back-to-back colour and online stitching capability. This capital expenditure is in addition to an A$14 million pre-press system upgrade that is currently being rolled out across APN’s Australian regional centres. APN also operates a commercial printing business. Strong growth in advertising yield has driven earnings growth in APN’s newspaper publishing business, although this has been partially offset by the poor performance of APN’s outdoor advertising business, although the half year results to 30 June 2004 showed that the restructure of this division was on track to provide an improvement in performance in 2005.

Rural Press Limited

Rural Press is a specialist agricultural and regional media company. In addition to newspaper and magazine publishing, which represents approximately 80% of both revenue and EBITA, it also operates a commercial printing division, radio broadcasting licences and a network of websites. Rural Press produces a range of 70 weekly and monthly newspapers and magazines which are distributed to Australian, United States and New Zealand primary producers and agribusinesses. In addition to publishing the daily newspaper The Canberra Times, it also publishes seven regional dailies and over 140 non-daily regional publications. In December 2003, Rural Press acquired an 85.3% interest in Tasmanian newspaper publisher Harris which publishes the regional daily newspaper, The Advocate. Rural press is investing A$50 million over the next three years to upgrade its printing facilities. This upgrade has been driven by advertiser demand for high quality colour printing and it also offers the opportunity to increase earnings by utilising excess capacity for third-party printing work.

West Australian Newspapers Holdings Limited

The principal activity of WA Newspapers is newspaper publishing although it also operates, commercial printing and radio communications businesses. WA Newspapers publishes The West Australian newspaper, Western Australia’s only daily broadsheet newspaper which has a daily circulation of 210,000 on weekdays and 385,000 on Saturdays. The West Australian accounts for the majority of WA Newspapers’ revenue and earnings, representing approximately 80% of revenue and 90% of EBIT in the year ended 30 June 2004. The company also publishes 19 regional newspapers, The West Magazine, weekly classifieds newspaper Quokka (acquired in December 2002), and niche publications (such as the TAB form guide). WA Newspapers also has a 49.9% interest in Community Newspapers Ltd which publishes 14 free suburban newspaper titles. In August 2003, WA Newspapers acquired Redwave Media Limited (“Redwave”) (an operator of AM and FM radio licences in Karratha, Port Headland and Broome) for A$11.7 million. The historical 2003 multiples do not reflect earnings from Redwave, although the impact is not material (revenue of A$4.1 million and EBIT of A$0.9 million in the 2004 financial year).

4	Market Evidence from Share Market Trading Prices—International

Share Market Ratings of Selected International Listed Newspaper Companies
	Market Capitalisation (millions)	EBITDA Multiple			EBITA Multiple
		2003 historical	2004 forecast	2005 forecast	2003 historical	2004 forecast	2005 forecast
United Kingdom/Ireland
DMGT	£2,754.4	11.3	10.0	9.5	16.1	13.9	13.1
Trinity Mirror	£1,810.9	9.2	8.2	7.9	11.1	9.7	9.3
Johnston Press	£1,438.1	10.3	9.8	9.6	11.4	10.9	10.7
IN&M	1,447.5	10.3	9.6	9.1	12.5	11.1	10.3
Simple average		10.3	9.4	9.0	12.8	11.4	10.8
Weighted average		10.4	9.4	9.1	13.3	11.8	11.2
North America
Gannett	US$22,695.9	12.1	11.0	10.7	13.5	12.2	11.9
Tribune	US$13,525.6	9.7	9.1	8.5	11.3	10.5	9.7
Washington Post	US$ 8,610.9	14.9	11.4	10.5	21.9	15.2	13.8
EW Scripps	US$ 8,149.8	16.3	13.4	12.5	18.7	15.0	13.9
New York Times	US$ 6,168.1	10.0	9.9	9.5	12.8	12.7	11.9
Knight-Ridder	US$ 4,974.7	8.8	8.7	8.6	10.5	10.3	10.2
Dow Jones	US$ 3,332.3	14.9	11.0	9.4	27.5	16.7	13.4
McClatchy	US$ 3,259.1	11.1	10.5	9.9	14.2	13.1	12.1
Belo	US$ 2,570.2	9.2	8.1	7.9	12.2	10.3	9.9
Lee Enterprises	US$ 2,110.3	13.1	12.3	11.5	17.7	16.4	14.8
Pulitzer	US$ 1,050.4	10.3	9.9	9.3	12.5	12.1	11.1
Journal Register Company	US$ 797.1	11.2	9.7	7.6	13.1	11.4	9.2
Simple average		11.8	10.4	9.7	15.5	13.0	11.8
Weighted average		12.0	10.6	10.0	15.0	12.7	11.9
Source:	Bloomberg, annual reports, quarterly reports, broker’s reports

All of the companies in the above table have a 31 December year end except for DMGT and Lee Enterprises which have a 30 September year end. The multiples are based on share market prices as at 17 August 2004 and do not reflect a premium for control.

Daily Mail and General Trust plc

DMGT is one of the largest media companies in the United Kingdom and has interests around the world in national and regional newspapers, financial publishing, television and radio broadcasting, exhibitions and information publishing. DMGT’s national newspapers group, Associated Newspapers, publishes the Daily Mail and The Mail on Sunday (both with an average daily circulation of 2.4 million), the Evening Standard, Metro, Ireland on Sunday and Loot. The group also operates DMGT’s consumer internet sites. DMGT’s regional newspapers group, Northcliffe Newspapers, publishes 20 daily titles with an average daily circulation of 1.0 million and 24 paid for weeklies with a circulation of 495,000 copies each week. Northcliffe Newspapers also distributes 2.8 million copies of its free weekly titles. Newspapers and related activities represent around 70% of group revenue and EBITA. The company is viewed as having strong growth prospects going forward due to improving advertising conditions, gains in circulation and increasing contributions from its faster growing small divisions. DMGT is controlled by Rothermere Continuation Limited which has 63% of the voting equity with another shareholder, Codan Trust Company Ltd and Codan Trustees (BVI) Ltd, (trustees of the Esmond Harmsworth 1998 Settlement), owning 26%. As a result, only 11% of the shares are freely traded.

Trinity Mirror plc

Trinity Mirror is the largest newspaper publisher in the United Kingdom. The group publishes the Daily Mirror, the Sunday Mirror and The People in England and the Daily Record and the Sunday Mail in Scotland. The Mirror is Europe’s fourth largest selling newspaper and the Scottish national newspapers are the highest selling daily and Sunday newspapers in Scotland. The 240 regional newspapers published by Trinity Mirror represent almost 25% of the regional newspaper market in the United Kingdom. Trinity Mirror also publishes sports newspapers, magazines, organises exhibitions and operates regional websites. Newspaper publishing represents more than 90% of earnings and EBIT. Trinity Mirror is expected to report increased revenue growth in 2004 reflecting a better advertising environment. Circulation revenues for its national newspapers have increased in the six months ended 30 June 2004, due to a series of price increases which have more than offset a decline in circulation. The company is also going through a restructuring program with management targeting net savings of £30 million by 2005.

Johnston Press plc

Johnston Press is the fourth largest publisher of local and regional newspapers in the United Kingdom. Its portfolio consists of 241 newspapers (both subscription and free distribution) serving more than 140 markets, 162 websites and 11 printing centres. Johnston Press focuses on weekly newspapers in smaller towns rather than national newspapers. The company’s major markets are Scotland and the Isle of Man, Yorkshire and North Midlands, Central and South Midlands, Anglia and East Midlands, and southern England. Over recent years, Johnston Press has disposed of its non-core assets such as bookbinding, bookselling, wholesale, stationery and toy distribution to focus on newspapers. Johnston Press completed the acquisition of Regional Independent Media in April 2002 and cost savings from the acquisition exceeded £10 million in 2003. Johnston Press has reported strong growth in circulation sales and an advertising market that is gradually improving in the first six months of 2004. However, the company’s overall growth rate is expected to slow over the next few years.

Independent News & Media plc

IN&M is an international media and communications group with interests in newspaper and magazine publishing, commercial printing, outdoor advertising, broadcasting and internet. IN&M owns leading newspaper titles in Ireland, the United Kingdom, Australia (regional), New Zealand and South Africa. Its major titles include the Irish Independent, the Sunday Independent and the Evening Herald in Ireland, and The Independent and The Independent on Sunday in the United Kingdom. IN&M publishes over 165 newspaper and magazine titles with a weekly circulation of over 13.5 million copies. IN&M’s 40% owned subsidiary, APN News & Media is the largest regional newspaper publisher and radio group in Australia and New Zealand. Publishing represents around 85% of group revenue and 90% of group EBIT. The group is able to generate consistent growth from its geographical diversification and exposure to several economies. It has also commenced a restructuring plan aimed at running its global operations on a trans-regional basis (through establishing shared services, back office operations and procurement on a global basis, standardising editorial syndication and technology and eliminating inefficient “legacy” work practices) to drive profit growth and enhance market competitiveness.

Gannett Co., Inc

Gannett is a diversified news and information company that publishes newspapers, operates broadcasting stations and is engaged in marketing, commercial printing, a newswire service, data services and news programming. Gannett is the largest newspaper group in the United States in terms of circulation, with its 100 daily newspapers having a combined daily circulation of 7.6 million. These publications include USA Today, the United States’ largest-selling daily newspaper, with a daily circulation of approximately 2.2 million. Gannett also owns more than 500 non-daily publications in the United States. Its United Kingdom subsidiary, Newsquest (acquired in mid 1999), is one of the largest regional newspaper publishers in the United Kingdom with a portfolio of nearly 300 titles. Gannett also operates 22 television stations covering 17.8% of the United States. Newspaper publishing represents around 90% of group revenue and 85% of group EBITDA. Gannett earns the highest returns on capital in the newspaper publishing industry in the United States and is expected to benefit from increases in help wanted and other advertising (especially political) over the next year.

Tribune Company

Tribune is a media and entertainment company that publishes newspapers and is involved in television and radio broadcasting and entertainment. The company’s publishing business publishes 13 leading daily newspapers (including The Baltimore Sun, Chicago Tribune, Los Angeles Times and The Orlando Sentinel). It is the second largest United States newspaper publisher in terms of revenue and the third largest in terms of circulation. The publishing business also operates interactive news and information web sites in major markets across the United States. Publishing represents around 72% of group revenue and 64% of group EBITDA. The company has suffered from the impact of the discovery of overstatement in circulation figures for Newsday and Hoy, New York in recent years. The outlook for the publishing business of Tribune is relatively subdued. Although publishing revenues are expected to increase by 4%, costs are expected to increase by 2.5-3.0% due to higher expenses for staff costs, newsprint and the impact of new publications.

The Washington Post Company

Washington Post has operations in newspaper publishing, television broadcasting, cable television, magazine publishing (principally Newsweek magazine) and the provision of educational services. Its morning and Sunday newspaper, The Washington Post is its most popular newspaper, with a daily circulation of approximately 750,000. In addition, the company publishes The Washington Post National Weekly Edition, a weekly tabloid that contains selected articles and features from The Washington Post edited for a national audience. Washington Post also publishes two weekly paid circulation, three twice weekly paid circulation and 39 controlled circulation weekly community newspapers in Maryland in the United States, which have an average circulation of approximately 680,000. Washington Post also produces 12 military newspapers. Washington Post trades at higher multiples compared to most other newspaper publishers as a result of its diversified operations. Approximately 70% of revenue and EBITA is derived from its non-newspaper publishing operations.

The E.W. Scripps Company

The E.W. Scripps Company (“EW Scripps”) is a diversified media company with interests in newspapers, national television networks, broadcast television and television retailing. EW Scripps operates 21 daily newspapers (17 are solely operated and managed, the other four pursuant to the terms of joint operating agreements) with a combined daily circulation of about 1.3 million. EW Scripps also operates the Scripps Howard News Service, a wire service covering the United States and international news. Newspaper publishing generates around 37% of group revenue but almost 50% of group EBITDA. EW Scripps is expected to benefit from an upturn in national newspaper advertising. The company is experiencing strong growth in revenue and EBITDA although this has been driven by the national television networks and television retailing operations. This growth has been offset by slower growth in newspaper publishing. EW Scripps trades at higher multiples than its comparable companies, in part due to the value attributed to its television networks, which have provided above average returns and strong growth. EW Scripps has differentiated itself from many other newspaper companies by reinvesting its strong newspaper cash flow in higher growth businesses.

The New York Times Company

The New York Times Company (“The New York Times”) is a diversified media company with operations in newspaper and magazine publishing, television and radio broadcasting, electronic information and publishing, internet businesses and forest products investments (essentially paper production). The New York Times newspaper publishing business includes The New York Times Newspaper Group (which publishes The New York Times and the International Herald Tribune), the New England Newspaper Group (publisher of The Boston Globe and the Worcester Telegram & Gazette) and 15 regional newspapers in six states in the United States. Newspaper publishing represents more than 90% of group revenue and EBIT. The New York Times is expected to benefit from a rebound in newspaper advertising, however much of the growth to date has occurred at the company’s regional newspapers rather than its flagship titles.

Knight-Ridder, Inc.

Knight-Ridder, Inc. (“Knight-Ridder”) is the second-largest newspaper publisher in the United States based on circulation and is the largest “pure” newspaper company. Knight-Ridder publishes 31 daily newspapers in 28 United States markets with a readership of 8.7 million daily and 12.6 million for its Sunday newspapers and owns 37 non-daily newspapers. Knight-Ridder also has investments in a variety of internet and technology companies and two newsprint companies. An increase in newspaper advertising, especially help wanted advertising, is expected to result in increased revenues and earnings for Knight-Ridder. However, much of the recovery to date has been skewed towards smaller market newspaper titles.

Dow Jones & Company, Inc.

Dow Jones & Company, Inc. (“Dow Jones”) is a global provider of business and financial news and information. It is involved in print publishing, electronic publishing and community newspapers. Dow Jones’ flagship newspaper, The Wall Street Journal, is a financial daily with a United States circulation of about 2.1 million and competes directly with Gannett’s USA Today as the most widely read newspaper in the United States. Dow Jones also owns Asian and European versions of The Journal, financial magazines Barron’s, Far Eastern Economic Review and SmartMoney (jointly owned with Hearst Communications, Inc.) as well as 35 community newspapers. The print publishing and community newspapers generate approximately 80% of group revenue. Dow Jones also distributes information electronically through Dow Jones Newswires (a provider of real-time business and finance news), Consumer Electronic Publishing (which includes the operations of WSJ.com and its related sites, as well as the company’s licensing/business development and radio/audio businesses) and Dow Jones Indexes/Ventures (which licenses the Dow Jones Industrial Average as well as other indexes as the basis for trading security products). While

Dow Jones is expected to benefit from an upturn in newspaper advertising, union and compensation issues could have negative implications for profitability as margins are already below average newspaper margins.

The McClatchy Company

McClatchy publishes 12 daily and 18 community newspapers in the Carolinas, Minnesota and the Pacific Northwest of the United States. McClatchy newspapers have a daily circulation of 1.4 million and Sunday circulation of 1.9 million. The company’s main titles include the Star Tribune, The Sacramento Bee, The News & Observer, the Anchorage Daily News and, from January 2004, the Merced Sun-Star. The company supplements its newspaper publishing with a number of niche products and direct marketing initiatives. It also operates local websites in each of its daily newspaper markets and other media-related businesses, including Nando Media, a national online publishing operation and Newsprint Ventures, Inc., a consortium that operates a newsprint mill. McClatchy operates in mid-sized markets that offer strong growth future prospects and is benefiting from a rebound in growth in newspaper advertising. The McClatchy family controls more than 75% of the company.

Belo Corporation

Belo Corporation (“Belo”) has operations in broadcasting, publishing, cable news and interactive media. It publishes four daily newspapers and its flagship, The Dallas Morning News, is one of the largest newspapers in the United States, with a daily circulation of about 530,000. Other publications include The Providence Journal and The Press-Enterprise. The combined daily circulation of the four daily newspapers is approximately 900,000. Newspaper publishing represents around 50% of revenue and EBITDA, although the contribution of the higher growth broadcasting assets is increasing. Belo’s diversity is viewed as providing more steady long-term growth compared to other pure play newspaper publishing or broadcasting companies.

Lee Enterprises, Inc.

Lee Enterprises owns 38 daily newspapers and has a joint interest in a further six newspapers in 19 midsized markets across the United States, along with associated on line services. It also publishes nearly 200 weekly newspapers, shoppers, classified and speciality publications. The combined circulation of the newspapers is 1.1 million daily and 1.2 million on Sunday. Lee Enterprises also owns 50% of Madison Newspapers, publisher of Wisconsin State Journal and the Capital Times. In addition to newspaper publishing, Lee Enterprises maintains websites for many of its newspapers and owns 80% of the International Newspaper Network, an online service to small newspapers.

Pulitzer, Inc.

Pulitzer publishes the flagship newspapers St. Louis Post-Dispatch and Arizona Daily Star and another 12 daily newspapers that serve 14 markets in the Midwest, Southwest and West of the United States. The St. Louis Post-Dispatch is the only major daily newspaper serving the greater St. Louis metropolitan area and has an average daily circulation of approximately 290,000 and 465,000 on Sundays. The Arizona Daily Star, a morning and Sunday newspaper and the Tuscon Citizen, an afternoon newspaper published by Gannett, are southern Arizona’s leading daily newspapers. These two newspapers are published through an agency operation with Pulitzer and Gannett sharing equally the net income of the two newspapers. The Arizona Star and the Tuscon Citizen have a combined weekday circulation of approximately 137,000 and a Sunday circulation of approximately 171,000. The other 12 daily newspapers have a combined average daily circulation of approximately 188,000. Pulitzer also publishes more than 100 weekly newspapers, shoppers and niche publications, including a group of 38 weekly newspapers and various niche publications acquired in August 2000 (the greater St. Louis suburban newspapers) that focus on providing local news and editorial content to the communities that they serve. Pulitzer also has integrated internet operations supporting its newspapers in each of its markets.

Journal Register Company

Journal Register Company owns 23 daily newspapers with a total paid daily circulation of approximately 512,500 and a total paid Sunday circulation of approximately 499,000. Its flagship newspaper, the New Haven Register, is Connecticut’s second largest daily newspaper. Journal Register also owns 240 non-daily publications with total distribution of approximately 3.5 million as well as 152 websites affiliated with the company’s newspapers and non-daily publications. The company’s operations are clustered in six geographic areas, Greater Philadelphia, Connecticut, Greater Cleveland, Central New England and the Capital-Saratoga and Mid-Hudson regions of New York. The clustering strategy creates significant synergies and cost savings within each cluster, including cross-selling of advertising, centralised news gathering and consolidation of printing, production and back office activities. It also allows advertisers to expand their reach and target their message geographically and demographically. The company has relatively lower exposure to help wanted advertising and no broadcasting assets so advertising growth is expected to lag other more diversified newspaper publishers. However, the recovery in newspaper advertising has been greater in the regional and small market newspapers where Journal Register Company operates.

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Appendix 2

Share Market Rating of Selected News Corporation Peers

An analysis of the share market rating of selected United States media companies with operations that are broadly comparable to those of The News Corporation Limited (“News Corporation”) is set out in the following table. These companies include Fox Entertainment Group which is a consolidated subsidiary of News Corporation and British Sky Broadcasting Group plc (“BSkyB”) in which News Corporation has a 35% interest:

Share Market Rating of Selected United States Listed Media Companies

	Market Capitalisation (millions)		EBITDA Multiple[1]			Price Earnings Multiple			5 yr EPS Growth[2]
			2003	2004	2005	2003	2004	2005
			historical	forecast	forecast	historical	forecast	forecast
News Corporation	A$	69,201.7	9.4	9.4	9.3	30.1	28.1	22.8	22%
News Corporation (US GAAP)			10.4	9.9	na3	47.6	31.7	na	na
Main Peer Group
Time Warner	US$	81,625.1	11.3	10.1	9.2	23.4	29.6	24.9	15%
Viacom	US$	72,098.0	13.4	12.0	11.2	31.6	25.3	23.1	10%
Disney	US$	55,734.5	17.5	12.7	10.9	37.2	25.1	20.7	10%
Other Comparables
Comcast	US$	66,762.1	11.8	9.9	8.9	nc4	96.0	45.4	50%
Fox Entertainment	US$	29,342.2	11.9	9.8	9.0	28.2	22.6	19.7	-
Liberty Media[5]	US$	27,213.9	8.4	5.6	5.0	nc	nc	nc	na
BSkyB		£13,184.6	29.2	19.7	13.0	41.3	40.6	21.8	-
Simple average[6]			14.8	11.4	9.6	32.3	39.9	25.9	-
Weighted average			12.4	10.1	8.9	20.4	35.5	23.4	-

Source: IRESS, annual reports, broker’s reports, company announcements

All of the companies in the above table have a 31 December year end except for News Corporation and BSkyB which have a 30 June year end and The Walt Disney Company (“Disney”) which has a 30 September year end. The multiples are based on share market prices as at 5 April 2004 (being the day prior to the announcement of the proposed reorganisation of News Corporation) and do not reflect a premium for control.

Time Warner, Inc.

Time Warner, Inc. (“Time Warner”), is a media and entertainment company which operates five main businesses, America Online, Inc. (“AOL”), Time Warner Cable, Inc. (“TWC”), Filmed Entertainment, Networks and Publishing. AOL is an internet service provider with 30.4 million subscribers in the United States and Europe. TWC is the second-largest United States cable operator managing over 10.9 million basic cable subscribers. Time Warner’s Filmed Entertainment unit includes Warner Bros. Entertainment

[1]	EBITDA is earnings before net interest, tax, depreciation and amortisation and significant/other items.
[2]	Source: Morgan Stanley Equity Research. EPS is earnings per share.
[3]	Not available.
[4]	Not calculated.
[5]	EBITDA multiples calculated to include proportionate EBITDA contribution from major investments and equity affiliates.
[6]	The calculation of the simple and weighted averages excludes News Corporation.

Group and New Line Cinema. These businesses produce and distribute theatrical motion pictures, television shows, animation and other programming as well as distributing home video product and licensing rights to the company’s feature films, television programming and characters. Time Warner’s Network group includes Turner Broadcasting System, Inc. (advertiser-supported basic cable television channels), Home Box Office (premium cable television channels) and The WB Television Network (a broadcast television network). The company’s publishing segment is involved in magazine and book publishing.

Viacom, Inc.

Viacom, Inc. (“Viacom”) is a diversified worldwide entertainment company that operates cable networks, television, radio, outdoor, entertainment and video businesses. Cable networks consists of advertiser-supported basic cable channels, provided by MTV Networks and the BET Cable Network and premium subscription channels provided by Showtime Networks, Inc. Viacom’s television division consists of the CBS and United Paramount Network (“UPN”) television broadcast networks, 39 owned broadcast television stations and the company’s television production and syndication business. Viacom’s radio business owns and operates 185 radio stations in 41 United States markets through Infinity Radio. Viacom’s outdoor business displays advertising on various outdoor media such as billboards, buses and stadium signage. The entertainment division includes Paramount Pictures (theatrical motion picture producer and distributor), Simon & Schuster (book publisher and distributor), Paramount Parks (which owns and operates five theme parks in the United States and Canada) and movie theatre and music publishing operations. Viacom is involved in video through an 81.5% interest in Blockbuster, Inc., which operates and franchises 8,891 Blockbuster video stores worldwide.

Comcast Corporation

Comcast Corporation (“Comcast”) develops, manages and operates broadband cable networks and also has interests in various cable programming networks. Comcast is the largest cable operator in the United States, serving over 21.5 million subscribers and offering a variety of services including video, high-speed internet and telephone. The company’s programming interests include E! Entertainment Television, Style Network, The Golf Channel, Outdoor Life Network and G4. The content businesses include three 24-hour regional sports networks and Comcast-Spectacor, a group of businesses that provide live sporting events and that own or manage facilities and venues for sports events, concerts and other special events. Comcast also has non-controlling interests in programming investments including iN DEMAND, a pay-per-view and video-on-demand service, TV One, the Discovery Health Channel, Fox Sports New England, New England Cable News and Pittsburgh Cable News Channel. In September 2003, the company sold its 57% interest in QVC, Inc. to Liberty Media for US$7.7 billion. In February 2004, Comcast proposed a merger with Disney offering US$54 billion in stock. The board of Disney rejected the proposal.

The Walt Disney Company

Disney is a diversified worldwide media and entertainment company that operates four businesses, Media Networks, Parks and Resorts, Studio Entertainment and Consumer Products. Media Networks comprises Disney’s operations in broadcast television and radio, cable/satellite networks and international broadcast operations, television production and distribution and internet operations. Disney’s Parks and Resorts business owns and operates the Walt Disney World Resort and Disney Cruise Line in Florida, the Disneyland Resort in California, ESPN Zone facilities in several states and Anaheim Sports in Anaheim. Disney also holds interests in and manages Disneyland Resort Paris in France and Hong Kong Disneyland, which is under construction. The company licenses the operations of the Tokyo Disneyland Resort in Japan. The Studio Entertainment business produces, distributes and acquires live-action and animated movies, animated direct-to-video programming, musical recordings and live stage plays. The company’s Consumer Products business is responsible for licensing Disney’s characters and other intellectual property for use in various commercial and promotional goods. Disney also engages in retail (the Disney Store), direct mail (Disney Catalog) and online distribution (DisneyStore.com) of products based on Disney’s intellectual property. In addition, the company publishes books, magazines and comics worldwide.

Fox Entertainment Group, Inc.

Fox Entertainment Group, Inc. (“Fox Entertainment”) is a diversified media and entertainment company with operations in four business segments, Filmed Entertainment, Television Stations, Television Broadcast Network and Cable Network Programming. Filmed Entertainment consists of Fox Entertainment’s operations in feature film and television production and distribution. Fox Television Stations owns and operates 35 television stations that are affiliated with UPN and the Fox broadcast network. The Television Broadcast Network consists of 196 affiliated stations, including 25 owned by Fox Entertainment, providing network programming which reaches approximately 98% of all United States television households. Cable Network Programming consists of the company’s interests in cable network programming channels which are Fox News, Fox Sports Networks, SPEED Channel, FUEL, Fox Sports Digital Nets, Fox Sports International, National Geographic Channel, Fox Movie Channel, Canal Fox, LAPTV and Telecine. In December 2003, News Corporation acquired a 34% interest in Hughes Electronics Corporation, which subsequently changed its name to The DIRECTV Group, Inc. (“DirecTV”). This interest was then transferred to Fox Entertainment in exchange for two promissory notes totalling US$4.5 billion and approximately 74.5 million shares of Fox Entertainment’s common stock. DirecTV provides digital television and broadband services via direct broadcast satellite.

Liberty Media Corporation

Liberty Media Corporation (“Liberty Media”) is a holding company that owns majority and minority interests in a broad range of electronic retailing, video programming, broadband distribution and other communication companies. The company has started to shift its corporate focus to exert more control over its affiliated companies. Liberty Media has been organised into four groups to recognize this shift in focus, Interactive Group, International Group, Networks Group and Corporate and Other. The Interactive Group primarily consists of QVC (home shopping) and Ascent Media. The company also holds approximately 20% of InterActiveCorp. The International Group includes interests in UGC (a European broadband service provider), J-COM (a Japanese broadband service provider) and JPC (a provider of video programming in Japan). The Networks Group consists of advertiser supported basic cable channels provided by Discovery Communications, Courtroom Television Network and GSN (formerly the Game Show Network) and premium movie channels provided by Starz Encore Group (premium movie channels). The company’s interest in News Corporation is also part of this group. Liberty Media also has substantial investments in large companies such as Time Warner, Motorola, Inc and Sprint Corporation, which are held in the Corporate and Other Group. Corporate and Other also includes Liberty Media’s investments in various technology and venture assets.

British Sky Broadcasting Group plc

BSkyB operates a pay-television broadcasting service in the United Kingdom and Ireland. BSkyB operates and distributes 26 wholly owned channels and retails a further 96 third-party channels to over 7 million subscribers via its digital service. The company also provides its wholly owned channels on a wholesale basis to British and Irish cable television operators and holds significant equity positions in some of the third-party channels it provides. In addition, BSkyB operates the BSkyB Box Office service, which provides pay-per-view services covering films, sporting events and concerts. News Corporation holds a 35% interest in the company.

Attachment F – ASIC Relief

See over page

Our Reference: PMR 2004/20947	ASIC

Australian Securities & Investments Commission

Level 18, No. 1 Martin Place, Sydney
Your Reference: 150220	CPO Box 9827 Sydney NSW 2001
DX 635 Sydney

By post and facsimile: (02) 9230 5333
Telephone: (02) 9922 2000
Facsimile: (02) 9911 2335

10 September 2004

Mr Guy Alexander

Partner

Allens Arthur Robinson

GPO Box 50

Sydney NSW 2001

Dear Mr Alexander

The News Corporation Limited ACN 007 910 330 (“TNCL”)—Scheme of Arrangement with Option Holders

Under subregulation 5.1.01(1) of the Corporation Regulations 2001 (“Regulations”), the Australian Securities and Investments Commission (“ASIC”) allows TNCL to send explanatory statement under subsection 412(1) of the Corporations Act 2001 (“Explanatory Statement”) which does not comply with Schedule 8 of the Regulations only with respect to the matters described below:

1.	The Explanatory Statement does not state the matters set out in paragraphs 8201(a), 8201(b), 8201(c), 8201(d) and 8201(e) of Part 2 of Schedule 8 of the Regulations, nor does it contain or have annexed to the Explanatory Statement the reports and copies of documents referred to in paragraphs 8203(a) and 8203(b) of Part 2 of Schedule 8 to the Regulations.

ASIC allows this on the basis that the Explanatory Statement sent:

(a)	is substantially in the form given to ASIC on or about 10 September 2004; and

(b)	sets out the rights of option holders under sections 170 and 173 of the Act.

2.	The Explanatory Statement does not state the matters set out in paragraph 8302(h) of Part 3 of Schedule 8 of the Regulation. ASIC allows this on the basis that:

(a)	The financial report, the directors’ report and the auditor’s report for the financial year ended 30 June 2004 is sent with the Explanatory Statement;

(b)	any material change in TNCL’s financial position occurring after the balance date of TNCL’s financial report for the financial year ended 30 June 2004 is disclosed in the Explanatory Statement; and

(c)	the Explanatory Statement sent to members is substantially in the form given to ASIC by email on 9 September 2004.

If you have any queries regarding the matter referred to in this letter I can be contacted directly on (02) 9911 2413.

Yours faithfully

Justin Sam

as a delegate of the Australian Securities and Investments Commission

Australian Securities and Investments Commission

Corporations Act 2001—Subsection 741(1)—Declaration

Under section 741(1) of the Corporations Act 2001 (“Act”) the Australian Securities and Investments Commission (“ASIC”) declares that Chapter 6D applies to the persons specified in Schedule A in the case specified in Schedule B as if section 707 of the Act were modified or varied by omitting subsection 707(3) and 707(4) and substituting:

“(3)	An offer of a body’s securities for sale within 12 months after their issue needs disclosure to investors under this Part if the body issued the securities:

(a)	without disclosure to investors under this Part; and

(b)	with the purpose of the person to whom they were issued:

(i)	selling or transferring them; or

(ii)	granting, issuing or transferring interests in, or options or warrants over, them;

and section 708 or 708A does not say otherwise.

(4)	Unless the contrary is provided, a body is taken to issue securities with the purpose referred to in paragraph 3(b) if any of the securities are subsequently sold, or offered for sale, within 12 months after their issue.”

Schedule A

Any person who makes an offer of securities of News Corp US for sale of a kind referred to in Schedule B.

Schedule B

This declaration applies only to an offer of securities in News Corp US for sale where:

(a)	those securities were issued by News Corp US on or after 1 July 2004:

(i)	without disclosure to investors under Part 6D.2 of the Act because their issue was pursuant to a transaction:

(A)	described as the Kayarem Share Exchange Agreement and the CI Share Exchange Agreement in the explanatory statement pertaining to the Schemes; and

(B)	which is dependent on the approval of Schemes under which identical securities were issued without disclosure to investors under Part 6D.2 of the Act because subsection 708(17) of the Act applied (together, the “Transaction”); or

(ii)	following the exercise of options (“Options”):

(A)	issued under the Option Scheme, and

(B)	issued without disclosure to investors under Part 6D.2 of the Act because subsection 708(17) applied to the issue;

(b)	the Transaction was disclosed in the explanatory statement in relation to the Schemes and the securities issued under the Transaction are identical to securities issued under the Share Scheme;

(c)	the issue of the securities under the Transaction is conditional on approval of the Schemes in accordance with Part 5.1 of the Act;

(d)	the circumstances and terms of issue of the Options issued under the Option Scheme are disclosed in the explanatory statement in relation to the Schemes; and

(e)	the explanatory statement in relation to the Schemes contains a clear description of the relief provided by this declaration.

Interpretation

In this instrument:

1.	“Schemes” means the proposal by TNCL under which:

(a)	shares in TNCL are to be cancelled in consideration for the issue of shares (or CHESS depository interests over such shares) in News Corp US; and

(b)	options in TNCL are to be cancelled in consideration for the issue of options in News Corp US;

as a result of court approved schemes of arrangement between TNCL and its members and optionholders under Part 5.1 of the Act.

2.	“Share Scheme” means the proposal described in paragraph 1(a) of the Interpretation section of this declaration.

3.	“Option Scheme” means the proposal described to paragraph 1(b) of the Interpretation section of this declaration.

4.	“TNCL” means The News Corporation Limited ACN 007 910 330.

5.	“News Corp US” means News Corporation Inc., a corporation incorporated under the laws of the State of Delaware, United States of America.

Dated this 10th day of September 2004

Signed by Justin Sam

as a delegate of the Australian securities and Investments Commission

Australian Securities and Investments Commission

Corporation Act 2001—Paragraphs 283GA(1)(a), 601QA(1)(a), 741(1)(a), 911A(2)(1), 992B(1)(a) and 1020F(1)(a)—Exemption

First Exemption: disclosure relief for offers of shares, units of shares, options and stapled securities

1. Under paragraphs 741(1)(a) and 1020F(1)(a) of the Corporations Act 2001 (the “Act”) the Australian Securities and Investments Commission (“ASIC”) exempts a person from Parts 6D.2, 6D.3 (except section 736) and 7.9 where the person;

(i)	makes an eligible offer;

(ii)	offers to arrange for the issue of financial products under an eligible offer;

(iii)	issues a financial product under an eligible offer,

that does not involve a contribution plan, on the conditions set out in the Schedule and for so long as the conditions are met.

Second Exemption: disclosure and other relief for offers involving a contribution plan

2.	Under paragraphs 283GA(1)(a), 741(1)(a) and 1020F(1)(a) ASIC exempts:

(a)	a person from:

(i)	Parts 2L.1, 2L.2, 2L.3, 2L.4 and 2L.5; and

(ii)	Parts 6D.2 and 6D.3 (except section 736); and

(iii)	Part 7.9,

where the person:

(iv)	makes an eligible offer;

(v)	offers to arrange for the issue of financial products under an eligible offer;

(vi)	issues a financial product under an eligible offer,

that involves a contribution plan but does not involve the issuer or any associated body corporation offering any eligible employee of the issuer a loan or similar financial assistance for the purpose of, or in connection with, the acquisition of financial products to which the offer relates, on the conditions set out in the Schedule and for so long as the conditions are met; and

(b)	a person (other than a person covered by paragraph (a) from Part 7.9 where the person makes a recommendation to acquire financial products under an eligible offer to which paragraph (a) relates, except where the person is aware, or ought reasonably to be aware, that any of the conditions set out in the Schedule have not been met.

3.	For the avoidance of doubt, under paragraph 601QA(1)(a) ASIC exempts a person who operates a managed investment scheme only by reason of operating a contribution plan relating to an eligible offer to which paragraph (a) relates from section 601ED in relation to the operation of that managed investment scheme.

Third Exemption: Licensing and hawking relief

5.	Under paragraph 911A(2)(1) ASIC exempts a person who is exempt from Part 6D.2 or Part 7.9 because of the First or Second Exemption (other than because the person made a recommendation to acquire financial products) from the requirement to hold an Australian financial services licence for the provision of a financial service consisting of general advice reasonably given in connection with an offer referred to in those exemptions (including any general advice given in the offer document) where the offer document for the offer includes a statement to the effect that any advice given by the person in connection with the offer is general advice only, and that employees should consider obtaining their own financial product advice from an independent person who is licensed by ASIC to give such advice.

6.	Under paragraph 911A(2)(1) ASIC exempts:

(a)	the issuer who is exempt from Part 6D.2 or Part 7.9 because of the First or Second Exemption; and

(b)	any associate of the issuer,

from the requirement to hold an Australian financial services licence for the provision of the following financial services:

(c)	the provision of a custodial or depositary service in connection with an eligible offer covered by the First or Second Exemption where the provider of the service performs their duties in good faith and has sufficient resources to perform those duties; and

(d)	dealing in a financial product in the course of providing a custodial or depositary service covered by paragraph (c); and

(e)	dealing in a financial product in connection with an eligible offer covered by the First or Second Exemption where any acquisition by purchase or disposal of the product (by the issuer or an associate) occurs either:

(i)	through a person who holds an Australian financial services licence authorising the holder to deal in financial products or a dealer licence issued under the old Corporations Act authorising the holder to deal in securities; or

(ii)	outside this jurisdiction and through a person who is licensed or otherwise authorised to deal in financial products in the relevant place; and

(f)	in the case where paragraph 3 of the Second Exemption applies—dealing in an interest in a managed investment scheme that is exempt from section 601ED because of that paragraph.

7.	Under paragraphs 741(1)(a) and 992B(1)(a) ASIC exempts a person who is exempt from Part 6D.2 or Part 7.9 because of the First or Second Exemption from sections 736, 992A and 992AA in relation to offers made in the course of, or because of, unsolicited meetings or telephone calls reasonably held or made in connection with the offer.

Schedule

The following conditions apply:

1.	the person making the offer must:

(a)	include that offer in an offer document; and

(b)	take reasonable steps to ensure that any eligible employee to whom the offer is made is given a copy of the offer document; and

(c)	provide to ASIC a copy of the offer document (which need not contain details of the offer particular to the employee such as the identity or entitlement of the employee) and of each accompanying document not later than 7 days after the first provision of that material to an employee; and

2.	the issuer must comply (or, in the case of an issuer which does not have a registered office in this jurisdiction, cause an associated body corporate which does so have a registered office to comply) with any undertaking required to be made in the offer document by reason of this instrument; and

3.	in the case where the employee share scheme may involve the issues of shares (including as a result of the exercise of an option or as a component of stapled securities)—the issuer must take reasonable steps to ensure that the number of shares the subject of the offer or to be received on exercise of an option when aggregated with:

(a)	the number of shares in the same class which would be issued were each outstanding offer with respect to shares, units of shares and options to acquire unissued shares, under an employee share scheme to be accepted or exercised; and

(b)	the number of shares in the same class issued during the previous 5 years pursuant to the employee share scheme or any other employee share scheme extended only to eligible employees of the issuer;

but disregarding any offer made or option acquired or share issued by way of or as a result of:

(c)	an offer to a person situated at the time of receipt of the offer outside this jurisdiction; or

(d)	an offer that was an excluded offer or invitation within the meaning of the Corporations Law as in force before the commencement of Schedule I to the Corporate Law Economic Reform Program Act 1999; or

(e)	an offer that did not need disclosure to investors because of section 708; or

(f)	an offer that did not require the giving of a Product Disclosure Statement because of section 1012D; or

(g)	an offer made under a disclosure document or Product Disclosure Statement,

must not exceed 5% of the total number of issued shares in that class of the issuer as at the time of the offer.

Interpretation

In this instrument:

1.	except where otherwise stated, references to provisions are to provisions of the Act;

2.	an employee share scheme shall not be regarded as extended to a person other than an eligible employee only because such an employee may renounce an offer of financial products made to them under the scheme in favour of their nominee;

3.	“approved foreign market” means:

(a)	American Stock Exchange, Deutsche Borse, Euronext Amsterdam, Euronext Paris, Italian Exchange, Kuala Lumpur Stock Exchange (Main and Second Boards), London Stock Exchange, New York Stock Exchange, New Zealand Stock Exchange, Singapore Exchange, Stock Exchange of Hong Kong, Swiss Exchange, Tokyo Stock Exchange or Toronto Stock Exchange, provided that:

(i)	unless otherwise expressly stated, if any such market involves more than one board, only the main board is an approved foreign market; and

(ii)	such a market is not to be taken not to be an approved foreign market at a particular time only because it was known by another name at that time; or

(b)	NASDAQ National Market;

4.	“associated body corporate” of the issuer means:

(a)	a body corporate that is a related body corporate of the issuer; or

(b)	a body corporate that has voting power in the issuer of not less than 20%; or

(c)	a body corporate in which the issuer has voting power of not less than 20%;

5.	“Australian dollar equivalent” in relation to a price, means a price calculated by reference to the relevant exchange rate published by an Australian bank no earlier than the business day before the day to which price relates;

6.	“contribution plan” means a plan under which a participating eligible employee may save money by regular deductions from wages or salary (including through salary sacrifice arrangements) towards paying for shares offered for issue or sale under an employee share scheme where the terms and conditions of the contribution plan include terms and conditions to the effect that:

(a)	all deductions from wages or salary made in connection with participation in the contribution plan must be authorized by the employee on the same form of application which is used in respect of the offer, or on a form which is included in or accompanies the offer document;

(b)	before transferring contributions to acquire shares, any contributions made by an employee as part of the contribution plan must be held by the issuer in trust for the employee in an account of an Australian ADI which is established and kept by the issuer only for the purpose of depositing contribution moneys and other money paid by employees for the shares on offer under the employee share scheme; and

(c)	the employee may elect to discontinue their participation in the contribution plan at any time and as soon as practicable after that election is made all money deposited with the Australian ADI in relation to that employee, including any accumulated interest, must be repaid to that employee;

7.	“current market price” means in relation to a share, the price published by the operator of the principal financial market on which the share is quoted as the final price for the previous day on which the share was traded on that financial market;

8.	“Effective Date” means the date on which an office copy of the Court order under paragraph 411(4)(b) of the Act approving the Scheme is lodged with ASIC pursuant to subsection 411(10) of the Act;

9.	“eligible employee” means, in relation to the issuer, a person who is at the time of an offer under an employee share scheme, a full or part-time employee or director of the issuer or of an associated body corporate of the issuer;

10.	“eligible offer” means an offer for issue or sale of:

(a)	fully-paid shares in the issuer in the same class as shares which;

(i)	are to be issued by the issuer under the Scheme; and

(ii)	have been quoted on the financial market operated by Australian Stock Exchange Limited or an approved foreign market throughout the 12 month period immediately before the offer,

on the basis that any period during which TNCL shares were quoted on Australian Stock Exchange Limited without suspension for more than a total of 2 trading days during that period (disregarding the suspension of quotation on Australian Stock Exchange Limited of TNCL shares following the Effective Date) and ending on the day that TNCL shares cease to be quoted on Australian Stock Exchange Limited shall be taken to be a period during which shares of the issuer have been quoted for the purposes of paragraph (ii) to the extent that paragraph (ii) is not satisfied by shares of the issuer; or

(b)	options for the issue or transfer of shares referred to in paragraph (a) where each of the options is offered for no more than nominal consideration; or

(c)	units of fully-paid shares referred to in paragraph (a),

made under an employee share scheme extended only to eligible employees of the issuer;

11.	“financial product advice” has the meaning given by section 766B;

12.	“general advice” has the meaning given by section 766B;

13.	“issuer” means News Corporation Inc., a corporation incorporated under the laws of the State of Delaware, United States of America;

14.	“nominal consideration” means consideration of not more than 1 cent per option;

15.	“offer” has a meaning affected by sections 700, 702 and 1010C;

16.	“offer document” means a document setting out an offer under an employee share scheme that:

(a)	includes or is accompanied by a copy, or a summary, of the rules of the scheme under which the offer is made; and

(b)	if a summary (rather than a copy) of the rules of the scheme is given — includes an undertaking that during the period (the “offer period”) during which an eligible employee may acquire the financial products offered or exercise options acquired under the scheme, the issuer (or, in the case of an issuer which does not have a registered office in this jurisdiction, an associated body corporate of the issuer which does so have a registered office) will, within a reasonable period of the employee so requesting, provide the employee without charge with a copy of the rules of the scheme; and

(c)	specifies in respect of the shares, shares subject to the options or units of shares:

(i)	the acquisition price in Australian dollars;

(ii)	where the acquisition price is specified in a foreign currency, the Australian dollar equivalent of that price at the date of the offer; or

(iii)	where the acquisition price is to be worked out in the future under a formula, the Australian dollar or Australian dollar equivalent of that price were that formula applied at the date of the offer; and

(d)	includes an undertaking, and an explanation of the way in which, the issuer (or in the case of an issuer which does not have a registered office in this jurisdiction, an associated body corporate of the issuer which does so have a registered office) will, during the offer period, within a reasonable period of the employee requesting, make available to the employee;

(i)	the current market price (or, where that price is denominated in a foreign currency, the Australian dollar equivalent of that price) of shares in the same class as those offered, subject to the options or to which the units relate; and

(ii)	where subparagraph (c)(ii) or (iii) applies, the information referred to in that paragraph as updated to that date; and

(e)	except in the case of an offer covered by the Second Exemption — discloses the conditions, obligations and risks associated with any loan or financial assistance offered by the issuer or any associated body corporate of it for the purpose of acquiring financial products under the scheme; and

(f)	in the case of an offer covered by the Second Exemption — specifies:

(i)	the Australian ADI where contributions for the purposes of the contribution plan are held;

(ii)	the length of time they may be held; and

(iii)	the rate of interest payable (if any) on the contributions held in the account; and

17.	“old Corporations Act” has the meaning given by subsection 1410(l);

18.	“Scheme” means the proposal by TNCL under which shares and options in TNCL are to be cancelled in consideration for the issue of shares (or CHESS depositary interests over such shares) and options in the issuer as a result of court approved schemes of arrangement between TNCL and its members and optionholders under Part 5.1 of the Act;

19.	“TNCL” means the News Corporation Limited (ACN 007 910 330); and

20.	“unit” in relation to a share means a legal or equitable right or interest in the share.

Date this 10th day of September 2004

Signed by Justin Sam

as a delegate of the Australian Securities and Investments Commission

Attachment G – Post-Transaction Internal Restructuring diagram

The following chart shows (in simplified form) the structure of the News Group immediately after implementation of the first stage of the Post-Transaction Internal Restructuring. For more information about the internal restructuring which will occur after implementation of the Proposed Transaction, see Section 1.5(a) of the Information Memorandum.(1)

(1)	All percentage figures shown in this chart are based on issued capital expected to be in place on the date of completion, but without regard to any shares issued by News Corporation under its dividend reinvestment plan or an exercise of any executive options in the period from 30 June 2004 to completion of the Proposed Transaction.
(2)	These are reference to the percentage of total voting shares held.
(3)	These are reference to the percentage of total issued shares held.
(4)	At a future date, News Corp US intends that Carlholt will distribute the ownership of the News Group’s non-Australian businesses from Carlholt to News Corp US. The effect of that transfer will be that those non-Australian businesses will then sit at the same level as Carlholt in the structure of the News Group.

G-1

Exhibit C

Memorandum to Holders and Beneficial Owners of

News Corporation ADSs

News Corporation is proposing to establish a new corporate structure that would result in a new US company becoming the parent company for News Corporation with a primary listing on the New York Stock Exchange and secondary listings on the Australian Stock Exchange and the London Stock Exchange (the “Reorganisation”). In addition to the Reorganisation, News Corporation would also acquire from the Murdoch family trusts certain companies holding the 58.34% shareholding in Queensland Press Pty Ltd (“QPL”) not already owned by News Corporation (the Reorganisation and the QPL transaction together being the “Proposed Transaction”).

A special committee of non-executive directors of the News Corporation Board of Directors was formed to evaluate the Proposed Transaction. The Special Committee and the News Corporation Board of Directors both have unanimously recommended the approval of the Proposed Transaction. The News Corporation Board has determined that the Proposed Transaction is in the best interests of shareholders and optionholders and also obtained a report from an independent expert concluding that (in its judgement, having regard to the benefits, and despite the possibility of some adverse short-term impacts) the Reorganisation is in the best interests of shareholders and optionholders. The Independent Expert has also concluded that the QPL transaction is on terms that the Independent Expert considers to be fair and reasonable for the acquisition of a controlling interest in QPL.

Separate meetings of the ordinary and preferred shareholders and optionholders will be held to approve the schemes of arrangement and related capital reduction necessary to implement the Proposed Transaction. A form of the notices of the meetings accompanies this document. Approval by 75% of the votes cast and a majority in number of the shareholders who vote at each meeting is necessary for approval. Unless you elect otherwise, by voting your proxy, your vote will count in both tallies. If the proposed transaction is approved, you will receive two shares of Voting Common Stock for each American Depositary Share representing Ordinary Shares of News Corporation and two shares of Non-Voting Common Stock for each American Depositary Share representing Preferred Limited Voting Ordinary Shares of News Corporation.

Your vote is extremely important

Please see the accompanying Information Memorandum for a more detailed description of the matters for which your vote is sought. Please also see the

Depositary’s Notice and the How to Vote portion of this Memorandum for instructions on how to vote.

Questions and Answers

These questions and answers are directed particularly at owners of News Corporation ADSs. They set out answers to some basic questions applicable to you. Additional information regarding the meetings is set forth in the Depositary’s Notice, and additional questions and answers, and a more detailed description of the Proposed Transaction, are set forth in the Information Memorandum enclosed herewith (the “Information Memorandum”). Should you have any questions on how to give voting instructions in respect of the Proposed Transaction, or if you have not received any of the documents discussed in this document, please contact the information agent, Georgeson Shareholder Communications, Inc. at 1-800-506-7142 between 8.30 a.m. and 5.30 p.m. (New York time) on any New York business day.

What matters will be considered at the AGM?

At the AGM, which will be held at 10 a.m. (Adelaide time) on October 26, 2004, shareholders of News Corporation will receive and consider the financial report of News Corporation and will vote to elect five directors of News Corporation. Only holders of News Corporation Ordinary Shares on the Australian record date will be entitled to vote at the AGM and only holders of Ordinary ADSs as of the ADS record date will be entitled to give voting instructions in respect of the items to be voted at the AGM. If the Proposed Transaction is approved, the directors of News Corporation as at the date the Schemes are implemented will become the directors of News Corp US (as defined below) following the effective date of the Proposed Transaction.

What is the Proposed Transaction?

The Proposed Transaction involves the establishment of a new corporate structure for News Corporation. A new company incorporated in the United States (“News Corp US”) will acquire, through a subsidiary, all of the shares in News Corporation and, in exchange, existing News Corporation shareholders and optionholders will receive shares and options in News Corp US (the “Reorganisation”).

Immediately prior to, and in conjunction with, the implementation of the Reorganisation, News Corp US will acquire the Cruden Group (as defined in the Information Memorandum) from certain trusts, the beneficiaries of which include Mr. K. Rupert Murdoch, members of his family and certain charities (the “Murdoch Trusts”) in return for shares in News Corp US.

For more detail on the Proposed Transaction, see the Information Memorandum.

What will I receive if the Proposed Transaction is approved?

Holders of Ordinary ADSs will receive two shares of Voting Common Stock in News Corp US for each Ordinary ADS held. Holders of Preferred ADSs will receive two shares of Non-Voting Common Stock in News Corp US for each Preferred ADS held.

How will the Proposed Transaction be voted upon and reviewed?

The Proposed Transaction involves schemes of arrangement under Australian law between News Corporation and its shareholders and optionholders (the “Schemes”) and an associated share cancellation (the “Capital Reduction”). Three meetings for shareholders (other than the

Murdoch Family and their associates) will be held with respect to the Schemes: a class meeting of Ordinary Shareholders, a class meeting of Preferred Shareholders, and a class meeting of Optionholders (the “Scheme Meetings”). The Murdoch Family and their associates will vote at separate meetings. In order to become effective, the Schemes must be approved at each of the Scheme Meetings, and then by the Federal Court of Australia. The Scheme relating to Ordinary Shares and Preferred Shares must be approved by a majority in number of those shareholders who vote at each meeting in person or by proxy, attorney or corporate representative and by shareholders holding at least 75% of the votes cast at the meeting in person or by proxy, attorney or corporate representative. The Capital Reduction (involving the cancellation of all shares of News Corporation other than those held by News Corp US) must be approved by a special resolution passed at a meeting of all Ordinary and Preferred Shareholders (including members of the Murdoch Family and their associates) (the “Capital Reduction Meeting”). The Scheme Meetings and Capital Reduction Meeting are to be held in Adelaide on October 26, 2004 commencing immediately following the conclusion of the AGM. Subject to satisfaction of the regulatory and other conditions and the outcome of the meetings, the Court hearing to consider whether to approve the Schemes is set for November 3, 2004. If the Court hearing proceeds and the Schemes are approved by the Court, it is expected that the Proposed Transaction would be implemented within 10 business days after Court approval.

Can I vote my ADSs at the Scheme Meetings and Capital Reduction Meeting?

If you are a holder of Ordinary ADSs, as of the ADS record date, you will be entitled to give instructions to the Depositary to vote at the Scheme Meeting being held with respect to the Ordinary Shares, as well as at the Capital Reduction Meeting.

If you are a holder of Preferred ADSs as of the ADS record date, you will be entitled to give instructions to the Depositary to vote at the Scheme Meeting being held with respect to the Preferred Shares, as well as at the Capital Reduction Meeting.

What is the record date for my being able to vote as an ADS holder?

Holders and Beneficial Owners of ADSs as of the close of business in New York on September 15, 2004 will be entitled, subject to applicable provisions of the laws of Australia and the Constitution of News Corporation, the provisions of or governing the Deposited Securities (as defined herein), and the terms of the applicable Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights pertaining to the Ordinary Shares or Preferred Shares represented by their ADSs.

Have any special procedures been put into place in connection with voting by ADS holders at the AGM and the Scheme Meetings and Capital Reduction Meeting?

Yes. Unlike meetings at which a vote of only a specified percentage of shares present is necessary for approval of a proposal, approval of the Schemes will also require the vote by a majority in number of those shareholders who vote at each Scheme Meeting in person or by proxy, attorney or corporate representative. Because all of the Ordinary Shares and Preferred Shares underlying ADSs are currently held by the Depositary through its custodian, Citicorp Nominees Pty Limited, in the absence of a special procedure your votes in the Scheme Meetings would count for the purpose of determining whether the Schemes had been approved by at least 75% of the votes cast at the meetings, but would not count in determining whether the Schemes had been approved by a majority in number of the shareholders who vote at each class meeting. In order to assist you in having your vote count to the same extent as if you were a direct holder of the News Corporation shares underlying your ADSs, the Depositary (Citibank, N.A.) has established a procedure whereby, for the purposes of the votes, if you hold your ADSs on the ADS record date, continue to hold your ADSs as of the Australian record date and provide timely voting instructions to the Depositary, you will be designated as the custodian for the News Corporation Ordinary Shares or Preferred Shares underlying the ADSs you beneficially own, and certain affiliates of Citibank, N.A. will vote your News Corporation Ordinary Shares or Preferred Shares as your attorneys-in-fact. Following the votes, the shares will be transferred back to the custodianship of Citicorp Nominees Pty Limited. Should you provide timely voting instructions with respect to any ADSs to the Depositary and then sell such ADSs prior to the Australian record date, the News Corporation Ordinary Shares and Preferred Shares reflected by your ADSs will still be voted by Citicorp Nominees Pty Limited as custodian for the ADR facility, but your vote will not count for purposes of determining the number of shareholders who have voted at the Scheme Meetings.

Do I need to do anything special in connection with this special procedure?

No. By voting as described above and in the Depositary’s Notice with respect to the Scheme Meetings, the procedures will be implemented. No other action on your part will be required.

What will happen pursuant to the special procedure?

By providing voting instructions to the Depositary, you will be instructing the Depositary to appoint you as custodian for the News Corporation shares underlying your ADSs (the “Deposited Securities”) under the terms of the applicable Deposit Agreement and to register the Deposited Securities represented by the ADSs beneficially owned by you as of the Australian record date in your name. Under the terms of the applicable Deposit Agreement, you have appointed certain affiliates of Citibank, N.A. as your attorneys-in-fact to take any and all actions necessary to vote such Deposited Securities on your behalf as registered owners of such Deposited Securities. Any transfer of ADSs between the ADS record date and the Australian record date will invalidate these instructions.

Except as described below, by voting your ADSs, you will become the registered legal owner of the Deposited Securities represented by your ADSs and shall, as described in the applicable Deposit Agreement and by virtue of having provided valid voting instructions to the Depositary, (i) confirm that you are a party to the Deposit Agreement and bound by its terms and conditions, (ii) agree to hold the Deposited Securities registered in your name as custodian under the terms of the applicable Deposit Agreement for the period of such registration, (iii) consent to being a member of News Corporation for the period during which the News Corporation Ordinary Shares or Preferred Shares are registered in the your name, and (iv) authorize the disclosure of your name, address and securities holdings to the Depositary and to News Corporation. Every owner of ADSs as of the ADS record date, by virtue of being a party to the applicable Deposit Agreement, grants pursuant to the terms of such Deposit Agreement a durable power of attorney more fully described in the Depositary’s Notice, to act as the ADS owner’s attorney-in-fact with power to take any and all actions, and to adopt any and all procedures, deemed necessary or appropriate by the attorney-in-fact to carry out or implement the voting instructions received from the ADS owner.

Am I required to become the registered legal owner of the Deposited Securities represented by my ADSs?

No. By checking the box on the election form, or otherwise indicating in your voting instructions as described in the Depositary’s Notice, you can elect to have the Deposited Securities underlying your ADSs remain registered in the name of Citicorp Nominees Pty Limited as custodian. If you choose this option, however, your vote will not count in determining whether the Schemes had been approved by a majority in number of the shareholders who vote at each Scheme Meeting. If you desire that your vote count for all purposes, do not make this election.

What do I do if I want to attend the shareholder meetings in person?

If you own ADSs and you wish to attend the shareholder meetings in person, you will need to arrange for the cancellation of your ADSs to become the owner of the News Corporation shares represented by your ADSs as of the Australian record date. Alternatively, if you become the registered holder of the Deposited Securities under the special ADS voting procedure described above, you will also be able to attend the shareholder meeting.

What do I do if I have any questions?

Should you have any remaining questions or if you have not received any of the documents discussed in this Memorandum, please contact the information agent we have appointed, Georgeson Shareholder Communications, Inc. at 1-800-506-7142 between 8.30 a.m. and 5.30 p.m. (New York time) on any New York business day.

HOW TO VOTE AMERICAN DEPOSITARY SHARES

If you own ADSs, there are four alternative ways to vote:

1)	Through the Internet: if you are a registered Holder of ADSs (i.e., you do not hold your ADSs through a custodian, broker or other agent), follow these instructions:

•	Access the World Wide Web site: http://www.citibank.com/adr;

•	Click on “Investors” and then click on “Voting by Internet”;

•	Input the “Voter Control Number” (printed on the reverse side of your Voting Instructions Card); and

•	Complete the voting instructions provided on the Internet site by the ADS Voting Instructions Deadline (which is 5.00 pm (New York time) on October 14, 2004).

If you hold your ADSs through a custodian, broker or other agent and you wish to vote through the Internet, you should refer to the information provided by your agent.

2)	On the Telephone: if you are a registered Holder of ADSs (i.e. you do not hold your ADSs through a custodian, broker or other agent), follow these instructions:

•	Call the telephone voting access number: 1-877-779-8683;

•	Press the “Voter Control Number” (printed on the reverse side of your Voting Instructions Card); and

•	Complete the voting instructions as indicated on a recording by the ADS Voting Instructions Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote on the telephone, you should refer to the information provided by your agent.

3)	By Mailing the Voting Instructions Card: if you are a registered Holder of ADSs (i.e., you do not hold your ADSs through a custodian, broker or other agent), follow these instructions:

•	Complete all of the required information on the Voting Instructions Card;

•	Sign the Voting Instructions Card; and

•	Return the Voting Instructions Card by the ADS Voting Instructions Deadline to Citibank, N.A. as follows:

•	If by regular U.S. mail, to: News Corporation, c/o Citibank Shareholder Services, P.O. Box 8004, Edison, N.J. 08818-9323.

•	If by overnight courier, to: Citibank Proxy Services, 200 McGaw Drive, Edison, N.J. 08837 – Attn: Charles R. Wright (Telephone Number: 732-512-3023).

If you hold your ADSs through a custodian, broker or other agent and you wish to vote by means of a Voting Instructions Card, you should refer to the information provided by your agent.

4)	Moreover, you may attend the shareholder meetings in person in Adelaide, Australia. Please see the instructions in the Questions and Answers portion of this Memorandum.

Please take note of the following when you are giving voting instructions to the Depositary:

•	If your vote as to an issue is to “Abstain”, you are directing the Depositary not to vote on your behalf on a show of hands or on a poll and your vote(s) will not be counted in computing the required majority on a poll.

•	If you sign and timely return to the Depositary the Voting Instructions Card but fail to provide specific voting directions as to an issue, you shall be deemed to have directed the Depositary to appoint the Chairman of each of the meetings to vote the Deposited Securities represented by your ADSs as the Chairman sees fit. News Corporation has informed the Depositary that the Chairman of the meetings intends to vote “FOR” each of the issues brought to vote.

If you have any questions about the way in which voting instructions may be delivered to the Depositary, please contact the information agent, Georgeson Shareholder Communications, Inc. at 1-800-506-7142.

The News Corporation Limited
ABN 40 007 910 330

NOTICES OF MEETINGS

This booklet contains notices of the following meetings to be held on Tuesday, 26 October 2004 at the Grand Ballroom of The Hilton International Hotel, 233 Victoria Square, Adelaide, South Australia:

1.      Annual General Meeting

2.      Share Scheme Meeting (Ordinary Shareholders, other than the Murdoch Family & their Associates)

3.      Share Scheme Meeting (Preferred Shareholders, other than the Murdoch Family & their Associates)

4.      Meeting of Ordinary Shareholders and Preferred Shareholders

The matters to be considered at the meetings referred to in the meetings numbered 2 to 4 above are explained in the Information Memorandum accompanying these notices of meeting.

The News Corporation Limited
ABN 40 007 910 330

1.	NOTICE OF ANNUAL GENERAL MEETING 2004

Notice is given that the twenty-fifth Annual General Meeting (AGM) of shareholders of The News Corporation Limited (Company) will be held at the Grand Ballroom of the Hilton International Hotel, 233 Victoria Square, Adelaide, South Australia on Tuesday 26 October 2004 at 10.00 am (Adelaide time).

ORDINARY BUSINESS

Receipt of Accounts and Reports

To receive and consider the financial report of the Company (and the Group) for the year ended 30 June 2004, together with the reports of the Company’s directors and auditor.

Election of Directors

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

1.	That Mr KE Cowley, who retires by rotation in accordance with Article 79(1)(a) of the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.

2.	That Mr DF DeVoe, who retires by rotation in accordance with Article 79(1)(a) of the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.

3.	That Mr V Dinh, who was appointed as a director of the Company since the last annual general meeting of the Company and retires in accordance with Article 77(4) of the Constitution and, being eligible, offers himself for election, be elected as a director of the Company.

4.	That Mr PL Barnes, who was appointed as a director of the Company since the last annual general meeting of the Company and retires in accordance with Article 77(4) of the Constitution and, being eligible, offers himself for election, be elected as a director of the Company.

5.	That Mr JL Thornton, who was appointed as a director of the Company since the last annual general meeting of the Company and retires in accordance with Article 77(4) of the Constitution and, being eligible, offers himself for election, be elected as a director of the Company.

By Order of the Board

Keith D Brodie

Company Secretary

15 September 2004

Notes:

Business of the AGM

Receipt of Accounts and Reports

The Corporations Act 2001 and the Company’s Constitution require the annual financial report, directors’ report and auditor’s report to be received and considered at the AGM.

Neither the Corporations Act 2001 nor the Company’s Constitution requires a vote on the reports. However, shareholders will have an opportunity to ask questions and make comments on the reports and the Company’s business and operations at the AGM.

Election of Directors

Under Article 79 of the Constitution of the Company and in accordance with the listing rules of Australian Stock Exchange Limited, no director may hold office for a continuous period in excess of 3 years or past the third AGM following the director’s appointment, whichever is the longer, without submitting for re-election. Messrs GC Bible, KE Cowley and DF DeVoe are required to retire as directors at the end of the 2004 AGM but, Messrs KE Cowley and DF DeVoe, being eligible, offer themselves for re-election. Mr GC Bible will not be offering himself for re-election.

Under Article 77(4) of the Constitution of the Company, the directors may appoint any person to be a director to fill a casual vacancy or as an additional director and a director so appointed shall hold office until the end of the next following general meeting and shall be eligible for election at that meeting. Messrs V Dinh, PL Barnes and JL Thorton, who were appointed since the last annual general meeting of the Company, are required to retire as directors at the end of the 2004 AGM but, being eligible, offer themselves for election.

A short summary of the directors’ qualifications is set out on pages 52 to 54 of the Company’s Concise Report.

Who can vote?

All persons registered in the Company’s share register as holders of Ordinary Shares as at 8.00 pm (Adelaide time) on Sunday, 24 October 2004 will be entitled to vote on the resolutions set out in this Notice. Holders of Preferred Shares will not be entitled to vote on these resolutions.

How to vote

See the How to Vote portion of the Memorandum to Holders and Beneficial Owners of News Corporation ADSs that accompanies this Booklet for instructions on how to vote. A registered shareholder can appoint a proxy to attend and vote at the meetings. A proxy need not be a member of the Company. A registered shareholder who is entitled to cast two or more votes may appoint two or more proxies and may specify the proportion or number of votes each proxy is appointed to exercise. An ADS owner, if registered as a shareholder, will have a proxy appointed for it by Citibank, N.A., acting as attorney. Proxy forms that are completed and signed by Citibank, N.A. under power of attorney granted by ADS owners through this process will be lodged at the Company’s share registry in New York, Citibank, N.A., at 388 Greenwich Street, 14th floor, New York, NY, 10013 USA.

The News Corporation Limited
ABN 40 007 910 330

2.	NOTICE OF SHARE SCHEME MEETING OF ORDINARY SHAREHOLDERS
(OTHER THAN THE MURDOCH FAMILY & THEIR ASSOCIATES)

Notice is given that in accordance with an order of the Federal Court of Australia (Court) made on 15 September 2004 pursuant to section 411 of the Corporations Act 2001, a meeting of holders of ordinary shares of The News Corporation Limited (Company) (other than the Murdoch Family and their associates) will be held at the Grand Ballroom of the Hilton International Hotel, 233 Victoria Square, Adelaide, South Australia on Tuesday 26 October 2004 at 10.30 am (Adelaide time) or as soon thereafter as the Company’s annual general meeting has concluded or been adjourned, for the purpose of considering and, if thought fit, passing the following resolution:

“That, conditional upon approval by Optionholders of the Option Scheme, and by Shareholders of the Capital Reduction, the Share Scheme proposed to be entered into between the Company on the one hand and the Ordinary Shareholders and Preferred Shareholders on the other (which Share Scheme is contained in the Information Memorandum accompanying this Notice) is, for the purposes of section 411 of the Corporations Act 2001, agreed to (with or without any modification as approved by the Court). Terms used in this resolution have the meanings given in the Information Memorandum.”

By Order of the Board

Keith D Brodie

Company Secretary

15 September 2004

Notes:

Who can vote?

All persons registered in the Company’s share register as holders of Ordinary Shares as at 8.00 pm (Adelaide time) on Sunday, 24 October 2004, other than members of the Murdoch Family or their associates, will be entitled to vote on the resolution set out in this Notice.

Required majority

The resolution must be passed at the meeting by:

•	a majority in number of shareholders present and voting (either in person or by proxy, attorney or corporate representative) at the meeting; and

•	at least 75% of the total number of votes cast at the meeting.

Note, however, that all other classes of shareholders voting on the Share Scheme must also approve the Share Scheme by the required majority.

How to vote

See the How to Vote portion of the Memorandum to Holders and Beneficial Owners of News Corporation ADSs that accompanies this Booklet for instructions on how to vote. A registered shareholder can appoint a proxy to attend and vote at the meetings. A proxy need not be a member of the Company. A registered shareholder who is entitled to cast two or more votes may appoint two or more proxies and may specify the proportion or number of votes each proxy is appointed to exercise. An ADS owner, if registered as a shareholder, will have a proxy appointed for it by Citibank, N.A., acting as attorney. Proxy forms that are completed and signed by Citibank, N.A. under power of attorney granted by ADS owners through this process will be lodged at the Company’s share registry in New York, Citibank, N.A. at 388 Greenwich Street, 14th floor, New York, NY, 10013 USA.

Court approval and conditions precedent

In accordance with section 411(4)(b) of the Corporations Act 2001, in order to become effective, the Share Scheme must be approved by the Court. If the resolutions put to the Share Scheme meetings are passed by the required majorities, and all relevant conditions precedent (including those set out in Section 6.5 of the Information Memorandum) are satisfied or (where applicable) waived, the Company intends to apply to the Court for the necessary orders to give effect to the Share Scheme.

The News Corporation Limited
ABN 40 007 910 330

3.	NOTICE OF SHARE SCHEME MEETING OF PREFERRED SHAREHOLDERS
(OTHER THAN THE MURDOCH FAMILY & THEIR ASSOCIATES)

Notice is given that in accordance with an order of the Federal Court of Australia (Court) made on 15 September 2004 pursuant to section 411 of the Corporations Act 2001, a meeting of holders of preferred limited voting ordinary shares of The News Corporation Limited (Company) (other than the Murdoch Family and their associates) will be held at the Grand Ballroom of the Hilton International Hotel, 233 Victoria Square, Adelaide, South Australia on Tuesday 26 October 2004 at 10.45 am(Adelaide time) or as soon thereafter as the share scheme meeting of holders of ordinary shares (other than the Murdoch Family and their associates) has concluded or been adjourned, for the purpose of considering and, if thought fit, passing the following resolution:

“That, conditional upon approval by Optionholders of the Option Scheme, and by Shareholders of the Capital Reduction, the Share Scheme proposed to be entered into between the Company on the one hand and the Ordinary Shareholders and Preferred Shareholders on the other (which Share Scheme is contained in the Information Memorandum accompanying this Notice) is, for the purposes of section 411 of the Corporations Act 2001, agreed to (with or without any modification as approved by the Court). Terms used in this resolution have the meanings given in the Information Memorandum.”

By Order of the Board

Keith D Brodie

Company Secretary

15 September 2004

Notes:

Who can vote?

All persons registered in the Company’s share register as holders of Preferred Shares as at 8.00 pm (Adelaide time) on Sunday, 24 October 2004, other than members of the Murdoch Family or their associates, will be entitled to vote on the resolution set out in this Notice.

Required majority

The resolution must be passed at the meeting by:

•	a majority in number of shareholders present and voting (either in person or by proxy, attorney or corporate representative) at the meeting; and

•	at least 75% of the total number of votes cast at the meeting.

Note, however, that all other classes of shareholders voting on the Share Scheme must also approve the Share Scheme by the required majority.

How to vote

See the How to Vote portion of the Memorandum to Holders and Beneficial Owners of News Corporation ADSs that accompanies this Booklet for instructions on how to vote. A registered shareholder can appoint a proxy to attend and vote at the meetings. A proxy need not be a member of the Company. A registered shareholder who is entitled to cast two or more votes may appoint two or more proxies and may specify the proportion or number of votes each proxy is appointed to exercise. An ADS owner, if registered as a shareholder, will have a proxy appointed for it by Citibank, N.A., acting as attorney. Proxy forms that are completed and signed by Citibank, N.A. under power of attorney granted by ADS owners through this process will be lodged at the Company’s share registry in New York, Citibank, N.A., at 388 Greenwich Street, 14th floor, New York, NY, 10013 USA.

Court approval and conditions precedent

In accordance with section 411(4)(b) of the Corporations Act 2001, in order to become effective, the Share Scheme must be approved by the Court. If the resolutions put to the Share Scheme meetings are passed by the required majorities, and all relevant conditions precedent (including those set out in Section 6.5 of the Information Memorandum) are satisfied or (where applicable) waived, the Company intends to apply to the Court for the necessary orders to give effect to the Share Scheme.

The News Corporation Limited
ABN 40 007 910 330

4.	NOTICE OF MEETING OF ORDINARY SHAREHOLDERS AND PREFERRED SHAREHOLDERS

Notice is given that a meeting of the holders of ordinary shares and the holders of preferred limited voting ordinary shares of The News Corporation Limited (Company) will be held at the Grand Ballroom of the Hilton International Hotel, 233 Victoria Square, Adelaide, South Australia on Tuesday 26 October 2004 at 11.00 am(Adelaide time) or as soon thereafter as the share scheme meeting of holders of preferred limited voting ordinary shares (other than the Murdoch Family and their associates) has concluded or been adjourned, for the purpose of considering and, if thought fit, passing the following resolution as a special resolution:

“That, conditional upon approval by Shareholders of the Share Scheme, and by Optionholders of the Option Scheme, the capital of the Company be reduced by cancelling all of the Ordinary Shares and all of the Preferred Shares in the capital of the Company, such reduction and cancellation to take effect upon implementation of the Share Scheme as described in the Share Scheme. Terms used in this resolution have the meanings given in the Information Memorandum.”

By Order of the Board

Keith D Brodie

Company Secretary

15 September 2004

Notes:

Who can vote?

All persons registered in the Company’s share register as holders of Ordinary Shares and/or Preferred Shares as at 8.00 pm (Adelaide time) on Sunday, 24 October 2004 will be entitled to vote on the resolution set out in this Notice.

Required majority

In accordance with section 256C(2)(a) of the Corporations Act 2001, the resolution must be passed by at least 75% of the votes cast by the shareholders present (either in person or by proxy, attorney or corporate representative) at the meeting and entitled to vote on the resolution set out in this Notice.

How to vote

See the How to Vote portion of the Memorandum to Holders and Beneficial Owners of News Corporation ADSs that accompanies this Booklet for instructions on how to vote. A registered shareholder can appoint a proxy to attend and vote at the meetings. A proxy need not be a member of the Company. A registered shareholder who is entitled to cast two or more votes may appoint two or more proxies and may specify the proportion or number of votes each proxy is appointed to exercise. An ADS owner, if registered as a shareholder, will have a proxy appointed for it by Citibank, N.A., acting as attorney. Proxy forms that are completed and signed by Citibank, N.A. under power of attorney granted by ADS holders through this process will be lodged at the Company’s share registry in New York, Citibank, N.A., at 388 Greenwich Street, 14th floor, New York, NY, 10013 USA.

Exhibit D

Depositary’s Notice of

Shareholders’ Meetings of

The News Corporation Limited

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) and representing Ordinary Shares of The News Corporation Limited.
ADS CUSIP No.:	652487703
ADS Record Date:	September 15, 2004.
ADS Voting Instructions Deadline:	On or before 5:00 P.M. (New York City time) on October 14, 2004.
Australian Record Date:	October 24, 2004.
Meetings’ Specifics:

Annual General Meeting of Shareholders – October 26, 2004 at 10:00 A.M. (Adelaide time).

Share Scheme Meeting of Ordinary Shareholders – October 26, 2004 not before 10:30 A.M. (Adelaide time).*

Capital Reduction Meeting – October 26, 2004 not before 11:00 A.M. (Adelaide time).*

All the Meetings above (collectively, the “Meetings”) will be held in the Grand Ballroom of the Hilton International Hotel, 233 Victoria Square, Adelaide, South Australia.

* Each of the Meetings following the Annual General Meeting will commence at the later of the time indicated above or the end of the preceding Meeting.

Meetings Agendas:	Please refer to the Meeting Materials enclosed herewith.
Deposited Securities:	Ordinary shares of The News Corporation Limited, a corporation organized and existing under the laws of Australia (the “Company”).
ADS Ratio:	4 Shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citicorp Nominees Pty Ltd. – Melbourne, Australia.
Deposit Agreement:

Amended and Restated Deposit Agreement, dated as of October 29, 1996, by and among the Depositary, the Company and the Holders of ADRs evidencing ADSs issued thereunder, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of September 8, 2004 (as so amended, the “Deposit Agreement”). Capitalized terms used but not defined herein shall have the meaning given to such terms in the Deposit Agreement

Information Agent:	Georgeson Shareholder Communications, Inc. (1-800-506-7142).

To be counted, your Voting Instructions need to be received by the Depositary prior to 5:00 P.M. (New York City time) on October 14, 2004.

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Enclosed you will find a copy of an Information Memorandum, dated September 15, 2004 (the “Information Memorandum”), and a Memorandum to Holders and Beneficial Owners of News Corporation Limited ADSs, dated September 15, 2004 (the “ADR Memorandum”) with Notices of Meetings attached (the “Notices”, and together with the Information Memorandum and the ADR Memorandum, the “Meeting Materials”) each of which were provided to us by the Company for distribution to Holders and Beneficial Owners of ADSs.

Holders of ADSs as of the close of business in New York on the ADS Record Date will be entitled, subject to applicable provisions of the laws of Australia and the Memorandum and Articles of Association of the Company, the provisions of or governing the Deposited Securities, and the terms of the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by their ADSs in the manner described below and prior to the ADS Voting Instructions Deadline. Beneficial Owners of ADSs as of the ADS Record Date who are not the Holders of record of their ADSs (i.e., on account of holding the ADSs in an account maintained by a custodian, bank, broker or other agent or nominee (a “Nominee Institution”)) and who wish to give voting instructions to the Depositary must instruct their Nominee Institutions to provide voting instructions to the Depositary in the manner described below.

Voting of Deposited Securities as Registered Legal Owners of Deposited Securities

For reasons more fully described in the Meeting Materials, the Company has requested that the Depositary enable Beneficial Owners of ADSs (including Beneficial Owners that are also Holders of record of their ADSs) to vote as registered legal owners of the Deposited Securities represented by their ADSs. In order to accommodate this request, the Depositary has established a procedure whereby Beneficial Owners of ADSs as of the ADS Record Date, who continue to hold their ADSs as of the Australian Record Date and who timely provide the Depositary with voting instructions, will be voting as registered legal owners of the Deposited Securities represented by their ADSs, unless they affirmatively elect to vote as Beneficial Owners of ADSs (in the manner described below). To facilitate this procedure, the Deposit Agreement was amended to provide that every Beneficial Owner becomes a party to the Deposit Agreement as of the ADS Record Date and grants pursuant to the terms of the Deposit Agreement a durable power of attorney to, among others, the Depositary, the custodian of the Deposited Securities, and any nominee or designee of any of them, to act as the Beneficial Owner’s attorney-in-fact with power to take any and all actions, and to adopt any and all procedures, deemed necessary or appropriate to carry out or implement the voting instructions received from the Beneficial Owner. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement. If you wish to receive a copy of the Deposit Agreement, please consult the website of the Securities and Exchange Commission (www.sec.gov) to download a copy of the Deposit Agreement filed under cover of Form F-6 and the relevant amendments thereto, or contact the Information Agent at the number set forth below.

Upon the terms described in the Deposit Agreement, every Beneficial Owner of ADSs as of the ADS Record Date who provides valid voting instructions to the Depositary and does not affirmatively elect to vote as an owner of ADSs confirms that the Beneficial Owner is a party to the Deposit Agreement and is bound by its terms and conditions as of the ADS Record Date, agrees to hold the Deposited Securities registered in the name of the Beneficial Owner as Custodian under the terms of the Deposit Agreement for the period of such registration, consents to being a member of the Company for the period during which the Deposited Securities are registered in the name of the Beneficial Owner, and authorizes and directs the disclosure to the Depositary and the Company of the Beneficial Owner’s name, address and securities holdings.

Nominee Institutions will be required to disclose Beneficial Owner information to the Depositary and the Company when instructing the Depositary to vote the Deposited Securities on behalf of Beneficial Owners as the registered legal owners of the Deposited Securities. Failure to so provide the Beneficial Owner information to the Depositary and the Company will constitute an election to vote as an owner of ADSs (and not

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as a registered legal owner) in the manner described below. Nominee Institutions will be required to confirm to the Depositary that the Beneficial Owners who have provided voting instructions continue to own ADSs as of the close of business on the last trading day before the Australian Record Date. Failure to so confirm the continued ownership of ADSs will constitute an election to vote as owner of ADSs (and not as a registered legal owner of Deposited Securities) in the manner described below.

Upon timely receipt of valid voting instructions from a Beneficial Owner which do not contain an affirmative election to vote as ADS owner and after receipt of confirmation of continued ownership of the relevant ADSs, the Depositary shall arrange immediately prior to the Australian Record Date, to appoint the Beneficial Owner as Custodian under the Deposit Agreement, arrange for the registration of the applicable Deposited Securities in the name of the Beneficial Owner and cause a proxy to be completed and delivered on behalf of the Beneficial Owner to the Company. Immediately following the Australian Record Date, the Depositary shall cause the applicable Deposited Securities to be re-registered in the name of Citicorp Nominees Pty Ltd., as Custodian, and shall terminate the custodianship of the Beneficial Owner. In the event that any or all of the Meetings are postponed or adjourned to another date for any reason, and the postponement or adjournment does not require the setting of a new ADS Record Date, the procedures described above and in Section 4.07 of the Deposit Agreement shall be also deemed applicable to the postponed or adjourned Meeting or Meetings, provided that, in the reasonable judgment of the Company, such procedures shall not adversely affect the Holders or Beneficial Owners in any material respect and are not inconsistent with any requirement of Australian or other applicable law (including any requirement to set a new Australian Record Date for the postponed or adjourned meetings). Insofar as the custodianship of the Beneficial Owners and the registration of the Deposited Securities are scheduled to take place, and the re-registration of the Deposited Securities in the name of Citicorp Nominees Pty Ltd. and the termination of the Beneficial Owners’ custodianship are scheduled to be completed outside the standard hours for trading and settlement of ADSs, the voting by Beneficial Owners as the registered legal owners of Deposited Securities is not expected to affect the ability of Beneficial Owners to trade ADSs or to settle any trades in ADSs.

Voting of Deposited Securities as ADS Owners

Upon timely receipt of valid voting instructions from a Holder of ADSs as of the ADS Record Date who has affirmatively elected to vote as an ADS owner (and not as a registered legal owner of Deposited Securities), the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which voting instructions have been received in accordance with the voting instructions so received. As noted above, a Beneficial Owner who provides timely and valid voting instructions to the Depositary and who does not affirmatively elect to vote as an owner of ADSs will, nevertheless, be deemed to have made such election, and the Depositary will treat such Beneficial Owner to have elected to vote as an ADS owner (and not as a registered legal owner of Deposited Securities) if (i) the Beneficial Owner transfers, before the close of business on the last trading day before the Australian Record Date, any of the ADSs owned as of the ADS Record Date, or (ii) the Beneficial Owner’s Nominee Institution (if any) fails to provide the Beneficial Owner information to the Depositary, or (iii) the Beneficial Owner’s Nominee Institution (if any) does not confirm to the Depositary the Beneficial Owner’s continued ownership of ADSs as of the close of business on the last trading day before the Australian Record Date, or (iv) an adjournment or postponement of any of the Meetings occurs, the Company is required to set a new Australian Record Date for the postponed or adjourned Meetings, and the Company decides in its reasonable judgment that it is not practicable to register the Beneficial Owner as registered legal owner of the Deposited Securities on or before the new Australian Record Date for the adjourned or postponed Meetings.

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Voting Instructions By Phone, Internet or Voting Instructions Card

As a Beneficial Owner of ADSs as of the ADS Record Date, you will be able to provide the Depositary with voting instructions in the following ways:

Through the Internet: if you are a registered Holder of ADSs (i.e., you do not hold your ADSs through a Nominee Institution), follow these instructions:

•	Access the World Wide Web site: http://www.citibank.com/adr;

•	Click on “Investors” and then click on “Voting by Internet”;

•	Input the “Voter Control Number” printed on the reverse side of your Voting Instructions Card; and

•	Complete the voting instructions provided on the Internet site by the ADS Voting Instructions Deadline.

•	If you hold your ADSs through a Nominee Institution and you wish to vote through the Internet, you should refer to information provided by your Nominee Institution.

On the Telephone: if you are a registered Holder of ADSs (i.e., you do not hold your ADSs through a Nominee Institution), follow these instructions:

•	Call the telephone voting access number: 1-877-779-8683;

•	Enter the “Voter Control Number” printed on the reverse side of your Voting Instructions Card; and

•	Complete the voting instructions as indicated on a recording by the ADS Voting Instructions Deadline.

•	If you hold your ADSs through a Nominee Institution and you wish to vote on the telephone, you should refer to the information provided by your Nominee Institution.

By Mailing the Voting Instructions Card: if you are a Registered Holder of ADSs (i.e., you do not hold your ADSs through a Nominee Institution), follow these instructions:

•	Complete all of the required information on the Voting Instructions Card;

•	Sign the Voting Instructions Card; and

•	Return the Voting Instructions Card by the ADS Voting Instructions Deadline to Citibank, N.A. as follows:

–	If by regular U.S. mail, to: The News Corporation Limited, c/o Citibank Shareholder Services, P.O. Box 8004, Edison, N.J. 08818-9323.

–	If by overnight courier, to: Citibank Proxy Services, 200 McGaw Drive, Edison, N.J. 08837 – Attn: Charles R. Wright (Telephone Number: 732-512-3023).

•	If you hold your ADSs through a Nominee Institution and you wish to vote by means of a Voting Instructions Card, you should refer to the information provided by your Nominee Institution.

Please take note of the following when you are giving voting instructions to the Depositary:

•	If your vote as to an issue is to “Abstain”, you are directing the Depositary not to vote on your behalf on a show of hands or on a poll and your vote(s) will not be counted in computing the required majority on a poll.

•	If you sign and timely return to the Depositary the Voting Instructions Card but fail to provide specific voting direction as to an issue, you shall be deemed to have directed the Depositary to appoint the Chairman of each of the Meetings to vote the Deposited Securities represented by your ADSs as the Chairman sees fit. The Company has informed the Depositary that the Chairman of the Meetings intends to vote “FOR” each of the issues brought to vote.

The information contained herein and enclosed herewith with respect to the Meetings has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meetings.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact the Information Agent, Georgeson Shareholder Communications, Inc., at 1-800-506-7142.

Citibank, N.A., as Depositary

September 15, 2004

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Exhibit E

Depositary’s Notice of

Shareholders’ Meetings of

The News Corporation Limited

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) and representing Preferred Limited Voting Ordinary Shares of The News Corporation Limited.

ADS CUSIP No.:	652487802

ADS Record Date:	September 15, 2004.

ADS Voting Instructions Deadline	On or before 5:00 P.M. (New York City time) on October 14, 2004.

Australian Record Date:	October 24, 2004

Meetings’ Specifics:

Share Scheme Meeting of Preferred Shareholders – October 26, 2004 not before 10:45 A.M. (Adelaide time)*.

Capital Reduction Meeting – October 26, 2004 not before 11:00 A.M. (Adelaide time)*.

All the Meetings above (collectively, the “Meetings”) will be held in the Grand Ballroom of the Hilton International Hotel, 233 Victoria Square, Adelaide, South Australia.

* Each of the Meetings following the Annual General Meeting will commence at the later of the time indicated above or the end of the preceding Meeting.

Meetings Agendas:	Please refer to the Meeting Materials enclosed herewith.

Deposited Securities:	Preferred shares of The News Corporation Limited, a corporation organized and existing under the laws of Australia (the “Company”).

ADS Ratio:	4 Shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citicorp Nominees Pty Ltd. – Melbourne, Australia.

Deposit Agreement:

Amended and Restated Deposit Agreement, dated as of December 3, 1996, by and among the Depositary, the Company and the Holders of ADRs evidencing ADSs issued thereunder, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of September 8, 2004 (as so amended, the “Deposit Agreement”). Capitalized terms used but not defined herein shall have the meaning given to such terms in the Deposit Agreement.

Information Agent:	Georgeson Shareholder Communications, Inc. (1-800-506-7142).

To be counted, your Voting Instructions need to be received by the Depositary prior to 5:00 P.M. (New York City time) on October 14, 2004.

1

Enclosed you will find a copy of an Information Memorandum, dated September 15, 2004 (the “Information Memorandum”), and a Memorandum to Holders and Beneficial Owners of News Corporation Limited ADSs, dated September 15, 2004 (the “ADR Memorandum”) with Notices of Meetings attached (the “Notices”, and together with the Information Memorandum and the ADR Memorandum, the “Meeting Materials”) each of which were provided to us by the Company for distribution to Holders and Beneficial Owners of ADSs.

Holders of ADSs as of the close of business in New York on the ADS Record Date will be entitled, subject to applicable provisions of the laws of Australia and the Memorandum and Articles of Association of the Company, the provisions of or governing the Deposited Securities, and the terms of the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by their ADSs in the manner described below and prior to the ADS Voting Instructions Deadline. Beneficial Owners of ADSs as of the ADS Record Date who are not the Holders of record of their ADSs (i.e., on account of holding the ADSs in an account maintained by a custodian, bank, broker or other agent or nominee (a “Nominee Institution”)) and who wish to give voting instructions to the Depositary must instruct their Nominee Institutions to provide voting instructions to the Depositary in the manner described below.

Voting of Deposited Securities as Registered Legal Owners of Deposited Securities

For reasons more fully described in the Meeting Materials, the Company has requested that the Depositary enable Beneficial Owners of ADSs (including Beneficial Owners that are also Holders of record of their ADSs) to vote as registered legal owners of the Deposited Securities represented by their ADSs. In order to accommodate this request, the Depositary has established a procedure whereby Beneficial Owners of ADSs as of the ADS Record Date, who continue to hold their ADSs as of the Australian Record Date and who timely provide the Depositary with voting instructions, will be voting as registered legal owners of the Deposited Securities represented by their ADSs, unless they affirmatively elect to vote as Beneficial Owners of ADSs (in the manner described below). To facilitate this procedure, the Deposit Agreement was amended to provide that every Beneficial Owner becomes a party to the Deposit Agreement as of the ADS Record Date and grants pursuant to the terms of the Deposit Agreement a durable power of attorney to, among others, the Depositary, the custodian of the Deposited Securities, and any nominee or designee of any of them, to act as the Beneficial Owner’s attorney-in-fact with power to take any and all actions, and to adopt any and all procedures, deemed necessary or appropriate to carry out or implement the voting instructions received from the Beneficial Owner. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement. If you wish to receive a copy of the Deposit Agreement, please consult the website of the Securities and Exchange Commission (www.sec.gov) to download a copy of the Deposit Agreement filed under cover of Form F-6 and the relevant amendments thereto, or contact the Information Agent at the number set forth below.

Upon the terms described in the Deposit Agreement, every Beneficial Owner of ADSs as of the ADS Record Date who provides valid voting instructions to the Depositary and does not affirmatively elect to vote as an owner of ADSs confirms that the Beneficial Owner is a party to the Deposit Agreement and is bound by its terms and conditions as of the ADS Record Date, agrees to hold the Deposited Securities registered in the name of the Beneficial Owner as Custodian under the terms of the Deposit Agreement for the period of such registration, consents to being a member of the Company for the period during which the Deposited Securities are registered in the name of the Beneficial Owner, and authorizes and directs the disclosure to the Depositary and the Company of the Beneficial Owner’s name, address and securities holdings.

Nominee Institutions will be required to disclose Beneficial Owner information to the Depositary and the Company when instructing the Depositary to vote the Deposited Securities on behalf of Beneficial Owners as the registered legal owners of the Deposited Securities. Failure to so provide the Beneficial Owner information to the Depositary and the Company will constitute an election to vote as an owner of ADSs (and not as a registered legal owner) in the manner described below. Nominee Institutions will be required to confirm to the Depositary that the Beneficial Owners who have provided voting instructions continue to own ADSs as of the close of business on the last trading day before the Australian Record Date. Failure to so confirm the continued ownership of ADSs will constitute an election to vote as owner of ADSs (and not as a registered legal owner of Deposited Securities) in the manner described below.

2

Upon timely receipt of valid voting instructions from a Beneficial Owner which do not contain an affirmative election to vote as ADS owner and after receipt of confirmation of continued ownership of the relevant ADSs, the Depositary shall arrange immediately prior to the Australian Record Date, to appoint the Beneficial Owner as Custodian under the Deposit Agreement, arrange for the registration of the applicable Deposited Securities in the name of the Beneficial Owner and cause a proxy to be completed and delivered on behalf of the Beneficial Owner to the Company. Immediately following the Australian Record Date, the Depositary shall cause the applicable Deposited Securities to be re-registered in the name of Citicorp Nominees Pty Ltd., as Custodian, and shall terminate the custodianship of the Beneficial Owner.

In the event that any or all of the Meetings are postponed or adjourned to another date for any reason, and the postponement or adjournment does not require the setting of a new ADS Record Date, the procedures described above and in Section 4.07 of the Deposit Agreement shall be also deemed applicable to the postponed or adjourned Meeting or Meetings, provided that, in the reasonable judgment of the Company, such procedures shall not adversely affect the Holders or Beneficial Owners in any material respect and are not inconsistent with any requirement of Australian or other applicable law (including any requirement to set a new Australian Record Date for the postponed or adjourned meetings). Insofar as the custodianship of the Beneficial Owners and the registration of the Deposited Securities are scheduled to take place, and the re-registration of the Deposited Securities in the name of Citicorp Nominees Pty Ltd. and the termination of the Beneficial Owners’ custodianship are scheduled to be completed outside the standard hours for trading and settlement of ADSs, the voting by Beneficial Owners as the registered legal owners of Deposited Securities is not expected to affect the ability of Beneficial Owners to trade ADSs or to settle any trades in ADSs.

Voting of Deposited Securities as ADS Owners

Upon timely receipt of valid voting instructions from a Holder of ADSs as of the ADS Record Date who has affirmatively elected to vote as an ADS owner (and not as a registered legal owner of Deposited Securities), the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which voting instructions have been received in accordance with the voting instructions so received.

As noted above, a Beneficial Owner who provides timely and valid voting instructions to the Depositary and who does not affirmatively elect to vote as an owner of ADSs will, nevertheless, be deemed to have made such election, and the Depositary will treat such Beneficial Owner to have elected to vote as an ADS owner (and not as a registered legal owner of Deposited Securities) if (i) the Beneficial Owner transfers, before the close of business on the last trading day before the Australian Record Date, any of the ADSs owned as of the ADS Record Date, or (ii) the Beneficial Owner’s Nominee Institution (if any) fails to provide the Beneficial Owner information to the Depositary, or (iii) the Beneficial Owner’s Nominee Institution (if any) does not confirm to the Depositary the Beneficial Owner’s continued ownership of ADSs as of the close of business on the last trading day before the Australian Record Date, or (iv) an adjournment or postponement of any of the Meetings occurs, the Company is required to set a new Australian Record Date for the postponed or adjourned Meetings, and the Company decides in its reasonable judgment that it is not practicable to register the Beneficial Owner as registered legal owner of the Deposited Securities on or before the new Australian Record Date for the adjourned or postponed Meetings.

3

Voting Instructions By Phone, Internet or Voting Instructions Card

As a Beneficial Owner of ADSs as of the ADS Record Date, you will be able to provide the Depositary with voting instructions in the following ways:

Through the Internet: if you are a registered Holder of ADSs (i.e., you do not hold your ADSs through a Nominee Institution), follow these instructions:

•	Access the World Wide Web site: http://www.citibank.com/adr;

•	Click on “Investors” and then click on “Voting by Internet”;

•	Input the “Voter Control Number” printed on the reverse side of your Voting Instructions Card; and

•	Complete the voting instructions provided on the Internet site by the ADS Voting Instructions Deadline.

•	If you hold your ADSs through a Nominee Institution and you wish to vote through the Internet, you should refer to information provided by your Nominee Institution.

On the Telephone: if you are a registered Holder of ADSs (i.e., you do not hold your ADSs through a Nominee Institution), follow these instructions:

•	Call the telephone voting access number: 1-877-779-8683;

•	Enter the “Voter Control Number” printed on the reverse side of your Voting Instructions Card; and

•	Complete the voting instructions as indicated on a recording by the ADS Voting Instructions Deadline.

•	If you hold your ADSs through a Nominee Institution and you wish to vote on the telephone, you should refer to the information provided by your Nominee Institution.

By Mailing the Voting Instructions Card: if you are a Registered Holder of ADSs (i.e., you do not hold your ADSs through a Nominee Institution), follow these instructions:

•	Complete all of the required information on the Voting Instructions Card;

•	Sign the Voting Instructions Card; and

•	Return the Voting Instructions Card by the ADS Voting Instructions Deadline to Citibank, N.A. as follows:

–	If by regular U.S. mail, to: The News Corporation Limited, c/o Citibank Shareholder Services, P.O. Box 8004, Edison, N.J. 08818-9323.

–	If by overnight courier, to: Citibank Proxy Services, 200 McGaw Drive, Edison, N.J. 08837 – Attn: Charles R. Wright (Telephone Number: 732-512-3023).

•	If you hold your ADSs through a Nominee Institution and you wish to vote by means of a Voting Instructions Card, you should refer to the information provided by your Nominee Institution.

Please take note of the following when you are giving voting instructions to the Depositary:

•	If your vote as to an issue is to “Abstain”, you are directing the Depositary not to vote on your behalf on a show of hands or on a poll and your vote(s) will not be counted in computing the required majority on a poll.

•	If you sign and timely return to the Depositary the Voting Instructions Card but fail to provide specific voting direction as to an issue, you shall be deemed to have directed the Depositary to appoint the Chairman of each of the Meetings to vote the Deposited Securities represented by your ADSs as the Chairman sees fit. The Company has informed the Depositary that the Chairman of the Meetings intends to vote “FOR” each of the issues brought to vote.

The information contained herein and enclosed herewith with respect to the Meetings has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meetings.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact the Information Agent, Georgeson Shareholder Communications, Inc., at 1-800-506-7142.

Citibank, N.A., as Depositary

September 15, 2004

4

Exhibit F

☒	Please mark your vote as in this example	9136

	Annual General Meeting of Shareholders					Share Scheme Meeting of Ordinary Shareholders					Capital Reduction Meeting
		FOR	AGAINST	ABSTAIN*			FOR	AGAINST	ABSTAIN*			FOR	AGAINST	ABSTAIN*
a.	Re-election of Mr. KE Cowley, as director	☐	☐	☐	2.	Approval of the Share Scheme described in the Information Memorandum.	☐	☐	☐	3.	Approval of the capital reduction by cancellation of all shares in the Company.	☐	☐	☐
b.	Re-election of Mr. DF DeVoe, as director	☐	☐	☐

c.	Election of Mr. V. Dinh, as director	☐	☐	☐		If you want your vote to be counted for all purposes, DO NOT mark this box. If you mark this box, you will not vote as registered legal owner of Deposited Securities and your vote will not count in determining whether the Share Scheme is approved by a majority in number of the shareholders who vote at the Meetings.								☐

d.	Election of Mr. PL Barnes, as director	☐	☐	☐		* If you mark the Abstain box for a particular item, you are directing the Depositary not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

e.	Election of Mr. JL Thornton, as director	☐	☐	☐					If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to 1, 2 and 3, the undersigned shall be deemed to have directed the Depositary to appoint the Chairman of each of the Meetings to vote the Deposited Securities represented by the undersigned’s ADSs as the Chairman sees fit. The Company has informed the Depositary that the Chairman of the Meetings intends to vote FOR each of the matters identified above.

Please sign your name to the voting instructions exactly as printed to the left. When signing in a fiduciary or representative capacity, give full title as such. Where there is more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.
	Signature(s)						Date

DETACH HERE

The News Corporation Limited

Agenda Items—Meetings of Shareholders on October 26, 2004

Annual General Meeting of Shareholders
1.	a.	Re-election of Mr. KE Cowley, as director
	b.	Re-election of Mr. DF DeVoe, as director
	c.	Election of Mr. V. Dinh, as director
	d.	Election of Mr. PL Barnes, as director
	e.	Election of Mr. JL Thornton, as director

Share Scheme Meeting of Ordinary Shareholders
2.	Approval of the Share Scheme described in the Information Memorandum

Capital Reduction Meeting
3.	Approval of the capital reduction involving the cancellation of all ordinary and preferred shares in the capital of the
Company, to take effect upon implementation of the Share Scheme as described in the Information Memorandum.

The Voting Instructions must be signed, completed and received at indicated address prior to

5:00 P.M. (New York City time) on October 14, 2004 for action to be taken.

2004 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

The News Corporation Limited (the “Company”)

CUSIP No.:	652487703

ADS Record Date:	September 15, 2004.

Meetings’ Specifics:

Annual General Meeting of Shareholders – October 26, 2004 at 10:00 A.M. (Adelaide time).

Share Scheme Meeting of Ordinary Shareholders – October 26, 2004 not before 10:30 A.M. (Adelaide time).

Capital Reduction Meeting – October 26, 2004 not before 11:00 A.M. (Adelaide time).

Depositary:	Citibank, N.A.

Deposited Securities:	Ordinary Shares of the Company.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement (the “ADSs”) acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meetings and the Meeting Materials specified therein (all capitalized terms used (but not defined) herein have the meanings given in the Depositary’s Notice of Shareholders’ Meetings) and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meetings (and any adjournment thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof (including by appointing or instructing the appointment of the Chairman of each of the Meetings as the undersigned’s proxy to act generally at the Meetings on behalf of the undersigned and to vote in accordance with the instructions indicated on the reverse side hereof (or, if no voting direction is given on the reverse side hereof, as the Chairman sees fit) and, unless the undersigned has affirmatively elected to vote as owner of ADSs (and not as a registered legal owner of Deposited Securities), to appoint the Beneficial Owner of the ADSs as Custodian under the Deposit Agreement, to register the Deposited Securities represented by the Beneficial Owner’s ADSs in the name of the Beneficial Owner, as Custodian, prior to the Australian Record Date, to vote the Deposited Securities in accordance with the voting instructions contained herein, and to transfer the registered legal ownership of the Deposited Securities from the Beneficial Owner to Citicorp Nominees Pty Ltd., as Custodian, after the Australian Record Date.

The undersigned represents that he/she/it is duly authorized to give the authorizations, directions and instructions contained herein and, unless the undersigned has affirmatively elected to vote as an owner of ADSs (and not as a registered legal owner of Deposited Securities), confirms that he/she/it is a party to and bound by the Deposit Agreement, agrees to hold the Deposited Securities registered in his/her/its name as Custodian, consents to being a member of the Company while the Deposited Securities are registered in his/her/its name, and authorizes and directs the disclosure of ownership information to the Company and the Depositary for the purpose hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The voting instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained herein and the instructions contemplated by Section 4.07 of the Deposit Agreement.

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DETACH HERE

Dear ADS holder:

The Company and the Depositary encourage you to take advantage of new and convenient ways by which you can provide voting instructions to the Depositary. You can provide voting instructions electronically through the Internet or by telephone prior to the voting instructions deadline set forth on the top of this voting instructions card. To provide voting instructions electronically, you must use the voter control number printed on the reverse side of this voting instructions card to access the applicable system.

1. To vote through the Internet

•	Access the World Wide Web site: http://www.citibank.com/adr;
•	Click on “Investors” and then click on “Voting by Internet”;
•	Input the “Voter Control Number” printed on the reverse side of this voting instructions card;
•	Complete the voting instructions provided on the Internet site.

2. To vote by telephone

•	Call the telephone voting access number 1-877-779-8683;
•	Enter the “Voter Control Number” printed on the reverse side of this voting instructions card;
•	Complete the voting instructions as indicated on the recording.

If you choose to provide voting instructions electronically, there is no need to mail back your voting instructions card. Your vote is important. Thank you for voting.

Exhibit G

☒	Please mark your vote as in this example	9147

Share Scheme Meeting of Preferred Shareholders				Capital Reduction Meeting

	FOR	AGAINST	ABSTAIN*		FOR	AGAINST	ABSTAIN*

1. Approval of the Share Scheme described in the Information Memorandum.	☐	☐	☐	2. Approval of the capital reduction by cancellation of all shares in the Company.	☐	☐	☐

If you want your vote to be counted for all purposes, DO NOT mark this box. If you mark this box, you will not vote as registered legal owner of Deposited Securities and your vote will not count in determining whether the Share Scheme is approved by a majority in number of the shareholders who vote at the Meetings.

☐

* If you mark the Abstain box for a particular item, you are directing the Depositary not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to 1 and 2, the undersigned shall be deemed to have directed the Depositary to appoint the Chairman of each of the Meetings to vote the Deposited Securities represented by the undersigned’s ADSs as the Chairman sees fit. The Company has informed the Depositary that the Chairman of the Meetings intends to vote FOR each of the matters identified above.

Please sign your name to the voting instructions exactly as printed to the left. When signing in a fiduciary or representative capacity, give full title as such. Where there is more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

SIGNATURE(S)                                                                                     Date

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DETACH HERE

The News Corporation Limited Agenda Items—Meetings of Shareholders on October 26, 2004
Share Scheme Meeting of Preferred Shareholders

1.	Approval of the Share Scheme described in the Information Memorandum.

Capital Reduction Meeting

2.

Approval of the capital reduction involving the cancellation of all ordinary and preferred shares in the capital of the Company, to take effect upon implementation of the Share Scheme as described in the Information Memorandum.

The Voting Instructions must be signed, completed and received at indicated address prior to

5:00 P.M. (New York City time) on October 14, 2004 for action to be taken.

2004 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

The News Corporation Limited (the “Company”)

CUSIP No.:	652487802

ADS Record Date:	September 15, 2004.

Meetings’ Specifics:	Share Scheme Meeting of Preferred Shareholders – October 26, 2004 not before 10:45 A.M. (Adelaide time). Capital Reduction Meeting – October 26, 2004 not before 11:00 A.M. (Adelaide time).

Depositary:	Citibank, N.A.

Deposited Securities:	Preferred Shares of the Company.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement (the “ADSs”) acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meetings and the Meeting Materials specified therein (all capitalized terms used (but not defined) herein have the meanings given in the Depositary’s Notice of Shareholders’ Meetings) and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meetings (and any adjournment thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof (including by appointing or instructing the appointment of the Chairman of each of the Meetings as the undersigned’s proxy to act generally at the Meetings on behalf of the undersigned and to vote in accordance with the instructions indicated on the reverse side hereof (or, if no voting direction is given on the reverse side hereof, as the Chairman sees fit) and, unless the undersigned has affirmatively elected to vote as owner of ADSs (and not as a registered legal owner of Deposited Securities), to appoint the Beneficial Owner of the ADSs as Custodian under the Deposit Agreement, to register the Deposited Securities represented by the Beneficial Owner’s ADSs in the name of the Beneficial Owner, as Custodian, prior to the Australian Record Date, to vote the Deposited Securities in accordance with the voting instructions contained herein, and to transfer the registered legal ownership of the Deposited Securities from the Beneficial Owner to Citicorp Nominees Pty Ltd., as Custodian, after the Australian Record Date.

The undersigned represents that he/she/it is duly authorized to give the authorizations, directions and instructions contained herein and, unless the undersigned has affirmatively elected to vote as an owner of ADSs (and not as a registered legal owner of Deposited Securities), confirms that he/she/it is a party to and bound by the Deposit Agreement, agrees to hold the Deposited Securities registered in his/her/its name as Custodian, consents to being a member of the Company while the Deposited Securities are registered in his/her/its name and authorizes and directs the disclosure of ownership information to the Company and the Depositary for the purpose hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The voting instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained herein and the instructions contemplated by Section 4.07 of the Deposit Agreement.

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DETACH HERE

Dear ADS holder:

The Company and the Depositary encourage you to take advantage of new and convenient ways by which you can provide voting instructions to the Depositary. You can provide voting instructions electronically through the Internet or by telephone prior to the voting instructions deadline set forth on the top of this voting instructions card. To provide voting instructions electronically, you must use the voter control number printed on the reverse side of this voting instructions card to access the applicable system.

1. To vote through the Internet

•	Access the World Wide Web site: http://www.citibank.com/adr;
•	Click on “Investors” and then click on “Voting by Internet”;
•	Input the “Voter Control Number” printed on the reverse side of this voting instructions card;
•	Complete the voting instructions provided on the Internet site.

2. To vote by telephone

•	Call the telephone voting access number 1-877-779-8683;
•	Enter the “Voter Control Number” printed on the reverse side of this voting instructions card;
•	Complete the voting instructions as indicated on the recording.

If you choose to provide voting instructions electronically, there is no need to mail back your voting instructions card. Your vote is important. Thank you for voting.